     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 14, 1997

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               TRITON GROUP LTD.
             (Exact name of Registrant as specified in its charter)

                DELAWARE                                    6719                                   33-0318116
    (STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL                    (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)             CLASSIFICATION CODE NUMBER)                   IDENTIFICATION NO.)

                            ------------------------

                               TRITON GROUP LTD.
                        550 WEST "C" STREET, SUITE 1880
                          SAN DIEGO, CALIFORNIA 92101
                                 (619) 231-1818
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                            ------------------------

                               MICHAEL M. EARLEY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               TRITON GROUP LTD.
                        550 WEST "C" STREET, SUITE 1880
                          SAN DIEGO, CALIFORNIA 92101
                                 (619) 231-1818
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   Copies to:

             LATHAM & WATKINS                       MORGAN LEWIS & BOCKIUS LLP
        701 "B" Street, Suite 2100                       101 Park Avenue
     San Diego, California 92101-8197                New York, New York 10178
              (619) 236-1234                              (212) 309-6000
           Attn: David A. Hahn                         Attn: David P. Blea

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement and the effective time of the merger (the "Merger") of a subsidiary of Triton Group Ltd. and Security Systems Holdings, Inc. ("Alarmguard"), as described in the Agreement and Plan of Merger, dated December 23, 1996 (the "Merger Agreement"), attached as Appendix A to the Proxy Statement/Prospectus forming a part of this Registration Statement.

    If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

             TITLE OF EACH CLASS OF                                     PROPOSED MAXIMUM    PROPOSED MAXIMUM
                SECURITIES TO BE                      AMOUNT TO BE       OFFERING PRICE        AGGREGATE           AMOUNT OF
                   REGISTERED                          REGISTERED           PER UNIT         OFFERING PRICE     REGISTRATION FEE
Common Stock, $.0001 par value...................     2,923,371(1)       Not Applicable      $4,645,557(2)          $930(3)

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

(1) INCLUDES THE MAXIMUM NUMBER OF SHARES OF COMMON STOCK TO BE REGISTERED HEREUNDER THAT MAY BE ISSUABLE PURSUANT TO THE MERGER AS DESCRIBED HEREIN.

(2) ESTIMATED SOLELY FOR THE PURPOSE OF COMPUTING THE REGISTRATION FEE PURSUANT TO RULE 457(F)(2) OF THE SECURITIES ACT. PURSUANT TO RULE 457(F)(2), $930 REPRESENTS ONE THIRD OF THE PAR VALUE OF THE ALARMGUARD COMMON AND PREFERRED STOCK TO BE EXCHANGED IN THE MERGER (AS A RESULT OF ALARMGUARD'S ACCUMULATED CAPITAL DEFICIT), AS OF DECEMBER 23, 1996.

(3) PREVIOUSLY PAID.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TRITON GROUP LTD.

                            ------------------------

                             CROSS-REFERENCE SHEET

    Pursuant to Rule 404(a) of the Securities Act of 1933, as amended, and Item 501(b) of Regulation S-K Showing the Location in the Prospectus of the Information Required by Part I of Form S-4

                                                                        LOCATION OR CAPTION IN PROXY
                    ITEM OF FORM S-4                                        STATEMENT/PROSPECTUS
--------------------------------------------------------  --------------------------------------------------------
A. INFORMATION ABOUT THE TRANSACTION

 1. Forepart of the Registration Statement and Outside    Facing Page of the Registration Statement; Outside Front
    Front Cover Page of Prospectus......................  Cover Page of Proxy Statement/ Prospectus

 2. Inside Front and Outside Back Cover Pages of          Available Information; Table of Contents
    Prospectus..........................................

 3. Risk Factors, Ratio of Earnings to Fixed Charges and  Summary; Risk Factors
    Other Information...................................

 4. Terms of the Transaction............................  Summary; Proposal 1: The Merger and the Issuance of the
                                                          Merger Shares; The Merger Agreement; Description of
                                                          Triton Capital Stock; Comparative Rights of Triton
                                                          Stockholders, Alarmguard Stockholders and Holdings
                                                          Stockholders

 5. Pro Forma Financial Information.....................  Summary; Proposal 1: The Merger and the Issuance of the
                                                          Merger Shares; The Merger Agreement; Unaudited Pro Forma
                                                          Condensed Combined Financial Information

 6. Material Contacts with the Company Being Acquired...  Summary; Proposal 1: The Merger and the Issuance of the
                                                          Merger Shares; The Merger Agreement

 7. Additional Information Required for Reoffering by     Not Applicable
    Persons and Parties Deemed to be Underwriters.......

 8. Interests of Named Experts and Counsel..............  Not Applicable

 9. Disclosure of Commission Position on Indemnification  Not Applicable
    for Securities Act Liabilities......................

B. INFORMATION ABOUT THE REGISTRANT

10. Information with Respect to S-3 Registrants.........  Not Applicable

11. Incorporation of Certain Information by Reference...  Not Applicable

                                                                        LOCATION OR CAPTION IN PROXY
                    ITEM OF FORM S-4                                        STATEMENT/PROSPECTUS
--------------------------------------------------------  --------------------------------------------------------
12. Information with Respect to S-2 or S-3                Available Information; Incorporation of Certain
    Registrants.........................................  Documents by Reference; Summary; Proposal 3: Election of
                                                          the Triton Board; Security Ownership of Certain
                                                          Beneficial Owners and Management of Triton Common Stock;
                                                          Ownership of Holdings Securities after the Merger;
                                                          Description of Triton; Triton Management's Discussion
                                                          and Analysis of Financial Condition and Results of
                                                          Operations; Description of Triton Capital Stock;
                                                          Comparative Rights of Triton Stockholders, Alarmguard
                                                          Stockholders and Holdings Stockholders

13. Incorporation of Certain Information by Reference...  Available Information; Incorporation of Certain
                                                          Documents by Reference

14. Information with Respect to Registrants Other than    Not Applicable
    S-2 or S-3 Registrants..............................

C. INFORMATION ABOUT THE COMPANY BEING ACQUIRED

15. Information with Respect to S-3 Companies...........  Not Applicable

16. Information with Respect to S-2 or S-3 Companies....  Not Applicable

17. Information with Respect to Companies Other than S-2  Summary; Description of Alarmguard; Ownership of or S-3 Companies....................................  Alarmguard Securities Prior to the Merger; Ownership of
                                                          Holdings Securities After the Merger; Alarmguard
                                                          Management's Discussion and Analysis of Financial
                                                          Condition and Results of Operations; Description of
                                                          Alarmguard Capital Stock; Comparative Rights of Triton
                                                          Stockholders, Alarmguard Stockholders and Holdings
                                                          Stockholders; Index to Consolidated Financial Statements
                                                          and Financial Statement Schedule of Security Systems
                                                          Holdings, Inc.

D. VOTING AND MANAGEMENT INFORMATION

18. Information if Proxies, Consents or Authorizations    Outside Front Cover Page of Proxy Statement/ Prospectus;
    are to be Solicited.................................  Available Information; Incorporation of Certain
                                                          Documents by Reference; Summary; The Annual Meeting;
                                                          Proposal 1: The Merger and the Issuance of the Merger
                                                          Shares; The Merger Agreement; Proposals 2(a)-(g): The
                                                          Restated Charter Proposals; Proposal 3: Election of the
                                                          Triton Board; Proposal 4: Adoption of the 1997 Stock
                                                          Incentive Plan; Security Ownership of Certain Beneficial
                                                          Owners and Management of Triton Common Stock; Ownership
                                                          of Alarmguard Securities Prior to The Merger; Ownership
                                                          of Holdings Securities After the Merger; Management of
                                                          Holdings After the Merger

19. Information if Proxies, Consents or Authorizations    Not Applicable
    Are Not to be Solicited or in

                                                                        LOCATION OR CAPTION IN PROXY
                    ITEM OF FORM S-4                                        STATEMENT/PROSPECTUS
--------------------------------------------------------  --------------------------------------------------------
    an Exchange Offer...................................

                               TRITON GROUP LTD.
                        550 West "C" Street, Suite 1880
                          San Diego, California 92101

                                                                  March 14, 1997

Dear Fellow Stockholders:

    You are cordially invited to attend the Annual Meeting of Stockholders (the "Annual Meeting") of Triton Group Ltd. ("Triton"), which will be held on April 14, 1997 at 10:00 a.m., local time, at Club 101 at 101 Park Avenue, New York, NY, 10178, for the following purposes:

        1. To approve and adopt an Agreement and Plan of Merger, as amended (the "Merger Agreement"), among Triton, Security Systems Holdings, Inc. ("Alarmguard") and a wholly-owned subsidiary of Triton ("Merger Sub"), pursuant to which Merger Sub will be merged with and into Alarmguard (the "Merger"), with Alarmguard surviving as a wholly-owned subsidiary of Triton. The Merger Agreement provides that Alarmguard's stockholders will receive an aggregate amount of approximately 2,877,368 shares (the "Merger Shares") of common stock, par value $.0001 per share, of Triton ("Triton Common Stock") (excluding approximately 46,003 shares of Triton Common Stock issuable upon the exercise of certain stock options of Alarmguard to be assumed by Triton), which will represent, in the aggregate, approximately 57% of the shares of Triton Common Stock that will be outstanding upon consummation of the Merger (giving effect to a one-for-ten reverse stock split of the Triton Common Stock to be effected prior to the Merger (the "Reverse Stock Split")). No fractional shares of Triton Common Stock will be issued in the Merger. In lieu of any such fractional securities, each Alarmguard stockholder who would otherwise have been entitled to a fraction of a share of Triton Common Stock will be paid an amount in cash, rounded to the nearest cent, determined by multiplying (x) the average closing price per share of Triton Common Stock on the American Stock Exchange for the ten trading days immediately preceding the second business day prior to the Merger by (y) the fractional interest to which such holder otherwise would be entitled. Triton estimates that the total amount of cash required in lieu of the issuance of any fractional shares will not exceed $10,000, which will be paid from cash on hand.

        2. To approve and adopt the following amendments to Triton's Amended and Restated Certificate of Incorporation (the "Restated Charter"): (a) to change the name of Triton to "Alarmguard Holdings, Inc."; (b) to authorize the Triton Board of Directors to provide for the issuance of preferred stock (the "Triton Preferred Stock") in one or more classes or series, having such rights, privileges, designations and preferences as may be determined by the Triton Board of Directors; (c) to change the authorized capital stock of Triton to 25 million shares of Triton Common Stock and 5 million shares of Triton Preferred Stock; (d) to effect the Reverse Stock Split; (e) to classify the directors of Triton into three classes, with staggered three-year terms; (f) to eliminate the ability of Triton stockholders to act by written consent; and (g) to eliminate Triton stockholders' ability to call a special meeting of the stockholders (collectively, the "Restated Charter Proposals"). The approval and adoption of each Restated Charter Proposal is conditioned on the approval and adoption of each of the other Restated Charter Proposals, and the approval and adoption of the Restated Charter Proposals is a condition precedent to the obligation of Alarmguard to consummate the Merger.

        3. To elect four persons to the Triton Board of Directors to serve until the earlier of (a) the next Annual Meeting of Stockholders of Triton and the election and qualification of their respective successors or (b) the consummation of the Merger contemplated by the Merger Agreement, in which case the Triton Board of Directors will consist of seven persons as described in the attached Proxy Statement/Prospectus.

        4. To approve and adopt the 1997 Triton Group Ltd. Long-Term Stock Incentive Plan (the "1997 Stock Incentive Plan").

        5. To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

    Details of the Merger and other important information concerning Triton and Alarmguard, including certain pro forma financial information, are set forth in the accompanying Proxy Statement/Prospectus, which you are urged to read. Also enclosed for your information are copies of Triton's Annual Report on Form 10-K for the fiscal year ended March 31, 1996 and its Quarterly Report on Form 10-Q for the quarter ended December 31, 1996.

    The Triton Board of Directors has fixed the close of business on March 13, 1997 as the record date (the "Record Date") for the determination of stockholders entitled to notice of and to vote at the Annual Meeting and any adjournments or postponements thereof.

    Alarmguard's stockholders who comply with the requirements of Section 262 of the Delaware General Corporation Law will be entitled to appraisal rights in connection with the Merger. Holders of Triton Common Stock will not be entitled under Delaware law to appraisal rights in connection with the Merger.

    The accompanying Notice of Annual Meeting of Stockholders and Proxy Statement/Prospectus contain information about the Merger, the Restated Charter Proposals, the election of Triton directors, the 1997 Stock Incentive Plan and the Annual Meeting. The Proxy Statement/Prospectus also provides a detailed description of the business, operations and recent financial results of Alarmguard, a privately-held company. We urge you to give this material your complete attention.

    AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER, THE RESTATED CHARTER PROPOSALS, AND THE 1997 STOCK INCENTIVE PLAN AND RECOMMENDS THAT ALL TRITON STOCKHOLDERS VOTE TO APPROVE THESE MATTERS AS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

    If the accompanying proxy card is properly signed and returned to Triton prior to the Annual Meeting and not revoked, it will be voted in accordance with the instructions contained therein. IF NO INSTRUCTIONS ARE GIVEN, THE PERSONS DESIGNATED AS PROXIES IN THE ACCOMPANYING PROXY CARD WILL VOTE FOR (I) THE ADOPTION OF THE MERGER AGREEMENT AND THE APPROVAL OF THE ISSUANCE OF THE MERGER SHARES; (II) THE RESTATED CHARTER PROPOSALS; (III) THE ELECTION OF THE NOMINEES TO THE TRITON BOARD; AND (IV) THE APPROVAL OF THE 1997 STOCK INCENTIVE PLAN.

                                          Sincerely yours,
                                          /s/ Michael M. Earley
                                          Michael M. Earley
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               TRITON GROUP LTD.
                        550 West "C" Street, Suite 1880
                          San Diego, California 92101

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON APRIL 14, 1997

TO THE STOCKHOLDERS OF TRITON GROUP LTD.:

    NOTICE IS HEREBY GIVEN that an Annual Meeting of Stockholders of Triton Group Ltd., a Delaware corporation ("Triton"), will be held at Club 101 at 101 Park Avenue, New York, NY 10178, on April 14, 1997 at 10:00 a.m. local time (the "Annual Meeting"), or at any adjournments or postponements thereof, for the following purposes:

        1. To approve and adopt an Agreement and Plan of Merger, as amended (the "Merger Agreement"), among Triton, Security Systems Holdings, Inc. ("Alarmguard") and a wholly-owned subsidiary of Triton ("Merger Sub"), pursuant to which Merger Sub will be merged with and into Alarmguard (the "Merger"), with Alarmguard surviving as a wholly-owned subsidiary of Triton. The Merger Agreement provides that Alarmguard's stockholders will receive an aggregate amount of approximately 2,877,368 shares (the "Merger Shares") of common stock, par value $.0001 per share, of Triton ("Triton Common Stock") (excluding approximately 46,003 shares of Triton Common Stock issuable upon the exercise of certain stock options of Alarmguard to be assumed by Triton), which will represent, in the aggregate, approximately 57% of the shares of Triton Common Stock that will be outstanding upon consummation of the Merger (giving effect to a one-for-ten reverse stock split of the Triton Common Stock to be effected prior to the Merger (the "Reverse Stock Split")). No fractional shares of Triton Common Stock will be issued in the Merger. In lieu of any such fractional securities, each Alarmguard stockholder who would otherwise have been entitled to a fraction of a share of Triton Common Stock will be paid an amount in cash, rounded to the nearest cent, determined by multiplying (x) the average closing price per share of Triton Common Stock on the American Stock Exchange for the ten trading days immediately preceding the second business day prior to the Merger by (y) the fractional interest to which such holder otherwise would be entitled. Triton estimates that the total amount of cash required in lieu of the issuance of any fractional shares will not exceed $10,000, which will be paid from cash on hand.

        2. To approve and adopt the following amendments to Triton's Amended and Restated Certificate of Incorporation (the "Restated Charter"): (a) to change the name of Triton to "Alarmguard Holdings, Inc."; (b) to authorize the Triton Board of Directors to provide for the issuance of preferred stock (the "Triton Preferred Stock") in one or more classes or series, having such rights, privileges, designations and preferences as may be determined by the Triton Board of Directors; (c) to change the authorized capital stock of Triton to 25 million shares of Triton Common Stock and 5 million shares of Triton Preferred Stock; (d) to effect the Reverse Stock Split; (e) to classify the directors of Triton into three classes, with staggered three-year terms; (f) to eliminate the ability of Triton stockholders to act by written consent; and (g) to eliminate Triton stockholders' ability to call a special meeting of the stockholders (collectively, the "Restated Charter Proposals"). The approval and adoption of each Restated Charter Proposal is conditioned on the approval and adoption of each of the other Restated Charter Proposals, and the approval and adoption of the Restated Charter Proposals is a condition precedent to the obligation of Alarmguard to consummate the Merger.

        3. To elect four persons to Triton's Board of Directors to serve until the earlier of (a) the next Annual Meeting of Stockholders of Triton and the election and qualification of their respective successors or (b) the consummation of the Merger contemplated by the Merger Agreement, in which case the Triton Board of Directors will consist of seven persons as described in the attached Proxy Statement/Prospectus.

        4. To approve and adopt the 1997 Triton Group Ltd. Long-Term Stock Incentive Plan (the "1997 Stock Incentive Plan").

        5. To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

    Only holders of record of shares of Triton Common Stock at the close of business on March 13, 1997, the record date for the Annual Meeting, are entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof. A list of stockholders entitled to vote at the Annual Meeting will be available for examination by any stockholder, for any purpose relevant to the Annual Meeting, on and after April 4, 1997, during ordinary business hours at Triton's principal executive offices located at the address first set forth above.

    Alarmguard's stockholders who comply with the requirements of Section 262 of the Delaware General Corporation Law will be entitled to appraisal rights in connection with the Merger. Holders of Triton Common Stock will not be entitled under Delaware law to appraisal rights in connection with the Merger.

    ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE AS PROMPTLY AS POSSIBLE. IF YOU ATTEND THE MEETING, YOU MAY WITHDRAW THE PROXY AND VOTE IN PERSON.

    If the accompanying proxy card is properly signed and returned to Triton prior to the Annual Meeting and not revoked, it will be voted in accordance with the instructions contained therein. IF NO INSTRUCTIONS ARE GIVEN, THE PERSONS DESIGNATED AS PROXIES IN THE ACCOMPANYING PROXY CARD WILL VOTE FOR (I) THE ADOPTION OF THE MERGER AGREEMENT AND THE APPROVAL OF THE ISSUANCE OF THE MERGER SHARES; (II) THE RESTATED CHARTER PROPOSALS; (III) THE ELECTION OF THE NOMINEES TO THE TRITON BOARD; AND (IV) THE APPROVAL OF THE 1997 STOCK INCENTIVE PLAN.

                                          By Order of the Board of Directors
                                          /s/ Mark G. Foletta

                                          Mark G. Foletta
                                          SECRETARY

San Diego, California
March 14, 1997

                               TRITON GROUP LTD.
                           PROXY STATEMENT/PROSPECTUS

            FOR ANNUAL MEETING OF STOCKHOLDERS OF TRITON GROUP LTD.
                          TO BE HELD ON APRIL 14, 1997

    This Proxy Statement/Prospectus is being furnished in connection with the solicitation on behalf of the Board of Directors of Triton Group Ltd., a Delaware corporation ("Triton"), of proxies for use at the Annual Meeting of Stockholders (including any adjournments or postponements thereof) (the "Annual Meeting") to be held at Club 101 at 101 Park Avenue, New York, NY 10178, on April 14, 1997, at 10:00 a.m. local time, for the purposes set forth in the accompanying Notice. This Proxy Statement/Prospectus is accompanied by Triton's Annual Report on Form 10-K for the fiscal year ended March 31, 1996 (the "Triton 10-K") and Triton's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996 (the "Triton 10-Q").

    This Proxy Statement/Prospectus also constitutes the prospectus of Triton relating to 2,923,371 shares of its common stock, par value $.0001 per share (the "Triton Common Stock"), to be issued in accordance with the terms of the Agreement and Plan of Merger, dated December 23, 1996, as amended (the "Merger Agreement"), described in this Proxy Statement/ Prospectus and attached hereto as Appendix A, by and among Triton, Triton Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Triton ("Merger Sub"), and Security Systems Holdings, Inc. ("Alarmguard"), a Delaware corporation that operates through its wholly-owned subsidiary Alarmguard, Inc. Pursuant to the Merger Agreement, Merger Sub will merge with and into Alarmguard (the "Merger"), with Alarmguard surviving as a wholly-owned subsidiary of Triton, and Alarmguard's stockholders will receive an aggregate amount of approximately 2,877,368 shares (the "Merger Shares") of Triton Common Stock (which excludes approximately 46,003 shares of Triton Common Stock issuable to the holders of the Assumed Options (as defined herein) upon the exercise thereof), which will represent, in the aggregate, approximately 57% of the shares of Triton Common Stock that will be outstanding upon the consummation of the Merger (giving effect to a one-for-ten reverse stock split of the Triton Common Stock to be effected pursuant to the Restated Charter (as defined below) prior to the Merger (the "Reverse Stock Split")). The 21,553,502 shares of Triton Common Stock that are currently outstanding (without giving effect to the Reverse Stock Split) will remain outstanding upon consummation of the Merger and will represent, in the aggregate, approximately 43% of the Triton Common Stock outstanding upon the consummation of the Merger. No fractional shares of Triton Common Stock will be issued in the Merger. In lieu of any such fractional securities, each Alarmguard stockholder who would otherwise have been entitled to a fraction of a share of Triton Common Stock will be paid an amount in cash, rounded to the nearest cent, determined by multiplying (x) the average closing price per share of Triton Common Stock on the American Stock Exchange (the "AMEX") for the ten trading days immediately preceding the second business day prior to the Effective Time (as defined herein) by (y) the fractional interest to which such holder otherwise would be entitled. Triton estimates that the total amount of cash required in lieu of the issuance of any fractional shares will not exceed $10,000, which will be paid from cash on hand.

    A condition precedent to the obligation of Alarmguard to consummate the Merger is the approval and adoption by Triton's stockholders of an amendment and restatement of Triton's Amended and Restated Certificate of Incorporation (the "Restated Charter"). In the event that the Merger is approved by the requisite vote of Triton stockholders, an amendment and restatement of Triton's Amended and Restated By-Laws (the "Restated By-Laws") also will be effected upon the consummation of the Merger. See "PROPOSALS 2(a)-(g): THE RESTATED CHARTER PROPOSALS."

    SEE "RISK FACTORS" BEGINNING ON PAGE 20 FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED WHEN EVALUATING THE MERGER.

    This Proxy Statement/Prospectus also relates to proposals to (i) elect four persons to the Board of Directors of Triton (the "Triton Board") to serve until the earlier of (a) the next annual meeting of the Triton stockholders and the election and qualification of their respective successors or (b) the consummation of the Merger, in which case the Triton Board will consist of seven persons as described herein; (ii) approve and adopt the 1997 Triton Group Ltd. Long-Term Stock Incentive Plan; and (iii) transact such other business as may properly come before the Annual Meeting.

    This Proxy Statement/Prospectus and the accompanying proxy card, together with the Triton 10-K and the Triton 10-Q, are first being mailed on or about March 17, 1997 to all stockholders of Triton. Only holders of record of Triton Common Stock at the close of business on March 13, 1997 (the "Record Date") will be entitled to vote at the Annual Meeting.

    Alarmguard's stockholders who comply with the requirements of Section 262 ("Section 262") of the Delaware General Corporation Law (the "DGCL") will be entitled to appraisal rights in connection with the Merger. A copy of Section 262 is attached to this Proxy Statement/Prospectus as Appendix C. Holders of Triton Common Stock will not be entitled under the DGCL to appraisal rights in connection with the Merger.

    This Proxy Statement/Prospectus does not cover any resales of the Merger Shares to be received by Alarmguard stockholders upon consummation of the Merger, and no person is authorized to make use of this Proxy Statement/ Prospectus in connection with any such resale. This Proxy Statement/Prospectus does not constitute the solicitation of any proxy or written consent of Alarmguard stockholders.
                           --------------------------
THE SECURITIES TO BE ISSUED PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS HAVE NOT
 BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
    OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
    OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.
                           --------------------------

         THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS MARCH 14, 1997.

                             AVAILABLE INFORMATION

    Triton is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Triton has filed with the Commission a Registration Statement on Form S-4 (herein, together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Triton Common Stock to be issued pursuant to the Merger. The Registration Statement and the exhibits thereto, as well as the reports, proxy statements and other information filed by Triton, can be inspected and copied, at prescribed rates, at the public reference facilities maintained at the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, including Triton, that file electronically with the Commission. The address of such Web site is: http://www.sec.gov. Such materials and other information concerning Triton also can be inspected and copied at the offices of the AMEX at 86 Trinity Place, New York, New York 10006-1888. Alarmguard is not subject to the reporting requirements of the Exchange Act.

    This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Proxy Statement/Prospectus, or in any document incorporated in this Proxy Statement/Prospectus by reference, as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents heretofore filed with the Commission pursuant to the Exchange Act are incorporated herein by reference:

    1. Triton's Annual Report on Form 10-K for the fiscal year ended March 31, 1996, as amended by Triton's Report on Form 10-K/A filed with the Commission on July 26, 1996 and Triton's Report on Form 10-K/A filed with the Commission on March 12, 1997;

    2.  Triton's Quarterly Report on Form 10-Q for the quarter ended June 30,
1996;

    3. Triton's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996; and

    4. Triton's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996.

    All reports and other documents filed by Triton pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement/Prospectus and prior to the date of the Annual Meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a report or document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein, or in any other subsequently filed report or document which also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

    NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS AND, IF SO GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

    NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR THE SALE OF ANY SECURITIES HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF TRITON OR ALARMGUARD SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               TABLE OF CONTENTS

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AVAILABLE INFORMATION......................................................................................          ii

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................................................          ii

SUMMARY....................................................................................................           1
  General..................................................................................................           1
  The Annual Meeting.......................................................................................           3
  Proposal 1: The Merger and the Issuance of the Merger Shares.............................................           4
  Proposals 2(a)-(g): The Restated Charter Proposals.......................................................          13
  Proposal 3: Election of the Triton Board.................................................................          13
  Proposal 4: Adoption of the 1997 Stock Incentive Plan....................................................          13
  Triton Summary Selected Historical Consolidated Financial Data...........................................          14
  Alarmguard Summary Selected Historical Consolidated Financial and Operating Data.........................          15
  Summary Unaudited Pro Forma Financial Information........................................................          18

UNAUDITED PRO FORMA BALANCE SHEET DATA.....................................................................          19

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS DATA...........................................................          19

RISK FACTORS...............................................................................................          20
  Dependence Upon Direct Marketing Program and Acquisitions for Growth.....................................          20
  Risks Related to Dependence Upon the Direct Marketing Program for Growth.................................          20
  Risks Related to Dependence Upon Acquisitions for Growth.................................................          21
  Need for Additional Capital..............................................................................          22
  History of Net Losses; Anticipated Future Losses.........................................................          23
  Impact of Growth Strategy on Quarterly Results of Operations.............................................          23
  Risks Related to High Leverage and Debt Service..........................................................          24
  Risks Related to Holding Company Structure...............................................................          24
  Restrictions Under New Credit Facility; Consequences of Failure to Comply................................          24
  Management of Growth.....................................................................................          25
  Attrition of Subscriber Accounts.........................................................................          25
  Possible Adverse Effect of "False Alarm" Ordinances......................................................          26
  Government Regulations; Risks of Liability of Operations.................................................          26
  Geographic Concentration.................................................................................          27
  Competition..............................................................................................          27
  Dependence on the Central Monitoring Station.............................................................          27
  Dependence on Senior Management..........................................................................          28
  Low Trading Volume.......................................................................................          28
  Shares Available for Future Sale.........................................................................          28
  Absence of Market Prices of Alarmguard Common Stock......................................................          28
  Dilution.................................................................................................          28
  Antitakeover Effects of Certain Charter Provisions, Delaware Law.........................................          29
  Absence of Fairness Opinion..............................................................................          29

COMPARATIVE PER SHARE DATA.................................................................................          30

DIVIDENDS AND MARKET PRICES OF TRITON COMMON STOCK AND TRITON PUBLIC WARRANTS..............................          31

CAPITALIZATION.............................................................................................          32

THE ANNUAL MEETING.........................................................................................          33

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  General..................................................................................................          33
  Matters to be Considered at the Annual Meeting...........................................................          33
  Voting at the Annual Meeting; Record Date................................................................          33
  Vote Required............................................................................................          34

PROPOSAL 1: THE MERGER AND THE ISSUANCE OF THE MERGER SHARES...............................................          35
  General..................................................................................................          35
  Effective Time...........................................................................................          35
  Conversion of Shares.....................................................................................          35
  Background of the Merger.................................................................................          35
  Recommendation of the Triton Board; Reasons for the Merger...............................................          41
  Recommendation of the Alarmguard Board; Reasons for the Merger...........................................          42
  Opinion of Financial Advisor to Triton...................................................................          42
  Alarmguard Financing.....................................................................................          47
  Resale of Holdings Common Stock..........................................................................          49
  The Registration Rights Agreement........................................................................          50
  The Lock-up Agreement....................................................................................          51
  Interests of Certain Persons in the Merger...............................................................          52
  Listing of the Merger Shares on the AMEX.................................................................          54
  Certain Federal Income Tax Consequences..................................................................          54
  Appraisal Rights.........................................................................................          56
  Accounting Treatment.....................................................................................          58

THE MERGER AGREEMENT.......................................................................................          59
  General..................................................................................................          59
  Effective Time of the Merger.............................................................................          60
  Representations and Warranties...........................................................................          60
  Business of Alarmguard Pending the Merger................................................................          61
  Business of Triton Pending the Merger....................................................................          62
  No Solicitation..........................................................................................          64
  Certain Other Covenants..................................................................................          65
  Conditions; Waivers......................................................................................          66
  Amendment; Termination...................................................................................          68
  Expenses; Termination Fee................................................................................          68

PROPOSALS 2(a)-(g): THE RESTATED CHARTER PROPOSALS.........................................................          70
  Recommendation of the Triton Board.......................................................................          76

PROPOSAL 3: ELECTION OF THE TRITON BOARD...................................................................          77
  Nominees for Election as Directors.......................................................................          77
  Directors and Executive Officers of Triton...............................................................          77
  Executive Compensation...................................................................................          78
  Recommendation of the Triton Board.......................................................................          84

PROPOSAL 4: ADOPTION OF THE 1997 STOCK INCENTIVE PLAN......................................................          85
  Description of the 1997 Stock Incentive Plan.............................................................          85
  Federal Tax Consequences.................................................................................          87
  Recommendation of the Triton Board.......................................................................          87

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF TRITON COMMON STOCK......................          88

OWNERSHIP OF ALARMGUARD SECURITIES PRIOR TO THE MERGER.....................................................          90

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OWNERSHIP OF HOLDINGS SECURITIES AFTER THE MERGER..........................................................          92

MANAGEMENT OF HOLDINGS AFTER THE MERGER....................................................................          94
  Directors and Executive Officers of Holdings After the Merger............................................          94
  Executive Compensation...................................................................................          96
  Directors Compensation...................................................................................          99
  Certain Transactions.....................................................................................          99

DESCRIPTION OF TRITON......................................................................................         100
  General..................................................................................................         100
  Major Developments During 1995 and 1996..................................................................         101
  Financial Reorganization Pursuant to Chapter 11..........................................................         102
  Business.................................................................................................         103
  Employees................................................................................................         103
  Properties...............................................................................................         104
  Legal Proceedings........................................................................................         104
  Environmental Matters Relating to Certain of Triton's Former Divisions and Subsidiaries..................         105

DESCRIPTION OF ALARMGUARD..................................................................................         106
  General..................................................................................................         106
  Business.................................................................................................         106
  Market Overview and Trends...............................................................................         107
  Business Strategy........................................................................................         109
  The Direct Marketing Program.............................................................................         111
  The Acquisition Program..................................................................................         111
  Recent Developments......................................................................................         113
  Traditional Sales and Marketing..........................................................................         113
  Sonitrol Franchise.......................................................................................         114
  Description of Operations................................................................................         114
  Competition..............................................................................................         117
  Regulatory Matters.......................................................................................         117
  Risk Management..........................................................................................         118
  Trademarks...............................................................................................         119
  Legal Proceedings........................................................................................         119
  Employees................................................................................................         119
  Facilities...............................................................................................         119

TRITON SELECTED HISTORICAL FINANCIAL DATA..................................................................         119

TRITON MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS...............         121
  Background and Recent Developments.......................................................................         121
  Business Developments....................................................................................         122
  Financial Reorganization and Basis for Preparation of Financial Statements...............................         124
  Liquidity and Capital Resources..........................................................................         124
  Results of Operations....................................................................................         125

ALARMGUARD SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA...................................         128

ALARMGUARD MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS...........         131
  General..................................................................................................         131

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  Results of Operations....................................................................................         134
  Liquidity and Capital Resources..........................................................................         136
  Adoption of Recent Accounting Standards..................................................................         138

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION...............................................         139

DESCRIPTION OF TRITON CAPITAL STOCK........................................................................         144
  General..................................................................................................         144
  Common Stock.............................................................................................         144
  Public Warrants..........................................................................................         144

DESCRIPTION OF ALARMGUARD CAPITAL STOCK....................................................................         145
  General..................................................................................................         145
  Common Stock.............................................................................................         145
  Preferred Stock..........................................................................................         147
  Large Institutional Stockholders.........................................................................         149
  Directors' Liability.....................................................................................         149

COMPARATIVE RIGHTS OF TRITON STOCKHOLDERS, ALARMGUARD STOCKHOLDERS AND HOLDINGS STOCKHOLDERS...............         149
  Authorized Shares of Capital Stock; Dividends............................................................         150
  Redemption and Repurchase of Capital Stock...............................................................         150
  Liquidation Rights.......................................................................................         151
  Voting Rights............................................................................................         151
  Supermajority Voting Requirements for Business Combinations..............................................         151
  Preemptive Rights........................................................................................         152
  Registration Rights......................................................................................         152
  Appraisal Rights.........................................................................................         152
  Annual Meetings of Stockholders..........................................................................         152
  Special Meetings of Stockholders.........................................................................         153
  Stockholder Actions Without a Meeting....................................................................         153
  Stockholder Proposals Procedures.........................................................................         153
  Stockholder Rights Plan..................................................................................         153
  Classified Board of Directors............................................................................         153
  Nominations of Directors.................................................................................         154
  Removal of Directors.....................................................................................         154
  Vacancies in the Board of Directors......................................................................         154
  Indemnification..........................................................................................         155
  Limitation of Personal Liability of Directors............................................................         155
  Amendment of Charter Documents...........................................................................         155
  Amendment of By-Laws.....................................................................................         155

LEGAL MATTERS..............................................................................................         156

EXPERTS....................................................................................................         156

OTHER BUSINESS.............................................................................................         156

STOCKHOLDER PROPOSALS FOR THE 1998 ANNUAL MEETING..........................................................         156

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE OF SECURITY SYSTEMS HOLDINGS,
  INC. ....................................................................................................         F-1

Appendix A: Agreement and Plan of Merger, as amended

Appendix B: Fairness Opinion of Patricof & Co. Capital Corp.

Appendix C: Section 262 of the Delaware General Corporation Law -- Appraisal Rights

Appendix D-1: Second Amended and Restated Certificate of Incorporation of Triton Group Ltd.

Appendix D-2: Second Amended and Restated By-Laws of Triton Group Ltd.

Appendix E: 1997 Long-Term Stock Incentive Plan

                                    SUMMARY

    THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS AND THE APPENDICES HERETO. THIS SUMMARY IS NOT INTENDED TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO MORE DETAILED INFORMATION CONTAINED ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS AND THE APPENDICES HERETO. UNLESS OTHERWISE INDICATED OR THE CONTEXT OTHERWISE REQUIRES, AS USED IN THIS PROXY STATEMENT/PROSPECTUS, THE TERM "ALARMGUARD" REFERS TO SECURITY SYSTEMS HOLDINGS, INC., A DELAWARE CORPORATION ("SSH"), AND ITS SUBSIDIARIES PRIOR TO THE CONSUMMATION OF THE MERGER. IN ADDITION, AS USED IN THIS PROXY STATEMENT/PROSPECTUS, (I) THE TERM "HOLDINGS" REFERS TO ALARMGUARD HOLDINGS, INC. (FORMERLY KNOWN AS TRITON) AND ITS SUBSIDIARIES AFTER THE CONSUMMATION OF THE MERGER; (II) THE TERM "HOLDINGS BOARD" REFERS TO THE TRITON BOARD AFTER THE CONSUMMATION OF THE MERGER; AND
(III) THE TERM "HOLDINGS COMMON STOCK" REFERS TO THE TRITON COMMON STOCK AFTER THE CONSUMMATION OF THE MERGER. UNLESS OTHERWISE INDICATED OR THE CONTEXT OTHERWISE REQUIRES, ALL REFERENCES TO THE TRITON COMMON STOCK OR THE HOLDINGS COMMON STOCK GIVE EFFECT TO THE REVERSE STOCK SPLIT.

    THIS PROXY STATEMENT/PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WITH RESPECT TO ALARMGUARD, TRITON AND HOLDINGS, INCLUDING WITHOUT LIMITATION STATEMENTS WITH RESPECT TO MONTHLY RECURRING REVENUE OF ALARMGUARD ("MRR"),(1/) WHICH INVOLVE RISK AND UNCERTAINTIES. THE ACTUAL RESULTS OF ALARMGUARD, TRITON AND HOLDINGS MAY DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS. STOCKHOLDERS OF TRITON AND ALARMGUARD ARE URGED TO READ THIS PROXY STATEMENT/PROSPECTUS AND THE APPENDICES HERETO IN THEIR ENTIRETY.

GENERAL

    TRITON.

    Triton is a holding company which historically conducted business through a number of operating subsidiaries in various industries. Triton emerged from bankruptcy proceedings under Chapter 11 of the U.S. Bankruptcy Code ("Chapter 11") in June 1993 with operating control of six subsidiaries and a significant equity interest in a seventh company. Triton announced in August 1993 a plan to realize value for its stockholders over a relatively short period of time in the form of either cash or securities which, in the opinion of Triton's management, would be liquid and fairly valued given the underlying assets. A number of transactions have occurred since 1993 consistent with this strategy, including a distribution to Triton's stockholders in December 1995 valued in the aggregate at $52 million ($2.54 per outstanding share of Triton Common Stock). Triton has no remaining consolidated operations but owns 676,050 shares of common stock of Mission West Properties ("Mission West"), a publicly-traded real estate company, with a quoted market value of $1.4 million at March 13, 1997, and 450,000 shares (with a face value of $3.6 million) of Series A Convertible Preferred Stock of Ridgewood Properties, Inc. ("Ridgewood"), a diversified real estate company. At March 13, 1997, Triton also had $15.3 million in cash and held certain other miscellaneous assets and liabilities.

    Triton's principal executive offices are located at 550 West "C" Street, Suite 1880, San Diego, California 92101, and its telephone number is (619) 231-1818. See "DESCRIPTION OF TRITON" for a more detailed description of Triton's business and "RISK FACTORS" for a discussion of the risks associated with the ownership of Holdings Common Stock.

------------------------

1/ As used in this Proxy Statement/Prospectus, MRR means monthly recurring revenue that Alarmguard (or, if the context requires, another company in the security alarm industry) is entitled to receive under contracts in effect at the end of such period. MRR is a term commonly used in the security alarm industry as a measure of the size of a company. It does not measure profitability or performance, and does not include any allowance for future subscriber attrition or for uncollectible accounts receivable.

    ALARMGUARD.

    Alarmguard was formed on December 4, 1991 to acquire and manage companies in the security alarm system installation and monitoring business. Alarmguard sells and installs burglar and fire alarm systems and provides security alarm monitoring services and security system repair and maintenance services to homeowners and businesses, principally in the Northeast and Mid-Atlantic regions of the United States. Alarmguard provides its security alarm systems and services primarily under its trademark "Alarmguard." Alarmguard had approximately 49,000 monitored subscriber accounts as of December 31, 1996 (approximately 68% of which were residential) with an aggregate MRR of approximately $1.4 million as of December 31, 1996. Based on a survey of recurring annual revenue set forth in the May 1996 issue of SDM, a security alarm industry publication, Alarmguard is the fifteenth largest residential and commercial security alarm monitoring company of the 79 security companies reported in such survey.

    Alarmguard's objective is to provide residential and commercial security services to an increasing number of subscribers by making such services affordable and by focusing on markets with attractive demographics. Alarmguard's growth strategy is to enhance its position in the security alarm monitoring industry in the Northeastern and Mid-Atlantic United States by increasing the number and density of subscribers for whom it provides services. Alarmguard is pursuing this strategy through a balanced growth plan incorporating acquisitions of portfolios of subscriber accounts in existing and contiguous markets, internal growth through direct marketing (primarily by means of telemarketing) to obtain new subscribers (the "Direct Marketing Program") and the continued growth of Alarmguard's core business through referrals and traditional local marketing. Alarmguard believes that increasing the number and density of its subscribers will help it to achieve economies of scale and improve results of operations, thereby increasing utilization of Alarmguard's central monitoring station and improving efficiency of its service operations.

    On December 20, 1996, Alarmguard entered into a Stock Purchase and Sale Agreement (the "Stock Purchase Agreement") with respect to a proposed acquisition (the "Proposed Acquisition") of Protective Alarms, Inc. ("Protective Alarms"). Protective Alarms is a security alarm systems company doing business primarily in Connecticut and Westchester County, New York, that provides security equipment and monitoring services to homeowners and businesses. Protective Alarms had approximately 9,000 subscribers as of December 31, 1996 (approximately 70% of which were residential). In addition, Protective Alarms specializes in providing security and monitoring services to businesses with multiple locations ("Chain Account Sales"), primarily in the Northeastern United States, under the name "Pro National." Pursuant to the Stock Purchase Agreement, Alarmguard has agreed to purchase all of the issued and outstanding shares of capital stock of Protective Alarms for an initial purchase price of approximately $17.1 million (including $0.1 million of estimated expenses), subject to certain terms and conditions. Up to $1.6 million in additional consideration will be paid to the sellers of Protective Alarms, upon the installation of national account contracts pending on the closing date, during the year following the closing of the Proposed Acquisition. If the Proposed Acquisition is consummated, Alarmguard expects to be able to develop its business with respect to Chain Account Sales. See "DESCRIPTION OF ALARMGUARD--Recent Developments." Alarmguard continuously pursues both solicited and unsolicited acquisition opportunities; however, there are currently no acquisitions (other than the Proposed Acquisition) pending or agreements subject to which Alarmguard would be bound.

    Alarmguard's principal executive offices are located at 125 Frontage Road, Orange, Connecticut 06477, and its telephone number is (203) 795-9000. See "DESCRIPTION OF ALARMGUARD" for a more detailed description of Alarmguard's business.

    MERGER SUB.

    Merger Sub, a Delaware corporation and a wholly-owned subsidiary of Triton, was incorporated on December 16, 1996 solely for the purpose of effecting the Merger. Merger Sub engages in no other business. Merger Sub's principal executive offices are located at 550 West "C" Street, Suite 1880, San Diego, California 92101, and its telephone number is (619) 231-1818.

THE ANNUAL MEETING

    The Annual Meeting of stockholders of Triton will be held on April 14, 1997, at 10:00 a.m. local time, at Club 101 at 101 Park Avenue, New York, NY 10178.

    MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

    The purpose of the Annual Meeting will be to (i) consider and vote upon a proposal to adopt the Merger Agreement and to approve the issuance of the Merger Shares; (ii) consider and vote upon a proposal to approve and adopt the Restated Charter Proposals; (iii) elect four persons to the Triton Board to serve until the earlier of (a) the next annual meeting of Triton stockholders and the election and qualification of their respective successors or (b) the consummation of the Merger; (iv) consider and vote upon a proposal to approve the 1997 Stock Incentive Plan; and (v) transact such other matters as may properly come before the Annual Meeting. A condition precedent to the obligation of Alarmguard to consummate the Merger is the approval and adoption of the Restated Charter Proposals. See "THE ANNUAL MEETING--Matters to Be Considered at the Annual Meeting."

    VOTING AT THE ANNUAL MEETING; RECORD DATE

    Only holders of record of Triton Common Stock at the close of business on the Record Date, March 13, 1997, will be entitled to vote at the Annual Meeting. As of the close of business on the Record Date, there were 21,553,502 shares of Triton Common Stock outstanding (without giving effect to the Reverse Stock Split) and entitled to vote, held of record by approximately 1,500 stockholders. See "THE ANNUAL MEETING--Voting at the Annual Meeting; Record Date."

    The holders of a majority of the shares of Triton Common Stock issued and outstanding and entitled to vote at the Annual Meeting, present in person or by proxy, will constitute a quorum at the Annual Meeting. Duly executed, unmarked proxies will be included in determining whether a quorum is present.

    VOTE REQUIRED

    The consummation of the Merger is conditioned on, among other things, (i) the adoption of the Merger Agreement and approval of the issuance of the Merger Shares and (ii) the adoption and approval of the Restated Charter Proposals by stockholders of Triton at the Annual Meeting. For a more detailed discussion of the items upon which the consummation of the Merger is conditioned, see "--Conditions of the Merger; Termination" and "THE MERGER AGREEMENT--Conditions; Waivers." Triton stockholders must approve the issuance of the Merger Shares in order to comply with requirements of the AMEX (on which the Triton Common Stock is listed) because the issuance of the Merger Shares will result in an increase in the shares of Triton Common Stock outstanding of more than 20%. Triton stockholders must approve the 1997 Stock Incentive Plan in order to comply with the requirements of AMEX because it will authorize the issuance of more than 5% of the outstanding Triton Common Stock in any one year. The adoption of the Merger Agreement and issuance of the Merger Shares and the Restated Charter Proposals will be approved upon receipt of the affirmative vote of the holders of at least a majority of the outstanding shares of Triton Common Stock entitled to vote at the Annual Meeting. The affirmative vote of a majority of the votes cast at the Annual Meeting, assuming a quorum is present, is required for the approval of the 1997 Stock Incentive Plan, and the affirmative vote of a plurality of the votes cast at the Annual Meeting is required for the election of the nominees to the Triton Board. See "THE ANNUAL MEETING--Vote Required." As of the close of business on March 13, 1997, directors and executive officers of Triton, together with their affiliates, as a group owned 3.9% of the issued and outstanding shares of Triton Common Stock. Triton has been informed that each of its directors and officers currently intends to vote his shares of Triton Common Stock in favor of the adoption of the Merger Agreement and issuance of the Merger Shares, the Restated Charter Proposals, the election of the nominees to the Triton Board and the 1997 Stock Incentive Plan. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF TRITON COMMON STOCK."

PROPOSAL 1: THE MERGER AND THE ISSUANCE OF THE MERGER SHARES

    TERMS OF THE MERGER

    Pursuant to the terms of the Merger Agreement, Merger Sub will be merged with and into Alarmguard, with Alarmguard surviving as a wholly-owned subsidiary of Triton. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, at the Effective Time (as defined below) the holders of shares of Alarmguard's (i) Class A Voting Common Stock, $1.00 par value per share (the "Alarmguard Voting Common Stock"); (ii) Class B Non-Voting Common Stock, $1.00 par value per share (the "Alarmguard Non-Voting Common Stock" and, together with the Alarmguard Voting Common Stock, the "Alarmguard Common Stock"); (iii) Series A Preferred Stock, $100.00 par value per share (the "Alarmguard Series A Preferred Stock"); and (iv) Series B Preferred Stock, $120.00 par value per share (the "Alarmguard Series B Preferred Stock" and, together with the Alarmguard Series A Preferred Stock, the "Alarmguard Preferred Stock"), issued and outstanding immediately prior to the Effective Time (other than shares owned by Triton, Merger Sub or any other direct or indirect wholly-owned subsidiary of Alarmguard or Triton, shares held in treasury by Alarmguard and shares held by holders who have properly perfected their appraisal rights under Delaware law), will receive an aggregate of approximately 2,877,368 shares of Triton Common Stock (which excludes approximately 46,003 shares of Triton Common Stock issuable to the holders of the Assumed Options (as defined below) upon the exercise thereof) which will represent, in the aggregate, approximately 57% of the shares of Triton Common Stock that will be outstanding upon the consummation of the Merger (giving effect to the Reverse Stock Split).

    The Merger Shares will be allocated among the Alarmguard stockholders as follows: (i) the shares of Alarmguard Common Stock will be converted into approximately 874,683 shares of Triton Common Stock at a conversion ratio of
3.68023 per share (the "Common Stock Conversion Ratio"); (ii) the shares of Alarmguard Series A Preferred Stock, together with all dividends thereon that have accrued and remain unpaid through January 31, 1997, will be converted into approximately 752,649 shares of Triton Common Stock at a conversion ratio of
15.05297 per share (the "Series A Preferred Stock Conversion Ratio"); and (iii) the shares of Alarmguard Series B Preferred Stock, together with all dividends thereon that have accrued and remain unpaid through January 31, 1997, will be converted into approximately 1,250,036 shares of Triton Common Stock at a conversion ratio of 17.24188 per share (the "Series B Preferred Stock Conversion Ratio").

    The Merger Agreement provides that dividends on the Alarmguard Preferred Stock that have accrued and remain unpaid from February 1, 1997 through the Effective Time will be paid at the consummation of the Merger in cash by Triton to the holders of the Alarmguard Preferred Stock as of such time. Any such payment will have no effect on the conversion of the Alarmguard Preferred Stock. The Merger Agreement provides that Triton will not be obligated to pay any amount in excess of $140,000 of such accrued and unpaid dividends. It is not expected that the aggregate of such payment will exceed $140,000 on or before the date of the Merger. If the Merger is consummated, any accrued and unpaid dividends on the Alarmguard Preferred Stock in excess of $140,000 would become the obligation of Holdings. If the Merger is not consummated, any such dividends would remain the obligation of Alarmguard.

    No fractional shares of Triton Common Stock will be issued in the Merger. In lieu of any such fractional securities, each holder of Alarmguard Common Stock or Alarmguard Preferred Stock who would otherwise have been entitled to a fraction of a share of Triton Common Stock will be paid an amount in cash, rounded to the nearest cent, determined by multiplying (x) the average closing price per share of Triton Common Stock on the AMEX for the ten trading days immediately preceding the second business day prior to the Effective Time by (y) the fractional interest to which such holder otherwise would be entitled. In addition, the Merger Agreement provides that, at the Effective Time, each share of common stock, $.01 par value per share, of Merger Sub (the "Merger Sub Common Stock") will be converted into and exchanged for one share of common stock, $.01 par value per share (the "Surviving Corporation Common Stock"), of the surviving corporation in the Merger (the "Surviving Corporation"). Upon consummation of the Merger, the Surviving Corporation will be a wholly-owned subsidiary of Holdings.

The "Effective Time" means the date and time of the filing of a certificate of merger as contemplated by the DGCL relating to the Merger, with the Secretary of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL. See "PROPOSAL 1: THE MERGER AND THE ISSUANCE OF THE MERGER SHARES--Conversion of Shares."

    For a discussion of the items upon which the consummation of the Merger is conditioned, see "-- Conditions of the Merger; Termination" and "THE MERGER AGREEMENT--Conditions; Waivers."

    A copy of the Merger Agreement is set forth as Appendix A hereto and is incorporated herein by reference. See "THE MERGER AGREEMENT."

    As of March 13, 1997, Alarmguard had outstanding stock options to purchase up to 12,500 shares of Alarmguard Common Stock under certain stock option agreements. Under the Merger Agreement, Triton has agreed to assume such options (the "Assumed Options"), on the terms set forth therein, whether or not such options are vested or exercisable. Upon the consummation of the Merger, the Assumed Options will constitute options to acquire, on the same terms and conditions as were applicable to such options to purchase Alarmguard Common Stock (subject to certain adjustments), approximately 46,003 shares of Triton Common Stock based on the Common Stock Conversion Ratio. The exercise price for each Assumed Option will be the exercise price per share of the Alarmguard Common Stock divided by the Common Stock Conversion Ratio. Under the Merger Agreement, Holdings has agreed to file with the Commission as soon as practicable following the Effective Time a registration statement on Form S-8 with respect to the shares of Triton Common Stock that will be subject to the Assumed Options. See "THE MERGER AGREEMENT--General--Conversion of Alarmguard Common Stock and Alarmguard Preferred Stock in the Merger."

    MANAGEMENT AND OPERATION OF HOLDINGS AFTER THE MERGER

    Upon the consummation of the Merger, the Surviving Corporation will become a wholly-owned subsidiary of Holdings and the business of Alarmguard prior to the Merger will become the principal business of Holdings. In addition, upon consummation of the Merger, persons designated by Alarmguard will hold five of the seven seats on the Holdings Board and the current management of Alarmguard will become the management of Holdings.

    RECOMMENDATION OF THE TRITON AND ALARMGUARD BOARDS; REASONS FOR THE MERGER

    On December 21, 1996, the Triton Board unanimously approved the Merger Agreement, the Merger and the issuance of the Merger Shares, determined that the Merger is in the best interests of Triton and its stockholders and recommended that the stockholders of Triton vote FOR the approval of the Merger Agreement and the issuance of the Merger Shares. Prior to making this recommendation, the Triton Board carefully analyzed, with the assistance of its financial advisor, Patricof & Co. Capital Corp. ("Patricof"), the value of Alarmguard's business and the consideration proposed to be paid by Triton. Patricof, which has served as financial advisor to Triton since October 1993, delivered an oral opinion to the Triton Board on December 21, 1996 relating to the fairness of the Merger from a financial point of view. On such date, the Triton Board also unanimously approved (i) the Restated Charter Proposals and (ii) the 1997 Stock Incentive Plan and recommended that the stockholders of Triton vote FOR the approval of each such proposal. See "--Opinion of Financial Advisor to Triton," "PROPOSAL 1:
THE MERGER AND THE ISSUANCE OF THE MERGER SHARES--Recommendation of the Triton Board; Reasons for the Merger" and "--Opinion of Financial Advisor to Triton."

    On December 23, 1996, the Board of Directors of Alarmguard (the "Alarmguard Board"), with all members present in person or by proxy, unanimously approved the Merger Agreement, determined that the Merger is in the best interests of Alarmguard and its stockholders and recommended that the stockholders of Alarmguard vote FOR the approval of the Merger at the special meeting of Alarmguard stockholders to be held for the purpose of approving the Merger. See "PROPOSAL 1: THE MERGER

AND THE ISSUANCE OF THE MERGER SHARES--Background of the Merger." Upon careful review, the Alarmguard Board has determined that the Merger would contribute to its objective of maximizing stockholder value by giving Alarmguard the opportunity to utilize the cash reserves of Triton, and to expand its financing under a new credit facility available upon consummation of the Merger, which would enable Alarmguard to continue the growth of its business through acquisitions and the Direct Marketing Program. Additionally, the listing of the Holdings Common Stock on the AMEX would provide Alarmguard with an alternative to consummating future acquisitions with cash and would provide Alarmguard's stockholders with liquidity and a public market for their holdings. See "PROPOSAL 1: THE MERGER AND THE ISSUANCE OF THE MERGER SHARES--Recommendation of the Alarmguard Board; Reasons for the Merger." Pursuant to a lock-up agreement, dated December 23, 1996 (the "Lock-up Agreement"), the holders of approximately 88.4% of the Alarmguard Voting Common Stock and approximately 81.4% of the Alarmguard Preferred Stock (collectively, the "Lock-up Stockholders") have agreed to vote such shares in favor of the Merger. See "--The Lock-up Agreement" and "PROPOSAL 1: THE MERGER AGREEMENT AND THE ISSUANCE OF THE MERGER SHARES--The Lock-up Agreement."

    OPINION OF FINANCIAL ADVISOR TO TRITON

    At the request of Triton, on December 21, 1996, Patricof delivered an oral opinion to the Triton Board to the effect that, at that date, the Merger was fair, from a financial point of view, to the holders of Triton Common Stock. Patricof has confirmed this opinion in a written opinion dated as of the date of this Proxy Statement/Prospectus. The full text of the written opinion of Patricof is set forth as Appendix B to this Proxy Statement/Prospectus and describes the assumptions made, matters considered and limits on the review undertaken. Triton stockholders are urged to read such opinion in its entirety. See "PROPOSAL 1: THE MERGER AND THE ISSUANCE OF THE MERGER SHARES--Opinion of Financial Advisor to Triton."

    EFFECTIVE TIME OF THE MERGER

    As promptly as practicable after the satisfaction or waiver of the conditions to the Merger, the Merger will be consummated by the filing of a certificate of merger as contemplated by the DGCL, together with any required related certificates, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL.

    ALARMGUARD FINANCING

    Pursuant to a commitment letter, dated October 31, 1996 (the "Commitment Letter"), from Bank of Boston Connecticut ("Bank of Boston") to Alarmguard, Inc., a wholly-owned subsidiary of Alarmguard (the "Borrower"), Bank of Boston has committed to provide to the Borrower, upon consummation of the Merger, up to $60 million under a two-year senior secured revolving credit facility that will convert to a five-year term loan at the end of such two-year period (the "New Credit Facility"), subject to the terms and conditions of the Commitment Letter. There can be no assurance as to whether, or the definitive terms on which, the New Credit Facility actually will be available to Alarmguard. Bank of Boston will act as syndiciation, administrative and documentation agent (the "Agent") for the New Credit Facility. See "PROPOSAL 1: THE MERGER AGREEMENT AND THE ISSUANCE OF THE MERGER SHARES--Alarmguard Financing." On February 10, 1997, SSH executed a bridge note payable to Triton (the "Bridge Note") establishing a line of credit in the amount of up to $1.5 million, and on that date borrowed $500,000 thereunder. The Bridge Note is available to Alarmguard for borrowings through April 30, 1997 absent an event of default thereunder. All amounts outstanding under the Bridge Note bear interest at a rate of 11% per annum, are to be prepaid in full upon consummation of the Merger and are otherwise due on June 30, 1997 (the "Maturity Date"). See "PROPOSAL 1: THE MERGER AND THE ISSUANCE OF THE MERGER SHARES--Alarmguard Financing."

    THE REGISTRATION RIGHTS AGREEMENT

    The Merger Agreement provides that as a condition to and simultaneously with the closing of the Merger, Triton is required to enter into an agreement (the "Registration Rights Agreement"), which will provide (i) demand and piggyback registration rights to Canaan Venture Limited Partnership, Canaan Venture Offshore Limited Partnership, CV (collectively, the "Canaan Entities") and Triumph-Connecticut Limited Partnership ("Triumph" and, together with the Canaan Entities, the "Demand Holders"); (ii) piggyback registration rights to Alis & Co. ("Alis") and Thorne-Barnes Donnelley 1994 Trust (the "1994 Trust" and, together with Alis, the "Alis Entities"); and (iii) piggyback registration rights to Michael M. Earley, Mark G. Foletta, Richard R. Tartre, Michael E. Cahr, Patricof and certain other non-affiliated Triton stockholders (collectively, the "Triton Holders" and, together with the Demand Holders and the Alis Entities and each of their respective affiliates or other permitted transferees, the "Holders") with respect to shares of Holdings Common Stock to be owned by them (the "Registrable Securities"). The Registration Rights Agreement will provide the Demand Holders with two "demand" registration rights with respect to all or a portion of the Registrable Securities that will be owned by them after consummation of the Merger. Collectively, the Holders will own (assuming the exercise of the Patricof Warrants (as defined below)) approximately 2,100,622 shares of Holdings Common Stock. Each of the Canaan Entities, Triumph and the Alis Entities are affiliates of Alarmguard. Messrs. Earley, Foletta, Tartre and Cahr are directors of Triton. Patricof has delivered to the Triton Board a fairness opinion with respect to the Merger. See "OTHER AGREEMENTS--The Registration Rights Agreement."

    THE LOCK-UP AGREEMENT

    Pursuant to the Lock-up Agreement, the Lock-up Stockholders have agreed that prior to the earlier of the Effective Time or the termination of the Merger Agreement, but in no event later than April 30, 1997, they will not (i) dispose of any Alarmguard Common Stock or Alarmguard Preferred Stock owned by them; (ii) enter into any voting agreement with respect to shares of Alarmguard Common Stock or Alarmguard Preferred Stock owned by them; (iii) engage in certain activities relating to business combinations involving Alarmguard other than the Merger; or (iv) otherwise take any action inconsistent with the Merger Agreement or that would prevent any condition precedent to the Merger from being satisfied at or prior to the Effective Time. In addition, the Lock-up Stockholders have agreed to vote their shares of Alarmguard Common Stock and Alarmguard Preferred Stock in favor of the Merger. The Lock-up Stockholders include the Canaan Entities, Triumph, the Alis Entities, The Northern Trust Company, as Trustee for the trust designated by the name of Thorne Barnes Donnelley under the will of Thorne Donnelley, deceased, account #01-31219 (the "Trust"), Wiley T. Buchanan III, Davis Capital, LLC ("Davis Capital"), Stuart L. Bell in his individual capacity and as custodian for the benefit of his children, Russell R. MacDonnell, David Heidecorn and Gregory J. Westhoff. Messrs. Buchanan and Bell and Ronald V. Davis (who controls Davis Capital) are currently directors of Alarmguard; the Trust is a holder of Alarmguard Common Stock and Alarmguard Preferred Stock; Messrs. MacDonnell and Heidecorn are currently directors and executive officers of Alarmguard; and Mr. Westhoff is currently an executive officer of Alarmguard. As a group, the Lock-up Stockholders have voting power with respect to approximately 88.4% of the Alarmguard Voting Common Stock and approximately 81.4% of the Alarmguard Preferred Stock. The Lock-up Agreement was executed on December 23, 1996. See "THE MERGER AND THE ISSUANCE OF THE MERGER SHARES--The Lock-up Agreement."

    INTERESTS OF CERTAIN PERSONS IN THE MERGER

    Certain stockholders, members of management and directors of Alarmguard and Triton have certain interests in the Merger that are different from, or in addition to, the general interests of stockholders of Alarmguard or Triton, respectively.

    Certain affiliates and executive officers and directors of Alarmguard (including the Alis Entities, BF Partners (of which Stuart L. Bell is a partner), Russell R. MacDonnell and David Heidecorn) and other persons and entities who are currently holders of Alarmguard debt (collectively, the "New Subordinated Noteholders") have agreed in principle (the "Agreement in Principle") to purchase immediately upon consummation of the Merger approximately $4.6 million in aggregate principal amount of newly-issued subordinated notes of SSH (the "New Notes") in connection with a refinancing of SSH's existing subordinated indebtedness. The New Notes will pay interest at a fixed rate of 15% per annum, and will mature two years from the date of issuance (the "Fund Date"). The Agreement in Principle obligates Alarmguard to issue warrants for the purchase of 215,939 shares of Holdings Common Stock, which warrants will be exercisable at an exercise price per share of $11.11 (the "New Noteholders Warrants") and will be issued pro rata to the New Noteholders on the Fund Date. The issuance of the New Notes is conditioned upon the consummation of the Merger. See "PROPOSAL 1: THE MERGER AND THE ISSUANCE OF THE MERGER SHARES--Interests of Certain Persons in the Merger--Refinancing of SSH's Existing Subordinated Debt."

    As a condition to Alarmguard's obligation to effect the Merger, Triton is required to enter into severance agreements (the "Severance Agreements") with the following senior management executives of Alarmguard: Russell R. MacDonnell, who is expected to become Chairman, President and Chief Executive Officer of Holdings; David Heidecorn, who is expected to become Chief Financial Officer and Executive Vice President of Holdings; and Gregory J. Westhoff, who is expected to become Vice President of Holdings (collectively, the "Executives"). The Severance Agreements will provide benefits to the Executives in the event of their resignation for "good reason," termination without "cause," or their termination or resignation for any reason after a "change in control" (as such terms are defined in the Severance Agreements). See "PROPOSAL 1: THE MERGER AND THE ISSUANCE OF THE MERGER SHARES--Interests of Certain Persons in the Merger--Severance, Management Agreements."

    As a condition to Alarmguard's obligation to effect the Merger, Triton is required to adopt (subject to stockholder approval) the 1997 Stock Incentive Plan, participants in which will include Russell R. MacDonnell, David Heidecorn, Gregory J. Westhoff and other persons who will be key management executives of Holdings; and Michael M. Earley, Michael E. Cahr and Stuart L. Bell, who are expected to become directors of Holdings. See "MANAGEMENT OF HOLDINGS AFTER THE MERGER-- Executive Compensation" and "PROPOSAL 4: ADOPTION OF THE 1997 STOCK INCENTIVE PLAN."

    In connection with the Merger, Triton will, prior to the Effective Time, enter into a one-year Management Agreement (the "TGM Management Agreement") with Triton Group Management, Inc. ("TGM"), an entity to be formed by Michael M. Earley and Mark G. Foletta. Pursuant to the TGM Management Agreement, Triton will engage TGM to assume the costs and maintain Triton's San Diego office and to provide management and consulting services to Holdings and will pay TGM, as compensation, an aggregate of $540,000, $300,000 of which is payable by Triton upon consummation of the Merger, with the remaining $240,000 payable by Holdings in equal monthly installments of $20,000 for the one-year term of the contract. See "MANAGEMENT OF HOLDINGS AFTER THE MERGER--Executive Compensation."

    The Merger Agreement provides that, as a condition to and simultaneously with the closing of the Merger, Holdings is required to enter into the Registration Rights Agreement, which will provide the Holders with certain "demand" and/or "piggyback" rights to require Holdings to register all or a portion of the Registrable Securities. The Holders include certain investors in, and executive officers and directors of, Alarmguard and Triton. See "--The Registration Rights Agreement" and "PROPOSAL 1: THE MERGER AND THE ISSUANCE OF THE MERGER SHARES--The Registration Rights Agreement."

    Pursuant to an engagement letter, Triton has agreed, among other things, to pay Patricof a cash success fee of $300,000 due at closing of a transaction with any potential acquiror, acquisition candidate or merger partner of Triton. Such fee will become payable upon the consummation of the Merger. Tiger Lilly, L.P., a Delaware limited partnership and an affiliate of Patricof ("Tiger Lilly"), owns, without giving effect to the Reverse Stock Split, 150,000 shares of Triton Common Stock and 500,000 warrants (the "Patricof Warrants") entitling Tiger Lilly to purchase an aggregate of 500,000 shares of Triton Common Stock at an initial exercise price of $0.50 per share prior to December 30, 2000. The Patricof Warrants are currently exercisable. Triton has agreed to pay Patricof $75,000 in connection with Patricof's rendering of the fairness opinion described in "PROPOSAL 1: THE MERGER AND THE ISSUANCE OF THE MERGER SHARES--Opinion of Financial Advisor to Triton."

    Pursuant to the Merger Agreement, Holdings will be required to indemnify Triton's existing officers and directors against any claims arising prior to the Effective Time to the fullest extent permitted under Delaware law and to maintain directors' and officers' liability insurance covering such persons for five years following the Effective Time. See "PROPOSAL 1: THE MERGER AND THE ISSUANCE OF THE MERGER SHARES--Interests of Certain Persons in the Merger--Indemnification."

    Future transactions with affiliates of Holdings, if any, will be on terms believed by Holdings to be no less favorable than are available from unaffiliated third parties. Such interested party transactions will be approved in light of the circumstances of the particular transaction and in accordance with the provisions of the DGCL applicable to interested party transactions.

    LISTING OF THE MERGER SHARES ON THE AMEX

    Triton has agreed to cause the Merger Shares to be listed for trading on the AMEX. Such authorization for listing is a condition to the obligations of Triton, Merger Sub and Alarmguard to consummate the Merger. Triton has received a favorable preliminary listing eligibility opinion from the AMEX. See "PROPOSAL 1: THE MERGER AND THE ISSUANCE OF THE MERGER SHARES-- Listing of the Merger Shares on the AMEX."

    BUSINESS OF ALARMGUARD AND TRITON PENDING THE MERGER

    Each of Alarmguard and Triton has agreed that, prior to the Effective Time or earlier termination of the Merger Agreement, except as contemplated by the Merger Agreement, it and its subsidiaries will conduct its business according to its ordinary course of business consistent with past practice with certain exceptions permitted pursuant to the Merger Agreement. In addition, unless the other party agrees in writing or except as otherwise permitted pursuant to the Merger Agreement or as previously disclosed to the other party, prior to the Effective Time neither Alarmguard, Triton nor any of their respective subsidiaries is permitted to engage in any of a number of actions specified in the Merger Agreement. See "THE MERGER AGREEMENT--Business of Alarmguard Pending the Merger" and "--Business of Triton Pending the Merger."

    CONDITIONS OF THE MERGER; TERMINATION

    The respective obligations of Alarmguard, Triton and Merger Sub to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following material conditions: (i) the Registration Statement of which this Proxy Statement/Prospectus forms a part shall have been declared effective by the

Commission; (ii) the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote of Alarmguard stockholders and the issuance of the Merger Shares shall have been approved by the requisite vote of Triton stockholders; (iii) the Merger Shares shall have been authorized for listing on the AMEX upon official notice of issuance; (iv) there shall have been established bank lines of credit for Alarmguard totaling at least $55 million;
(v) no order issued by any court of competent jurisdiction preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by any governmental authority seeking the foregoing be pending, and there shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal; and (vi) there shall not have been instituted any proceeding (or any investigation that might result in such a proceeding) by, or any final judgment of, any governmental authority seeking to prohibit or limit Triton from exercising all material rights and privileges pertaining to its ownership of the Surviving Corporation or the ownership or operation by Triton or any of its subsidiaries of all or a material portion of the business or assets of Alarmguard.

    The respective obligations of Triton and Merger Sub to effect the Merger are also subject to the satisfaction of the following additional material conditions: (i) the representations and warranties of Alarmguard contained in the Merger Agreement shall be true and correct in all respects on and as of the Effective Time (subject to certain exceptions); (ii) Alarmguard shall have performed or complied in all material respect with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the Effective Time; (iii) all material consents required to be obtained, and all filings required to be made, by Alarmguard for the authorization, execution and delivery of the Merger Agreement and the consummation by it of the transactions contemplated thereby shall have been obtained and made by Alarmguard, except where the failure to receive such consents, etc. could not reasonably be expected to have a material adverse effect on Alarmguard or Triton; (iv) Triton shall have received from Alarmguard an opinion of counsel to Alarmguard; (v) there shall not be any change in facts or circumstances that would prevent Triton from receiving an update to Patricof's fairness opinion, dated the date this Proxy Statement/Prospectus is mailed to the Triton stockholders or the Effective Time, to the effect that the Merger is fair, from a financial point of view, to the Triton stockholders; (vi) Alarmguard shall have entered into letters of intent or other agreements providing for acquisitions for cash or stock by Alarmguard of assets or stock of corporations having an aggregate MRR of $500,000; (vii) Alarmguard shall have achieved MRR of an average of at least $1.37 million for the two months prior to closing; (viii) Alarmguard shall have restructured its existing subordinated indebtedness on the terms set forth in the Agreement in Principle or on terms more favorable to Alarmguard; (ix) since the date of the Merger Agreement, there shall not have been any material adverse change with respect to the business, financial condition or results of operations of Alarmguard; (x) the Lock-up Agreement shall be in full force and effect in accordance with its terms; and
(xi) holders of not more than 5.0% of the outstanding shares of Alarmguard Voting Common Stock shall have demanded appraisal rights for their shares in accordance with Delaware law.

    The obligations of Alarmguard to effect the Merger are also subject to the satisfaction of the following additional material conditions: (i) the representations and warranties of Triton and Merger Sub contained in the Merger Agreement shall be true and correct in all respects on and as of the Effective Time (subject to certain exceptions); (ii) Triton and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by them on or prior to the Effective Time; (iii) all material consents required to be obtained, and all filings required to be made, by Triton and Merger Sub for the authorization, execution and delivery of the Merger Agreement and the consummation by them of the transactions contemplated thereby shall have been obtained and made by Triton and Merger Sub, except where the failure to receive such consents, etc. could not reasonably be expected to have a material adverse effect on Alarmguard or Triton; (iv) Alarmguard shall have received from Triton an opinion of counsel to Triton; (v) Alarmguard shall have received from Ernst & Young LLP, Alarmguard's certified public accountants and tax advisors ("Ernst & Young"), an opinion with respect to certain tax matters; (vi) Triton shall have established a cash balance of at least $16 million net of all accrued income taxes for the fiscal year ending March 31, 1997; (vii) since the date of the Merger Agreement, there shall not have been any material adverse change with respect to the business, financial condition or results of operations of Triton; (viii) Triton shall have entered into the Severance Agreements effective as of the Effective Time with each of the Executives; (ix) Triton shall have entered into a stock option and assumption agreement with each of the holders of the Assumed Options substantially in the form of an exhibit to the Merger Agreement; (x) Holdings shall have entered into the Registration Rights Agreement; (xi) Triton shall have terminated its oral consulting agreements with Michael M. Earley and Mark G. Foletta; and (xii) Triton shall have terminated Patricof's registration rights provided under the Patricof Warrants and under that certain warrant, dated October 13, 1993, issued by Triton to Patricof for the purchase of an aggregate of 150,000 shares of Triton Common Stock. See "THE MERGER AGREEMENT--Conditions; Waivers."

    The Merger Agreement may be terminated (i) by mutual consent of Triton and Alarmguard; (ii) by either Triton or Alarmguard if the Merger has not been consummated by April 30, 1997; (iii) by Triton or Alarmguard if any of the other party's representations, warranties, agreements or covenants are untrue in any material respect; (iv) by either Triton or Alarmguard if there is a non-appealable final order, ruling or any other action having the effect of permanently prohibiting the Merger; or (v) if the Alarmguard Board or Triton Board changes its recommendation with respect to the Merger in a manner adverse to the other party, recommends to its stockholders an Acquisition Proposal (as defined below) or enters into an agreement providing for the implementation of an Acquisition Proposal. See "THE MERGER AGREEMENT--Amendment; Termination." "Acquisition Proposal" means any inquiries or proposals regarding any merger, financing (with certain exceptions), consolidation, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transaction involving Triton or any of its subsidiaries or Alarmguard or any of its subsidiaries, as the case may be. See "THE MERGER AGREEMENT--Expenses, Termination Fee."

    At any time prior to the Effective Time, to the extent legally allowed, Triton or Alarmguard, without approval of the stockholders of Triton or Alarmguard, may waive compliance with any of the agreements or conditions contained in the Merger Agreement to be performed by the other party.

    EXPENSES; TERMINATION FEE

    Each of Triton and Alarmguard will bear its own expenses incurred in connection with the transactions contemplated by the Merger Agreement, except that Triton and Alarmguard will share equally all fees and expenses, other than attorneys' fees, incurred in connection with the printing and filing of this Proxy Statement/Prospectus. The Merger Agreement requires Alarmguard or Triton, as the case may be, to pay the other party a fee of $1 million if (i)(A) the Triton or Alarmguard Board, as the case may be, withdraws, modifies or changes its approval or recommendation of the Merger Agreement or the Merger in a manner adverse to Alarmguard or Triton, as the case may be, (B) the Triton or Alarmguard Board, as the case may be, recommends an Acquisition Proposal to their respective stockholders or (C) Triton or Alarmguard, as the case may be, enters into an agreement providing for the implementation of an Acquisition Proposal; (ii) Triton or Alarmguard, as the case may be, terminates the Merger Agreement on the grounds that any of Alarmguard's or Triton's representations, warranties, agreements or covenants, as the case may be, are untrue or unsatisfied; or (iii) any Acquisition Proposal with respect to Alarmguard or Triton, as the case may be, is commenced, proposed or disclosed after the date of the Merger Agreement and (A) the Alarmguard or Triton Board, as the case may be, takes any Permitted Action (as defined herein under "THE MERGER AGREEMENT--No Solicitation"), (B) the Merger Agreement is terminated by Triton or Alarmguard, as the case may be, because the Merger has not been consummated by April 30, 1997, and (C) on or prior to June 30, 1997, such Acquisition Proposal is consummated or Alarmguard or Triton, as the case may be, enters into an agreement with respect thereto. See "THE MERGER AGREEMENT-- Expenses; Termination Fee."

    APPRAISAL RIGHTS

    Under Delaware law, holders of Alarmguard Common Stock and Alarmguard Preferred Stock who comply with the requirements of Section 262 will be entitled to appraisal rights in connection with the Merger. A copy of Section 262 is attached to this Proxy Statement/Prospectus as Appendix C. Holders of Triton Common Stock will not be entitled to appraisal rights in connection with the Merger. See "PROPOSAL 1: THE MERGER AND THE ISSUANCE OF THE MERGER SHARES--Appraisal Rights."

    ACCOUNTING TREATMENT

    The Merger will be accounted for as a "reverse acquisition" such that Triton will be designated the accounting acquiree and Alarmguard the accounting acquiror. As such, the net assets of Triton (principally cash) will be recorded at net book value and the pre-Merger financial statements of Alarmguard will become the historical financial statements of Holdings. In addition, Alarmguard's pre-Merger stockholders' deficiency and loss per common share will be retroactively restated for the equivalent number of Merger Shares received by the stockholders of Alarmguard in the Merger, with differences between the par values of Triton's stock and Alarmguard's stock recorded as an adjustment to paid-in capital of Holdings. See "PROPOSAL 1: THE MERGER AND THE ISSUANCE OF THE MERGER SHARES-- Accounting Treatment."

    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The consummation of the Merger is conditioned upon the receipt by Alarmguard of an opinion (the "Tax Opinion") of Ernst & Young to the effect that the Merger should be treated for federal income tax purposes as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The Tax Opinion, subject to certain assumptions and limitations set forth therein, is based upon the Code and authorities interpreting the Code as of the date of the issuance of such opinion, the receipt of certain customary representations to be made by executives of each of Alarmguard and Triton and certain other information, data, documentation and materials as deemed necessary. No ruling will be sought from the Internal Revenue Service (the "IRS") regarding the Merger, and consequently, there is no assurance that the IRS or a court will agree with the conclusions expressed in such opinion.

    The Tax Opinion is limited to certain material United States federal income tax consequences, which are as follows: (i) no gain or loss will be recognized by existing holders of Alarmguard Common Stock and Alarmguard Preferred Stock upon the conversion of their shares of Alarmguard Common Stock and Alarmguard Preferred Stock into the Merger Shares except to the extent that cash is received in lieu of fractional shares or cash is received by the holders of Alarmguard Preferred Stock for dividends that have accrued (and remained unpaid) from February 1, 1997 through the Effective Time; (ii) the tax basis of the shares of Holdings Common Stock received by existing holders of Alarmguard Common Stock or Alarmguard Preferred Stock will be the same as such holder's tax basis in the shares of Alarmguard Common Stock or Alarmguard Preferred Stock being converted pursuant to the Merger, reduced by the ratable portion allocable to any cash received in lieu of fractional shares, and a holder of Alarmguard Preferred Stock who receives cash in exchange for the right to receive dividends will recognize ordinary income to the extent of Alarmguard's and Triton's current and accumulated earnings and profits; (iii) the holding period of the shares of Holdings Common Stock received by a former holder of Alarmguard Common Stock or Alarmguard Preferred Stock pursuant to the Merger will include the holding period of such holder's shares of Alarmguard Common Stock or Alarmguard Preferred Stock being converted pursuant to the Merger; and (iv) neither Holdings nor the existing stockholders of Triton will recognize any gain or loss as a result of the Merger. See "PROPOSAL 1: THE MERGER AND THE ISSUANCE OF THE MERGER SHARES--Certain Federal Income Tax Consequences."

PROPOSALS 2(A)-(G): THE RESTATED CHARTER PROPOSALS

    Pursuant to the provisions of the Merger Agreement, Triton has agreed to take all action necessary to approve and submit to the Triton stockholders an amendment and restatement of Triton's Amended and Restated Certificate of Incorporation (the "Triton Charter") in the form of the Restated Charter, which is set forth as Appendix D-1 hereto. The proposals to amend the Triton Charter are as follows: (a) to change the name of Triton to "Alarmguard Holdings, Inc.";
(b) to authorize the Triton Board to provide for the issuance of preferred stock (the "Triton Preferred Stock") in one or more classes or series, having such rights, privileges, designations and preferences as may be determined by the Triton Board; (c) to change the authorized capital stock of Triton to 25 million shares of Triton Common Stock and 5 million shares of Triton Preferred Stock;
(d) to effect the Reverse Stock Split; (e) to classify the directors of Triton into three classes, with staggered three-year terms; (f) to eliminate the ability of Triton stockholders to act by written consent; and (g) to eliminate Triton stockholders' ability to call a special meeting of the stockholders. Certain of the amendments to the Triton Charter to be made by the Restated Charter (including those identified in clauses (b), (e), (f) and (g) above) may in certain circumstances have the effect of discouraging or delaying attempts to acquire control of Triton which may be favored by some or a majority of Triton's stockholders. See "PROPOSALS 2(a)-(g): THE RESTATED CHARTER PROPOSALS." The Triton Board unanimously recommends a vote FOR approval of the Restated Charter Proposals. The approval and adoption of each Restated Charter Proposal is conditioned on the approval and adoption of each of the other Restated Charter Proposals, and the approval and adoption of the Restated Charter Proposals is a condition precedent to Alarmguard's obligation to consummate the Merger. In the event that Proposal 1 is approved by the requisite vote of Triton stockholders, an amendment and restatement of Triton's Amended and Restated By-Laws (the "Triton By-Laws") in the form of the Restated By-Laws, which are set forth as Appendix D-2 hereto, will be effected upon the consummation of the Merger.

PROPOSAL 3: ELECTION OF THE TRITON BOARD

    The Triton Board currently consists of four members. All of the directors are elected annually and hold office until the next succeeding annual meeting of Triton stockholders or until their respective successors are duly elected and qualified. The following persons are nominees for election as directors to serve until the earlier of (a) the next annual meeting of Triton stockholders and the election and qualification of their respective successors or (b) the consummation of the Merger: Michael E. Cahr, Richard R. Tartre, Michael M. Earley and Mark G. Foletta. The Triton Board unanimously recommends a vote FOR such nominees. Each of the foregoing persons currently serves as a director of Triton and was most recently elected as such at the annual meeting of Triton stockholders held on September 27, 1994 (other than Mr. Foletta, who was appointed to the Triton Board effective as of February 1, 1996). See "PROPOSAL 3: ELECTION OF THE TRITON BOARD." Notwithstanding the foregoing, pursuant to the Merger Agreement, the Holdings Board upon consummation of the Merger will consist of seven persons, five of whom will be designated by Alarmguard and two of whom will be designated by Triton. See "MANAGEMENT OF HOLDINGS AFTER THE MERGER."

PROPOSAL 4: ADOPTION OF THE 1997 STOCK INCENTIVE PLAN

    The Triton Board has unanimously adopted (subject to stockholder approval) the 1997 Stock Incentive Plan, a copy of which is set forth as Appendix E to this Proxy Statement/Prospectus, in order to provide an incentive to key employees, and to consultants, advisors and certain directors who are not employees, of Holdings. The Triton Board unanimously recommends a vote FOR approval of the 1997 Stock Incentive Plan. The maximum number of shares of Holdings Common Stock for which options may be granted is 770,000. A more detailed description of the 1997 Stock Incentive Plan is set forth below in this Proxy Statement/Prospectus. See "PROPOSAL 4: ADOPTION OF THE 1997 STOCK INCENTIVE PLAN."

TRITON SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

    The following tables set forth certain historical summary selected consolidated financial data of Triton. The summary selected consolidated financial data are derived from the consolidated financial statements of Triton and should be read in conjunction with Triton's consolidated financial statements and related notes incorporated herein by reference and with the "TRITON MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" included elsewhere in this Proxy Statement/Prospectus. The summary selected consolidated financial data as of and for the nine months ended March 31, 1994 and as of and for the years ended March 31, 1995 and 1996 have been derived from the audited consolidated financial statements of Triton incorporated herein by reference. The summary selected consolidated financial data for the nine months ended December 31, 1995 and 1996 and as of December 31, 1996 have been derived from the unaudited interim consolidated financial statements of Triton incorporated herein by reference, which include, in the opinion of the management of Triton, all adjustments (consisting only of normal recurring adjustments) necessary for the fair statement of the results of the unaudited interim periods. Results for the nine months ended December 31, 1996 are not necessarily indicative of the results that may be expected for any other interim period or for the year as a whole.

                                                                                              NINE MONTHS ENDED
                                                    NINE MONTHS     YEARS ENDED MARCH 31,        DECEMBER 31,
                                                  ENDED MARCH 31,   ----------------------  ----------------------
                                                        1994           1995        1996        1995        1996
                                                  ----------------  ----------  ----------  ----------  ----------
                                                                                                 (UNAUDITED)
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Statement of Operations Data:
Revenues(a).....................................     $    6,633
Income (loss) from continuing operations........        (14,199)    $  (10,663) $   25,072  $   24,490  $    2,237
Income (loss) from discontinued operations......           (961)       (13,604)      2,514       2,514
Net income (loss)...............................        (15,160)       (24,267)     27,586      27,004       2,237
Per Share Data(b):
  Income (loss) from continuing operations......          (0.71)         (0.53)       1.22        1.21        0.10
  Income (loss) from discontinued operations....          (0.05)         (0.68)       0.12        0.12
  Net income (loss).............................          (0.76)         (1.21)       1.34        1.33        0.10
Shares outstanding at end of period(b)..........         19,978         19,978      21,451      19,978      21,553

                                                                          AT MARCH 31,
                                                                --------------------------------  AT DECEMBER 31,
                                                                   1994       1995       1996           1996
                                                                ----------  ---------  ---------  ----------------
                                                                                                    (UNAUDITED)

                                                                                  (IN THOUSANDS)
Balance Sheet Data:
Total assets(c)...............................................  $  182,181  $  55,430  $  14,883     $   15,568
Long-term debt(c).............................................      89,478     25,837        915
Minority interest in subsidiaries.............................      13,209
Stockholders' equity..........................................      41,895     17,806      9,935         12,172

------------------------

(a) Effective April 1, 1994, Triton no longer had any consolidated operating subsidiaries. As a result there are no consolidated revenues following that date.

(b) Does not reflect the Reverse Stock Split to be effected prior to the Merger.

(c) Triton generally does not restate its consolidated balance sheet to remove the assets, liabilities, and minority interests of discontinued operations. Consequently, balance sheet data include the assets and liabilities of National Airmotive Corporation ("National Airmotive"), Ridgewood and Western Metal Lath ("Western Metal"), prior to their respective dispositions. However, the consolidated balance sheet as of March 31, 1995 reflects the net assets and liabilities of National Airmotive as a single amount, despite the disposition date of June 2, 1995, because Triton entered into a contract to sell National Airmotive in March 1995.

ALARMGUARD SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

    The following table sets forth certain summary historical selected consolidated financial and other operating data of Alarmguard. The summary selected consolidated balance sheet data as of December 31, 1995 and 1996 and the summary selected consolidated statements of operations data for the years ended December 31, 1994, 1995 and 1996 have been derived from the audited consolidated financial statements of SSH (referred to herein as "Alarmguard") included elsewhere in this Proxy Statement/Prospectus. The summary selected consolidated balance sheet data as of December 31, 1992, 1993 and 1994 and the summary selected consolidated statement of operations data for the period ended December 31, 1992 and the year ended December 31, 1993 have been derived from the audited consolidated financial statements of SSH. The summary selected consolidated financial data should be read in conjunction with Alarmguard's consolidated financial statements and related notes and with the "ALARMGUARD MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," each of which is included elsewhere in this Proxy Statement/Prospectus.

                                                                          YEAR ENDED OR AS OF
                                                                             DECEMBER 31,
                                                       ---------------------------------------------------------
                                                        1992(1)      1993        1994        1995        1996
                                                       ---------  ----------  ----------  ----------  ----------

                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA AND NUMBER OF
                                                                             SUBSCRIBERS)
STATEMENT OF OPERATIONS DATA:
Total revenue........................................  $   2,995  $   10,718  $   17,075  $   20,200  $   24,152
Total cost of revenue................................      1,273       4,179       7,365       8,274       9,780
                                                       ---------  ----------  ----------  ----------  ----------
Gross profit.........................................      1,722       6,539       9,710      11,926      14,372
    Sales, marketing, general and administrative
      expenses.......................................      1,255       4,502       7,200       9,487      12,167
    Depreciation and amortization expenses...........        786       3,255       4,617       6,786       8,142
                                                       ---------  ----------  ----------  ----------  ----------
Total operating expenses.............................      2,041       7,757      11,817      16,273      20,309
                                                       ---------  ----------  ----------  ----------  ----------
Operating loss.......................................       (319)     (1,218)     (2,107)     (4,347)     (5,937)

Other expenses, net (principally interest)...........       (406)     (1,068)     (1,510)     (2,300)     (3,051)
                                                       ---------  ----------  ----------  ----------  ----------
Loss before income taxes and extraordinary items.....  $    (725) $   (2,286) $   (3,617) $   (6,647) $   (8,988)
                                                       ---------  ----------  ----------  ----------  ----------
                                                       ---------  ----------  ----------  ----------  ----------
Pro forma loss per common share (unaudited)(2).......                                                 $    (3.12)
                                                                                                      ----------
                                                                                                      ----------
Shares used in computing pro forma loss per common
  share..............................................                                                      2,877
                                                                                                      ----------
                                                                                                      ----------

CASH FLOW DATA:
    Net cash provided by (used in) operating
      activities.....................................  $     188  $      (77) $   (1,997) $   (5,001) $   (7,261)
    Net cash used in investing activities............  $  (4,224) $   (5,665) $   (3,147) $   (2,879) $   (1,623)
    Net cash provided by financing activities........  $   4,903  $    8,282  $    2,538  $    8,640  $    7,553
OTHER DATA:
Certain Subscriber Data:
    MRR at end of period(3)..........................  $     348  $      822  $      956  $    1,129  $    1,392
    Number of subscribers at end of period...........     10,978      24,646      29,343      36,212      49,088

Adjusted EBITDA:
    EBITDA(4)........................................  $     467  $    2,037  $    2,510  $    2,439  $    2,205
    Less Direct Marketing Program revenue(5).........                               (279)     (1,249)     (2,166)
    Plus Direct Marketing Program expenses(5)........                                656       2,084       4,351
                                                       ---------  ----------  ----------  ----------  ----------
Adjusted EBITDA(6)...................................  $     467  $    2,037  $    2,887  $    3,274  $    4,390
                                                       ---------  ----------  ----------  ----------  ----------
                                                       ---------  ----------  ----------  ----------  ----------

BALANCE SHEET DATA:
    Intangible assets, net(7)........................  $  12,669  $   22,499  $   23,517  $   23,223  $   21,430
    Total assets.....................................  $  15,092  $   32,369  $   33,484  $   38,113  $   39,131
    Total obligations(8).............................  $   7,344  $   16,162  $   20,735  $   30,776  $   39,775
    Redeemable preferred stock.......................  $   5,010  $   14,218  $   14,903  $   15,588  $   16,273
    Total stockholders' deficiency...................  $    (790) $   (3,473) $   (7,992) $  (15,264) $  (24,898)

------------------------

(1) The operating results for the period ended December 31, 1992 include the results of operations from the date of Alarmguard's inception (December 4, 1991) through December 31, 1992. The operating results for the period ended December 31, 1991 were not significant.

(2) Pro forma loss per common share gives effect to the conversion of all Alarmguard Preferred Stock (including accrued and unpaid dividends through January 31, 1997) and Alarmguard Common Stock into the Merger Shares in connection with the Merger.

(3) MRR means monthly recurring revenue that Alarmguard is entitled to receive under contracts in effect at the end of such period. MRR is a term commonly used in the security alarm industry as a measure of size of a company. It does not measure profitability or performance, and does not include any allowance for future subscriber attrition or for uncollectible accounts receivable.

(4) "EBITDA" means earnings before interest, taxes, depreciation and amortization. EBITDA is derived by adding to the loss before income taxes and extraordinary items the sum of (i) amortization of debt issuance costs, acquired customer accounts, covenants not to compete and goodwill; (ii) other expense (principally interest), net; and (iii) depreciation expense. EBITDA does not represent cash flow from operations as defined by generally accepted accounting principles. EBITDA should not be construed as an alternative to net income and is not indicative of Alarmguard's operating performance or of cash flows available to fund Alarmguard's cash needs. Items excluded from EBITDA are significant components in understanding and assessing Alarmguard's financial performance. Alarmguard's management believes presentation of EBITDA enhances an understanding of Alarmguard's financial condition, results of operations and cash flows because EBITDA is used by Alarmguard to measure its ability to meet its debt service obligations and its capital expenditure and other operational needs as well as to provide funds for growth. In addition, EBITDA has been used by Alarmguard's lenders and the investment community to determine current borrowing capacity and to estimate the long-term value of companies with recurring revenues.

(5) Such amounts are not reportable for 1992 and 1993 as the Direct Marketing Program did not commence until 1994.

(6) "Adjusted EBITDA" is derived by adding to EBITDA Direct Marketing Program expenses incurred, net of Direct Marketing Program revenue earned, during the period. Adjusted EBITDA does not represent cash flow from operations as defined by generally accepted accounting principles, should not be construed as an alternative to net income, and is not indicative of Alarmguard's operating performance or of cash flows available to fund Alarmguard's cash needs. Alarmguard's management believes presentation of Adjusted EBITDA enhances an understanding of Alarmguard's operating results, particularly in comparison to other security alarm companies that grow substantially through acquisitions of subscriber accounts. Additionally, an amount similar to Adjusted EBITDA is used by lenders in extending credit to Alarmguard.

(7) Includes acquired customer contracts, covenants not to compete and goodwill.

(8) Total obligations includes the current and non-current portion of: term loan, subordinated debt, capital leases (included in other liabilities) and notes payable.

SUMMARY UNAUDITED PRO FORMA FINANCIAL INFORMATION

    The following summary unaudited pro forma balance sheet data as of December 31, 1996 and the summary unaudited pro forma statement of operations data for the year then ended give effect to the Merger. The Merger will be accounted for as a reverse acquisition and Triton will therefore be designated the accounting acquiree and Alarmguard the accounting acquiror. As such, the net assets of Triton (principally cash) will be recorded at net book value and Alarmguard's pre-Merger stockholders' deficiency and loss per common share will be retroactively restated for the equivalent number of Merger Shares received by holders of Alarmguard Common Stock and Alarmguard Preferred Stock in the Merger, with differences between the par value of Triton's and Alarmguard's stock recorded as an adjustment to paid-in capital of Holdings.

    In addition, the summary unaudited pro forma balance sheet data as of December 31, 1996 and the summary unaudited pro forma statement of operations data for the year then ended give effect to the Proposed Acquisition which will be accounted for under the purchase method of accounting. Accordingly, the initial purchase price (approximately $17.1 million, including $0.1 million in estimated expenses) will be allocated to the assets acquired and liabilities assumed based on their relative fair values at the date of acquisition. Up to $1.6 million in additional consideration will be paid to the sellers of Protective Alarms upon the installation of national account contracts pending on the closing date, during the year following the closing of the Proposed Acquisition.

    The summary unaudited pro forma balance sheet data as of December 31, 1996 reflect the Merger and the Proposed Acquisition as if such transactions had occurred on December 31, 1996. The summary unaudited pro forma statement of operations data for the year ended December 31, 1996 reflect the Merger and Proposed Acquisition as if the transactions had occurred on January 1, 1996.

    In the opinion of Triton's and Alarmguard's management, all adjustments necessary to present fairly such summary unaudited pro forma financial information have been made. This summary unaudited pro forma financial information is not necessarily indicative of the actual results of operations that would have occurred had the Merger and the Proposed Acquisition been consummated as of the date indicated above or of operating results that may be obtained in the future. This summary unaudited pro forma financial information should be read in conjunction with the unaudited pro forma condensed combined financial statements and notes thereto included elsewhere herein, the historical consolidated financial statements and notes thereto of Triton incorporated herein by reference and the historical consolidated financial statements of Alarmguard included elsewhere herein.

                     UNAUDITED PRO FORMA BALANCE SHEET DATA
                            AS OF DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                                                                           PRO FORMA           PRO FORMA
                                                                                         ALARMGUARD &      ALARMGUARD, TRITON
                                                                                            TRITON       AND PROTECTIVE ALARMS
                                                                                        ---------------  ----------------------
Cash and cash equivalents.............................................................     $  13,174           $    4,558
Intangible assets, net................................................................     $  21,430           $   37,866
Total assets..........................................................................     $  55,786           $   66,039
Total obligations(1)..................................................................     $  38,944           $   47,070
Total stockholders' equity............................................................     $   5,463           $    5,463

------------------------

(1) Total obligations includes the current and non-current portion of: term loan, subordinated debt, capital leases (included in other liabilities) and notes payable.

                UNAUDITED PRO FORMA STATEMENT OF OPERATIONS DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                     YEAR ENDED
                                                                                                 DECEMBER 31, 1996
                                                                                                 ------------------
                                                                                                     PRO FORMA
                                                                                                    ALARMGUARD,
                                                                                                     TRITON AND
                                                                                                 PROTECTIVE ALARMS
                                                                                                 ------------------
Total revenue..................................................................................      $   31,651
Total cost of revenue..........................................................................          13,625
                                                                                                     ----------
Gross profit...................................................................................          18,026
  Sales, marketing, general and administrative expenses........................................          16,868
  Depreciation and amortization expense........................................................          10,823
                                                                                                     ----------
Total operating expenses.......................................................................          27,691
                                                                                                     ----------
Operating loss.................................................................................          (9,665)
Other expense..................................................................................            (618)
                                                                                                     ----------
Loss before income taxes.......................................................................         (10,283)
                                                                                                     ----------
Pro forma loss per common share................................................................      $    (1.95)
                                                                                                     ----------
                                                                                                     ----------
Number of shares used in calculating pro forma loss per common share...........................           5,033

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING ALARMGUARD, TRITON AND THEIR RESPECTIVE BUSINESSES BEFORE MAKING ANY DECISIONS WITH RESPECT TO THE MERGER AND THE TRANSACTIONS CONTEMPLATED THEREBY. THIS PROXY STATEMENT/ PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WITH RESPECT TO ALARMGUARD, TRITON AND HOLDINGS, INCLUDING WITHOUT LIMITATION STATEMENTS WITH RESPECT TO MRR, WHICH INVOLVE RISK AND UNCERTAINTIES. THE ACTUAL RESULTS OF ALARMGUARD, TRITON AND HOLDINGS MAY DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS. AS USED IN THIS SECTION, THE TERM "ALARMGUARD" REFERS TO
(I) SSH AND ITS SUBSIDIARIES PRIOR TO THE MERGER AND (II) WHERE THE CONTEXT REQUIRES, HOLDINGS AND ITS SUBSIDIARIES AFTER THE MERGER.

DEPENDENCE UPON DIRECT MARKETING PROGRAM AND ACQUISITIONS FOR GROWTH

    Alarmguard commenced operations in December 1991 and has grown from approximately 5,000 monitored subscriber accounts in May 1992 (when it made its first acquisition) to approximately 49,000 monitored subscriber accounts at December 31, 1996, primarily through the Direct Marketing Program and its acquisition program. See "DESCRIPTION OF ALARMGUARD--The Direct Marketing Program" and "--The Acquisition Program." Alarmguard's business strategy depends on achieving economies of scale and improving results of operations by increasing the number and density of subscribers for whom it provides services, thereby increasing utilization of Alarmguard's central monitoring station and improving efficiency of its service operations. See "DESCRIPTION OF ALARMGUARD--Business Strategy." There can be no assurance that Alarmguard's business strategy will be successful on a long-term basis. The failure of Alarmguard to implement successfully the Direct Marketing Program or its acquisition program may have a material adverse effect on Alarmguard's ability to sustain account growth and its long-term results of operations. See "--Risks Related to Dependence Upon the Direct Marketing Program for Growth" and "--Risks Related to Dependence Upon Acquisitions for Growth."

RISKS RELATED TO DEPENDENCE UPON THE DIRECT MARKETING PROGRAM FOR GROWTH

    A principal element of Alarmguard's business strategy is to grow by internally generating subscriber accounts through the Direct Marketing Program. Since January 1, 1995, the Direct Marketing Program has accounted for a significant portion of Alarmguard's growth. From January 1, 1995 to December 31, 1996, Alarmguard added approximately 15,600 monitored subscriber accounts (exclusive of attrition) through the Direct Marketing Program, including approximately 10,300 new monitored subscriber accounts during the year ended December 31, 1996. The total number of new accounts added during the same periods was 30,100 and 18,700, respectively. Alarmguard believes that continued account generation through the Direct Marketing Program will be an integral part of its revenue growth. In implementing the Direct Marketing Program, Alarmguard faces competition for new subscriber accounts from other alarm monitoring companies, including national companies not solely in the security alarm monitoring industry which have greater resources than Alarmguard, such as ADT Ltd. ("ADT"), Ameritech Corporation, Wells Fargo, Honeywell Inc., The Pittston Brinks Group and Westinghouse Electric Corporation, as well as other strong regional providers. See "--Competition." Competitive pressures may require Alarmguard to reduce its prices in order to maintain growth through the Direct Marketing Program. Additionally, Alarmguard faces competition in the hiring of qualified sales personnel from other businesses with telemarketing activities. Alarmguard's ability to maintain or increase growth through the Direct Marketing Program in the future will depend in part upon the number and quality of sales personnel that Alarmguard can hire and retain. There can be no assurance that Alarmguard will be able to retain a sufficient number of qualified sales personnel or to sustain account growth through the Direct Marketing Program.

    In connection with the Direct Marketing Program, Alarmguard incurs on average net out-of-pocket costs of approximately $650 (after taking into account any revenues generated from the sale of equipment)

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
in order to secure the MRR generated by a noncancellable monitoring/equipment lease contract which generally has a term of 60 months. Such costs result from Alarmguard's expenditures that exceed the initial payments received from subscribers. However, total revenues under such noncancellable contracts exceed the total costs incurred by Alarmguard in connection with the Direct Marketing Program. Each new subscriber is subject to credit approval prior to entering into a monitoring/equipment lease contract under the Direct Marketing Program. See "DESCRIPTION OF ALARMGUARD--Business" and "--The Direct Marketing Program."

    Because of such net out-of-pocket costs in connection with the Direct Marketing Program installations, Alarmguard utilizes its current credit facility (the "Credit Facility"), and expects in the future to utilize the New Credit Facility, in addition to utilizing its own capital, to fund the Direct Marketing Program. If the costs of the Direct Marketing Program increase due to competitive pressures or higher costs, Alarmguard's need for additional capital will increase. The exhaustion of Alarmguard's borrowing capacity under the Credit Facility or the New Credit Facility, as the case may be, may limit Alarmguard's ability to generate accounts through the Direct Marketing Program, which in turn may have a material adverse effect upon Alarmguard's ability to sustain account growth and its results of operations. See "-- Need for Additional Capital." Additionally, the ability of Alarmguard to generate accounts through the Direct Marketing Program may be limited from time to time by restrictive covenants with respect to Alarmguard's performance in the Credit Facility or the New Credit Facility, as the case may be. Any such limitation on Alarmguard's ability to internally generate new subscriber accounts may adversely affect Alarmguard's ability to sustain account growth and its future results of operations. See "--Need for Additional Capital," "--Restrictions Under the New Credit Facility; Consequences of Failure to Comply" and "--Risks Related to High Leverage and Debt Service."

RISKS RELATED TO DEPENDENCE UPON ACQUISITIONS FOR GROWTH

    Between May 15, 1992 and December 31, 1996, Alarmguard completed 26 acquisitions of the portfolios of subscriber accounts of other companies in the security alarm installation and monitoring business. Such acquisitions were an important source of Alarmguard's growth during such period. Alarmguard faces competition for the acquisition of portfolios of subscriber accounts, and may be required to offer prices for acquired accounts that are higher than the prices Alarmguard has paid in the past. See "--Competition." In addition, due to the continuing consolidation of the security alarm industry and the acquisition by Alarmguard and other security alarm companies of a number of large portfolios of subscriber accounts, there may in the future be fewer quality, large portfolios of subscriber accounts available for acquisition. There can be no assurance that Alarmguard will be able to find acceptable acquisition candidates or, if such candidates are identified, that acquisitions can be consummated on terms acceptable to Alarmguard. To date, Alarmguard has funded acquisitions with its own capital and borrowings under the Credit Facility, and it expects to continue to fund future acquisitions in this manner. If Alarmguard exhausts its borrowing capacity under the Credit Facility or the New Credit Facility, as the case may be, or its ability to raise new capital, then Alarmguard's ability to continue its acquisition program may be impaired, which in turn may have a material adverse effect upon Alarmguard's ability to sustain account growth and its long-term results of operations. See "--Need for Additional Capital," "-- Restrictions Under the New Credit Facility; Consequences of Failure to Comply" and "--Risks Related to High Leverage and Debt Service."

    On December 20, 1996, Alarmguard entered into the Stock Purchase Agreement with respect to the Proposed Acquisition. There can be no assurance that the Proposed Acquisition will be consummated or that it will be consummated on the terms set forth in the Stock Purchase Agreement. If the Proposed Acquisition is consummated, Alarmguard expects to be able to develop its business with respect to Chain Account Sales. See "DESCRIPTION OF ALARMGUARD--Recent Developments." There can be no assurance, however, that even if the Proposed Transaction is consummated, Alarmguard will be able to develop such business with respect to Chain Account Sales or that any such business will contribute to the growth of Alarmguard. In the event that Chain Account Sales do not reach acceptable levels of return on investment, Alarmguard may be forced to discontinue the Chain Account Sales. Such a discontinuance may have an adverse effect on Alarmguard's ability to sustain growth.

    Acquisition of portfolios of subscriber accounts involve a number of special risks, including the possibility of unanticipated problems not discovered prior to the acquisition, such as poor customer service, increased field service costs due to obsolete equipment in the field, account attrition and the diversion of the attention of Alarmguard's management from other business activities in order to focus on the integration of accounts into Alarmguard's operations. Historically, Alarmguard has structured most of its acquisitions as asset purchases. For acquisitions that are structured as the purchase of the stock rather than the assets of other alarm companies, Alarmguard may assume unexpected tax or legal liabilities or may have to dispose of unnecessary assets of the acquired companies, which may adversely affect Alarmguard's results of operations if Alarmguard has been unable to obtain adequate representations and warranties and seller holdback payments or enforce the same. The Proposed Acquisition is structured as a stock acquisition. See "DESCRIPTION OF ALARMGUARD--Recent Developments."

    Because Alarmguard's primary consideration in acquiring a portfolio of subscriber accounts is the amount of cash flow that can be derived from the MRR associated with such subscriber accounts, the price paid by Alarmguard is customarily directly tied to such MRR. The price paid varies based on the number and quality of accounts being purchased from the seller, the service record and historical alarm activity of such accounts, the historical payment records of the customers, the ease with which subscribers' field equipment can be integrated into Alarmguard's central station and other factors. Thus, in making acquisitions Alarmguard generally has relied on the knowledge of the industry possessed by Alarmguard's management, due diligence procedures and representations and warranties of the sellers. In addition, Alarmguard generally retains significant purchase price recourse against the sellers for any post-closing adjustments to the purchase price relating to various contingencies, including, among others, excess subscriber attrition as measured in MRR. Such excess subscriber attrition represents a percentage of lost MRR in excess of a negotiated threshold of attrition (which generally averages 7.0%), the amount of which varies per transaction. There can be no assurance that the seller's representations and warranties are true and complete or, if such representations and warranties are inaccurate, that Alarmguard will be able to recover damages from the seller in an amount sufficient to fully compensate Alarmguard for any resulting losses. Alarmguard expects that future acquisitions will present at least the same risks to Alarmguard as its prior acquisitions.

    An important aspect of Alarmguard's acquisition program is the integration of acquired subscriber accounts into Alarmguard's existing operations. The age, quality of installations, manufacturer and transmission format of subscriber field equipment all must be taken into consideration for an appropriate central station integration. Failure to take all of these factors, as well as others reviewed in due diligence, into account may result in higher attrition due to potential lower levels of service.

NEED FOR ADDITIONAL CAPITAL

    During 1994, 1995 and 1996, Alarmguard incurred costs of approximately $1.0 million, $4.3 million and $8.0 million, respectively, in generating subscriber accounts through the Direct Marketing Program which included capitalized costs of $0.7 million, $3.4 million and $5.8 million, respectively. Alarmguard invested approximately $2.8 million, $2.2 million and $1.2 million in 1994, 1995 and 1996, respectively, in acquiring subscriber accounts from other security alarm companies. Net cash used in operating activities, as determined in accordance with generally accepted accounting principles, during 1994, 1995 and 1996, was approximately $2.0 million, $5.0 million and $7.3 million, respectively. Alarmguard used borrowings under the Credit Facility and proceeds from the sale of equity securities and subordinated debentures to fund the Direct Marketing Program, acquisitions, capital expenditures and operations during these periods. As Alarmguard continues to implement its growth program, Alarmguard's financial requirements are likely to be in excess of the New Credit Facility. Alarmguard expects that the New Credit Facility will have available debt capacity of approximately 33% of the $60 million in commitments (or approximately $20 million). Although no assurance can be given, Alarmguard believes that such debt capacity will meet its Direct Marketing Program and working capital needs for two years, assuming no significant cash acquisitions are made (other than the Proposed Acquisition). If Alarmguard continues to make acquisitions and/or expand the Direct Marketing Program, Alarmguard will likely be required to obtain additional debt financing or sell additional equity securities in the future, which may result in higher leverage or the dilution of the holder's investments in the Holdings Common Stock. There can be no assurance that external funding will be available to Alarmguard on terms favorable to Alarmguard or at all. Any inability of Alarmguard to obtain additional capital will likely adversely affect Alarmguard's ability to continue to generate subscriber accounts through the Direct Marketing Program or to make acquisitions of subscriber accounts, and may have an adverse impact on Alarmguard's financial position and future results of operation. See "--Dependence Upon Internally Generated Subscriber Accounts for Growth" and "--Risks Related to Acquisitions."

HISTORY OF NET LOSSES; ANTICIPATED FUTURE LOSSES

    Alarmguard incurred net losses applicable to common shares of $4.5 million, $7.3 million and $9.7 million for each of the years in the three-year period ended December 31, 1996, respectively. Such losses reflect, among other factors, the expenses associated with internally generated subscriber accounts, the charges incurred by Alarmguard for amortization of purchased subscriber accounts and the interest incurred on its indebtedness. Such expenses, charges and interest will increase as Alarmguard continues to internally generate new subscriber accounts and to purchase subscriber accounts, if Alarmguard's indebtedness increases or if interest rates increase. Alarmguard expects to continue to incur net losses for the foreseeable future. With respect to the Direct Marketing Program, Alarmguard defers all direct costs (principally equipment, labor and direct sales commissions) incurred in connection with installing and activating new subscriber accounts. New subscribers are generally required to enter into noncancellable monitoring/equipment lease contracts which have terms of 60 months. Such direct costs in connection with the Direct Marketing Program are amortized over a period of 48 months, which reflects an adjustment for estimated subscriber attrition. It is Alarmguard's policy to review actual account attrition on a quarterly basis and, when an installation is identified for disconnection, to fully write off and charge to amortization expense the remaining net book value of the installation costs. Substantially all other costs associated with the Direct Marketing Program (principally telemarketing and overhead) are expensed as incurred. At December 31, 1995 and 1996, the cost of subscriber accounts and intangible assets, net of accumulated amortization, was $23.2 and $21.4 million, respectively, which constituted approximately 61% and 55%, respectively, of the book value of Alarmguard's total assets for such periods. There could be a material adverse effect on Alarmguard's results of operations and financial condition if actual account attrition significantly exceeds assumed attrition and Alarmguard has to make adjustments with respect to the amortization of purchased subscriber accounts. See "ALARMGUARD MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--General--Accounting Policies for Direct Marketing Program Installations and Subscriber Account Purchases" and "--Future Net Losses."

IMPACT OF GROWTH STRATEGY ON QUARTERLY RESULTS OF OPERATIONS

    In connection with the implementation of its growth strategy, Alarmguard has historically incurred losses from operations and expects to continue to do so in the future, based on, among other factors, the opening of new Direct Marketing Program sales offices, the volume and timing of internally generated subscriber accounts, and the timing of the acquisition of subscriber accounts. Since 1994, Alarmguard has opened the following Direct Marketing Program sales offices:
Dover, Delaware and Parsippany, New Jersey. Such offices generally require a one-time cost of approximately $20,000 to establish. In addition, the costs of integrating acquired subscriber accounts add competitive pricing pressures, while local and national crime activity and general economic conditions may all cause adverse impacts in quarterly operating results. Alarmguard's expense levels are based, to some extent, on its expectations of future subscriber and revenue levels, which are dependent on estimates of internally generated additions of subscriber accounts and of subscriber account portfolio acquisitions. Alarmguard may be unable, therefore, to adjust spending in a timely manner to compensate for any unexpected revenue shortfall due to less than anticipated levels of internally generated accounts or a delay in the timing of acquisitions. Given the possibility of quarterly fluctuations, Alarmguard believes that comparisons of the results of its operations for preceding quarters are not necessarily meaningful and that the results for any one quarter should not be relied upon as an indication of future performance. In the event that Alarmguard's revenues or operating results for any quarter are less than the level expected by securities analysts or the market in general, such shortfall could have an immediate and significant adverse impact on the market price of the Holdings Common Stock, which in turn may inhibit Alarmguard's access to new capital and thus adversely impact Alarmguard's ability to sustain its growth strategy.

RISKS RELATED TO HIGH LEVERAGE AND DEBT SERVICE

    At December 31, 1996, Alarmguard's consolidated indebtedness, including debt classified as current, was approximately $39.8 million and, pro forma, after giving effect to the Merger and the Proposed Acquisition, will be approximately $47.1 million. Alarmguard's indebtedness requires that a significant amount of its cash flow from operations be applied to the payment of interest, and there can be no assurance that Alarmguard's operations will generate sufficient cash flow to service such indebtedness. Failure to meet its debt service may have a material adverse effect on Alarmguard's ability to sustain account growth, its financial condition and its results of operations, and may result in lenders under the New Credit Facility or the New Notes accelerating the maturity of the respective obligations thereunder. Borrowings under the New Credit Facility are expected to be at variable rates of interest, which subjects Alarmguard to fluctuations in interest rates. However, the New Credit Facility will require Alarmguard to hedge, within one year, its exposure to interest rate fluctuations for a fixed percentage of the debt incurred thereunder.

RISKS RELATED TO HOLDING COMPANY STRUCTURE

    After the consummation of the Merger, Holdings will be a holding company with no operations of its own and few assets other than the stock of its subsidiaries and other permitted investments. As a result, the ability to pay dividends on the Holdings Common Stock will be dependent on the ability of Holdings' subsidiaries to pay cash dividends or make other distributions. It is expected that the New Credit Facility will restrict the ability of the Borrower to pay cash dividends or to make other distributions to Holdings and, accordingly, may limit the payment of cash dividends or other distributions to the holders of Holdings Common Stock. The borrowings under the New Credit Facility will be guaranteed by Holdings and by any other intermediate subsidiaries of Holdings. It is expected that the New Notes to be issued in connection with the refinancing of SSH's existing subordinated debt will not contain any covenants restricting the payment of dividends or other distributions by SSH to Holdings. However, the New Noteholders will be senior in right of payment to the holders of Holdings Common Stock in the event of a liquidation, bankruptcy or similar proceeding with respect to Holdings. See "PROPOSAL 1: THE MERGER AND THE ISSUANCE OF THE MERGER SHARES--Alarmguard Financing," "--Interests of Certain Persons in the Merger--Refinancing of SSH's Existing Subordinated Debt" and "ALARMGUARD MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Liquidity and Capital Resources."

RESTRICTIONS UNDER NEW CREDIT FACILITY; CONSEQUENCES OF FAILURE TO COMPLY

    The New Credit Facility is expected to include customary covenants that restrict the operations and financial flexibility of Alarmguard. Such covenants will impose limitations on the Borrower and its subsidiaries with respect to (i) the nature of their respective businesses; (ii) the incurrence of indebtedness;
(iii) the incurrence, creation and maintenance of liens; (iv) investments; (v) dividends; (vi) the sale or disposition of assets; (vii) capital expenditures and lease obligations; (viii) stock issuances; (ix) material changes in management; and (x) transactions with affiliates. In addition, the New Credit Facility will require, among other things, that, as of certain dates and for certain periods, the Borrower maintain the following ratios: (i) a ratio of consolidated senior debt to MRR not to exceed 22.5 to 1.0; and (ii) a ratio of consolidated total debt to MRR not to exceed 30.0 to 1.0. The New Credit Facility will permit the Borrower to create additional MRR through the Direct Marketing Program provided that all costs and expenses related thereto are properly identified and segregated for accounting purposes in a manner satisfactory to the Agent. In addition, the New Credit Facility is expected to include provisions that require Alarmguard to obtain the consent of its majority lenders in order to undertake acquisitions (other than the Proposed Acquisition) in excess of $2.5 million. Failure to comply with the covenants in the New Credit Facility would, in some instances, permit the lenders under the New Credit Facility to accelerate the maturity of the obligations thereunder. Any such acceleration may have a material adverse effect on Alarmguard's financial position and results of operations. See "PROPOSAL 1: THE MERGER AND THE ISSUANCE OF THE MERGER SHARES--Alarmguard Financing," "ALARMGUARD MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Liquidity and Capital Resources" and "DESCRIPTION OF ALARMGUARD--Recent Developments."

MANAGEMENT OF GROWTH

    An important component of Alarmguard's business strategy is to grow through the addition of subscriber accounts. This expansion has placed and will continue to place substantial demands on Alarmguard's management, operational resources and system of operating and financial controls. Alarmguard's future operating results will depend in part on Alarmguard's ability to continue to implement and improve its operating and financial controls and to expand, train and manage its employee base. In addition, management of growth may limit the time available to Alarmguard's management to attend to other operational, financial and strategic issues, which may result in unanticipated adverse developments in the ongoing operations of Alarmguard.

ATTRITION OF SUBSCRIBER ACCOUNTS

    Alarmguard experiences attrition of subscriber accounts as a result of, among other factors, relocation of subscribers, adverse financial and economic conditions and competition from other alarm service companies. In addition, Alarmguard loses certain accounts, particularly acquired accounts, in the event it is unable to service them adequately or to assimilate them properly into Alarmguard's operations. Attrition can be measured in terms of decreased MRR resulting from cancelled subscriber accounts. Gross MRR attrition is defined by Alarmguard for a particular period as a quotient, the numerator of which is equal to gross MRR lost as the result of cancelled subscriber accounts, including the MRR of subscribers who have moved from homes or businesses in which an existing alarm system was installed ("transfers"), during such period and the denominator of which is the average month-end MRR during such period. For the years ended December 31, 1994, 1995 and 1996, Alarmguard's gross MRR attrition was 11.8%, 12.3% and 11.9%, respectively. An increase in Alarmguard's MRR gross attrition rate will have an adverse effect on Alarmguard's financial position and results of operations.

    When acquiring accounts, Alarmguard has generally withheld a portion of the purchase price as a partial reserve for purchase price adjustments, covering various contingencies including, among others, excess subscriber attrition. It is Alarmguard's policy to obtain purchase price holdbacks in its acquisitions. There can be no assurance, however, that Alarmguard will be able to obtain such terms in the future. If the actual attrition rate for the acquired accounts is greater than the rate assumed by Alarmguard at the time of the acquisition, and if Alarmguard is unable to recoup its damages from the portion of the purchase price held back from the seller, such attrition could have a material adverse effect on Alarmguard's financial condition or results of operations. Alarmguard is not aware of any reliable historical data relating to account attrition rates prepared by companies from whom Alarmguard has acquired accounts, and Alarmguard has no assurance that actual account attrition for acquired accounts will not exceed the attrition rate assumed or historically incurred by Alarmguard. In addition, because some acquired accounts are billed on an annual, semi-annual or quarterly basis, attrition may not become evident for some time after an acquisition is consummated, including after the end of the period Alarmguard is entitled to make purchase price holdbacks. See "ALARMGUARD MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--General--Subscriber Attrition."

POSSIBLE ADVERSE EFFECT OF "FALSE ALARM" ORDINANCES

    According to the January 1995 issue of SECURITY SALES magazine, approximately 90.0% (98.0% in the New York area) of alarm activations that result in the dispatch of police personnel are not emergencies, and thus are "false alarms." Significant concern has arisen in certain municipalities about this high incidence of false alarms. This concern could cause a decrease in the likelihood or timeliness of police response to alarm activations and thereby decrease the propensity of consumers to purchase or maintain alarm monitoring services. Alarmguard believes the rate of the alarm incidents processed by its central monitoring station operators as "false alarms" approximates the national average of 90.0%. In the interest of public safety, Alarmguard verifies all alarm signals unless specifically requested by the subscriber not to do so or if such action is prohibited by law. Recently, a trend has emerged on the part of local governmental authorities to consider or adopt various measures aimed at reducing the number of false alarms. Such measures include (i) subjecting alarm monitoring companies to fines or penalties for transmitting false alarms; (ii) licensing individual alarm systems and the revocation of such licenses following a specified number of false alarms; (iii) imposing fines on alarm subscribers for false alarms; (iv) imposing limitations on the number of times the police will respond to alarms at a particular location after a specified number of false alarms; and (v) requiring further verification of an alarm signal before the police will respond. Enactment of such measures may have a material adverse effect on Alarmguard's financial position and results of operations.

GOVERNMENT REGULATIONS; RISKS OF LIABILITY OF OPERATIONS

    Alarmguard's operations are subject to a variety of laws, regulations and licensing requirements of federal, state and local authorities. In certain jurisdictions, Alarmguard is required to obtain licenses or permits, to comply with standards governing employee selection and training and to meet certain standards in the conduct of Alarmguard's business. The loss of such licenses, or the imposition of conditions to the granting or retention of such licenses, may have a material adverse effect on Alarmguard's business and revenues. Alarmguard's advertising and sales practices are regulated by both the Federal Trade Commission ("FTC") and state consumer protection laws. Such regulations include restrictions on the manner in which Alarmguard promotes the sale of security alarm systems and the obligation of Alarmguard to provide purchasers of alarm systems with certain rescission rights. While Alarmguard believes that it has complied with these regulations in all material respects, there can be no assurance that none of these regulations were violated in connection with the solicitation of Alarmguard's existing subscriber accounts, particularly with respect to accounts acquired from third parties, or that no such violation will occur in the future. Any such violations may have a material adverse effect on Alarmguard's financial position and results of operations.

    Alarmguard markets some of its products and services through telemarketing by use of a predictive dialer. Such telemarketing activities are regulated on the state and federal level. Alarmguard believes that telemarketing will increasingly be subject to such regulation. Such regulation may limit Alarmguard's ability to solicit new subscribers or to offer additional products and services to existing subscribers and may have a material adverse effect on Alarmguard's business and revenues.

    The nature of the services provided by Alarmguard potentially exposes it to greater risks of liability for employee acts or omissions or system failure than may be inherent in other businesses. Most of Alarmguard's monitoring/equipment lease contracts and other agreements pursuant to which it sells its products and services contain provisions limiting Alarmguard's liability to subscribers in an attempt to reduce this risk. However, in the event of litigation with respect to such matters, there can be no assurance that such limitations will be enforced, and the costs of such litigation may have a material adverse effect on Alarmguard's financial position and results of operations.

    Alarmguard carries insurance of various types, including general liability and errors and omissions insurance. The loss experience of Alarmguard and other security service companies, however, may affect the availability and cost of such insurance. Certain of Alarmguard's insurance policies and the laws of some states may limit or prohibit insurance coverage for punitive or certain other types of damages, or for liability of Alarmguard arising from negligence or wanton behavior. The unavailability or increased cost of such insurance may have a material adverse effect on Alarmguard's financial position and results of operations.

GEOGRAPHIC CONCENTRATION

    Alarmguard's existing subscriber base is geographically concentrated in certain metropolitan areas and surrounding suburbs in the nine Northeastern and Mid-Atlantic states in which Alarmguard operates. Accordingly, the performance of Alarmguard in these areas may be adversely affected by regional or local economic conditions.

    As a result of acquisitions, the opening of branch offices or strategic alliances, Alarmguard may from time to time expand its operations into geographic markets outside of its current operating areas. The acquisition of subscriber accounts in other regions, or in metropolitan areas in which Alarmguard does not currently have subscribers, requires an investment by Alarmguard in local branches and personnel necessary to service such accounts. In order for Alarmguard to expand successfully into a new area, Alarmguard must obtain a sufficient number and density of subscriber accounts in such area to support the additional investment. There can be no assurance that an expansion into new geographic areas would generate operating profits. Failure to generate operating profits in connection with such expansion may have a material adverse effect on Alarmguard's financial position and results of operations.

COMPETITION

    The security alarm monitoring industry is highly competitive and highly fragmented. Alarmguard competes with larger national companies, as well as smaller regional and local companies in all of its operations. Furthermore, new competitors are continuing to enter the industry and Alarmguard may encounter additional competition from such future industry entrants. Certain of Alarmguard's current competitors have, and new competitors may have, greater financial resources than Alarmguard. Alarmguard competes for new subscriber accounts with larger national companies who are better capitalized, who conduct media advertising (which Alarmguard currently does not utilize) or who may offer lower rates for the installation of alarm systems and alarm monitoring services. In addition, Alarmguard competes with other alarm service companies who pursue the aggressive purchase of alarm monitoring accounts through acquisitions programs and who may be willing to offer higher prices than Alarmguard is prepared to offer for the purchase of subscriber accounts. The effect of such competition may be to reduce the new subscriber or acquisition opportunities available to Alarmguard, thus reducing its rate of growth, or to increase the price Alarmguard is required to pay for subscriber accounts, which would adversely affect its return on investment on such accounts and may have a material adverse effect on Alarmguard's financial position and results of operations.

DEPENDENCE ON THE CENTRAL MONITORING STATION

    Alarmguard is dependent on a single alarm monitoring station located in Orange, Connecticut to monitor substantially all of its subscriber accounts. Although the central monitoring station is located in a building which has been approved by Underwriters Laboratories, Inc. ("UL") and which includes fire detectors, redundant off-site computer storage and record-keeping, and meets or exceeds all applicable building codes, a catastrophic event such as a bombing, tornado, hurricane, earthquake, fire or other disaster could render the central monitoring station inoperable, which may have a material adverse effect on Alarmguard's financial position and results of operations.

    Alarmguard has experienced no interruption in its monitoring capabilities, primarily as a result of various redundant systems in place in the central monitoring station. These systems include a fault-tolerant processing computer which is itself backed up by another processing computer, standby power in the form of a large battery and filtering unit in combination with two large diesel generators, local phone lines for alarm signal traffic backing up the long distance carrier's circuitry, as well as other measures required to meet the various approval standards (e.g. UL, Factory Mutual and the Fire Department of New York) earned by the central monitoring station.

DEPENDENCE ON SENIOR MANAGEMENT

    The success of Alarmguard's business is largely dependent upon the active participation of its executive officers. Alarmguard has entered into certain employment, severance and non-competition agreements, and as a condition to the consummation of the Merger, Triton will enter into severance agreements, with Russell R. MacDonnell, the Chairman, President and Chief Executive Officer of Alarmguard, David Heidecorn, the Executive Vice President and Chief Financial Officer of Alarmguard, and Gregory J. Westhoff, the Vice President of Alarmguard. In addition, Alarmguard maintains a key-man life insurance policy with respect to Mr. MacDonnell. The loss of the services for any reason of one or more of such officers may have a material adverse effect on Alarmguard's financial position and results of operations.

LOW TRADING VOLUME

    For the past several years, there has not been an active market for the purchase and sale of the Triton Common Stock. There can be no assurance that in the future the market for the purchase and sale of the Holdings Common Stock will become more active or that shares of Holdings Common Stock will trade at any particular price.

SHARES AVAILABLE FOR FUTURE SALE

    Sales of Holdings Common Stock in the public market after the Merger could adversely affect the market price of Holdings Common Stock. Upon completion of the Merger, Holdings will have 5,032,718 shares of Holdings Common Stock outstanding, all of which will be fully transferable other than shares received in the Merger by persons who are deemed to be "affiliates" of Alarmguard prior to the Merger which generally may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act and shares previously issued upon the exercise of certain Triton stock options which will become eligible for sale under Rule 144 under the Securities Act at various dates during the two years following consummation of the Merger. In addition, following the Merger, certain stockholders of Holdings whose shares are subject to the restrictions described above are entitled to certain registration rights with respect to registration of their shares for offer or sale to the public. See "PROPOSAL 1: THE MERGER AND ISSUANCE OF THE MERGER SHARES--Resale of Triton Common Stock" and "--The Registration Rights Agreement."

ABSENCE OF MARKET PRICES OF ALARMGUARD COMMON STOCK

    The Alarmguard Common Stock has never been publicly traded. There can therefore be no assurance as to what the market price of the Holdings Common Stock might be upon consummation of the Merger.

DILUTION

    The net book value per share of Triton Common Stock as of December 31, 1996 was $0.56 per share, or $5.65 per share after giving effect to the Reverse Stock Split. The net book value per share of Alarmguard Common Stock as of December 31, 1996 was $(3.00) per share (after giving effect to the exchange of the Alarmguard Common Stock and the Alarmguard Preferred Stock for the Merger Shares upon the consummation of the Merger). Assuming no changes in Triton's net book value since December 31, 1996, or in Alarmguard's net book value since December 31, 1996, and that the Merger Shares are issued to Alarmguard's stockholders upon the consummation of the Merger, the net book value per share of Holdings Common Stock would (after giving effect to certain pro forma adjustments related to the Merger (see "UNAUDITED PRO FORMA CONDENSED COMBINED PRO FORMA FINANCIAL INFORMATION")) be approximately $1.09 per share, resulting in an immediate decrease in net book value per share for Triton's stockholders of $4.56 per share and an immediate increase in net book value per share of $4.09 for Alarmguard's stockholders.

ANTITAKEOVER EFFECTS OF CERTAIN CHARTER PROVISIONS, DELAWARE LAW

    It is currently possible to change a majority of the directors of Triton or Alarmguard at a single stockholders' meeting. If the Merger is consummated, the Restated Charter will provide that the Holdings Board will be a "classified board" with only one-third of its directors coming up for election each year. As a result of having a classified board, two annual meetings will be necessary to change a majority of the directors. In addition, the Restated Charter and the Restated By-Laws will contain provisions prohibiting stockholder action by written consent and eliminating stockholders' ability to call special meetings. The existence of a classified board and such provisions in the Restated Charter and Restated By-Laws may in certain circumstances deter or delay mergers, tender offers, other possible takeover attempts or changes in management or the Holdings Board which may be favored by some or a majority of Holdings' stockholders. In addition, Holdings will be subject to the provisions of Section 203 ("Section 203") of the DGCL, which will prohibit Holdings from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 could also have the effect of delaying or preventing a change of control of Holdings.

ABSENCE OF FAIRNESS OPINION

    Prior to the Merger, there was no public market for the Alarmguard Common Stock or the Alarmguard Preferred Stock. The relative split of the Holdings Common Stock among the Triton stockholders and the Alarmguard stockholders has been determined by negotiations between Alarmguard and Triton and may not be indicative of the value of the Alarmguard Common Stock or the Alarmguard Preferred Stock. Alarmguard has not sought or obtained an opinion from an investment banker regarding the fairness of the Merger to its stockholders. In determining not to seek such an opinion, Alarmguard considered that its executive officers and directors possess sufficient business experience and acumen to negotiate the terms and conditions of the Merger and assess the fairness of the Merger to Alarmguard's stockholders from a financial perspective without the assistance of an investment banking firm, as well as the cost of hiring and paying for an investment banking firm.

                           COMPARATIVE PER SHARE DATA

    The following table presents Triton's and Alarmguard's per share data, the pro forma combined per share data adjusted for the Merger, and the combined pro forma per share data adjusted for the Proposed Acquisition. The unaudited pro forma combined per share data are not necessarily indicative of actual or future operating results or the financial position that would have occurred or will occur upon consummation of the Merger or the Proposed Acquisition. The data set forth below should be read in conjunction with Triton's consolidated financial statements and notes thereto which are incorporated herein by reference and the consolidated financial statements of Alarmguard and notes thereto which are included elsewhere herein. The data should also be read in conjunction with the information set forth in the "UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION" included elsewhere in this Proxy Statement/Prospectus.

                                                                         TRITON(1)                  ALARMGUARD(2)
                                                            ------------------------------------  -----------------
                                                                 YEAR            NINE MONTHS            YEAR
                                                            ENDED OR AS OF     ENDED OR AS OF      ENDED OR AS OF
                                                            MARCH 31, 1996    DECEMBER 31, 1996   DECEMBER 31, 1996
                                                            ---------------  -------------------  -----------------
Book value per share......................................     $    4.63          $    5.65           $   (3.00)
Income (loss) from continuing operations..................     $   12.16          $    1.04           $   (3.12)
Net income (loss).........................................     $   13.38          $    1.04           $   (3.12)

                                                    PRO FORMA ALARMGUARD AND       PRO FORMA ALARMGUARD, TRITON AND
                                                            TRITON(3)                    PROTECTIVE ALARMS(3)
                                                ---------------------------------  ---------------------------------
                                                       YEAR ENDED OR AS OF                YEAR ENDED OR AS OF
                                                        DECEMBER 31, 1996                  DECEMBER 31, 1996
                                                ---------------------------------  ---------------------------------
Book value per share..........................              $    1.09                          $    1.09
Loss from continuing operations...............              $   (1.34)                         $   (1.95)

------------------------
(1) In order to provide a meaningful presentation, the Triton historical financial data set forth in this table have been adjusted to give effect to the Reverse Stock Split.

(2) The Alarmguard per share data are based on the equivalent number of shares of Triton Common Stock to be received by holders of the Alarmguard Common Stock and Alarmguard Preferred Stock in connection with the Merger. In addition, stockholder's deficiency was adjusted to include the book value of the Alarmguard Preferred Stock to be converted to Holdings Common Stock pursuant to the Merger Agreement. In addition, net loss applicable to current stockholders has been excluded since the net loss per share is based on the equivalent Trition Common Stock which includes the shares to be issued in exchange for the Alarmguard Preferred Stock.

(3) The per share data for Triton and Protective Alarms have been adjusted for purposes of calculating the pro forma per share data, to conform with Alarmguard's December 31 year end.

(4) Triton and Alarmguard have not paid regular cash dividends on their respective common stock. However, during fiscal 1996, Triton distributed a special dividend to its common stockholders consisting of a cash dividend equal to $1.57 per share and shares of Metromedia International Group, Inc. ("Metromedia") equal to $0.97 per outstanding share of Triton Common Stock.

               DIVIDENDS AND MARKET PRICES OF TRITON COMMON STOCK
                           AND TRITON PUBLIC WARRANTS

    The Triton Common Stock and Triton's public warrants (the "Triton Public Warrants") are listed on the AMEX using the trading symbols of "TGL" and "TGLW," respectively. The table below sets forth, for the periods indicated, the high and low closing market prices as reported by the AMEX for the Triton Common Stock and the Triton Public Warrants (without giving effect to the Reverse Stock Split to be effected pursuant to the Restated Charter).

                      MARKET PRICE OF TRITON COMMON STOCK

                                                                1997                  1996                  1995
                                                        --------------------  --------------------  ---------------------
QUARTERS ENDED                                            HIGH        LOW       HIGH        LOW       HIGH        LOW
------------------------------------------------------  ---------  ---------  ---------  ---------  ---------  ----------
March 31..............................................  $     7/8(1) $     3/4(1) $    9/16 $     3/8 $   2 1/8 $   1 5/16
June 30...............................................         --         --       9/16        3/8      2 1/4     1 13/16
September 30..........................................         --         --        3/4        5/8      3 1/8           2
December 31...........................................         --         --     1 1/16      11/16     3 3/16        5/16(2)

                     MARKET PRICE OF TRITON PUBLIC WARRANTS

                                                                      1997                   1996                   1995
                                                              --------------------  ----------------------  ---------------------
QUARTERS ENDED                                                  HIGH        LOW        HIGH         LOW       HIGH        LOW
------------------------------------------------------------  ---------  ---------     -----        ---     ---------  ----------
March 31....................................................  $     1/8(1) $     1/8(1)  $     1/4 $     1/8 $     1/2 $     3/16
June 30.....................................................         --         --         1/4         1/8        1/4        1/16
September 30................................................         --         --        3/16        1/16        1/2         1/8
December 31.................................................         --         --         1/4         1/8       9/16         1/8

------------------------
(1) Through March 13, 1997.

(2) Triton and Alarmguard have not paid regular cash dividends on their respective common stock. However, on December 8, 1995, Triton completed a substantial distribution to its stockholders which was valued at that time at approximately $2.54 per share of Triton Common Stock.

    On September 20, 1996, the last full trading day prior to the public announcement of the execution of a letter of intent with respect to the Merger, the closing price of one share of Triton Common Stock and one Triton Public Warrant as reported by the AMEX was $0.75 and $0.125, respectively. On December 23, 1996, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing price of one share of Triton Common Stock and one Triton Public Warrant as reported by the AMEX was $ 13/16 and $ 1/8 , respectively.

    On March 13, 1997, the most recent practicable date prior to the printing of this Proxy Statement/ Prospectus for which sales price information was obtainable, the closing price of one share of Triton Common Stock and one Triton Public Warrant as reported by the AMEX was $ 7/8 and $ 1/8, respectively.

    At March 13, 1997, there were approximately 1,500 holders of record of Triton Common Stock.

    After consummation of the Merger, it is expected that Holdings will not pay dividends in the foreseeable future.

                                 CAPITALIZATION

TRITON

    The following table sets forth the capitalization of Triton as of December 31, 1996. This information should be read in conjunction with the consolidated financial statements of Triton and the notes thereto which are incorporated herein by reference.

                                                                             DECEMBER 31, 1996
                                                                              (IN THOUSANDS)
                                                                             -----------------
Stockholders' equity:
  Triton Common Stock, $.0001 par value....................................     $         2
  Additional paid in capital...............................................          21,774
  Accumulated deficit......................................................          (9,604)
                                                                                   --------
Total stockholders' equity/capitalization..................................     $    12,172
                                                                                   --------
                                                                                   --------

ALARMGUARD

    The following table sets forth, as of December 31, 1996, (i) the capitalization of Alarmguard; (ii) the pro forma capitalization of Alarmguard giving effect to the Merger, the New Credit Facility and the refinancing of Alarmguard's existing subordinated debt; and (iii) the pro forma capitalization of Alarmguard and Triton as further adjusted to reflect the Proposed Acquisition. This information should be read in conjunction with "PROPOSAL 1:
THE MERGER AND THE ISSUANCE OF THE MERGER SHARES--Alarmguard Financing," "--Interests of Certain Persons in the Merger--Refinancing of SSH's Existing Subordinated Debt," the "UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION," and notes thereto, the consolidated financial statements of Triton and notes thereto which are incorporated herein by reference and the consolidated financial statements of Alarmguard and notes thereto which are included elsewhere in this Proxy Statement/Prospectus.

                                                                                      DECEMBER 31, 1996
                                                                             ------------------------------------
                                                                                                       PRO FORMA
                                                                                                      ALARMGUARD,
                                                                                          PRO FORMA   TRITON AND
                                                                                         ALARMGUARD   PROTECTIVE
                                                                               ACTUAL    AND TRITON     ALARMS
                                                                             ----------  -----------  -----------
                                                                                        (IN THOUSANDS)
Current portion of long-term debt..........................................  $    4,169      --           --
Current portion of capital leases (1)......................................         576   $     576    $     576
Current portion of notes payable...........................................         696         696        2,322

Long-term debt:
  Term loan, less current portion..........................................      26,467      30,636       37,136
  Subordinated debt........................................................       4,951       4,122        4,122
  Capital leases, less current portion (1).................................         351         351          351
  Notes payable, less current portion......................................       2,563       2,563        2,563
                                                                             ----------  -----------  -----------
Total long-term debt.......................................................      34,332      37,672       44,172

Series A Preferred Stock, $100 par value; 5% cumulative dividends, 50,000
  shares authorized, issued, and outstanding...............................       5,994      --           --
Series B Preferred Stock, $120 par value; 5% cumulative dividends, 72,500
  shares authorized, issued, and outstanding...............................      10,279      --           --

Stockholder's equity (deficiency):
  Common Stock, $1.00 par value; 256,500 authorized, 236,671 shares
    (including 33,748 shares of Alarmguard Class B Non-Voting Common Stock)
    issued and outstanding.................................................         237      --           --
  Common Stock, $.0001 par value...........................................      --               1            1
  Additional paid in capital...............................................          35      30,632       30,632
  Accumulated deficit......................................................     (25,135)    (25,170)     (25,170)
  Notes receivable from officers...........................................         (35)     --           --
                                                                             ----------  -----------  -----------
  Total stockholders' equity (deficiency)..................................     (24,898)      5,463        5,463
                                                                             ----------  -----------  -----------
  Total capitalization.....................................................  $   31,148   $  44,407    $  52,533
                                                                             ----------  -----------  -----------
                                                                             ----------  -----------  -----------

------------------------

(1) Included in other liabilities.

                               THE ANNUAL MEETING

GENERAL

    This Proxy Statement/Prospectus is being furnished to Triton's stockholders in connection with the solicitation on behalf of the Triton Board of proxies for use at the Annual Meeting to be held at Club 101 at 101 Park Avenue, New York, NY, 10178, on April 14, 1997, at 10:00 a.m. local time. This Proxy Statement/Prospectus and the accompanying form of proxy were first mailed to stockholders of Triton on or about March 17, 1997.

MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

    At the Annual Meeting, the Triton stockholders will be asked to (i) consider and vote upon a proposal to adopt the Merger Agreement and to approve the issuance of the Merger Shares; (ii) consider and vote upon the Restated Charter Proposals; (iii) elect four persons to the Triton Board to serve until the earlier of (a) the next annual meeting of Triton stockholders and the election and qualification of their respective successors or (b) the consummation of the Merger; (iv) consider and vote upon a proposal to approve the 1997 Stock Incentive Plan; and (v) transact such other matters as may arise relating to the conduct of the Annual Meeting. A condition precedent to the obligation of Alarmguard to consummate the Merger is the approval and adoption of the Restated Charter Proposals.

VOTING AT THE ANNUAL MEETING; RECORD DATE

    Only holders of record of shares of Triton Common Stock at the close of business on the Record Date will be entitled to vote at the Annual Meeting. As of the close of business on the Record Date, there were 21,553,502 shares of Triton Common Stock outstanding (without giving effect to the Reverse Stock Split) and entitled to vote, held of record by approximately 1,500 stockholders. Each share of Triton Common Stock entitles the holder to one vote. The holders of the Triton Public Warrants are not entitled to vote.

    The holders of a majority of the shares of Triton Common Stock issued and outstanding and entitled to vote at the Annual Meeting, present in person or by proxy, will constitute a quorum at the Annual Meeting. Duly executed, unmarked proxies will be included in determining whether a quorum is present.

    Votes cast in person or by proxy at the Annual Meeting will be tabulated by the inspectors of election appointed for the Annual Meeting, who will determine whether or not a quorum is present. With respect to approval of the Merger and the issuance of the Merger Shares, the Restated Charter Proposals and the 1997 Stock Incentive Plan, votes may be cast for, against or as abstentions. Abstentions will be counted for purposes of determining the total votes cast on the matter for which such abstention is noted. Broker/ dealers who hold their customers' shares in street name, may, under the applicable rules of the exchange and other self-regulatory organizations of which the broker/dealers are members, sign and submit proxies for such shares and may vote such shares on routine matters, which, under such rules, typically include the election of directors, but broker/dealers may not vote such shares on other matters, which typically include transactions related to mergers, including the issuance of shares in connection therewith, without specific instructions from the customer who owns such shares. Proxies signed and submitted by broker/dealers which have not been voted on certain matters as described in the previous sentence are referred to as "broker non-votes." Broker non-votes on a particular matter are not deemed to be shares present and entitled to vote on such matter. Abstentions and broker non-votes will have the effect of a negative vote on the Merger and the Restated Charter Proposals, because such proposals require the affirmative vote of a majority of the outstanding shares of Triton Common Stock. Abstentions and broker non-votes will have no effect on the election of the nominees to the Triton Board and the 1997 Stock Incentive Plan, because such proposals require the affirmative vote of a majority and a plurality, respectively, of the votes cast at the Annual Meeting. See "--Vote Required."

    Each Triton stockholder who signs and returns a proxy in the form enclosed with this Proxy Statement/ Prospectus may revoke the same at any time prior to its use by giving notice of such revocation in writing to the Secretary of Triton, by signing and returning a later dated proxy, or by voting in person at the Annual Meeting. Unless so revoked, the shares of Triton Common Stock represented by each such proxy will be voted at the Annual Meeting. Presence at the meeting of a stockholder who has signed a proxy does not alone revoke that proxy.

    Triton will bear the cost of soliciting proxies for the Annual Meeting. Triton will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding the soliciting material to beneficial owners of stock. Proxies are being solicited primarily by mail, but officers and regular employees of Triton may also solicit proxies personally, by telephone or by special letter.

    If the accompanying proxy card is properly signed and returned to Triton prior to the Annual Meeting and not revoked, it will be voted in accordance with the instructions contained therein. IF NO INSTRUCTIONS ARE GIVEN, THE PERSONS DESIGNATED AS PROXIES IN THE ACCOMPANYING PROXY CARD WILL VOTE FOR (I) THE ADOPTION OF THE MERGER AGREEMENT AND THE APPROVAL OF THE ISSUANCE OF THE MERGER SHARES; (II) THE RESTATED CHARTER PROPOSALS; (III) THE ELECTION OF THE NOMINEES TO THE TRITON BOARD; AND (IV) THE APPROVAL OF THE 1997 STOCK INCENTIVE PLAN.

    The Triton Board is not currently aware of any matters other than those referred to herein which will come before the Annual Meeting. If any other matter arising from the conduct of the meeting should be properly presented at the Annual Meeting for action, the persons named in the accompanying proxy card will vote the proxy in their own discretion unless such authorization is withheld.

VOTE REQUIRED

    The consummation of the Merger is conditioned on, among other things, (i) the adoption of the Merger Agreement and approval of the issuance of the Merger Shares and (ii) the adoption and approval of the Restated Charter Proposals by stockholders of Triton at the Annual Meeting. Although Delaware law and the Triton Charter do not require Triton to obtain stockholder approval of the Merger or the issuance of the Merger Shares, Triton stockholders must approve such issuance in order to comply with requirements of the AMEX (on which the Triton Common Stock is listed) because the issuance of the Merger Shares will result in an increase in the shares of Triton Common Stock outstanding of more than 20%. Triton stockholders must approve the 1997 Stock Incentive Plan in order to comply with the requirements of AMEX because it will authorize the issuance of more than 5% of the outstanding Triton Common Stock in any one year. Assuming a quorum consisting of at least a majority of all outstanding shares of Triton Common Stock is present at the Annual Meeting, the adoption of the Merger Agreement and issuance of the Merger Shares, and the Restated Charter Proposals will be approved upon receipt of the affirmative vote of at least a majority of the outstanding shares of Triton Common Stock, and the adoption of the 1997 Stock Incentive Plan will be approved upon the receipt of the affirmative vote of at least a majority of the votes cast at the Annual Meeting. The affirmative vote of a plurality of the votes cast at the Annual Meeting is required for the election of the nominees to the Triton Board. As of the close of business on March 13, 1997, directors and executive officers of Triton, together with their affiliates, as a group owned 3.9% of the issued and outstanding shares of Triton Common Stock. Triton has been informed that each of its directors and officers currently intends to vote his shares of Triton Common Stock in favor of the adoption of the Merger Agreement and issuance of the Merger Shares, the Restated Charter Proposals, the election of the nominees to the Triton Board and the 1997 Stock Incentive Plan. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF TRITON COMMON STOCK."

    THE TRITON BOARD HAS APPROVED AND ADOPTED, AND RECOMMENDS A VOTE FOR, THE FOLLOWING PROPOSALS: (I) THE ADOPTION OF THE MERGER AGREEMENT AND THE ISSUANCE OF THE MERGER SHARES; (II) THE ADOPTION OF THE RESTATED CHARTER PROPOSALS; (III) THE ELECTION OF THE NOMINEES TO THE TRITON BOARD; AND (IV) THE ADOPTION OF THE 1997 STOCK INCENTIVE PLAN.

          PROPOSAL 1: THE MERGER AND THE ISSUANCE OF THE MERGER SHARES

GENERAL

    The discussion in this Proxy Statement/Prospectus of the Merger and the Merger Agreement's principal terms is qualified in its entirety by reference to the Merger Agreement, which is attached to this Proxy Statement/Prospectus as Appendix A.

EFFECTIVE TIME

    As promptly as practicable after the satisfaction or waiver of the conditions to the Merger, the Merger will be consummated by the filing of a certificate of merger as contemplated by the DGCL, together with any required related certificates, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL.

CONVERSION OF SHARES

    At the Effective Time, the holders of shares of Alarmguard Common Stock and Alarmguard Preferred Stock (other than shares owned by Triton, Merger Sub or any other direct or indirect wholly-owned subsidiary of Alarmguard or Triton, shares held in treasury by Alarmguard and shares held by holders who have properly perfected their appraisal rights under Delaware law) will receive an aggregate of approximately 2,877,368 shares of Triton Common Stock (which excludes approximately 46,003 shares of Triton Common Stock that will be issuable to the holders of the Assumed Options upon the exercise thereof). The Merger Shares will be allocated among the Alarmguard stockholders as follows: (i) the shares of Alarmguard Common Stock will be converted into approximately 874,683 shares of Triton Common Stock at the Common Stock Conversion Ratio; (ii) the shares of Alarmguard Series A Preferred Stock, together with all dividends thereon that have accrued and remain unpaid through January 31, 1997, will be converted into approximately 752,649 shares of Triton Common Stock at the Series A Preferred Stock Conversion Ratio; and (iii) the shares of Series B Preferred Stock , together with all dividends thereon that have accrued and remain unpaid through January 31, 1997, will be converted into approximately 1,250,036 shares of Triton Common Stock at the Series B Conversion Ratio.

    The Merger Agreement provides that dividends on the Alarmguard Preferred Stock that have accrued and remain unpaid from February 1, 1997 through the Effective Time will be paid at the consummation of the Merger in cash by Triton to the holders of the Alarmguard Preferred Stock as of such time. Any such payment will have no effect on the conversion of the Alarmguard Preferred Stock. The Merger Agreement provides that Triton will not be obligated to pay any amount in excess of $140,000 of such accrued and unpaid dividends. It is not expected that the aggregate of such payments will exceed $140,000 on or before the date of the Merger. If the Merger is consummated, any accrued and unpaid dividends on the Alarmguard Preferred Stock in excess of $140,000 would become the obligation of Holdings. If the Merger is not consummated, any such dividends would remain the obligation of Alarmguard. No fractional shares of Triton Common Stock will be issued in the Merger. In lieu of any such fractional securities, each holder of Alarmguard Common Stock or Alarmguard Preferred Stock who would otherwise have been entitled to a fraction of a share of Triton Common Stock will be paid an amount in cash, rounded to the nearest cent, determined by multiplying (x) the average closing price per share of Triton Common Stock on the AMEX for the ten trading days immediately preceding the second business day prior to the Effective Time by (y) the fractional interest to which such holder otherwise would be entitled.

BACKGROUND OF THE MERGER

    EVENTS FOLLOWING TRITON'S EMERGENCE FROM BANKRUPTCY. Triton is a holding company which historically conducted business through a number of operating subsidiaries in various industries. Triton emerged from bankruptcy proceedings under Chapter 11 in June 1993 with operating control of six subsidiaries and a significant equity interest in a seventh company. Triton announced in August 1993 a plan to realize value for its stockholders over a relatively short period of time in the form of either cash or securities which, in the opinion of Triton's management, would be liquid and fairly valued given the underlying assets. A number of transactions have occurred since 1993 consistent with this strategy. See "DESCRIPTION OF TRITON."

    In December 1995, Triton completed a significant special distribution to its stockholders consisting of $32 million in cash ($1.57 per outstanding share of Triton Common Stock) and 1.3 million shares of common stock of Metromedia, the successor company to The Actava Group Inc. ("Actava"), following a four-party merger completed in November 1995. The value of the shares of Metromedia common stock at the time of the distribution amounted to $19.6 million ($0.97 per outstanding share of Triton Common Stock). See "DESCRIPTION OF TRITON."

    TRITON AFTER THE DECEMBER 1995 DISTRIBUTION. Following the December 1995 distribution, Triton had no consolidated operations but owned 49% of the common stock of Mission West, a publicly-traded real estate company, 450,000 shares (with a face value of $3.6 million) of Series A Convertible Preferred Stock of Ridgewood, a diversified real estate company, and 100% of the outstanding stock of La Jolla Insurance Co., Limited ("La Jolla"), a non-operating Bermuda captive insurance company. See "TRITON MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Background and Recent Developments."

    During late 1995, the Triton Board held extensive discussions to determine and evaluate various strategic alternatives by which to maximize the value of Triton and its assets. Based upon these discussions, Triton began to search in early 1996 for a prospective merger partner which would be able to benefit both from becoming a "public company" (i.e., a corporation with a class of securities registered under the Exchange Act) by merging with Triton and from having access to Triton's existing capital resources. The Triton Board determined that the desired merger partner should have a compelling business strategy, a successful operating history, a capable management team and excellent prospects for growth. In view of the wide variety of factors, the Triton Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the foregoing factors or determine that any factor was of particular importance.

    In December 1995, Triton retained Patricof to assist with identifying and evaluating merger candidates. Patricof was selected by Triton based on Patricof's qualifications, expertise and reputation as well as Patricof's investment banking relationship and familiarity with Triton. Patricof, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for estate, corporate and other purposes.

    As an alternative to a merger, Triton also considered, and reviewed with its financial advisor, pursuing a plan of liquidation under which one or more additional distributions would be made to Triton stockholders. However, due to the costs of liquidation relative to the amount of liquidating distributions that could be made to Triton's stockholders, the amount of time that a portion of the liquidation proceeds would have to be held in reserve in order to satisfy both known and unknown claims that might be made against Triton, and the potentially greater value that could be achieved in a merger, the liquidation alternative was not attractive to Triton.

    From January 1996 through August 1996, Triton's management and legal and financial advisors reviewed several potential business combination opportunities for Triton, all involving privately-held companies. All of the opportunities that were seriously considered were to be structured as stock-for-stock transactions whereby Triton would issue a specified number of new shares of Triton Common Stock, the number of such shares depending on the assessment of the relative values of the merger candidate and Triton, to the private stockholders of the merger candidate. The Triton Board met and discussed the various opportunities eight times during this time period, with all members present at each meeting, and the material opportunities and issues considered by the Triton Board are summarized below.

    On January 17, 1996, the Triton Board, with all members present including Michael E. Cahr, Richard R. Tartre, Michael M. Earley and John C. Stiska, held a regularly scheduled meeting via a telephone conference with its legal and financial advisors in attendance. Triton's management, including Mr. Earley and Mark G. Foletta, and financial advisors reviewed and discussed two initial merger candidates, including a consumer electronics technology company and a financial services company. At this meeting, Triton's management and legal and financial advisors indicated that they would continue to investigate the particular attributes of each of these companies. On February 22, 1996, the Triton Board, with all members present including Messrs. Cahr, Tartre, Earley and Foletta (who was appointed to the Triton Board effective as of February 1, 1996), held a regularly scheduled meeting via a telephone conference with its legal and financial advisors in attendance. At this meeting, Triton's management, including Messrs. Earley and Foletta, and financial advisors recommended that Triton terminate its review of the consumer electronics technology company primarily because of valuation issues combined with that company's limited operating history, but indicated that a review of the financial services company was ongoing. Triton's management and financial advisors also reviewed certain additional potential merger candidates with the Triton Board, including a life insurance company. On March 20, 1996, the Triton Board, with all members present, held a regularly scheduled meeting with its legal and financial advisors in attendance. Triton's management, including Messrs. Earley and Foletta, and financial advisors indicated that Triton was continuing to review several opportunities, but the focus was on the financial services company and the life insurance company.

    On April 25, 1996, the Triton Board, with all members present, held a regularly scheduled meeting via a telephone conference with its legal and financial advisors in attendance. At this meeting, Triton's management, including Messrs. Earley and Foletta, and financial advisors recommended that Triton terminate its discussions with the financial services company due primarily to issues regarding the management needs of that company and unresolved accounting and auditing issues. Triton's management and financial advisors indicated that the review of the life insurance company was continuing, including a detailed review of the company's business plan and a valuation of the business. On May 23, 1996, the Triton Board, with all members present, held a regularly scheduled meeting via a telephone conference with its legal and financial advisors in attendance. Triton's management, including Messrs. Earley and Foletta, and financial and legal advisors indicated that they had completed a significant amount of due diligence on the insurance company, including the engagement of an insurance consultant to review certain attributes of the company and the insurance industry, and that Triton had also requested additional information from the insurance company to further support its business plan.

    On June 27, 1996 and July 25, 1996, the Triton Board, with all members present, held meetings via telephone conferences with its legal and financial advisors in attendance. Triton's management, including Messrs. Earley and Foletta, reported at these meetings that, while discussions had not yet terminated with the life insurance company, Triton's financial advisors were beginning to revisit the market for other potential prospects to consider for a business combination with Triton.

    On August 27, 1996, the Triton Board, with all members present, held a regularly scheduled meeting via a telephone conference with its legal and financial advisors in attendance. Triton's management, including Messrs. Earley and Foletta, reported that discussions with the life insurance company had terminated primarily as a result of Triton's concerns over valuation issues and uncertainty regarding the company's ability to execute its business plan. At this meeting, Triton's management and financial advisors reported the development of an opportunity with Alarmguard (which was brought to Triton's attention by Patricof, as discussed below), including a review of the alarm monitoring industry in general and the business strategy of Alarmguard in particular.

    NEGOTIATIONS BETWEEN TRITON AND ALARMGUARD. Triton was initially introduced to Alarmguard in March 1996 by Patricof. While there was interest in a merger transaction, it was mutually determined in April 1996 that the consummation of such a transaction at such time would be premature in light of Alarmguard's then ongoing evaluation of its alternatives to financing its growth plan. Triton and Alarmguard began discussions concerning a possible merger in early August 1996, after Alarmguard's management and Board had concluded that such a transaction was an attractive financing strategy. These discussions concerned the form in which a merger would be accomplished and the principal terms thereof. On August 16, 1996 and August 27, 1996, Russell R. MacDonnell and David Heidecorn met with Mr. Earley and thereafter each party began to conduct preliminary due diligence into the businesses, assets, liabilities, prospects and personnel of the other.

    On September 12, 1996, the Alarmguard Board, with all members present, including Messrs. MacDonnell and Heidecorn, Stuart L. Bell, Wiley T. Buchanan III, Ronald V. Davis, Stephen L. Green, Patrick J. Herbert and Thomas W. Janes, held a regularly scheduled meeting via a telephone conference. At the meeting, Messrs. MacDonnell and Heidecorn reviewed the terms of the proposed business combination with Triton as contained in the draft of the letter of intent then still under negotiation, as well as the Proposed Acquisition of Protective Alarms. After a discussion of the terms of the proposed business combination with Triton, the Alarmguard Board authorized Alarmguard's management to proceed with negotiations with respect to the proposed business combination with Triton and the letter of intent, with final approval thereof to be delegated to a subcommittee of the Alarmguard Board composed of Messrs. Green, Bell and Janes. Messrs. Green and Janes were appointed because of their status as representatives of Alarmguard's largest stockholders and Mr. Bell was chosen for his business expertise.

    On September 19, 1996, the Triton Board, with all members present, held a regularly scheduled meeting at the offices of Alarmguard in Orange, Connecticut. The Triton Board reviewed Triton's normal operations and then spent the majority of the meeting discussing the proposed merger with Alarmguard, including the terms of a proposed letter of intent. Representatives of Patricof presented an extensive analysis of the proposed transaction, including: characteristics of the alarm monitoring business, such as its size, growth rate, fragmentation, low penetration, capital requirements and competition; Alarmguard's strategy of acquisition and internal growth; and valuation analyses to assist the Triton Board in determining whether to proceed with further negotiations with Alarmguard. In addition, Messrs. MacDonnell and Heidecorn, Gregory J. Westhoff, Joseph J. Monachino and Peter M. Rogers were invited for a portion of the meeting to make a presentation. In this presentation, the Alarmguard executives discussed their business background and experience, and Mr. MacDonnell led a discussion regarding the alarm monitoring business in general and Alarmguard's business strategies and prospects in particular. At the conclusion of the meeting, the Triton Board authorized Triton management to execute the letter of intent upon successful negotiation of certain remaining open issues with Alarmguard, including issues raised by certain preferred stockholders of Alarmguard with regard to carryover preferred status (which was unacceptable to Triton) and the terms of the refinancing of Alarmguard's existing subordinated indebtedness.

    On September 20, 1996, the Alarmguard Board, with all members present, held a special meeting via a telephone conference to consider the proposed merger with Triton as well as an unsolicited offer from another corporation. After discussion of the various weaknesses of such unsolicited offer, in particular with respect to price and ability to finance the transaction, the Alarmguard Board discussed the terms of the letter of intent with respect to the proposed Merger and reviewed the course of the negotiations with Triton. The Alarmguard Board also considered an alternative suggestion that the terms of the proposed business combination with Triton include provisions for a class of preferred stock into which the Alarmguard Preferred Stock would be converted upon consummation of the Merger. After noting that such a suggestion had already been discussed with and rejected by Triton, the Alarmguard Board voted, with Mr. Janes dissenting, to authorize Alarmguard management to execute the letter of intent in the form presented to it.

    On September 23, 1996, a letter of intent (the "Letter of Intent") was executed whereby it was agreed that Alarmguard would be merged with and into Triton or with a wholly-owned subsidiary of Triton, such that Triton would be the surviving corporation of such merger, thereby allowing both Triton and Alarmguard to benefit from Triton's status as a public corporation and the listing of the Triton Common Stock on the AMEX. The Letter of Intent provided that Triton's stockholders would own 40% and Alarmguard's stockholders would own 60% of Triton after the business combination, and that the transaction would be subject to the negotiation of a definitive agreement, completion of documentation, due diligence and other customary conditions, and would be subject to the affirmative vote of the stockholders of both Triton and Alarmguard.

    On October 1, 2 and 3, 1996, Mr. Foletta, along with a representative of Triton's financial advisor, met with Messrs. MacDonnell, Heidecorn, Monachino and Rogers in Orange, Connecticut, and conducted due diligence with respect to Alarmguard. In early October 1996, representatives of Triton's legal counsel also visited Alarmguard's Orange, Connecticut offices and conducted due diligence with respect to Alarmguard. On October 15, 1996, Mr. Heidecorn met with Messrs. Earley and Foletta in San Diego to discuss the terms of the Merger. On October 16, 1996 and on October 23, 1996, representatives of Alarmguard's legal counsel conducted preliminary due diligence at Triton's San Diego headquarters. In the course of due diligence, the parties exchanged business and legal materials, including (with respect to Triton) public filings with the Commission and (with respect to both parties) non-public financial, tax and legal information contained in material generated by the parties in the ordinary course of business. Such non-public material included (i) organizational documents of Alarmguard, including its certificate of incorporation and by-laws;
(ii) descriptions of the respective businesses of Triton and Alarmguard, including corporate data sheets listing the respective subsidiaries, officers, directors and ownership structure of Triton and Alarmguard and overviews of their respective businesses; (iii) various purchase, sale and merger agreements, including those entered into by Alarmguard in connection with its acquisition of portfolios of subscriber accounts from other alarm companies (see "DESCRIPTION OF ALARMGUARD -- The Acquisition Program"); (iv) tax returns, including those of Triton and Alarmguard for 1995, 1994 and 1993; (v) audited and internal financial statements, including those of Alarmguard for the years ended December 31, 1995, 1994 and 1993; and (vi) operating cash forecasts, including those prepared by Triton management and Alarmguard management through fiscal 1997 and fiscal 2001, respectively.

    In mid-October 1996, Messrs. Heidecorn and Earley, along with a representative of Triton's financial advisor, attended a security industry trade show and a security industry conference sponsored by certain financial institutions.

    On October 24, 1996, the Triton Board, with all members present, held a regularly scheduled meeting via a telephone conference. Triton's management, including Messrs. Earley and Foletta, and financial and legal advisors reviewed the status of the Alarmguard transaction including discussion of ongoing legal, accounting and business diligence and the draft Merger Agreement prepared by Triton's legal counsel.

    On November 6 and 7, 1996, Mr. Foletta, along with Triton's legal representatives, met with Messrs. MacDonnell and Heidecorn along with Alarmguard's financial and legal representatives in New York to discuss various terms of the proposed business combination between Triton and Alarmguard relating to appraisal rights, registration rights, severance benefits, the terms of the New Notes as contained in the Agreement in Principle, and the New Credit Facility.

    On November 12 and 13, 1996, members of Alarmguard's legal representatives met with Messrs. Earley and Foletta and Triton's legal representatives in San Diego to discuss due diligence issues and perform further due diligence at Triton's San Diego office. On November 22, 1996, Messrs. MacDonnell and Heidecorn along with Alarmguard's legal representatives met via a telephone conference call with Messrs. Earley and Foletta and Triton's legal representatives to review the status of the due diligence then being conducted and to discuss a preliminary time table for finalizing the Merger Agreement and the related agreements. Due diligence continued through the end of November and early December 1996. During this time, Triton and Alarmguard, and their respective financial and legal advisors, continued to exchange business and legal materials in accordance with their respective due diligence requirements.

    On December 9, 1996, the Alarmguard Board, with all members present, met via a telephone conference in a special meeting. At this meeting, Messrs. MacDonnell and Heidecorn, together with Alarmguard's legal advisors, reviewed with the Alarmguard Board the status of Alarmguard's licensing arrangement with Southern New England Telecommunications Corporation ("SNET"), before turning to a consideration of the Merger Agreement and related agreements, various financial and legal aspects of the transaction including results of material due diligence relating to the proposed Merger, and other matters described below under "--Recommendation of the Alarmguard Board; Reasons for the Merger." After discussion and consideration, the Alarmguard Board approved (i) the Merger Agreement in its then present form subject only to resolution of certain issues relating to registration rights, and the forms of the exhibits thereto and (ii) the terms of the Agreement in Principle with respect to the New Notes. The approval of the Merger Agreement and forms of the exhibits thereto on behalf of Alarmguard was of no consequence to approval of such agreements on behalf of Triton by the Triton Board.

    In mid-December 1996, Triton and its financial advisors initiated discussions with Alarmguard concerning adjustment of the proposed equity split between Triton and Alarmguard's stockholders, based upon favorable developments relating to values of certain Triton assets, including the receipt by Triton of a $3.1 million cash dividend from La Jolla and an increase in the quoted market value of Triton's investment in Mission West from $5.2 million at September 19, 1996 to $7.3 million at December 12, 1996. On December 12, 1996, the Triton Board, with all members present, met via a telephone conference. The majority of the meeting was devoted to the Alarmguard transaction, particularly the equity allocation between the Triton and Alarmguard stockholders based upon those recent developments. Representatives of Patricof discussed material previously provided to the directors which contained an analysis indicating potential allocation of ownership between Triton and Alarmguard stockholders pro forma for the Merger based on a comparison of (i) the equity value of Triton, as indicated by Triton management's estimate of the fair market value of Triton's assets at December 31, 1996 less the estimated fair market value of liabilities at December 31, 1996, and (ii) the equity value of Alarmguard implied by the application of a market multiple to Alarmguard's estimated MRR at December 31, 1996. Following discussions, the Triton directors concluded that management's recommendations to secure 43% of the combined company's equity for Triton stockholders was appropriate. On December 13, 1996, Triton's and Alarmguard's representatives agreed that Triton's stockholders would own 43% of the combined company's equity with Alarmguard's stockholders owning 57% of the combined company's equity, based on the increase in Triton's relative value. Discussions continued regarding certain remaining matters.

    On December 17, 1996, the Triton Board met in New York, with all members present in person other than Mr. Tartre who participated via telephone. At the meeting, the Triton Board and Triton's legal and financial advisors reviewed the status of the Alarmguard transaction, including the remaining issues on the transaction documents.

    On December 21, 1996, the Triton Board met in New York with its legal and financial advisors, with all members present in person other than Mr. Tartre who participated via telephone. At this meeting, the Triton Board unanimously approved the Merger Agreement, the Merger and the issuance of the Merger Shares and determined that the Merger is in the best interests of Triton and its stockholders and recommended that the Triton stockholders vote for approval of the Merger. The Triton Board also approved the forms of the other documents and agreements relating to the Merger, including the (i) Restated Charter and Restated By-Laws, (ii) 1997 Stock Incentive Plan and (iii) Registration Rights Agreement, Severance Agreements and TGM Management Agreement, and recommended that the Triton stockholders vote for the matters set forth in clauses (i) and
(ii). At the meeting, Patricof delivered its fairness opinion described below under "--Opinion of Financial Advisor to Triton."

    Messrs. Earley and Foletta did not participate in the discussions or vote on the TGM Management Agreement because of their respective interests in such agreement. See "PROPOSAL 1: THE MERGER AND THE ISSUANCE OF THE MERGER SHARES--Interests of Certain Persons in the Merger." The TGM Management Agreement was initially presented to the Triton Board in September 1996 in connection with preliminary discussions regarding the Merger. In the course of negotiating the Merger, Alarmguard and Triton determined that the services of Triton management would be necessary in connection with the completion of the Merger and to assist Alarmguard in the ongoing management of Triton's remaining assets and liabilities and the transition of Alarmguard into a public company due to Triton management's experience with Triton's assets and historical operations. The parties subsequently negotiated the agreement's terms concurrently with their negotiations of the broader terms of the Merger.

Triton believes that the TGM Management Agreement is on terms no less favorable than could be received from disinterested third parties.

    On December 23, 1996, the Alarmguard Board met in a special meeting via a telephone conference. At this meeting, the Alarmguard Board, with all members present in person or, in the case of Mr. Davis, by proxy, unanimously approved the (i) Merger Agreement, together with the exhibits thereto, (ii) Lock-up Agreement, (iii) Restated Charter and Restated By-Laws, (iv) 1997 Stock Incentive Plan, and (v) Registration Rights Agreement, Severance Agreements and TGM Management Agreement and authorized Alarmguard management to execute the Merger Agreement, the Lock-up Agreement and certain other documents and agreements to which Alarmguard will be a party relating to the Merger.

    On December 23, 1996, the Merger Agreement was executed by Triton, Merger Sub and Alarmguard.

RECOMMENDATION OF THE TRITON BOARD; REASONS FOR THE MERGER

    On December 21, 1996, the Triton Board unanimously approved the Merger Agreement, the Merger and the issuance of the Merger Shares, determined that the Merger is in the best interests of Triton and its stockholders and recommended that the stockholders of Triton vote FOR the approval of the Merger.

    Upon careful consideration, the Triton Board concluded that the best way to maximize the prospects of enhancing stockholder value over the long-term would be to merge Triton with another entity that is well-managed, has significant prospects for future growth, and would benefit from Triton's existing capital resources, its standing as a public company and the existing trading market on the AMEX for the Triton Common Stock. In the opinion of the Triton Board, the Merger fits within these parameters.

    Based on the foregoing, the Triton Board has, subject to the requisite stockholder approval, approved the Merger in order to realize what the Triton Board believes to be the greatest possible stockholder value currently obtainable by Triton and to provide Triton's stockholders with an attractive long-term investment. In determining that the Merger is fair to and in the best interests of Triton and its stockholders, the Triton Board considered and analyzed a number of factors, including the following:

        1. The long-term potential of Alarmguard's business, including its prospects of expansion, management expertise, facility capacity, and the dynamics of the alarm monitoring industry. In analyzing Alarmguard's potential, the Triton Board also considered the benefits to Alarmguard's growth prospects of Triton's existing capital resources, its status as a public company and the existing trading market on the AMEX for the Triton Common Stock.

        2. The terms and conditions of the Merger Agreement, including the fact that Triton's stockholders would, upon the consummation of the Merger, own approximately 43% of Holdings Common Stock, while Alarmguard's stockholders would own approximately 57% of such stock.

        3. The value of Triton in the event that the Merger is not consummated. In analyzing this factor, the Triton Board considered the alternative merger partners reviewed by Triton and its advisors (as discussed under "--Background of the Merger--Triton After the 1995 Distribution"), the possibility of identifying another attractive prospective merger partner and negotiating terms as beneficial to Triton and its stockholders as those set forth in the Merger Agreement, and, in the event that the aforesaid could not be accomplished, the liquidation value of Triton (estimated to be approximately $15.1 million, as discussed under "--Opinion of Financial Advisor to Triton--Liquidation Analysis of Triton").

        4. The fact that the Triton Common Stock will remain outstanding and traded on the AMEX upon the consummation of the Merger, and that the issuance of shares to Alarmguard's stockholders as part of the Merger should eventually increase the public float and the trading market for the Triton Common Stock, thereby increasing the liquidity of the Triton Common Stock and enhancing stockholder value.

        5. The financial presentations of Patricof, and Patricof's oral opinion that the Merger is fair, from a financial point of view, to the holders of Triton Common Stock. Also, the condition to Triton's obligation to consummate the Merger that Patricof reaffirm its fairness opinion as of the Effective Time.

        6. The fact that, by approving the Merger, Triton's stockholders would in effect be making an investment in Alarmguard, and that such an investment poses various risks related to the security alarm monitoring business and to Alarmguard's financial condition and results of operations (including those set forth under "RISK FACTORS") that are not currently inherent in an investment in Triton.

    The foregoing discussion addresses all of the material factors considered by the Triton Board in connection with its evaluation of the Merger. In view of the wide variety of factors, the Triton Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Triton Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

RECOMMENDATION OF THE ALARMGUARD BOARD; REASONS FOR THE MERGER

    On December 23, 1996, the Alarmguard Board, with all members present in person or by proxy, unanimously approved the Merger Agreement, determined that the Merger is in the best interests of Alarmguard and its stockholders and recommended that the stockholders of Alarmguard vote FOR the approval of the Merger at the special meeting of Alarmguard stockholders to be held for the purpose of approving the Merger. Upon careful review, the Alarmguard Board determined that the Merger would contribute to its objective of maximizing stockholder value by giving Alarmguard the opportunity to utilize the cash resources of Triton and to expand its financing under the New Credit Facility, available upon consummation of the Merger, which would enable Alarmguard to continue the growth of its business through acquisitions and the Direct Marketing Program. Additionally, the listing of the Holdings Common Stock on the AMEX would provide Alarmguard with an alternative to consummating future acquisitions with cash and will provide Alarmguard's stockholders with a public market for their holdings. The foregoing discussion addresses all of the material factors considered by the Alarmguard Board in connection with its evaluation of the Merger. In making its recommendation, the Alarmguard Board based its position on the totality of the information presented to and considered by it and did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the foregoing factors or determine that any factor was of particular importance.

OPINION OF FINANCIAL ADVISOR TO TRITON

    On December 21, 1996, Patricof delivered its oral opinion to the Triton Board, which it subsequently confirmed in writing as of the date of this Proxy Statement/Prospectus (the "Patricof Fairness Opinion"), to the effect that, as of the date of such opinion, the Merger is fair, from a financial point of view, to the holders of Triton Common Stock. The summary description of the Patricof Fairness Opinion set forth herein is qualified in its entirety by reference to the full text of such opinion, a copy of which is attached as Appendix B to this Proxy Statement/Prospectus. Holders of Triton Common Stock are urged to read the Patricof Fairness Opinion in its entirety for further information as to the assumptions made, matters considered and other aspects of the review by Patricof.

    Patricof's opinion does not constitute a recommendation to any Triton stockholder as to how such stockholder should vote with respect to the Merger. Patricof was not requested to opine as to, and its opinion does not address, Triton's underlying business decision to proceed with or effect the Merger.

    BASIS OF FAIRNESS OPINION; SCOPE OF REVIEW

    In arriving at its opinion, Patricof reviewed public information regarding Triton, including: Triton's Form 10-K for the fiscal year ended March 31, 1996; Triton's Form 10-Q for the quarter ended September 30, 1996; and this Proxy Statement/Prospectus. Patricof reviewed non-public information regarding Triton, including Triton management's estimate of the value and timing of realizations from the disposal of its assets and the liquidation of its liabilities. Patricof reviewed non-public information regarding Alarmguard, including: Alarmguard's audited financial statements for the fiscal years ended December 31, 1994 and 1995, and the management letters accompanying these audits; unaudited interim financial statements for the three- and nine-month periods ended September 30, 1996; debt agreements; acquisition files related to historical acquisitions; and projected financial statements prepared by Alarmguard. Patricof also reviewed publicly available information regarding the security alarm monitoring industry and Alarmguard's competition. Patricof relied on the information described above as well as information obtained in conversations with Triton and Alarmguard management.

    Patricof relied upon and assumed without independent verification the accuracy and completeness of all information about Triton and Alarmguard that Patricof reviewed. With respect to the pro forma financial statements and projections, Patricof assumed that such pro forma financial statements and projections had been prepared on bases reflecting the best currently available estimates and judgments of the management of Triton and Alarmguard as to expected future performance, including potential future acquisitions of alarm monitoring customers. Patricof did not assume any responsibility for the information or forecasts provided to it. Patricof relied upon assurances of Triton and Alarmguard management that they are unaware of any facts that would make the information or forecasts provided to Patricof incomplete or misleading. Patricof did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Triton and Alarmguard. Patricof's opinion was necessarily based upon financial market, economic and other conditions as they existed on, and could be evaluated as of, the date of its investigation.

    In addition, Patricof compared certain financial data of Alarmguard with various other companies whose securities are publicly traded, reviewed the historical prices and trading volumes of the Triton Common Stock and, as further discussed below, conducted such other financial studies, analyses and investigations as it deemed appropriate for purposes of its opinion, including consideration of the value of Triton and Alarmguard based on comparative company, comparative transaction, liquidation and discounted cash flow valuation methods.

    In rendering its opinion, Patricof performed valuation analyses which compared the value contributed by Triton and Alarmguard in the Merger with the percentage ownership ascribed to the stockholders of each entity. In addition, Patricof performed analyses which compared the value of Triton with the value of Triton's share of the combined entity, pro forma for the Merger ("Newco").

    Patricof expressed no opinion as to the prices at which Triton Common Stock may trade following the consummation of the Merger.

    METHODOLOGY

    The following is a summary of the analyses undertaken by Patricof in rendering the Patricof Fairness Opinion. This summary does not purport, however, to be a complete description of the analyses underlying the Patricof Fairness Opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances at hand. Accordingly, a fairness opinion is not readily susceptible to summary description.

    In valuing the equity of Alarmguard, Patricof considered (i) Alarmguard's market focus, growth opportunities, and competition; (ii) Alarmguard's earnings capacity and predictability of earnings; (iii) the value of comparative private market transactions ("Comparative Transaction Analysis of Alarmguard"); and (iv) the value of comparative public companies ("Comparative Company Analysis of Alarmguard").

    In valuing the equity of Triton, Patricof considered (i) the value of Triton's tangible and intangible assets and liabilities ("Liquidation Analysis of Triton"); and (ii) the market value of the Triton Common Stock ("Market Value of Triton").

    In valuing the equity of Newco, Patricof considered the discounted cash flow projected for Newco ("Discounted Cash Flow Analysis of Newco").

    MARKET FOCUS, GROWTH OPPORTUNITIES, AND OPERATING RESULTS OF ALARMGUARD

    Alarmguard has focused on providing residential security alarm monitoring services to customers in the eastern United States. Its strategy is to grow through the consolidation of smaller security alarm monitoring companies and through internal generation of new subscribers.

    Patricof observed that Alarmguard experienced compound annual revenue growth of 37% for the period 1993 to 1995. Revenue was $10.7 million in 1993 and $20.2 million in 1995. Adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") increased from $2.0 million in 1993 to $3.3 million in 1995. Alarmguard had revenue and Adjusted EBITDA (as defined below) of $22.9 million and $4.1 million, respectively, for the twelve months ended September 30, 1996.

    COMPARATIVE COMPANY ANALYSIS OF ALARMGUARD

    Patricof selected companies comparative to Alarmguard based on the following criteria: (i) companies primarily engaged in providing security alarm monitoring services; (ii) companies that were not the subject of an ancillary transaction (e.g., going private transactions); (iii) companies with significant trading volume; and (iv) companies doing business primarily in the United States. The application of these criteria resulted in three comparative companies: ADT, Holmes Protection Group, Inc. ("Holmes"), and Protection One, Inc. ("Protection One").

    Patricof compared the characteristics and operating results of Alarmguard with those of the comparative companies across a number of criteria to determine Alarmguard's position relative to the comparative companies. These criteria included: (i) number of subscribers; (ii) aggregate MRR and MRR growth; (iii) profitability, as represented by Adjusted EBITDA (as defined below) divided by total revenues; (iv) leverage, as represented by total net debt divided by Adjusted EBITDA and total net debt divided by MRR; (v) liquidity, as represented by the current ratio and other analytical ratios; (vi) recurring revenue per subscriber; and (vii) the cost of generating new subscribers. Alarmguard incurs significantly greater expenses for accounting purposes than Protection One, as Protection One generally obtains new subscribers through acquisitions under its dealer program and is therefore able to capitalize the cost of acquiring new customer accounts, while Alarmguard expenses a portion of the cost of obtaining new subscriber accounts as it generates a significant number of new accounts through its Direct Marketing Program. For this reason, the results of Alarmguard have been adjusted to present EBITDA adjusted to remove Direct Marketing Program revenues and add back Direct Marketing Program expenses during the period ("Adjusted EBITDA"). Investor appraisal ratios used herein have been calculated based on Adjusted EBITDA.

    Based on this comparison, Patricof applied a range of investor appraisal ratios of 45 to 55 times MRR to the operating statistics of Alarmguard. Patricof relied primarily on values based upon MRR due to Alarmguard's stage of growth. Alarmguard has not yet achieved sufficient recurring revenue to fully benefit from the economies of scale available in the security alarm monitoring business, but Alarmguard management projects that it will do so over the next several years. As a result, MRR is the most appropriate measure of value at this stage of Alarmguard's growth. The range of equity value based on this analysis was discounted to reflect the lack of marketability of Alarmguard Common Stock, resulting in a range of equity value of $17.9 million to $28.2 million attributable to Alarmguard stockholders.

    COMPARATIVE TRANSACTION ANALYSIS OF ALARMGUARD

    Based on an analysis of the ten pending or completed private market transactions in the security alarm monitoring industry for which data was available (of a total of 26 private market transactions reviewed), Patricof observed that alarm monitoring companies have recently been sold at multiples ranging from 33.6 to 61.4 times MRR, with an average multiple of 47.3 times MRR. Of the eight completed transactions, data was publicly available for three, as follows: the purchase of Metrol Security Services, Inc. by Protection One for $30.7 million (61.4x MRR); the purchase of Alert Centre Inc. (West) by Protection One

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
for $18.5 million (33.6x MRR); and the purchase of Alert Centre Inc. by ADT for $121.9 million (34.8x MRR). The two pending transactions reviewed were the $3.6 billion bid by Western Resources, Inc. for the stock of ADT (49.0x MRR) and the announced purchase of Westinghouse Security Systems by Western Resources Inc. for $425 million (53.1x MRR). In addition, Patricof reviewed five completed transactions for which data was not publicly available, but was obtained through private sources. These transactions included the purchase of Automated Security Holdings by ADT; the purchase of Security Communications by Centennial Power; the purchase of Intercap and National Guardian by Ameritech Corporation; and the purchase of Kertz Security by Republic Industries Inc. With the exception of Metrol Security Services, all five companies with less than $1.0 million of MRR were purchased at MRR multiples between 33.6x and 41.0x. The three companies with $2.8 million to $9.0 million of MRR were purchased at MRR multiples between 33.9x and 47.5x. The two pending acquisitions were at multiples of 49.0x and 53.1x, with MRR of $73.8 million and $8.0 million, respectively. Based on Alarmguard's relatively large size (in comparison to the five companies with under $1.0 million of MRR) and its concentrated subscriber base, Patricof assumed a range of transaction multiples of 40 to 45 times MRR and calculated a range of Alarmguard equity value of $13.0 million to $18.3 million after removing an estimate of the premium for control implicit in private market sale transactions.

    LIQUIDATION ANALYSIS OF TRITON

    Triton management projected the timing and net amount of cash realized in an orderly liquidation of its assets and satisfaction of its liabilities, including costs related to dissolving Triton as a corporate entity, over the period November 30, 1996 through September 30, 1997. Patricof calculated the present value of projected cash dividends to stockholders using a discount rate of 17.7%, equal to the Ibbotsen mean small company stock return, 1926 to 1995. (The mean small company stock return 1926-1995, as published in the STOCKS, BONDS, BILLS AND INFLATION 1996 YEARBOOK by Ibbotsen Associates, is a generally accepted statistical reference source in the investment banking industry and was considered a more appropriate discount rate than a cost of equity calculated using the capital asset pricing model because of the low volume of trading in Triton Common Stock.) This liquidation analysis resulted in an equity value of Triton of $15.1 million. In its liquidation analysis, Paticof relied on Triton management's estimates of the value and timing of realizations from the disposal of Triton's assets and the liquidation of its liabilities. Patricof reviewed Triton management's estimates, and, on the basis of Patricof's experience and familiarity with Triton and its assets, found no reason to depart from Triton's estimates.

    Triton has net operating and capital loss carryforwards ("NOLs") which totaled $47 million and $120 million, respectively, at September 30, 1996. The NOLs expire between 2001 and 2010 and, due to a previous ownership change, have a combined annual limitation of $2.4 million. In a liquidation, Triton is not projected to use these NOLs as the tax basis of its assets exceeds the projected liquidation values. If Triton were to sell its assets at liquidation value to a tax-paying buyer, such a buyer would be limited in the annual utilization of the NOL. It is unlikely that a buyer would pay full value for Triton's assets and full value for potential tax savings. In addition, Alarmguard is not expected to be able to use the tax carryforwards. As a result of all these factors, no incremental value was assigned to Triton's NOL position in this analysis.

    MARKET VALUE ANALYSIS OF TRITON

    Patricof considered the trading history of Triton Common Stock. The recent trading history of Triton Common Stock has been influenced by the announcement of the Merger. For the 20 trading days prior to the announcement of the Merger, Triton Common Stock had an average closing price of $0.671 per share, which implied an aggregate fully diluted value of $14.8 million for the holders of Triton Common Stock. Because Triton's share price prior to the announcement of the Merger does not reflect material subsequent positive developments at Triton, Patricof relied upon the liquidation value approach in its analysis of the Merger.

    DISCOUNTED CASH FLOW ANALYSIS OF NEWCO

    Patricof based its discounted cash flow analysis on base case projections prepared by Alarmguard management. Alarmguard management also provided assumptions used in the upside and downside case projections. The upside case projections assumed compound annual revenue growth of 39% from 1996 to 2001, as compared to 26% in the base case. This resulted in adjusted EBITDA in 2001 of $53.5 million in the upside case, as compared to $30.5 million in the base case. The downside case projections assumed compound annual revenue growth of 15% from 1996 to 2001, resulting in adjusted EBITDA in 2001 of $16.9 million. Alarmguard's free cash flow to equity from 1997 through 2001 was discounted to the present assuming the infusion of $14.5 million of equity capital at December 31, 1996. A terminal value was calculated based on a terminal multiple of nine times projected EBITDA in the year 2001, and then reduced by the projected amount of net debt at December 31, 2001, to reach a terminal equity value. The terminal equity value as used in this analysis is the projected value available to common stockholders in the year 2001. The value of the discounted free cash flow to equity was added to the discounted terminal equity value to obtain an equity value for Alarmguard. This analysis was performed on a base case, a downside case and an upside case at a range of discount rates reflecting a range of estimated Alarmguard cost of equity of 20% to 30%.

    In the base case, the free cash flow to equity for the years 1997 to 2001 was as follows: ($14.3) million in 1997, ($1.5) million in 1998, no measurable cash flow in 1999 or 2000 and ($2.6) million in 2001. The terminal equity value in 2001 was $167.1 million, calculated as nine times projected 2001 adjusted EBITDA of $30.5 million less net debt of $107.8 million at 2001 year end. At a 20% discount rate, the equity value of Newco was calculated by adding the discounted value of free cash flow of ($15.3) million to the discounted terminal equity value of $67.1 million to reach an equity value of $51.9 million. The equity values of Newco at 25% and 30% discount rates were $40.0 million and $30.7 million, respectively.

    In the upside case, the free cash flow to equity from 1997 to 2001 was as follows: ($14.1) million in 1997; ($1.7) million in 1998; $0.1 million in 1999; ($0.1) million in 2000; and ($2.3) million in 2001. The terminal equity value in 2001 was $296.5 million, calculated as nine times projected 2001 adjusted EBITDA of $53.5 million less net debt of $184.8 million at 2001 year end. At a 20% discount rate, the equity value of Newco was calculated by adding the discounted value of free cash flow of ($15.2) million to the discounted terminal equity value of $119.2 million to reach an equity value of $104.0 million. The equity values of Newco at 25% and 30% discount rates were $82.5 million and $65.6 million, respectively.

    In the downside case, the free cash flow to equity from 1997 to 2001 was as follows: ($14.5) million in 1997; no measurable cash flow 1998; ($9.0) million in 1999; ($0.3) million in 2000; and $0.3 million in 2001. The terminal equity value in 2001 was $65.6 million, calculated as nine times projected 2001 adjusted EBITDA of $16.9 million less net debt of $86.7 million at 2001 year end. At a 20% discount rate, the equity value of Newco was calculated by adding the discounted value of free cash flow of ($19.0) million to the discounted terminal equity value of $26.4 million to reach an equity value of $7.4 million. The equity values of Newco at 25% and 30% discount rates were $3.3 million and $0.2 million, respectively.

    The equity value available to the initial stockholders of Newco (i.e., the stockholders immediately following the assumed equity infusion at December 31, 1996 of $14.5 million) was obtained by adjusting for the impact of dilution caused by financings during the projected period. An expected value analysis of the three cases resulted in a range of equity value of $26.2 million to $43.3 million after removing an estimate of the premium for control implicit in discounted cash flow analysis.

    CONCLUSION

    The range of equity value attributable to Alarmguard stockholders is estimated at $15.5 million to $23.3 million, and the value attributable to Triton stockholders is estimated at $15.1 million. Based on these values, the contribution of Alarmguard to the Merger is between 51% and 61% of the combined value of Triton and Alarmguard, and the contribution of Triton is between 49% and 39% of this value. The ownership of Triton security holders pro forma for the Merger is approximately equal to 43%, which is within the contribution percentage range presented above. In addition, the estimated $15.1 million of Triton represents between 35% and 58% of the discounted cash flow value for Newco. The 43% ownership of Triton's security holders is within that range. As a result of the analyses described above, it is Patricof's opinion, as of the date of this Proxy Statement/Prospectus, that the Merger is fair, from a financial point of view, to the holders of Triton Common Stock.

    The summary of these analyses does not purport to be a complete description of Patricof's analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances, and therefore such an opinion and the related analyses are not readily susceptible to summary description. In its analyses, Patricof made numerous assumptions with respect to industry performance, general business, regulatory and economic conditions and other matters, many of which are beyond the control of Triton, Alarmguard and Patricof. Any estimates contained therein are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than such estimates, because such estimates are inherently subject to uncertainty. Furthermore, in arriving at its fairness opinion, Patricof did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Patricof believes that its analyses must be considered as a whole and that considering any portions of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the opinion.

    Patricof is a nationally recognized investment banking firm and is continually engaged in the valuation of businesses in connection with restructurings, mergers and acquisitions, private placements, leveraged buyouts, fairness opinions and valuations for estate, corporate and other purposes.

    Patricof has served as financial advisor to Triton since October 19, 1993. Tiger Lilly, which includes certain officers, directors and employees of Patricof, owns, without giving effect to the Reverse Stock Split, 150,000 shares of Triton Common Stock and currently exercisable warrants to purchase 500,000 shares of Triton Common Stock at $0.50 per share. In December 1995, Triton retained Patricof specifically to assist it in developing and evaluating proposals from potential acquirors, acquisition candidates and merger partners. Pursuant to that engagement, Triton has paid Patricof a retainer of $50,000 and will pay to Patricof a success fee upon the completion of the Merger of $300,000. In addition, on September 16, 1996, Triton engaged Patricof as financial advisor to the Triton Board with respect to the fairness of the Merger to holders of Triton Common Stock. Under that engagement, Triton will pay to Patricof a fee of $75,000 upon delivery of Patricof's written opinion. A substantial portion of Patricof's compensation for the services rendered by it in connection with the Merger is contingent upon consummation of the Merger. Consequently, Patricof may be deemed to have a conflict of interest in rendering its fairness opinion with respect to the fairness of the Merger to holders of Triton Common Stock. The Triton Board believes that the fees payable to Patricof with respect to the Merger are typical of fees payable to financial advisors generally in corporate merger and acquisition transactions and that any conflict of interest that may be deemed to exist as a result of the contingent nature of Patricof's compensation would not preclude Patricof from rendering independent and objective advice.

ALARMGUARD FINANCING

    NEW CREDIT FACILITY

    Pursuant to the Commitment Letter, the Bank of Boston has committed to provide the Borrower, upon consummation of the Merger, up to $60 million under the New Credit Facility.

    GENERAL. The Commitment Letter contemplates that the New Credit Facility will be a senior secured revolving credit facility (the "Revolver") converting to a five-year term loan two years after the closing of the New Credit Facility (the "Conversion Date"). All or a portion of the loans outstanding under the New

Credit Facility will bear interest based, at the option of the Borrower, at a floating rate equal to either (i) the greater of (x) First National Bank of Boston's base rate and (y) the Federal Funds effective rate plus 0.5% per annum, plus, in either case, the applicable margin of 1.5% per annum; or (ii) the Eurodollar rate, plus the applicable margin (which would have been 3% as of March 13, 1997). As of March 13, 1997, the Eurodollar rate, plus the applicable margin, would have been approximately 8.5625%. A commitment fee of 0.5% per annum will be due on the daily average unused portion of the Revolver, payable monthly in arrears. The availability of loans under the Revolver will be limited to an amount equal to a 22.5x multiple of MRR.

    REPAYMENT. The loans under the New Credit Facility will be required to be repaid in equal quarterly installments equal to the following percentages (for the applicable year) of the amount outstanding under the New Credit Facility on the Conversion Date: year three: 15%; year four: 20%; year five: 20%; year six:
20%; and year seven: 25%.

    PREPAYMENTS. Optional prepayments will be permitted to be made without the payment of any premium or penalty. The following amounts will constitute mandatory prepayments: (i) proceeds from the issuance of any additional indebtedness; (ii) 50% of excess cash flow after the Conversion Date; and (iii) proceeds from the sale of MRR outside of the ordinary course of business in excess of $100,000 per year unless such proceeds are reinvested in MRR within 120 days of any such sale.

    SECURITY AND GUARANTIES. The loans and other obligations under the New Credit Facility will be secured by a first lien on all the tangible and intangible personal property of the Borrower and its subsidiaries, and a pledge of the capital stock of AG Holdings, Inc., the direct subsidiary of SSH, the Borrower, the Borrower's existing or future subsidiaries and of a certain promissory note evidencing all indebtedness due to the Borrower from SSH and all security, if any, therefor, and will be guaranteed by Holdings, SSH and by any other intermediate subsidiaries of Holdings or SSH.

    COVENANTS. The New Credit Facility will contain covenants customary for transactions of this type, including restrictions that, among other things, impose limitations on the Borrower and its subsidiaries with respect to (i) the nature of its business; (ii) the incurrence of indebtedness; (iii) the incurrence, creation and maintenance of liens; (iv) investments; (v) dividends;
(vi) the sale or disposition of assets; and (vii) transactions with affiliates. In addition, the New Credit Facility will require, among other things, that, as of certain dates and for certain periods, the Borrower maintain the following ratios: (a) a ratio of consolidated senior debt to MRR not to exceed 22.5 to 1.0; and (b) a ratio of consolidated total debt to MRR not to exceed 30.0 to 1.0; and certain other financial covenants.

    The New Credit Facility will permit the Borrower to create additional MRR through the Direct Marketing Program provided that all costs and expenses related thereto are properly identified and segregated for accounting purposes in a manner satisfactory to the Agent. The New Credit Facility will (i) without the approval of the lenders, permit acquisitions subsequent to the Proposed Acquisition with aggregate consideration of up to $2.5 million, provided that the company being acquired is in the same line of business as the Borrower and that prior to and after giving effect to any such acquisition, all covenants are being complied with and there is no default or event of default; and (ii) with the approval of 66 2/3% of the lenders, permit acquisitions subsequent to the Proposed Acquisition with aggregate consideration of over $2.5 million. The consummation of the Proposed Acquisition will not require the consent of the lenders under the New Credit Facility.

    EVENTS OF DEFAULT. The New Credit Facility will provide for events of default customary in facilities of these types, including, among others: (i) nonpayment of principal or interest; (ii) breach by the Borrower of any affirmative or negative covenants; (iii) any misrepresentation by the Borrower;
(iv) cross default with respect to other agreements or obligations of the Borrower; and (v) certain defaults relating to bankruptcy, insolvency, the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and judgments, with customary limitations and time periods.

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
    CONDITIONS PRECEDENT. Consummation of the transactions contemplated by the Commitment Letter is subject to the satisfaction or waiver of a number of conditions precedent customary for facilities of these types, including but not limited to: (i) a minimum capital contribution by Holdings to Borrower of $14 million at closing of the New Credit Facility; (ii) the conversion of the Alarmguard Common Stock into Triton Common Stock in connection with the Merger upon the terms previously disclosed to and approved by the Agent; (iii) the completion of due diligence in scope and determination satisfactory to the Agent; (iv) the negotiation, execution and delivery of definitive documentation to evidence and secure the New Credit Facility; (v) the making of all necessary filings and recordings and all other necessary and appropriate action to perfect the lenders' security interest in the collateral; (vi) no occurrence of a material adverse change in the financial condition, business or prospects of the Borrower or its subsidiaries; (vii) the receipt and satisfactory review of a collateral report, to be commissioned by the Agent, of the Borrower to update the accuracy of existing MRR; (viii) a review satisfactory to the Agent of its customary environmental due diligence relative to the Merger; (ix) the truth and correctness of each of the representations and warranties of the Borrower; (x) no occurrence and continuance of a default or event of default; and (xi) payment in full of all fees required to be paid at closing.

    In addition, pursuant to the Agreement in Principle, the New Subordinated Noteholders have agreed, subject to the terms thereof, to purchase the New Notes in an aggregate principal amount of approximately $4.6 million. The proceeds of such sale will be used to refinance Alarmguard's existing subordinated debt. See "--Interests of Certain Persons in the Merger--Refinancing of SSH's Existing Subordinated Debt."

    BRIDGE NOTE

    As contemplated by the Merger Agreement, on February 10, 1997, SSH executed the Bridge Note payable to Triton establishing a line of credit in the amount of up to $1.5 million, and on that date borrowed $500,000 thereunder. The Bridge
Note is available to Alarmguard for borrowings through April 30, 1997 absent an event of default thereunder. The Bridge Note is due on the Maturity Date and is subordinate in right of payment to the Credit Facility but senior in right of payment to the Debentures. In the event that the closing of the Merger occurs on or prior to the Maturity Date, the entire principal amount of the Bridge Note then outstanding, together with all accrued interest, will be repaid in full. The Bridge Note is subject to an interest rate of 11% per annum payable in arrears on the first business day of each month beginning April 1, 1997. In conjunction with the issuance of the Bridge Note, Alarmguard and Triton entered into a Letter Agreement dated February 10, 1997, confirming that (i) the Bridge Note constituted the bridge financing of up to an aggregate of $1.5 million (the "Bridge Financing") contemplated by Section 4.01 of the Merger Agreement and
(ii) amounts outstanding under the Bridge Note are to be included in any calculation of the $16 million minimum cash balance of Triton required as a condition to the Merger Agreement. The Bridge Note contains restrictions on SSH's ability to (w) incur additional indebtedness or liens, (x) declare or pay dividends, (y) engage in non-arms' length affiliate transactions or (z) effect a sale of Alarmguard. Each of Triton and Alarmguard believes that the Bridge Note is on terms no less favorable than are available from an unaffiliated third party.

RESALE OF HOLDINGS COMMON STOCK

    All Merger Shares received by Alarmguard stockholders in the Merger will be freely transferable except that shares received by persons who are deemed to be "affiliates" (as such term is used in Rules 144 and 145 promulgated under the Securities Act) of Alarmguard prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 (or Rule 144 in case of such persons who become affiliates of Triton) or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Triton or Alarmguard generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of such party as well as principal stockholders of such party. The Merger Agreement requires Alarmguard to use its best efforts to cause each person who may be deemed to be an affiliate of Alarmguard to deliver to Triton on or prior to the Effective Time a written agreement to the effect that such person will not offer

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
or sell or otherwise dispose of any of the Merger Shares issued to such person pursuant to the Merger except pursuant to an effective registration statement or in compliance with Rule 145 or an exemption from registration under the Securities Act.

THE REGISTRATION RIGHTS AGREEMENT

    The Merger Agreement provides that, as a condition to the closing of the Merger, Triton is required to enter into the Registration Rights Agreement, which will provide for certain "demand" and "piggyback" rights to the Holders with respect to the Registrable Securities. Collectively, the Holders will own (assuming the exercise of the Patricof Warrants) approximately 2,100,622 shares of Holdings Common Stock. Pursuant to the Registration Rights Agreement, any Requesting Demand Holder (as defined below) may make a written demand of Holdings to effect the registration of all or part of the Registrable Securities owned by them (the "Demand Request"). Holdings will not be required to take any action if, among other things, (i) the Demand Request is made within six months after the closing of the Merger; (ii) two demand registrations have been previously effected by Triton on behalf of such Requesting Demand Holder; (iii) Holdings has completed a public offering of Holdings Common Stock for its own account pursuant to a registration statement within the 120-day period next preceding such Demand Request which permitted such Requesting Demand Holder to register Registrable Securities; (iv) Holdings has completed a public offering of Holdings Common Stock pursuant to a registration statement filed pursuant to a request of any Holder other than a Requesting Demand Holder within the 120-day period next preceding the Demand Request; (v) Holdings has completed a public offering of Common Stock pursuant to a registration statement filed pursuant to a prior request of the Requesting Demand Holder within the 180-day period next preceding the current Demand Request; (vi) Holdings has effective a "shelf" registration statement pursuant to which the Requesting Demand Holder can dispose of its Registrable Securities in the manner requested; or (vii) the Registrable Securities requested to be registered have a then current market value of less than $3.0 million unless such Demand Request is for all the remaining Registrable Securities held by the Requesting Demand Holder and the then current market value of such remaining Registrable Securities is greater than $700,000. "Requesting Demand Holder" means, at any time, each of the Canaan Entities and Triumph and their respective successors and permitted assigns which hold Registrable Securities representing at such time at least a majority (by number of shares) of the Registrable Securities held by all Holders within each such Demand Holder group. Holdings will be required to file the registration statement within 60 business days of exercise of any demand right. Holdings will not be required to effect a registration during certain "blackout periods," not to exceed 60 days, during which the Holdings Board has determined in good faith that such registration and distribution of Registrable Securities (i) could materially impair or delay a pending transaction; or (ii) would require disclosure of confidential information; provided that Holdings will not obtain a blackout period more than twice in any 12 month period if the effect of a second blackout period would be to twice defer any Requesting Demand Holder(s) in such period, other than in each such case that a normal deferral is required prior to the public release of quarterly financial results of Holdings.

    If Holdings seeks to register, in a proposed public offering for its own account or for the account of any holder of Holdings Common Stock (other than pursuant to a registration statement on Form S-4 or Form S-8 or any successor form under the Securities Act, or filed in connection with an exchange offer or an offering of securities solely to existing stockholders or employees of Holdings), any Holdings Common Stock while the Registration Rights Agreement is in effect, the Holders will have the right to request that Holdings include any or all of their Registrable Securities in the proposed offering. Holdings must provide each Holder with at least 20 business days' notice prior to the filing of the registration statement. Such notice must specify the approximate date on which Holdings proposes to file such registration statement and advise the Holder of its right to have any or all of its Registrable Securities included in the registration. A Holder, in a written request given to Holdings within 15 days after such Holder's receipt of written notice from Holdings, may include its Registrable Securities in such registration statement, subject to constraints of marketability of the proposed offering, as determined in good faith by the lead managing underwriter. In the event that marketing constraints prevent the registration of all Registrable Securities requested to be registered, such Registrable Securities will be registered, to the extent marketable, on a pro rata basis.

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
    If requested in writing by the managing underwriters in an underwritten registration (i) no Holder of Registrable Securities will effect any public sale or distribution of such securities during the seven days prior to and the 120 days after the effective time of any underwritten registration by Holdings, unless the managing underwriters of the registered public offering agree; and
(ii) Holdings (x) will not effect any public sale or distribution of Holdings Common Stock during the seven days prior to and the 120 days after the effective time of any underwritten registration with respect to Registrable Securities pursuant to the Registration Rights Agreement in which any Holder is a selling stockholder (except as part of such underwritten registration or pursuant to registrations on Forms S-4 or S-8 or any successor form), unless the managing underwriters of the registered public offering otherwise agree, and (y) will use all reasonable efforts to cause each holder of at least 5% (on a fully-diluted basis) of its equity securities, or any securities convertible, exchangeable or exercisable for or into such securities, to agree not to effect any public sale or distribution of any such securities during such period (except as part of such underwritten registration, if otherwise permitted), unless the managing underwriters of the registered public offering otherwise agree.

    In registering Registrable Securities, Holdings will use its reasonable best efforts to, among other things, make relevant filings with the Commission, provide appropriate notices and necessary disclosures to requesting parties, and customarily required warranties and representations to underwriters.

    Each Holder will pay all underwriting discounts, commissions, transfer taxes and documentary stamp taxes related to the Registrable Securities offered for sale by such Holder as well as the fees and disbursements of its counsel (other than counsel representing the Holders as a group). All other fees and expenses in connection with the registration of Registrable Securities, including the reasonable fees and expenses of counsel representing the Holders as a group, will be borne by Holdings.

    Holdings will agree to indemnify the Holders and the prospective underwriters of registrations of Registrable Securities for liabilities for material misstatements and omissions, other than any material misstatements or omissions based on information provided by the Holders, included in the registration statement. Likewise, each Holder will agree to indemnify Holdings, all the Holders or any underwriter for liabilities for material misstatements and omissions made in the registration statement in reliance on information provided to Holdings by such Holders, subject to certain limitations. To the extent that indemnification from an indemnifying party is unavailable, contribution will also be available, with certain limitations, to any of the above parties in relation to relative fault.

THE LOCK-UP AGREEMENT

    Pursuant to the Lock-up Agreement, the Lock-up Stockholders have agreed that, during the term of the Lock-up Agreement, they will not (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other agreement with respect to the transfer, pledge, assignment or other disposition of any Alarmguard Common Stock or Alarmguard Preferred Stock owned by such Lock-up Stockholder (the "Lock-up Shares"); (ii) enter into any voting agreement with respect to any Lock-up Shares; (iii) engage in certain activities relating to business combinations involving Alarmguard other than the Merger; or (iv) otherwise take any action inconsistent with the Merger Agreement or that would prevent any condition precedent to the Merger from being satisfied at or prior to the Effective Time. The Lock-up Stockholders have also agreed promptly to notify Alarmguard if any Acquisition Proposal is made to any Lock-up Stockholder.

    The Lock-up Stockholders have further agreed that, at all times prior to the Effective Time, the Lock-up Stockholders will collectively continue to own and exercise voting rights with respect to the Lock-up Shares. In addition, the Lock-up Stockholders have agreed that at any meeting of the stockholders of Alarmguard, and in any action by written consent of the stockholders of Alarmguard, they will (i) vote the Lock-up Shares in favor of the Merger and the Merger Agreement, and (ii) vote the Lock-up Shares against any action or agreement which would result in a breach of any covenant, representation or warranty of Alarmguard under the Merger Agreement. The Lock-up Stockholders have also agreed to revoke any previous proxies or consents with respect to the Lock-up Shares or any other voting securities of Alarmguard.

    In accordance with the Lock-up Agreement, at the Effective Time, Triton and certain of the Lock-up Stockholders will enter into the Registration Rights Agreement. See "--The Registration Rights Agreement." In addition, at or prior to the Effective Time, each Lock-up Stockholder has agreed to execute, at or prior to the Effective Time, an affiliate agreement (the "Affiliate Agreement") substantially in the form of an exhibit attached to the Merger Agreement.

    The Lock-up Agreement was executed on December 23, 1996, and will terminate at the earlier of the Effective Time or the termination of the Merger Agreement. If neither of these events occur before April 15, 1997, the Lock-up Agreement will terminate on April 15, 1997, unless the parties to the Merger Agreement have not terminated the Merger Agreement, in which event the Lock-up Agreement will expire no later than April 30, 1997.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    SEVERANCE, MANAGEMENT AGREEMENTS. As a condition to Alarmguard's obligation to effect the Merger, Triton is required to enter into the Severance Agreements as of the Effective Time with the following senior management executives of
Alarmguard: Russell R. MacDonnell, who is expected to become Chairman, President and Chief Executive Officer of Holdings, David Heidecorn, who is expected to become Chief Financial Officer and Executive Vice President of Holdings, and Gregory J. Westhoff, who is expected to become Vice President of Holdings. The Severance Agreements will provide benefits to the Executives in the event of their resignation for "good reason," termination without "cause," or their termination or resignation for any reason after a "change in control." These agreements will replace certain employment, severance and non-compete agreements currently in existence between each such person and Alarmguard. In addition, in connection with the Merger, Triton will, prior to the Effective Time, enter into the TGM Management Agreement with TGM, a management company to be formed by Michael M. Earley who is currently a member of the Triton Board and upon consummation of the Merger is expected to become a member of the Board of Directors of Holdings, and Mark G. Foletta, who is currently a member of the Triton Board. TGM will perform services in connection with ongoing management of the assets and liabilities of Holdings following the consummation of the Merger. Pursuant to the TGM Management Agreement, $300,000 will be paid to TGM by Triton upon consummation of the Merger and $20,000 will be paid to TGM by Holdings within five business days following the end of each month for the entire one-year term of the contract. See "MANAGEMENT OF HOLDINGS AFTER THE MERGER--Executive Compensation--TGM Management Agreement."

    THE 1997 STOCK INCENTIVE PLAN. As a condition to Alarmguard's obligation to effect the Merger, Triton is required to adopt (subject to stockholder approval) the 1997 Stock Incentive Plan, participants in which will include Russell R. MacDonnell, who is expected to become Chairman, President and Chief Executive Officer of Holdings, David Heidecorn, who is expected to become Chief Financial Officer and Executive Vice President of Holdings, Gregory J. Westhoff, who is expected to become Vice President of Holdings; Michael M. Earley, Michael E. Cahr and Stuart L. Bell, who are expected to become directors of Holdings; and other key management executives of Holdings. See "PROPOSAL 4: ADOPTION OF THE 1997 STOCK INCENTIVE PLAN."

    REGISTRATION RIGHTS. The Merger Agreement provides that as a condition to the closing of the Merger, Triton is required to enter into the Registration Rights Agreement, which provides that certain investors in, and executive directors and officers of, Alarmguard and Triton will have certain "demand" and "piggyback" rights to require Holdings to register all or a portion of the Holdings Common Stock owned by them. See "--The Registration Rights Agreement."

    PATRICOF ENGAGEMENT LETTER, THE PATRICOF WARRANTS. Pursuant to an engagement letter, Triton retained Patricof for a term of 12 months to be its exclusive financial advisor for the purpose of assisting Triton in developing and evaluating proposals from potential acquirors, acquisition candidates or merger partners ("Candidates"). Triton also agreed to pay Patricof (i) a non-refundable retainer of $50,000 per quarter, payable in cash on January 1, 1996 and every third month thereafter; (ii) a cash success fee of $300,000 due at closing of a transaction with any Candidate; and (iii) reimbursement for Patricof's reasonable travel expenses and other out-of-pocket expenses incurred in performance of the services under such engagement letter, including the reasonable fees and disbursements of counsel. Triton has agreed to pay Patricof $75,000 in connection with Patricof's rendering of the opinion described in "--Opinion of Financial Advisor to Triton."

    In addition, Tiger Lilly owns, without giving effect to the Reverse Stock Split, 150,000 shares of Triton Common Stock and the Patricof Warrants, which entitle it to purchase from Triton, prior to December 30, 2000, an aggregate of 500,000 shares of Triton Common Stock (the "Patricof Warrant Shares") at an initial exercise price of $0.50 per share. The exercise price and the number of Patricof Warrant Shares issuable upon the exercise of the Patricof Warrants are subject to certain anti-dilution adjustments for changes in Triton's capital stock, for the distribution of certain rights, options or warrants to all holders of Triton Common Stock, and for cash dividends and other distributions to holders of Triton Common Stock.

    REFINANCING OF SSH'S EXISTING SUBORDINATED DEBT. The New Subordinated Noteholders have agreed, subject to the terms of the Agreement in Principle, to purchase the New Notes in an aggregate principal amount of approximately $4.6 million. The proceeds of such sale will be used to refinance SSH's existing subordinated debt. See "MANAGEMENT OF HOLDINGS AFTER THE MERGER--Certain Transactions" for a discussion of SSH's existing subordinated debt. The Agreement in Principle will expire on April 15, 1997, unless extended by mutual agreement of Alarmguard and the New Subordinated Noteholders.

    The Agreement in Principle provides that the New Notes will be issued on or before April 15, 1997 (the "Fund Date"). The New Notes will pay interest at a fixed rate of 15% per annum, payable quarterly in arrears, will mature two years from the Fund Date and may be prepaid in full or in part at any time on a pro rata basis at a price equal to par plus accrued interest, without premium or penalty. The New Notes will be subordinated to the senior indebtedness of Alarmguard on substantially the same terms and conditions applicable to SSH's existing subordinated debt. The issuance of the New Notes will be subject to various conditions precedent, including without limitation, (i) the consummation of the Merger, (ii) the execution and delivery of a senior bank credit facility upon terms and conditions satisfactory to the Alarmguard Board and (iii) the satisfaction of such other conditions as may be required by the New Noteholders and which are customary for similar transactions. The Agreement in Principle obligates Alarmguard to issue the New Noteholders Warrants pro rata to the New Noteholders on the Fund Date. The New Noteholders Warrants will be exercisable for a period of five years from the Fund Date at an exercise price of $11.11 per share.

    INDEMNIFICATION. Pursuant to the Merger Agreement, Holdings will be required to indemnify Triton's existing officers and directors against any claims arising prior to the Effective Time to the fullest extent permitted under Delaware law and to maintain directors' and officers' liability insurance covering such persons for five years following the Effective Time.

    INTERESTED PARTY TRANSACTIONS. Future transactions with affiliates of Holdings, if any, will be on terms believed by Holdings to be no less favorable than are available from unaffiliated third parties. Such interested party transactions will be approved in light of the circumstances of the particular transaction and in accordance with the provisions of the DGCL applicable to interested party transactions.

LISTING OF THE MERGER SHARES ON THE AMEX

    It is a condition to each party's obligation to consummate the Merger that the Merger Shares (including shares of Triton Common Stock issuable upon exercise of the Assumed Options) be approved for listing on the AMEX, subject only to official notice of issuance. Triton has agreed to cause such shares to be so approved for listing, subject only to official notice of issuance, prior to the Effective Time. Triton has received a favorable preliminary listing eligibility opinion from the AMEX.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    GENERAL. The following is a summary description of certain material United States federal income tax consequences of the Merger and does not purport to consider all aspects of United States federal income taxation that may be relevant to a decision whether to vote in favor of approval of the Merger. The discussion is based upon the Code, applicable Treasury Regulations thereunder, judicial decisions and current administrative rulings and practices, all as in effect on the date of this Proxy Statement/Prospectus, and does not address any state, local or foreign income or other tax consequences of the Merger.

    The consummation of the Merger is conditioned upon the receipt by Alarmguard of an opinion of Ernst & Young to the effect that the Merger should be treated for federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Code. The delivery of the Tax Opinion is conditioned upon the receipt of certain representations to be made by executives of each of Alarmguard and Triton, and certain other information, data, documentation and materials as deemed necessary, none of which has been independently verified by Ernst & Young, and certain limitations set forth therein. The material representations upon which the Tax Opinion is based include the following: (i) the Merger will qualify as a statutory merger under Delaware law; (ii) in the Merger, shares of Alarmguard stock representing control of Alarmguard will be exchanged solely for voting stock of Holdings (other than cash paid in lieu of fractional shares); (iii) the fair market value of the Holdings stock and other consideration, if any, received in the Merger by each holder of Alarmguard stock will be approximately equal to the fair market value of the Alarmguard stock surrendered in the exchange; (iv) prior to the Merger, Holdings will be in control of Merger Sub; (v) Holdings has no plan or intention to reacquire any of its stock issued in the Merger; (vi) Holdings has no plan or intention to sell or otherwise dispose of any assets of Alarmguard acquired in the Merger (other than in the ordinary course of business or transfers to corporations controlled by Holdings); (vii) following the Merger, Holdings will continue the historic business of Alarmguard or use a significant portion of its historic business assets in a business; (viii) Holdings has no plan or intention to liquidate Alarmguard, to merge Alarmguard with or into another corporation, to sell or otherwise dispose of Alarmguard stock (except for transfers to corporations controlled by Holdings), or to cause Alarmguard to sell or otherwise dispose of any of its assets or any of the assets acquired from Merger Sub (except for dispositions in the ordinary course of business or transfers to a corporation controlled by Alarmguard); (ix) the management of Alarmguard knows of no plan or intention on the part of the former holders of Alarmguard stock to sell or otherwise dispose of a number of shares of Holdings stock received in the Merger that would reduce the ownership of Holdings stock by former holders of Alarmguard stock to a number of shares having a value, as of the date of the Merger, of less than 50 percent of the value of all formerly outstanding stock of Alarmguard as of that date; and (x) following the Merger, Holdings will hold at least 90 percent of the fair market value of its net assets and at least 70 percent of the fair market value of its gross assets and at least 90 percent of the fair market value of Merger Sub's net assets and at least 70 percent of the fair market value of Merger Sub's gross assets held immediately prior to the Merger.

    The Tax Opinion is based on the Code and authorities interpreting the Code as of the date of the issuance of such opinion. The Tax Opinion will not be updated for any changes to the Code or authorities interpreting the Code that may occur after the date of the issuance of such opinion and assumes that the Merger will be consummated as described herein. It should be noted that no ruling has been sought or will be sought from the IRS regarding the Merger. Neither this summary nor the Tax Opinion is binding on the

IRS, and, consequently, there can be no assurance that the IRS or a court will agree with the conclusions expressed herein or in the Tax Opinion.

    NOLS. The Merger may further limit the ability of Holdings to utilize the net operating losses of Alarmguard and Triton due to the ownership change provisions of Code Section 382. Alarmguard does not believe that this limitation will have a material adverse effect on its ability to execute its business strategy or to meet its obligations as they come due and, thus, does not believe that the limitation will have a material impact on results of operations or capital resources.

    TREATMENT OF TRITON AND ITS STOCKHOLDERS. Neither Holdings nor the existing stockholders of Triton will recognize any gain or loss as a result of the Merger. In addition, neither Merger Sub nor Alarmguard will recognize any gain or loss as a result of the Merger.

    TREATMENT OF HOLDERS OF ALARMGUARD COMMON STOCK AND ALARMGUARD PREFERRED STOCK. The following discussion is not a complete description of all of the United States federal income tax consequences of the Merger to holders of Alarmguard Common Stock and Alarmguard Preferred Stock, and, in particular, does not address all aspects of United States federal income taxation that may be relevant to a particular holder of Alarmguard Common Stock or Alarmguard Preferred Stock in light of such holder's personal investment or tax circumstances, or to a holder of Alarmguard Common Stock or Alarmguard Preferred Stock that is subject to special treatment under United States federal income tax laws (including life insurance companies, foreign persons, tax-exempt entities, financial institutions, broker-dealers, or holders who acquired Alarmguard Common Stock or Alarmguard Preferred Stock pursuant to the exercise of employee stock options or otherwise as compensation). In addition, no information is provided herein as to the tax consequences of the Merger to any holder of Alarmguard Common Stock or Alarmguard Preferred Stock who exercises appraisal rights under Section 262 of the DGCL. The discussion also assumes that Alarmguard Common Stock and Alarmguard Preferred Stock will be held as capital assets by the holders thereof at the Effective Time of the Merger. EACH HOLDER OF ALARMGUARD COMMON STOCK AND ALARMGUARD PREFERRED STOCK IS ADVISED TO CONSULT SUCH HOLDER'S OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

    The Tax Opinion is limited to certain material United States federal income tax consequences of the Merger to holders of Alarmguard Common Stock and Alarmguard Preferred Stock, which are as follows:

        (i) No gain or loss will be recognized by a holder of Alarmguard Common Stock or Alarmguard Preferred Stock upon the conversion of such holder's shares of Alarmguard Common Stock or Alarmguard Preferred Stock into the Merger Shares. A holder of Alarmguard Common Stock or Alarmguard Preferred Stock who receives cash in lieu of a fractional interest in a share of Holdings Common Stock will recognize gain or loss, which will be capital gain or loss, equal to the difference between the amount of cash received and the ratable portion of the holder's tax basis in the shares of Alarmguard Common Stock or Alarmguard Preferred Stock being converted pursuant to the Merger that is allocated to such fractional interest. A holder of Alarmguard Preferred Stock who receives cash in exchange for the right to receive dividends will recognize ordinary income to the extent of Alarmguard's and Triton's current and accumulated earnings and profits;

        (ii) The tax basis of the shares of Holdings Common Stock received by a former holder of Alarmguard Common Stock or Alarmguard Preferred Stock pursuant to the Merger in the aggregate will be the same as the holder's tax basis in the shares of Alarmguard Common Stock or Alarmguard Preferred Stock being converted pursuant to the Merger, reduced by the ratable portion of such tax basis that is allocable to any fractional interest in a share of Holdings Common Stock with respect to which cash is being received;

       (iii) The holding period of the shares of Holdings Common Stock received by a former holder of Alarmguard Common Stock or Alarmguard Preferred Stock pursuant to the Merger will include the holder's holding period with respect to the shares of Alarmguard Common Stock or Alarmguard Preferred Stock being converted pursuant to the Merger; and

        (iv) Neither Holdings nor the existing stockholders of Triton will recognize any gain or loss as a result of the Merger. In addition, neither Merger Sub nor Alarmguard will recognize any gain or loss as a result of the Merger.

APPRAISAL RIGHTS

    Stockholders of Triton have no dissenters' or appraisal rights with respect to the Merger or the issuance of the Merger Shares.

    If the Merger is consummated, a holder of record of shares of Alarmguard Common Stock or Alarmguard Preferred Stock on the date of making a demand for appraisal, as described below, who continues to hold such shares through the Effective Time, who has not voted such shares in favor of the Merger and who strictly complies with the procedures set forth under Section 262 will be entitled to have such shares appraised by the Delaware Court of Chancery under
Section 262 and to receive payment of the "fair value" of such shares in lieu of the consideration provided for in the Merger Agreement. THE STATUTORY RIGHT OF APPRAISAL GRANTED BY SECTION 262 REQUIRES STRICT COMPLIANCE WITH THE PROCEDURES SET FORTH IN SECTION 262. FAILURE TO FOLLOW ANY OF SUCH PROCEDURES MAY RESULT IN A TERMINATION OR WAIVER OF APPRAISAL RIGHTS UNDER SECTION 262.

    The following is a summary of certain of the provisions of Section 262 and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached to this Proxy Statement/Prospectus as Appendix C.

    Under Section 262, if the Merger is approved by the requisite votes, Alarmguard has advised Triton that it will, either before the Effective Time or within 10 days thereafter, notify each of the holders of shares of Alarmguard Common Stock or Alarmguard Preferred Stock entitled to appraisal rights of the approval of Alarmguard's stockholders and that appraisal rights are available for any or all of such stockholder's shares (the "Notice"). The Notice will include a copy of Section 262. The Notice may, and, if given on or after the Effective Time, must, also notify such holders of the Effective Time. If the Notice is given on or after the Effective Time, such Notice will be given by the Surviving Corporation. If the Notice did not notify such holders of the Effective Time, a second notice shall be sent in accordance with Section 262. A holder of shares of Alarmguard Common Stock or Alarmguard Preferred Stock electing to exercise appraisal rights under Section 262 must deliver a written demand for appraisal of such stockholder's shares to Alarmguard within 20 days after the date of mailing of the Notice. Such written demand must reasonably inform Alarmguard of the identity of the stockholder of record and of such stockholder's intention to demand appraisal of such stockholder's shares. All such demands should be delivered to Security Systems Holdings, Inc., 125 Frontage Road, Orange, Connecticut 06477, Attention: Corporate Secretary.

    Holders of shares of Alarmguard Common Stock or Alarmguard Preferred Stock on the date of making such written demand for appraisal who continuously hold such shares through the Effective Time are entitled to seek appraisal. Demand for appraisal must be executed by or for the holder of record, fully and correctly, as such holder's name appears on the holder's stock certificates representing shares of Alarmguard Common Stock or Alarmguard Preferred Stock. If Alarmguard Common Stock or Alarmguard Preferred Stock is owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if Alarmguard Common Stock or Alarmguard Preferred Stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a holder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such shares. Similarly, a person having a beneficial interest in shares of Alarmguard Common Stock or Alarmguard Preferred Stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized herein properly and in a timely manner to perfect such rights.

    Within 120 days after the Effective Time, Alarmguard or any stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Alarmguard Common Stock or Alarmguard Preferred Stock held by all stockholders seeking appraisal. A petitioning stockholder must serve a copy of such petition on Alarmguard. If no petition is filed by either Alarmguard or a dissenting stockholder within such 120-day period, the rights of all dissenting stockholders to appraisal shall cease. Alarmguard stockholders seeking to exercise appraisal rights should not assume that Alarmguard will file a petition with respect to the appraisal of the fair value of their shares or that Alarmguard will initiate any negotiations with respect to the fair value of such shares. Alarmguard is under no obligation to and has no present intention to take any action in this regard. Accordingly, Alarmguard stockholders who wish to see appraisal of their shares should initiate all necessary action with respect to the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. FAILURE TO FILE THE PETITION ON A TIMELY BASIS WILL CAUSE THE STOCKHOLDER'S RIGHT TO AN APPRAISAL TO CEASE.

    Within 120 days after the Effective Time, any holder of shares of Alarmguard Common Stock or Alarmguard Preferred Stock who has complied with Section 262 is entitled, upon written request, to receive from Alarmguard a statement setting forth the aggregate number of shares of Alarmguard Common Stock or Alarmguard Preferred Stock not voted in favor of the Merger and with respect to which demands for appraisal have been received by Alarmguard and the number of holders of such shares. Such statement must be mailed within 10 days after the written request therefor has been received by Alarmguard or within 10 days after expiration of the time for delivery of demands for appraisal under Section 262, whichever is later.

    If a petition for an appraisal is timely filed, at the hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and will appraise the shares of Alarmguard Common Stock or Alarmguard Preferred Stock owned by such stockholders, determining the fair value of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value. In determining fair value, the court is to take into account all relevant factors. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. The Delaware Supreme Court has also held that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

    Stockholders considering seeking appraisal should consider that the fair value of their shares determined under Section 262 could be more, the same, or less than the value of the consideration to be received pursuant to the Merger Agreement without the exercise of appraisal rights, and an investment banking opinion as to fairness from a financial point of view are not necessarily opinions as to fair value as determined under Section 262. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and assessed against the parties as such court deems equitable in the circumstances. Upon application of a stockholder, such court may order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding (including without limitation reasonable attorney's fees and the fees and expenses of experts) be charged pro rata against the value of all shares of the Alarmguard Common Stock or Alarmguard Preferred Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

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
    Any stockholder who has fully demanded appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote such Alarmguard Common Stock or Alarmguard Preferred Stock for any purpose or receive payment of dividends or other distributions on such stock, except for dividends or distributions, if any, payable to Alarmguard stockholders of record on a date prior to the Effective Time.

    An Alarmguard stockholder may withdraw a demand for appraisal and accept the terms of the Merger at any time within 60 days after the Effective Time, or thereafter may withdraw such demand with the written approval of Alarmguard. In the event an appraisal proceeding is properly instituted in the Delaware Court of Chancery, such proceeding may not be dismissed as to any stockholder without the approval of the Court of Chancery, and any such approval may be conditioned on the terms the Delaware Court of Chancery deems just.

    IN VIEW OF THE COMPLEXITY OF THESE PROVISIONS OF DELAWARE LAW, ANY STOCKHOLDER OF ALARMGUARD WHO IS CONSIDERING EXERCISING APPRAISAL RIGHTS SHOULD CONSULT HIS, HER OR ITS LEGAL ADVISOR.

ACCOUNTING TREATMENT

    Pursuant to the Merger Agreement, Alarmguard will become a wholly-owned subsidiary of Triton through the merger of Merger Sub with and into Alarmguard and the conversion and exchange of each share of Merger Sub Common Stock for one share of Surviving Corporation Common Stock, thus making Alarmguard the legal acquiree and Triton the legal acquiror. However, because pursuant to the Merger Agreement, the Alarmguard stockholders will, upon the consummation of the Merger, hold approximately 57% of the outstanding Holdings Common Stock, the Merger will be accounted for as a "reverse acquisition." Triton will therefore be designated the accounting acquiree and Alarmguard the accounting acquiror. As such, the net assets (principally cash) of Triton (the issuing company) will be recorded at net book value and the pre-Merger financial statements of Alarmguard, the accounting acquiror (i.e., the legal acquiree) will become the historical financial statements of the combined company. In addition, pre-Merger stockholders' deficiency and loss per share will be retroactively restated for the equivalent number of shares received by the accounting acquiror (Alarmguard) in the combination, with differences between the par value of the issuer's (Triton) and accounting acquiror's (Alarmguard) stock recorded as an adjustment to paid-in capital of Holdings.

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
                              THE MERGER AGREEMENT

GENERAL

    Subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Alarmguard at the Effective Time and Alarmguard will be the Surviving Corporation and will continue to be governed by the laws of the State of Delaware.

    CERTIFICATE OF INCORPORATION AND BY-LAWS. The Merger Agreement provides that the form of Amended and Restated Certificate of Incorporation of Alarmguard (the "Alarmguard Charter") and the form of By-Laws of Alarmguard (the "Alarmguard By-Laws"), as in effect immediately prior to the Effective Time, will be the Certificate of Incorporation and By-Laws of the Surviving Corporation.

    DIRECTORS AND OFFICERS. The directors of Merger Sub immediately prior to the Effective Time will be the initial directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal. The officers of Alarmguard immediately prior to the Effective Time will become the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal.

    CONVERSION OF ALARMGUARD COMMON STOCK AND ALARMGUARD PREFERRED STOCK IN THE MERGER. At the Effective Time, the holders of shares of Alarmguard Common Stock and Alarmguard Preferred Stock issued and outstanding immediately prior to the Effective Time (other than shares held by Triton, Merger Sub or any direct or indirect wholly-owned subsidiary of Alarmguard or Triton, shares held in treasury by Alarmguard and shares held by holders who have properly perfected their appraisal rights under Delaware law) together with all dividends on the Alarmguard Preferred Stock that have accrued and remain unpaid through January 31, 1997 will receive an aggregate of approximately 2,877,368 shares of Triton Common Stock (which excludes approximately 46,003 shares of Triton Common Stock issuable to the holders of the Assumed Options upon the exercise thereof). The Merger shares will be allocated among the Alarmguard stockholders as follows:
(i) shares of Alarmguard Common Stock will be converted into approximately 874,683 shares of Triton Common Stock at the Common Stock Conversion Ratio; (ii) the shares of Alarmguard Series A Preferred Stock, together with all dividends accrued and remain unpaid through January 31, 1997, will be converted into approximately 752,649 shares of Triton Common Stock at the Series A Preferred Stock Conversion Ratio; and (iii) the shares of Alarmguard Series B Preferred Stock, together with all dividends thereon that have accrued and remain unpaid through January 31, 1997, will be converted into approximately 1,250,036 shares of Triton Common Stock at the Series B Preferred Stock Conversion Ratio.

    The Merger Agreement provides that dividends on the Alarmguard Preferred Stock that have accrued and remain unpaid from February 1, 1997 through the Effective Time will be paid at the consummation of the Merger in cash by Triton to the holders of the Alarmguard Preferred Stock as of such time. Any such payment will have no effect on the conversion of the Alarmguard Preferred Stock. The Merger Agreement provides that Triton will not be obligated to pay any amount in excess of $140,000 of such accrued and unpaid dividends. It is not expected that the aggregate of such payments will exceed $140,000 on or before the date of the Merger. If the Merger is consummated, any accrued and unpaid dividends on the Alarmguard Preferred Stock in excess of $140,000 will become the obligation of Holdings. If the Merger is not consummated, any such dividends will remain the obligation of Alarmguard. No fractional shares of Triton Common Stock will be issued in the Merger. In lieu of any such fractional securities, each holder of Alarmguard Common Stock or Alarmguard Preferred Stock who would otherwise have been entitled to a fraction of a share of Triton Common Stock will be paid an amount in cash, rounded to the nearest cent, determined by multiplying (x) the average closing price per share of Triton Common Stock on the AMEX for the ten trading days immediately preceding the second business day prior to the Effective Time by (y) the fractional interest to which such holder otherwise would be entitled. In addition, the Merger

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
Agreement provides that, at the Effective Time, each share of Merger Sub Common Stock will be converted into and exchanged for one share of the Surviving Corporation Common Stock.

EFFECTIVE TIME OF THE MERGER

    As promptly as practicable after the satisfaction or waiver of the conditions to the Merger, the Merger will be consummated by the filing of a certificate of merger as contemplated by the DGCL, together with any required related certificates, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL.

REPRESENTATIONS AND WARRANTIES

    The Merger Agreement contains various representations and warranties of the parties thereto. The Merger Agreement includes the following material representations and warranties by Alarmguard as to: (i) the corporate organization, standing and power of Alarmguard and its subsidiaries; (ii) Alarmguard's capitalization; (iii) the authorization of the Merger Agreement;
(iv) the Merger Agreement's non-contravention of any provision of the Alarmguard Charter or By-Laws, law, rule, regulation, order, judgment, decree or agreement and the absence of the need (except as otherwise disclosed) for governmental or third-party consents to the Merger Agreement; (v) Alarmguard's compliance with any rule, instrument or other law, or obligation, including any permit, by which it or any of its subsidiaries are bound; (vi) the conduct of Alarmguard's business in the ordinary course and the absence of any material adverse change in the business, financial condition, results of operations, properties, assets or liabilities of Alarmguard; (vii) the absence (except as otherwise disclosed) of undisclosed liabilities or litigation; (viii) the terms, existence, operations, liabilities and compliance with applicable laws of employee benefit plans of Alarmguard and its subsidiaries, and certain other matters relating to ERISA; (ix) transactions with certain related persons; (x) certain labor matters; (xi) the accuracy of the information supplied by Alarmguard for inclusion in this Proxy Statement/Prospectus and in the Registration Statement of which this Proxy Statement/Prospectus forms a part; (xii) brokers and finders employed by Alarmguard; (xiii) restrictions on business activities; (xiv) ownership of and encumbrances affecting certain property and assets; (xv) payment of taxes by Alarmguard and its subsidiaries and other tax matters; (xvi) certain environmental matters pertaining to Alarmguard and its subsidiaries;
(xvii) the accuracy of information supplied by Alarmguard in any certificate or schedule furnished pursuant to the Merger Agreement; (xviii) Alarmguard's and its subsidiaries' ownership of and rights to use certain intellectual property;
(xix) certain insurance matters; and (xx) certain matters with respect to accounts receivable, intangible assets and inventory of Alarmguard and its subsidiaries.

    The Merger Agreement also includes the following material representations and warranties by Triton and Merger Sub as to: (i) the corporate organization, standing and power of Triton and its subsidiaries; (ii) Triton's capitalization;
(iii) the authorization of the Merger Agreement; (iv) the Merger Agreement's non-contravention of any provision of the Triton Charter or By-Laws, law, rule, regulation, order, judgment, decree or agreement and the absence of the need (except as otherwise disclosed) for governmental or third-party consents to the Merger Agreement; (v) Triton and Merger Sub's compliance with any rule, instrument or other law, or obligation, including any permit, by which either Triton or Merger Sub or any of their respective subsidiaries are bound; (vi) the accuracy of Triton's financial statements and periodic filings with the Commission; (vii) the conduct of Triton's business in the ordinary course and the absence of any material adverse change in the business, financial condition, results of operations, properties, assets or liabilities of Triton; (viii) the absence (except as otherwise disclosed) of undisclosed liabilities or litigation; (ix) the terms, existence, operations, liabilities and compliance with applicable laws of employee plans of Triton and its subsidiaries and certain other matters relating to ERISA; (x) transactions with certain related persons; (xi) certain labor matters; (xii) the accuracy of the information to be supplied by Triton for inclusion in this Proxy Statement/Prospectus and in the Registration Statement of which this Proxy Statement/Prospectus forms a part;
(xiii) restrictions on business activities; (xiv) ownership of and

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
encumbrances affecting certain property and assets; (xv) payment of taxes by Triton and its subsidiaries; (xvi) brokers and finders employed by Triton;
(xvii) certain environmental matters pertaining to Triton and its subsidiaries; (xviii) the accuracy of information supplied by Triton in any certificate or schedule furnished pursuant to the Merger Agreement; (xix) Triton's and its subsidiaries' ownership of and rights to use certain intellectual property; (xx) certain insurance matters; (xxi) the fairness opinion received by Triton from Patricof; and (xxii) the ownership, activities and assets of Merger Sub.

    The representations and warranties of each of the parties contain various customary exceptions for materiality, knowledge and previously disclosed information. The representations and warranties of each of the parties are deemed to be conditions to the Merger to the extent provided for in the Merger Agreement, but will not, with the exception of certain representations and warranties relating to, among other things, the payment of certain fees and expenses, survive the Merger.

BUSINESS OF ALARMGUARD PENDING THE MERGER

    Alarmguard has agreed that, prior to the Effective Time, except as contemplated by the Merger Agreement or as otherwise permitted by the prior written consent of Triton, Alarmguard will conduct its business and cause the businesses of its subsidiaries to be conducted in the ordinary course of business and consistent with past practice, other than actions taken by Alarmguard or its subsidiaries in contemplation of the Merger including, without limitation, (i) any action to enable Alarmguard to satisfy the covenants applicable to it as set forth in the Merger Agreement and the conditions precedent to the Merger as set forth in the Merger Agreement, (ii) any actions taken in connection with soliciting and obtaining the Bridge Financing, provided that the terms of such Bridge Financing will include no equity component, will provide for a customary bridge-loan rate of interest and other customary bridge-loan terms and the proceeds of such Bridge Financing will be used solely for working capital and general corporate purposes in the ordinary course of business, and (iii) any actions to amend or otherwise change the Alarmguard Charter so as to change the mandatory redemption date of the Alarmguard Preferred Stock from June 30, 1997 to March 31, 1998. Alarmguard shall not directly or indirectly take, or propose to take, any of the following material actions without the prior written consent of Triton:

        (a) amend or otherwise change the Alarmguard Charter or By-Laws;

        (b) except as otherwise contemplated by the Merger Agreement, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest) in Alarmguard, any of its subsidiaries or affiliates (except for the issuance of shares of Alarmguard Common Stock issuable pursuant to stock options which were outstanding on the date of the Merger Agreement);

        (c) sell, pledge, dispose of or encumber any assets of Alarmguard or any of its subsidiaries (other than (i) sales of assets in the ordinary course of business and in a manner consistent with past practice; (ii) dispositions of obsolete or worthless assets; and (iii) sales of assets not in excess of $100,000).

        (d) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock; (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock (except in connection with the Reverse Stock Split to be effected pursuant to the Restated Charter); or (iii) amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, or permit any subsidiary to purchase, repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries, including, without limitation, shares of Alarmguard Common Stock or

    Alarmguard Preferred Stock or any option, warrant or right, directly or indirectly, to acquire shares of Alarmguard Common Stock or Alarmguard Preferred Stock, or propose to do any of the foregoing;

        (e) except to enable Alarmguard to comply with its obligations under the Merger Agreement (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof; (ii) incur any indebtedness for borrowed money (other than pursuant to existing credit facilities) or issue any debt securities or assume, guarantee (other than guarantees of bank debt of the Alarmguard's subsidiaries entered into in the ordinary course of business) or endorse or otherwise as an accommodation become responsible for the obligations of any person or make any loans or advances, except in the ordinary course of business consistent with past practice; (iii) enter into or amend any material contract or agreement other than in the ordinary course of business; (iv) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $100,000 for Alarmguard and its subsidiaries taken as a whole; or (v) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by the foregoing;

        (f) increase the compensation payable or to become payable to its officers or employees, except for increases in salary or wages of, or the granting of bonuses in the aggregate amount of $350,000 to, employees of Alarmguard or its subsidiaries in accordance with past practices, or grant any severance or termination pay to, or enter into any employment or severance agreement with any director, officer (except for officers who are terminated on an involuntary basis) or other employees of Alarmguard or any of its subsidiaries, or establish, adopt, enter into or amend in any material respect any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust fund policy or arrangement for the benefit of any current or former directors, officers or employees, except, in each case, as may be required by law;

        (g) take any action to change, in any material respect, any accounting policies or procedures;

        (h) make any material tax election inconsistent with past practice or settle or compromise any material federal, state, local or foreign tax liability or agree to an extension of a statute of limitations, except to the extent the amount of any such settlement has been reserved for in the financial statements previously provided to Triton;

        (i) pay, discharge or satisfy any material claim, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities of Alarmguard;

        (j) take, or agree in writing or otherwise to take any of the actions described in the foregoing or any action which would make any of the representations or warranties of Alarmguard contained in the Merger Agreement untrue or incorrect in any material respect or prevent Alarmguard in any material respect from performing or cause Alarmguard not to perform in any material respect its covenants thereunder.

BUSINESS OF TRITON PENDING THE MERGER

    Triton has agreed that, prior to the Effective Time, except as contemplated by the Merger Agreement or as otherwise permitted by the prior written consent of Alarmguard, Triton will conduct its business and cause the businesses of its subsidiaries to be conducted in the ordinary course of business and consistent with past practice, other than actions taken by Triton or its subsidiaries in contemplation of the Merger including, without limitation, any action to enable Triton to satisfy the covenants applicable to it as set forth in the Merger Agreement and the conditions precedent to the Merger as set forth in the Merger

Agreement. Triton shall not directly or indirectly take, or propose to take, any of the following material actions without the prior written consent of
Alarmguard:

        (a) amend or otherwise change the Triton Charter or By-Laws;

        (b) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest) in Triton, any of its subsidiaries or affiliates (except for the issuance of shares of Triton Common Stock issuable pursuant to stock options and warrants which were outstanding on the date of the Merger Agreement);

        (c) sell, pledge, dispose or encumber any assets of Triton or any of its subsidiaries (other than (i) sales of assets in the ordinary course of business and in a manner consistent with past practice; (ii) dispositions of obsolete or worthless assets; (iii) sales of immaterial assets not in excess of $100,000; and (iv) as disclosed in the reports filed by Triton with the Commission);

        (d) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock; (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of in lieu of or in substitution for shares of its capital stock (except in connection with the Reverse Stock Split); or
    (iii) amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire or permit any subsidiary to purchase, repurchase, redeem or otherwise acquire any of its securities or any securities of its subsidiaries including, without limitation, shares of Triton Common Stock or any option, warrant or right, directly or indirectly, to acquire shares of Triton Common Stock, or propose to do any of the foregoing;

        (e) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof; (ii) incur any indebtedness for borrowed money (other than pursuant to existing credit facilities) or issue any debt securities or assume, guarantee (other than guarantees of bank debt of Triton's subsidiaries entered into in the ordinary course of business) or endorse or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except in the ordinary course of business consistent with past practice; (iii) enter into or amend any material contract or agreement other than in the ordinary course of business; (iv) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $100,000 for Triton and its subsidiaries taken as a whole; or (v) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by the foregoing;

        (f) increase the compensation payable or to become payable to its officers or employees, except for increases in salary or wages of, or the granting of bonuses in the aggregate amount of $50,000 to, employees of Triton or its subsidiaries in accordance with past practices, or grant any severance or termination pay to or enter into any employment or severance agreement with any director, officer (except for officers who are terminated on an involuntary basis) or other employee of Triton or any of its subsidiaries, or establish, adopt, enter into or amend in any material respect any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust fund, policy or arrangement for the benefit of any current or former directors, officers or employees, except, in each case, as may be required by law;

        (g) take any action to change, in any material respect, any accounting policies or procedures;

        (h) make any material tax election inconsistent with past practice or settle or compromise any material federal, state, local or foreign tax liability or agree to an extension of a statute of limitations, except to the extent the amount of any such settlement has been reserved for in the financial statements contained in the reports filed by Triton with the Commission prior to the date of the Merger Agreement;

        (i) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities of Triton reflected or reserved against in the financial statements contained in the reports filed by Triton with the Commission prior to the date of the Merger Agreement or incurred in the ordinary course of business and consistent with past practice; or

        (j) take, or agree in writing or otherwise to take, any of the actions described in the foregoing or any action which would make any of the representations or warranties of Triton contained in the Merger Agreement untrue or incorrect in any material respect or prevent Triton in any material respect from performing in any material respect or cause Triton not to perform in any material respect its covenants thereunder.

NO SOLICITATION

    Under the Merger Agreement, and except with respect to certain acquisitions by Alarmguard, as stipulated in the Merger Agreement, Triton and Alarmguard have agreed that prior to the Effective Time, neither Triton nor Alarmguard will directly or indirectly, through any of their respective officers, directors, employees, representatives or agents solicit or encourage the initiation of an Acquisition Proposal. Nothing contained in the Merger Agreement shall prevent the Triton or Alarmguard Board from considering, negotiating, approving and recommending to their respective stockholders a bona fide Acquisition Proposal not solicited in violation of the Merger Agreement, provided such Board determines in good faith (upon advice of independent counsel) that it is required to do so in order to discharge properly its fiduciary duties. No action by the Triton or Alarmguard Board permitted by the preceding sentence (each, a "Permitted Action") will constitute a breach of the Merger Agreement, provided that such Permitted Action will give rise to certain termination rights as set forth in the Merger Agreement.

    Triton and Alarmguard have each agreed to immediately notify the other party after receipt of any Acquisition Proposal, or any modification of or amendment to any Acquisition Proposal, or any request for nonpublic information relating to Triton or Alarmguard, as the case may be, in connection with an Acquisition Proposal or for access to the properties, books or records of Triton or Alarmguard, as the case may be, by any person or entity that informs the Board of such party that it is considering making, or has made, an Acquisition Proposal. Such notice will be made orally and in writing, will indicate whether Triton or Alarmguard, as the case may be, is providing or intends to provide the person making the Acquisition Proposal with access to information regarding such party as provided in the Merger Agreement and will include a summary of terms and identity of the parties involved.

    If the Triton or Alarmguard Board, as the case may be, receives a request for material nonpublic information by a person who makes a bona fide Acquisition Proposal, and such Board determines in good faith and upon the advice of independent counsel that it is required to cause Triton or Alarmguard, as the case may be, to act as provided in the Merger Agreement in order to discharge properly the directors' fiduciary duties, then, provided the person making the Acquisition Proposal has executed a confidentiality agreement substantially similar to the confidentiality agreement dated September 23, 1996 between Triton and Alarmguard, Triton or Alarmguard, as the case may be, may provide such person with access to information regarding such party.

    Triton and Alarmguard have agreed to immediately cease and cause to be terminated any existing discussions or negotiations with any person (other than the other party hereto) conducted heretofore with respect to any Acquisition Proposal. Triton and Alarmguard have agreed not to release any third party from the confidentiality provisions of any confidentiality agreement to which Triton or Alarmguard is a party.

    Triton and Alarmguard have agreed to ensure that their respective officers, directors and employees and any investment banker or other advisor or representative retained by them are aware of the restrictions described above.

CERTAIN OTHER COVENANTS

    Under the Merger Agreement, both Triton and Alarmguard have agreed: (a) to promptly make all filings and seek to obtain all authorizations required under all applicable laws with respect to the Merger and the other transactions contemplated by the Merger Agreement; (b) to afford access to officers, employees, counsel, accountants and other authorized representatives of the other party, during the period prior to the Effective Time, to their respective properties, books and records and, during such period, to furnish promptly to such representative all information concerning their respective businesses, properties and personnel as may reasonably be requested; (c) to give the other party prompt notice of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty contained in the Merger Agreement to be materially untrue or inaccurate; or (ii) any failure of Alarmguard, Triton or Merger Sub, as the case may be, materially to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement; (d) that each of Triton, Merger Sub and Alarmguard will use all reasonable efforts to cause the Merger to qualify, and will not (both before and after consummation of the Merger) take any actions which to its knowledge could reasonably be expected to prevent the Merger from qualifying as a reorganization under the provisions of Section 368(a) of the Code; (e) not to issue any press release with respect to the Merger or the Merger Agreement without the prior consent of the other party, which consent will not be unreasonably withheld; (f) to cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes and other fees or taxes which may become payable in connection with the transactions contemplated by the Merger Agreement that are required or permitted to be filed on or before the Effective Time; and (g) to use all reasonable efforts to establish, prior to the Effective Time, bank lines of credit for the surviving corporation in the Merger or a subsidiary thereof totaling at least $55 million. In addition, unless otherwise required under the applicable fiduciary duties of the directors of Triton, Triton has agreed to solicit from its stockholders proxies in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, the issuance of the Merger Shares, the 1997 Stock Incentive Plan and the Restated Charter Proposals and to take all other action necessary or advisable to secure the vote or consent of its stockholders to obtain such approvals. On or prior to the date of the Annual Meeting, Alarmguard has agreed to hold a stockholders meeting for the purpose of approving and adopting the Merger Agreement and the Merger, and the Alarmguard Board shall recommend and declare advisable such approval and adoption.

    Under the Merger Agreement, Triton has agreed to (i) call and hold its stockholders' meeting as promptly as practicable for the purpose of voting upon the approval of the Merger Agreement and the transactions contemplated thereby;
(ii) hold its stockholders' meeting as soon as practicable after the date on which the Registration Statement of which this Proxy Statement/Prospectus forms a part becomes effective; (iii) cause the Merger Shares to be listed, upon official notice of issuance, on the AMEX prior to the Effective Time; (iv) effect the Reverse Stock Split prior to the Effective Time; (v) take such action as is necessary to cause Russell R. MacDonnell, David Heidecorn, Michael M. Earley, Michael E. Cahr, Stuart L. Bell, Stephen L. Green and Thomas W. Janes to be elected to serve as directors of Holdings as of the Effective Time or as soon as practicable thereafter; (vi) enter into the TGM Management Agreement; (vii) enter into the Registration Rights Agreement; (viii) use all reasonable efforts to wind up and dissolve certain subsidiaries; (ix) take all necessary action to approve and submit to the Triton stockholders the 1997 Stock Incentive Plan; (x) take all necessary action to approve and submit to the Triton stockholders the Restated Charter Proposals; (xi) enter into the Severance Agreements with each of the Executives; and (xii) provide indemnification for officers and directors of Triton and its subsidiaries from and after the Effective Time.

    Under the Merger Agreement, Alarmguard has agreed to (i) use its best efforts to cause each person who may be deemed to be an affiliate of Alarmguard to deliver to Triton, prior to the Effective Time, an Affiliate Agreement; and
(ii) use all reasonable efforts to restructure, prior to the Effective Time, its existing subordinated debt substantially in accordance with the terms contained in the Agreement in Principle or on terms more favorable to Alarmguard.

CONDITIONS; WAIVERS

    CONDITIONS TO EACH PARTY'S OBLIGATIONS TO EFFECT THE MERGER. The respective obligations of Alarmguard, Triton and Merger Sub to effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions: (a) the Registration Statement of which this Proxy Statement/ Prospectus forms a part shall have been declared effective by the Commission under the Securities Act; no stop order suspending the effectiveness of the Registration Statement shall have been issued by the Commission and no proceedings for that purpose and no similar proceeding in respect of this Proxy Statement/Prospectus shall have been initiated or threatened by the Commission and all necessary approvals under state securities laws or under the Securities Act or the Exchange Act relating to the Merger Shares shall have been received;
(b) the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote of Alarmguard's stockholders and the issuance of the Merger Shares shall have been approved by the requisite vote of Triton's stockholders;
(c) the Merger Shares shall have been authorized for listing on the AMEX upon official notice of issuance; (d) there shall have been established bank lines of credit for Holdings totaling at least $55 million; (e) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; and there shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which would make the consummation of the Merger illegal; and (f) there shall not have been instituted, pending or threatened any action or proceeding (or any investigation or other inquiry that might result in such an action or proceeding) by any governmental authority or administrative agency before any governmental authority, administrative agency or court of competent jurisdiction, in either case, seeking to prohibit or limit Triton from exercising all material rights and privileges pertaining to its ownership of Holdings or the ownership or operation by Triton or any of its subsidiaries of all or a material portion of the business or assets of Alarmguard or any of its subsidiaries.

    CONDITIONS TO THE OBLIGATIONS OF TRITON AND MERGER SUB. The respective obligations of Triton and Merger Sub to effect the Merger are also subject to the satisfaction of the following additional conditions: (a) the representations and warranties of Alarmguard contained in the Merger Agreement shall be true and correct in all respects on and as of the Effective Time, except for (i) changes contemplated by the Merger Agreement; (ii) those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such date, subject to clause (iii)); and (iii) where the failure to be true and correct could not reasonably be expected to have a material adverse effect, with the same force and effect as if made on and as of the Effective Time, and Triton and Merger Sub shall have received a certificate to such effect signed by the President and the Chief Financial Officer of Alarmguard; (b) Alarmguard shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the Effective Time and Triton and Merger Sub shall have received a certificate to such effect signed by the President and the Chief Financial Officer of Alarmguard; (c) all material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by Alarmguard for the authorization, execution and delivery of the Merger Agreement and the consummation by it of the transactions contemplated thereby shall have been obtained and made by Alarmguard, except where the failure to receive such consents, etc. could not reasonably be expected to have a material adverse effect on Alarmguard or Triton; (d) Triton shall have received from Alarmguard an opinion of counsel to

Alarmguard containing the opinions set forth in an Exhibit to the Merger Agreement; (e) since the date of the Merger Agreement there shall not have been any change in the facts or circumstances that would prevent Triton from receiving an update to the Patricof Fairness Opinion dated on the date this Proxy Statement/Prospectus is mailed to Triton's stockholders or on the closing date of the Merger to the effect that, as of such dates, the Merger is fair, from a financial point of view, to the stockholders of Triton; (f) Alarmguard shall have entered into letters of intent or other agreements providing for acquisitions for cash or stock by Alarmguard of assets or stock of corporations having an aggregate of $500,000 of MRR; (g) Alarmguard shall have achieved MRR of an average of at least $1.37 million for the two months prior to the closing;
(h) Alarmguard shall have restructured its existing subordinated indebtedness on terms set forth in the Agreement in Principle or on terms more favorable to Alarmguard; (i) since the date of the Merger Agreement, there shall not have been any material adverse change with respect to the business, financial condition or results of operations of Alarmguard; (j) the Lock-up Agreement shall be in full force and effect in accordance with its terms, and each Lock-up Stockholder shall have performed and complied with all covenants and agreements required to be performed or complied with by such party thereunder; and (k) holders of not more than 5.0% of the outstanding shares of voting securities of Alarmguard shall have demanded appraisal rights for their shares in accordance with Delaware law.

    CONDITIONS TO THE OBLIGATIONS OF ALARMGUARD. The obligations of Alarmguard to effect the Merger are also subject to the satisfaction of the following additional conditions: (a) the representations and warranties of Triton and Merger Sub contained in the Merger Agreement shall be true and correct in all respects on and as of the Effective Time, except for (i) changes contemplated by the Merger Agreement; (ii) those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such date, subject to clause (iii)); and (iii) where the failure to be true and correct could not reasonably be expected to have a material adverse effect, with the same force and effect as if made on and as of the Effective Time, and Alarmguard shall have received a certificate to such effect signed by the President and the Chief Financial Officer of Triton; (b) Triton and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by them on or prior to the Effective Time and Alarmguard shall have received a certificate to such effect signed by the President and the Chief Financial Officer of Triton; (c) all material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by Triton and Merger Sub for the authorization, execution and delivery of the Merger Agreement and the consummation by them of the transactions contemplated thereby shall have been obtained and made by Triton and Merger Sub, except where the failure to receive such consents, etc. could not reasonably be expected to have a material adverse effect on Alarmguard or Triton; (d) Alarmguard shall have received from Triton an opinion of counsel to Triton containing the opinions set forth in an Exhibit to the Merger Agreement; (e) Alarmguard shall have received from Ernst & Young an opinion containing the opinions set forth in an Exhibit to the Merger Agreement; (f) Triton shall have established a cash balance of at least $16 million net of all accrued income taxes for the fiscal year ending March 31, 1997; (g) since the date of the Merger Agreement, there shall not have been any material adverse change with respect to the business, financial condition or results of operations of Triton; (h) Triton shall have entered into the Severance Agreements with the Executives; (i) Triton shall have entered into a stock option and assumption agreement with each of the holders of the Assumed Options; (j) Triton shall have entered into the Registration Rights Agreement; (k) Triton shall have terminated its oral consulting agreements with Michael M. Earley and Mark G. Foletta; and (l) Triton shall have terminated Patricof's registration rights provided under the Patricof Warrants and under that certain warrant, dated October 13, 1993, issued by Triton to Patricof for the purchase of an aggregate of 150,000 shares of Triton Common Stock.

    At any time prior to the Effective Time, to the extent legally allowed, Triton or Alarmguard, without approval of the stockholders of Triton or Alarmguard, may waive compliance with any of the agreements or conditions contained in the Merger Agreement to be performed by the other party.

AMENDMENT; TERMINATION

    AMENDMENT. The Merger Agreement may be amended by the parties thereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; PROVIDED, HOWEVER, that after approval of the Merger by the stockholders of Triton or Alarmguard, no amendment may be made which by law requires further approval by such stockholders without such further approval. The Merger Agreement may not be amended except by an instrument in writing signed by the parties hereto.

    TERMINATION BY MUTUAL CONSENT. The Merger Agreement may be terminated at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of Alarmguard or Triton, by mutual written consent duly authorized by the Triton Board and the Alarmguard Board.

    TERMINATION BY EITHER TRITON OR ALARMGUARD. The Merger Agreement may be terminated by either Triton or Alarmguard, at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of Alarmguard or Triton (a) if the Merger has not been consummated by April 30, 1997 (provided that the right to terminate will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date); (b) if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission has issued a nonappealable final order, decree or ruling or taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger (provided that this right to terminate the Merger Agreement will not be available to any party who has not complied with its obligations to (x) take all actions necessary to consummate the Merger Agreement or (y) has not used all reasonable efforts to cause the Merger to qualify as a reorganization under the provisions of Section 368 of the Code and such noncompliance materially contributed to the issuance of any such order, decree or ruling or the taking of such action); (c) if (i) the Alarmguard Board withdraws, modifies, or changes its approval or recommendation of the Merger Agreement or the Merger in a manner adverse to Triton or has resolved to do so;
(ii) the Alarmguard Board recommends to the stockholders of Alarmguard an Acquisition Proposal; or (iii) Alarmguard enters into an agreement providing for the implementation of an Acquisition Proposal; or (d) if (i) the Triton Board withdraws, modifies or changes its approval or recommendation of the Merger Agreement or the Merger in a manner adverse to Alarmguard or has resolved to do so; (ii) the Triton Board recommends to the stockholders of Triton an Acquisition Proposal; or (iii) Triton enters into an agreement providing for the implementation of an Acquisition Proposal.

    TERMINATION BY TRITON. The Merger Agreement may be terminated by Triton, at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of Alarmguard or Triton, if any of Alarmguard's representations, warranties, agreements or covenants are untrue.

    TERMINATION BY ALARMGUARD. The Merger Agreement may be terminated by Alarmguard, at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of Alarmguard or Triton if any of Triton's or Merger Sub's representations, warranties, agreements or covenants are untrue.

    CERTAIN CONSEQUENCES OF TERMINATION. In the event of termination of the Merger Agreement and abandonment of the Merger as provided above, no party to the Merger Agreement (or any of such party's respective affiliates, directors, officers or stockholders) shall have any liability or further obligation under the Merger Agreement, except the obligations of the parties pursuant to the provisions of the Merger Agreement dealing with certain fees and expenses, and the effectiveness of representations, warranties and agreements. Nothing in the Merger Agreement will relieve any party from liability for any wilful breach of any of its obligations under the Merger Agreement.

EXPENSES; TERMINATION FEE

    Except as provided below, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, whether or not the Merger is consummated; PROVIDED, HOWEVER, that Triton and Alarmguard will share equally all fees and expenses, other than attorneys' fees, incurred in connection with the printing and filing of this Proxy Statement/Prospectus (including any preliminary materials related hereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements related hereto.

    Alarmguard agrees to pay Triton a fee of $1 million upon the first to occur of any of the following events: (i) the termination of the Merger Agreement by Triton or Alarmguard as described above in clause (c) of the Section entitled "--Termination by Either Triton or Alarmguard;" or (ii) the termination of the Merger Agreement by Triton as described above in the Section entitled "--Termination by Triton;" or (iii) an Acquisition Proposal with respect to Alarmguard is commenced, proposed or disclosed after the date of the Merger Agreement, and (A) the Alarmguard Board takes any Permitted Action as defined above in the Section entitled "--No Solicitation," (B) the Merger Agreement is terminated by Triton or Alarmguard as permitted above in clause (a) of the Section entitled "--Termination by Either Triton or Alarmguard" and (C) on or prior to June 30, 1997, such Acquisition Proposal is consummated or Alarmguard enters into an agreement with respect thereto (collectively, "Triton Triggering Events").

    Triton agrees to pay Alarmguard a fee of $1 million upon the first to occur of any of the following events: (i) the termination of the Merger Agreement by Alarmguard or Triton as described in clause (d) of the Section entitled "--Termination by Either Triton or Alarmguard;" or (ii) termination of the Merger Agreement by Alarmguard as described above in the Section entitled "--Termination by Alarmguard;" or (iii) an Acquisition Proposal with respect to Triton is commenced, proposed or disclosed after the date of the Merger Agreement; and (A) the Triton Board takes any Permitted Action as defined above in the Section entitled "--No Solicitation;" (B) the Merger Agreement is terminated by Alarmguard or Triton as permitted above in clause (a) of the Section entitled "--Termination by Either Triton or Alarmguard;" and (C) on or prior to June 30, 1997, such Acquisition Proposal is consummated or Triton enters into an agreement with respect thereto (collectively, "Alarmguard Triggering Events").

    Triton and Alarmguard agree to pay any fee described above within five business days after the first to occur of any of the Triton Triggering Events or any of the Alarmguard Triggering Events; PROVIDED THAT, in no event shall Triton or Alarmguard, as the case may be, be required to pay such fee to the other if, immediately prior to the termination of the Merger Agreement, the party to receive such fee was in material breach of its obligations under the Merger Agreement.

                              PROPOSALS 2(A)-(G):
                         THE RESTATED CHARTER PROPOSALS

    GENERAL

    As a condition precedent to Alarmguard's obligation to consummate the Merger, Triton is required to amend and restate the Triton Charter in accordance with the Restated Charter Proposals. The approval and adoption of each Restated Charter Proposal is conditioned on the approval and adoption of each of the other Restated Charter Proposals.

    As required by the DGCL and the Triton Charter, the affirmative vote of the holders of a majority of the outstanding shares of the Triton Common Stock is required to adopt the Restated Charter Proposals. The following description of the Restated Charter Proposals is qualified in its entirety by the Restated Charter, a copy of which is attached hereto as Appendix D-1.

    The Restated Charter Proposals effect the following significant charter amendments.

    - Proposal 2(a): to change the name of Triton to Alarmguard Holdings, Inc.;

    - Proposal 2(b): to authorize the Triton Board to issue the Triton Preferred Stock in one or more classes or series, having such rights, privileges, designations and preferences as may be determined by the Triton Board;

    - Proposal 2(c): to change the authorized capital stock of Triton to 25 million shares of Triton Common Stock and 5 million shares of Triton Preferred Stock;

    - Proposal 2(d): to effect the Reverse Stock Split;

    - Proposal 2(e): to classify the directors of Triton into three classes, with staggered three-year terms;

    - Proposal 2(f): to eliminate the ability of Triton stockholders to act by written consent; and

    - Proposal 2(g): to eliminate the ability of Triton stockholders to call a special meeting of the stockholders.

    Each of the Restated Charter Proposals is discussed below in the Proposal related thereto. For a discussion of the Triton Charter which would remain in effect if the Merger is not approved, see "DESCRIPTION OF TRITON CAPITAL STOCK."

    THE TRITON BOARD CONSIDERS THE ADOPTION AND APPROVAL OF THE RESTATED CHARTER PROPOSALS TO BE IN THE BEST INTERESTS OF TRITON AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE ADOPTION OF THE RESTATED CHARTER PROPOSALS.

    PROPOSAL 2(A): NAME CHANGE

    As a condition precedent to Alarmguard's obligation to consummate the Merger, Triton is required to change its name to Alarmguard Holdings, Inc. This change is contained in Article First of the Restated Charter. A copy of the Restated Charter is set forth as Appendix D-1 to this Proxy Statement/Prospectus and is incorporated herein by reference.

    The name of Triton is proposed to be changed from "Triton Group Ltd." to "Alarmguard Holdings, Inc." to reflect the consummation of the Merger and the fact that the business of Alarmguard prior to the Effective Time will become the business of Holdings after the Effective Time. The Triton Board unanimously recommends a vote FOR this Proposal 2(a).

    The approval and adoption of this Proposal 2(a) is conditioned on the approval and adoption of each of the other Restated Charter Proposals, and the approval and adoption of all of the Restated Charter Proposals is a condition precedent to the obligation of Alarmguard to consummate the Merger.

    PROPOSAL 2(B): PREFERRED STOCK

    As a condition precedent to Alarmguard's obligation to consummate the Merger, Triton is required to amend the Triton Charter to authorize the issuance of Triton Preferred Stock. This change is contained in Article Fourth, Section 1 of the Restated Charter. A copy of the Restated Charter is set forth as Appendix D-1 to this Proxy Statement/Prospectus and is incorporated herein by reference. The Triton Board unanimously recommends a vote FOR this Proposal 2(b).

    This Proposal 2(b), if adopted, will amend the Triton Charter to authorize the Triton Board to provide for the issuance of all or any shares of Triton Preferred Stock in one or more classes or series, to increase or decrease the number of shares of Triton Preferred Stock designated for any class or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Triton Board providing for the issuance of such class or series and as may be permitted by the DGCL, including, without limitation, the authority to provide that any such class or series may be (i) subject to redemption at such time or times and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative and may be payable in cash, stock or other property) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, Triton; or (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, or indebtedness or other property, of Triton at such price or prices or at such rates of exchange and with such adjustments; all as may be stated in such resolution or resolutions.

    The Triton Board believes that the proposal to authorize the issuance of Triton Preferred Stock is in the best interests of Triton and its stockholders. If this Proposal 2(b) is approved by the stockholders, the Triton Preferred Stock would be available for issuance by the Triton Board from time to time for stock dividends, financings, acquisitions or general corporate purposes. Such availability of shares of Triton Preferred Stock would eliminate the delay and expense involved in first conducting a special meeting of stockholders to authorize the issuance of such shares when needed and would provide Triton with the flexibility to act in a timely manner to take advantage of favorable market conditions and other opportunities. Furthermore, the Triton Board could designate certain rights and privileges for the Triton Preferred Stock which could discourage unsolicited tender offers or takeover proposals or have other anti-takeover effects. The Triton Board has no current plans to issue any shares of Triton Preferred Stock.

    The approval and adoption of this Proposal 2(b) is conditioned on the approval and adoption of each of the other Restated Charter Proposals, and the approval and adoption of all of the Restated Charter Proposals is a condition precedent to the obligation of Alarmguard to consummate the Merger.

PROPOSAL 2(C): CHANGE IN AUTHORIZED CAPITAL

    As a condition precedent to Alarmguard's obligation to consummate the Merger, Triton is required to change its authorized capital structure. This change is contained in Article Fourth of the Restated Charter. A copy of the Restated Charter is set forth as Appendix D-1 to this Proxy Statement/Prospectus and is incorporated herein by reference. The Triton Board unanimously recommends a vote FOR this Proposal 2(c).

    This Proposal 2(c), if adopted, will change the authorized capital of Triton as follows:

NUMBER OF SHARES OF                                                   CURRENT       PROPOSED
------------------------------------------------------------------  ------------  ------------
Triton (Holdings) Common Stock....................................    40,000,000    25,000,000
Triton (Holdings) Preferred Stock.................................             0     5,000,000
Total Authorized..................................................    40,000,000    30,000,000

    The Triton Board believes it is desirable to have a number of authorized shares of capital stock so that there will be sufficient shares available for purposes that the Holdings Board may hereafter determine to be in the best interests of Holdings and its stockholders. Such purposes could include the offer of shares for cash, the declaration of stock splits and stock dividends, mergers and acquisitions and other general corporate purposes. In many situations, prompt action may be required which would not permit seeking stockholder approval to authorize additional shares for the specific transactions on a timely basis. While the Triton Board does not have a present plan to issue additional shares of Triton Common Stock (other than the Merger Shares) or shares of Triton Preferred Stock, it believes that the Holdings Board should have the flexibility to act promptly in the best interest of stockholders. The terms of a future issuance of shares of capital stock will be dependent largely on market and financial conditions and other factors existing at the time of issuance.

    The availability for issuance of additional shares of Holdings Common Stock or Holdings Preferred Stock could enable the Holdings Board to render more difficult or discourage an attempt to obtain control of Holdings. However, Triton is not aware of any pending or threatened efforts to obtain such control.

    The approval and adoption of this Proposal 2(c) is conditioned on the approval and adoption of each of the other Restated Charter Proposals, and the approval and adoption of all of the Restated Charter Proposals is a condition precedent to the obligation of Alarmguard to consummate the Merger.

    PROPOSAL 2(D): REVERSE STOCK SPLIT

    As a condition precedent to Alarmguard's obligation to consummate the Merger, Triton is required to effect the Reverse Stock Split. This change is contained in Article Fourth, Section 3 of the Restated Charter. A copy of the Restated Charter is set forth as Appendix D-1 to this Proxy Statement/Prospectus and is incorporated herein by reference. The Triton Board unanimously recommends a vote FOR this Proposal 2(d).

    This Proposal 2(d), if adopted, will amend the Triton Charter to provide that, at the Effective Time, the Reverse Stock Split will be effected so that at such time each share of Triton Common Stock will automatically be converted to, and exchangeable for, one-tenth of a share of Triton Common Stock.

    The approval and adoption of this Proposal 2(d) is conditioned on the approval and adoption of each of the other Restated Charter Proposals, and the approval and adoption of all of the Restated Charter Proposals is a condition precedent to the obligation of Alarmguard to consummate the Merger.

    PROPOSAL 2(E): CLASSIFIED BOARD

    As a condition precedent to Alarmguard's obligation to consummate the Merger, Triton is required to classify the directors of Triton into three classes, with staggered three-year terms. This change is contained in Article Fifth, Section 2 of the Restated Charter. A copy of the Restated Charter is set forth as Appendix D-1 to this Proxy Statement/Prospectus and is incorporated herein by reference. The Triton Board unanimously recommends a vote FOR this Proposal 2(e).

    This Proposal 2(e), if adopted, will amend the Triton Charter to provide that the directors of Triton will be classified with respect to the time for which they severally hold office into three classes, as nearly equal in number as possible, designated Class I, Class II and Class III. The directors first appointed to Class I will hold office for the term expiring at the annual meeting of the Holdings Board to be held in 1998; the directors first appointed to Class II will hold office for the term expiring at the annual meeting of the Holdings Board to be held in 1999; and the directors first appointed to Class III will hold office for the term expiring at the annual meeting of the Holdings Board to be held in 2000, with the members of each class to hold office until their successors are elected and qualified. At each succeeding annual meeting of the Holdings stockholders, the successors of the class of directors of Holdings whose terms expire at such meeting will be elected by the affirmative vote of the holders of at least a plurality of the votes cast at such annual meeting, assuming a quorum is present, to hold office for a term expiring at the annual meeting of the Holdings stockholders held in the third year following the year of their election. Pursuant to the Merger Agreement, each of Russell R. MacDonnell, Michael M. Earley and Stuart L. Bell will be first appointed to Class III; each of Stephen L. Green and Michael E. Cahr will be first appointed to Class II; and each of David Heidecorn and Thomas W. Janes will be first appointed to Class I.

    The Triton Board believes that the provision creating a board of directors with staggered three-year terms is in the best interests of Triton and its stockholders. This provision is designed to assure continuity and stability in the leadership and policies of the Holdings Board. At any one time, one-third of the Holdings Board would be in its second year of service and one-third would be in its third year. Members elected within the most recent year would comprise one-third of the membership of the Holdings Board. Although the Triton Board has not experienced any problems with such continuity in the past, it believes that this provision will decrease the likelihood of problems of continuity and stability arising in the future and would likely lead any potential bidder for control of Holdings into direct negotiations with the Holdings Board. A board of directors with staggered three-year terms would make Holdings less attractive to certain tender offerors since, given the extended time required to make any change in the Holdings Board, a majority stockholder would normally need two annual meetings to obtain a majority of a seven-person board of directors and three annual meetings for complete control, as opposed to one meeting for complete control at present. This provision will tend to discourage certain tender offers, perhaps including some tender offers which stockholders may feel would be in their best interests. This provision would also make it more difficult for Holdings stockholders to change the composition of the Holdings Board even if such stockholders believe such a change would be desirable.

    The approval and adoption of this Proposal 2(e) is conditioned on the approval and adoption of each of the other Restated Charter Proposals, and the approval and adoption of all of the Restated Charter Proposals is a condition precedent to the obligation of Alarmguard to consummate the Merger.

    PROPOSAL 2(F): PROHIBITION OF STOCKHOLDER ACTION BY WRITTEN CONSENT

    As a condition precedent to Alarmguard's obligation to consummate the Merger, Triton is required to amend the Triton Charter to eliminate the ability of its stockholders to act by written consent. This change is contained in Article Tenth of the Restated Charter. A copy of the Restated Charter is set forth as Appendix D-1 to this Proxy Statement/Prospectus and is incorporated herein by reference. The Triton Board unanimously recommends a vote FOR this Proposal 2(f).

    The DGCL states that, unless otherwise provided in the Triton Charter, any action required or permitted to be taken by stockholders of Triton may be taken without a meeting, without prior notice and without a vote, if a written consent setting forth the action to be taken is signed by the holders of shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of stockholders. The Triton Charter does not otherwise provide, and the Triton By-Laws provide that action may be taken by written consent. The Restated Charter, if this Proposal 2(f) is adopted, will prohibit the use of this written consent procedure.

    The Triton Board believes that prohibiting stockholder action by written consent is in the best interests of Triton and its stockholders. Prohibiting stockholder action by written consent will grant all Holdings stockholders the opportunity to participate in determining any proposed stockholder action and will prevent the holders of a majority of the voting power of Holdings from using the written consent procedure to take stockholder action. Persons attempting hostile takeovers of corporations have attempted to use written consent procedures to deal directly with stockholders and avoid negotiations with the boards of directors of such corporations. By eliminating the use of the written consent procedure, Holdings intends to encourage persons seeking to acquire control of Holdings to initiate an acquisition through arm's-length negotiations with Holdings' management and the Holdings Board.

    Restricting stockholder action by written consent may have the effect of delaying consideration of a stockholder proposal until the next annual meeting of stockholders unless a special meeting is called by a majority of the Holdings Board. Because elimination of the procedures for stockholders to act by written consent could make more difficult an attempt to obtain control of Holdings, such action could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of Holdings. Because tender offers for control usually involve a purchase price higher that the prevailing market price, restricting stockholder action by written consent may have the effect of preventing or delaying a bid for Holdings' stock that could be beneficial to Holdings and its stockholders. Elimination of the written consent procedure also means that a meeting of the stockholders would be required in order for Holdings' stockholders to replace the Holdings Board. This provision thus will make the removal of directors of Holdings more difficult.

    The approval and adoption of this Proposal 2(f) is conditioned on the approval and adoption of each of the other Restated Charter Proposals, and the approval and adoption of all of the Restated Charter Proposals is a condition precedent to the obligation of Alarmguard to consummate the Merger.

    PROPOSAL 2(G): ELIMINATION OF STOCKHOLDER ABILITY TO CALL SPECIAL MEETINGS

    As a condition precedent to Alarmguard's obligation to consummate the Merger, Triton is required to amend the Triton Charter to eliminate the ability of its stockholders to call special meetings. This change is contained in Article Tenth of the Restated Charter. A copy of the Restated Charter is set forth as Appendix D-1 to this Proxy Statement/Prospectus and is incorporated herein by reference. The Triton Board unanimously recommends a vote FOR this Proposal 2(g).

    The Restated Charter will provide that Triton stockholders will not be permitted to call a special meeting of stockholders or to require that the Triton Board call a special meeting, except as otherwise required by law, or upon the order of any court of equitable jurisdiction pursuant to Article Ninth of the Restated Charter or as specified in the rights of any class of Triton Preferred Stock. The Restated By-Laws will eliminate all provisions therein relating to stockholder action by written consent or stockholder ability to call a special meeting or require that the Triton Board call a special meeting.

    The Triton Board believes that eliminating the right of stockholders to call special meetings is in the best interests of Triton and its stockholders. Eliminating the right of stockholders to call a special meeting would mean that a stockholder could not force stockholder consideration of a proposal over the opposition of the Holdings Board by calling a special meeting of stockholders prior to such time as the Holdings Board believed such consideration to be appropriate. By eliminating the ability of stockholders to call a special meeting, Holdings intends to encourage persons seeking to acquire control of Holdings to initiate an acquisition through arm's-length negotiations with Holdings' management and the Holdings Board.

    The provisions of the Restated Charter eliminating the stockholders' ability to call special meetings may have the effect of delaying consideration of a stockholder proposal until the next annual meeting of stockholders unless a special meeting is called by a majority of the Holdings Board. Because elimination of the procedures for stockholders to call special meetings could make more difficult an attempt to obtain control of Holdings, such action could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of Holdings. Because tender offers for control usually involve a purchase price higher that the prevailing market price, the provisions of the Restated Charter eliminating the stockholders' ability to call special meetings may have the effect of preventing or delaying a bid for Holdings' stock that could be beneficial to Holdings and its stockholders. The restriction on the ability of the stockholders to call a special meeting means that a proposal to replace the Holdings Board could be delayed until the next annual meeting of stockholders. These provisions thus will make the removal of directors of Holdings more difficult.

    The approval and adoption of this Proposal 2(g) is conditioned on the approval and adoption of each of the other Restated Charter Proposals, and the approval and adoption of all of the Restated Charter Proposals is a condition precedent to the obligation of Alarmguard to consummate the Merger.

    RESTATED BY-LAWS

    Pursuant to the provisions of the Merger Agreement, Triton will, prior to the Effective Time, adopt the Restated By-Laws, which will amend various provisions of the Triton By-Laws. Under the Triton By-Laws, no action on the part of Triton's stockholders is required to amend or repeal Triton's By-Laws. The Triton Board has unanimously authorized, adopted and approved the Restated By-Laws, subject to the consummation of the Merger. In the event that Proposal 1 is adopted by the requisite vote, the Restated By-Laws will, without the taking of any stockholder action, become the By-Laws of Holdings upon the effectiveness of the Merger.

    The Restated By-Laws, if made effective upon consummation of the Merger, will alter certain aspects of the governance of Holdings. Set forth below is a brief description of the material changes which are proposed to be made to the Triton By-Laws. The summary description of the Restated By-Laws is qualified in its entirety by the Restated By-Laws, which are incorporated herein by reference. A copy of the Restated By-Laws is set forth as Exhibit D-2 to this Proxy Statement/Prospectus.

    With respect to matters affecting stockholders, the Restated By-Laws would no longer authorize stockholders representing at least 25% of the outstanding common stock to call special meetings: special meetings would be called only by the Board of Directors or the President. Under the Triton By-Laws, special meetings of stockholders may be called by the Triton Board, the Chief Executive Officer or stockholders representing 25% of the outstanding Triton Common Stock.

    According to the Restated By-Laws, no business may be transacted and no corporate transaction may be taken other than that stated in the notice of the meeting unless all of the stockholders are present in person or by proxy, in which case any and all business may be transacted at the meeting even though the meeting is held without notice. Under the Triton By-Laws, all business to be transacted at a special meeting must be stated in the notice of such special meeting.

    The Restated By-Laws reflect the Restated Charter which eliminates the ability of the stockholders of Holdings to act by written consent. The Triton By-Laws provide that any action required to be taken at any annual or special meeting of Triton stockholders, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

    With respect to Holdings' Board of Directors, the Restated By-Laws provide that a majority of the members of the Holdings Board then in office (but in no case less than one-third of the total number of directors nor less than two directors) will constitute a quorum for the transaction of business. The Triton By-Laws provide that a majority of the total number of the whole Triton Board will constitute a quorum for all purposes. In addition, the Restated By-Laws provide for special meetings of the Holdings Board to be held whenever called by direction of the President or by any two of the directors then in office. The Triton By-Laws provide that special meetings may be called by one-third of the directors then in office (rounded up to the nearest whole number) or by the Chief Executive Officer. The Restated By-Laws require that notice of the day, hour and place of holding each special meeting be given by mailing the same at least two days before the meeting. The Triton By-Laws require that notice be mailed not less than five days before the meeting.

RECOMMENDATION OF THE TRITON BOARD

    The affirmative vote of a majority of the outstanding shares of Triton Common Stock present in person or represented by proxy at the Annual Meeting and entitled to vote is required to approve the adoption of the Restated Charter Proposals. THE TRITON BOARD CONSIDERS THE ADOPTION AND APPROVAL OF THE RESTATED CHARTER PROPOSALS TO BE IN THE BEST INTERESTS OF TRITON AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE ADOPTION OF THE RESTATED CHARTER PROPOSALS.

                    PROPOSAL 3: ELECTION OF THE TRITON BOARD

NOMINEES FOR ELECTION AS DIRECTORS

    The Triton Board currently consists of four members. All of the directors are elected annually and hold office until the next succeeding annual meeting of Triton stockholders or until their respective successors are duly elected and qualified. It is intended that the persons named in the proxy as proxies will, except as noted below, vote FOR the election of the following nominees as directors to serve until the earlier of (a) the next annual meeting of Triton stockholders and the election and qualification of their respective successors or (b) the consummation of the Merger:

                                Michael E. Cahr
                               Michael M. Earley
                                Mark G. Foletta
                               Richard R. Tartre

    Each of the foregoing persons currently serves as a director of Triton and was most recently elected as such at the annual meeting of Triton stockholders held on September 27, 1994 (other than Mr. Foletta, who was appointed to the Triton Board effective as of February 1, 1996). The Triton Board does not contemplate that any of such nominees will become unable to serve. If, however, any of such nominees should become unable to serve before the Annual Meeting, proxies solicited by the Triton Board will be voted by the persons named as proxies therein in accordance with the best judgment of such proxies.

    Notwithstanding the foregoing, pursuant to the Merger Agreement, the Holdings Board upon consummation of the Merger will consist of seven members, five of whom have been designated by Alarmguard and two of whom have been designated by Triton. Messrs. Earley and Cahr are the two Triton designees as directors, and would therefore continue as directors of Triton after the Effective Time of the Merger. Messrs. Foletta and Tartre would, by virtue of the Merger Agreement and the certificates of merger to be filed thereunder, be removed from the Triton Board at the Effective Time. If for whatever reason the Merger does not occur, Messrs. Foletta and Tartre will continue to hold office as directors of Triton as set forth above.

DIRECTORS AND EXECUTIVE OFFICERS OF TRITON

    The following table sets forth certain information about the current directors and executive officers of Triton. Each of the individuals named in the following table has been nominated by the Triton Board to be elected to serve as a director of Triton until the earlier of (a) the next annual meeting of Triton stockholders and the election and qualification of their respective successors or (b) the consummation of the Merger. Officers are appointed to serve until the meeting of the Triton Board following the next annual meeting of stockholders and until their successors have been elected and have qualified.

NAME                                                       AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------
Michael E. Cahr......................................          56   Director, Member of Audit and Compensation Committees
Michael M. Earley....................................          41   Director, President and Chief Executive Officer
Mark G. Foletta......................................          36   Director, Senior Vice President, Chief Financial
                                                                      Officer and Corporate Secretary
Richard R. Tartre....................................          58   Director, Member of Audit and Compensation Committees

    MICHAEL E. CAHR has been a director of Triton since June 1993 and serves as President and Chief Executive Officer of Allscripps Pharmaceuticals, Inc., a privately-owned company engaged in the distribution of pharmaceutical products. He has served in this position since June 1994. He served as a Venture Group Manager for Allstate Venture Capital, a division of Allstate Insurance Company, between 1987 and June 1994. He is also a director of LifeCell Corporation, Optek Technologies, Inc., and several privately-owned companies.

    MICHAEL M. EARLEY has served as the President and Chief Executive Officer of Triton since February 1996 and as a director since June 1993. Mr. Earley has served as President and Chief Operating Officer (June 1994 to January 1996) and Senior Vice President and Chief Financial Officer of Triton and Intermark, Inc. (1991 to June 1994). He is also a director of Mission West and Ridgewood.

    MARK G. FOLETTA has been a director of Triton since February 1996 and has served as Senior Vice President and Chief Financial Officer since June 1994. He also served as Vice President and Corporate Controller of Triton and Intermark, Inc. from 1991 to June 1994 and has served as Corporate Secretary of Triton since 1992. He is also a director of Mission West.

    RICHARD R. TARTRE has been a director of Triton since June 1993 and is a consultant and private investor. He served as President and Chief Executive Officer of Astra Management Corp. from May 1995 to April 1996. He served as Managing Director of Eden Financial Group from 1982 to May 1995. He also serves as a director of Mission West and Burnham Pacific Properties.

EXECUTIVE COMPENSATION

    SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

    The following table shows the cash compensation paid by Triton and its subsidiaries as well as certain other compensation paid or accrued to each of the executive officers of Triton in all capacities in which they serve. The table reflects cash compensation for the fiscal years ended March 31, 1996 and March 31, 1995 and the nine months ended March 31, 1994. Effective January 2, 1996, the three executive officers of Triton were terminated as employees. Pursuant to existing employment agreements, each such executive officer received a severance payment equal to their annual salary. These severance amounts are included in the "All Other Compensation" column in the table below. Since the termination, Messrs. Earley and Foletta have provided management services to Triton on a consulting basis. Under this arrangement, Triton is not providing any perquisites or typical employee-related benefits. Messrs. Earley and Foletta serve on a month-to-month basis and have no other contractual relationship with Triton. The consulting payments after January 2, 1996 are included in the "Other Annual Compensation" column in the table below.

                           SUMMARY COMPENSATION TABLE

                                                                                                         LONG-TERM
                                                                                                       COMPENSATION
                                                                                                          AWARDS
                                                                                                       -------------
                                                                       ANNUAL                            NUMBER OF
                                                                    COMPENSATION                        SECURITIES
                                                                --------------------   OTHER ANNUAL     UNDERLYING      ALL OTHER
                                                                 SALARY      BONUS     COMPENSATION        STOCK      COMPENSATION
NAME AND POSITION                                      YEAR        ($)        ($)         (4) ($)         OPTIONS        (5) ($)
---------------------------------------------------  ---------  ---------  ---------  ---------------  -------------  -------------
Michael M. Earley(1),..............................       1996    181,201    330,000        57,453               0        485,677
  President and Chief Executive Officer                   1995    213,750     61,644           655               0              0
                                                          1994    136,042     27,000           785         360,000              0
Mark G. Foletta(2),................................       1996    125,410    250,000        46,375               0        325,755
  Senior Vice President, Chief Financial Officer          1995    146,250     42,466           341               0              0
  and Corporate Secretary                                 1994     90,000     18,000           378         240,000              0
John C. Stiska(3)..................................       1996    304,554    330,000        62,829               0        784,389
                                                          1995    337,500     95,890         2,580               0              0
                                                          1994    225,000     45,000         3,038         600,000              0

------------------------

(1) Included in the salary amount for Mr. Earley is compensation received as a director of the following operating subsidiaries of Triton during the fiscal years ended March 31, 1996 and March 31, 1995 and the nine months ended March 31, 1994, respectively: Ridgewood, $10,700, $16,400 and $10,000;
    Mission West, $9,000, $15,000 and $11,250; and National Airmotive, $1,667, $12,500 and $5,000.

(2) Included in the salary amount for Mr. Foletta is compensation received as a director of Mission West of $8,250 during the fiscal year ended March 31, 1996, $15,000 during the fiscal year ended March 31, 1995 and $11,250 for the nine months ended March 31, 1994.

(3) Mr. Stiska resigned his position as Chief Executive Officer and Chairman of the Triton Board effective February 1, 1996. Included in the salary amount for Mr. Stiska is compensation received as a director of the following operating subsidiaries of Triton during the fiscal years ended March 31, 1996 and March 31, 1995 and the nine months ended March 31, 1994, respectively: Ridgewood, $10,700, $16,400 and $10,100; Mission West, $9,000, $15,000 and $11,250; and National Airmotive, $1,667, $12,500 and $5,000.

(4) Triton provided perquisites and other personal benefits to the executive officers of Triton. Included in these amounts are payments received for auto allowance, tax and estate planning and life insurance premiums prior to their respective terminations on January 1, 1996. These amounts also include consulting payments subsequent to January 2, 1996 to Messrs. Earley, Foletta and Stiska of $45,000, $35,000 and $15,000, respectively. Additionally, these amounts include payments of directors fees to Messrs. Earley and Foletta as directors of Triton subsequent to their respective terminations.

(5) Triton completed a distribution to its stockholders on December 8, 1995 consisting of $1.57 in cash and .066 of a share of Metromedia common stock for each outstanding share of Triton Common Stock. Pursuant to forbearance agreements between Triton and its executive officers, Triton distributed to Messrs. Earley, Foletta and Stiska $260,677, $170,755 and $434,389, respectively, in cash and market value of Metromedia common stock, in exchange for their forbearing to exercise outstanding stock options. These amounts distributed represent the value of the distribution to stockholders per each share of Triton Common Stock, in excess of the $2.00 per share exercise price of the stock options prior to the distribution. Additionally, these amounts include the severance payments to Messrs. Earley, Foletta and Stiska of $225,000, $155,000 and $350,000, respectively, pursuant to the terms of their respective employment agreements with Triton which were terminated effective January 2, 1996.

    STOCK OPTIONS

    On December 8, 1995, Triton completed a special distribution of $1.57 in cash and .066 of a share of Metromedia common stock for each outstanding share of Triton Common Stock to Triton's stockholders of record on November 17, 1995. All of the stock options previously granted to the Triton executive officers provided for a reduction in the exercise price to the extent cash dividends or other distributions are made to existing holders of the Triton Common Stock. As a result of such special distribution, the exercise price for such stock options was reduced to the par value of the Triton Common Stock to be issued or $.0001 per share. Additionally, Triton entered into agreements with the option holders whereby the option holders participated in the special distribution to the extent that the value of the distribution exceeded the $2.00 per share exercise price. Each of the named executive officers exercised all of his stock options during the fiscal year ended March 31, 1996 and there are no unexercised stock options for the named executive officers at March 31, 1996.

    The following table sets forth information with respect to the named executive officers concerning the number of securities underlying exercised options during fiscal year 1996.

                AGGREGATE OPTIONS EXERCISED IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                                NUMBER OF
                                                                               SECURITIES                 UNEXERCISED
                                                           VALUE               UNDERLYING                IN-THE-MONEY
                                      SHARES ACQUIRED    REALIZED              UNEXERCISED             OPTIONS AT FISCAL
NAME                                    ON EXERCISE         ($)        OPTIONS AT FISCAL YEAR-END          YEAR-END
------------------------------------  ---------------  -------------  -----------------------------  ---------------------
Michael M. Earley...................       360,000         134,964                    -0-                        -0-
Mark G. Foletta.....................       240,000          89,976                    -0-                        -0-
John C. Stiska......................       600,000         262,440                    -0-                        -0-

    At March 31, 1996, there were no outstanding stock options for the executive officers of Triton.

    PENSION AND RETIREMENT PLANS

    Intermark, Inc., Triton's predecessor, had a pension plan for its officers and employees (the "Pension Plan"). The assets of the Pension Plan were held in a trust for its officers and employees, and former officers and employees, and Intermark made contributions into the trust on an actuarial basis. The Pension Plan provided for fixed benefits in the event of retirement after a specified number of years of service. To have been eligible to accrue benefits under the Pension Plan, an employee was required to (i) have attained age 21; (ii) have completed one full year of continuous service with Intermark and (iii) have been hired before age 60. Estimated annual benefits upon retirement under the Pension Plan equaled 50% of the employee's "final average earnings," which was defined under the Pension Plan as the average of the employee's annual earnings for the five highest consecutive years of the last ten calendar years preceding his or her normal retirement date, exclusive of any bonuses and expense reimbursement, less 75% of the employee's estimated annual Social Security Benefit.

    Benefit accrual under the Pension Plan was curtailed as of April 3, 1993. As a result, the annual benefits payable under the Pension Plan were determined in accordance with the computation of "final average earnings" as described in the previous paragraph, using earnings for the period prior to the curtailment date of April 3, 1993. Triton made contributions to the Pension Plan in order to fund benefits already accrued thereunder. In October 1994, Triton purchased annuities from a third-party insurance company to provide benefits to each participant of the Pension Plan.

    POST EMPLOYMENT AGREEMENTS

    Triton was a party to certain post employment agreements (the "Post Employment Agreements") with each of its executive officers. Each Post Employment Agreement provided for certain severance payments to the executive officer upon termination of employment other than for cause, or upon resignation following a reduction in salary or benefits not shared with all other employees of Triton pursuant to Triton's standard retirement policy, a reduction in corporate title, or a relocation of the executive officer's place of work greater than 50 miles from Triton's current headquarters (each a "Qualifying Termination"). On March 22, 1995, the Triton Board authorized an amendment to each of the Post Employment Agreements to provide that a change in control of Triton constituted a Qualifying Termination event for purposes of such Post Employment Agreements.

    Under the Post Employment Agreements, Triton would be obligated to make severance payments in cash within 30 days from the date of occurrence of a Qualifying Termination in an amount equal to the executive officer's annual base salary immediately prior to the Qualifying Termination. Any options to purchase Triton Common Stock held by the executive officer at the time of termination would be exercisable in accordance with the terms of the stock option agreements. The Post Employment Agreements did not provide for continued employment with Triton upon termination.

    Effective January 2, 1996, the executive officers of Triton were terminated as employees of Triton. Two of the three individuals are continuing to provide services on a consulting basis to Triton. See "--Executive Compensation--Summary of Cash and Certain Other Compensation." In connection with their termination, the executive officers were paid in accordance with the Post Employment Agreements.

    COMPENSATION OF DIRECTORS

    In 1996, each director of Triton who was not employed by Triton received a monthly retainer of $1,000, plus $1,500 for each meeting of the Triton Board which he attended in person and $500 for each meeting of the Triton Board in which he participated by conference telephone call. Additionally, Messrs. Cahr and Tartre each received a $40,000 cash bonus in January 1996 following Triton's special distribution to its stockholders discussed above. Directors of Triton are also reimbursed for their expenses in attending meetings and engaging in other business activities for Triton.

    Directors who are not employees of Triton also held options to purchase shares of Triton Common Stock pursuant to the 1993 Directors' Stock Option Plan (the "Director Plan") which provided that:

        (1) Each non-employee director of Triton who was first elected or appointed a director on or before September 8, 1993 was granted an option to purchase 75,000 shares of Triton Common Stock at an exercise price of $2.00 per share. Options granted under the Director Plan are fully exercisable on or after the date of grant.

        (2) Each participating director who is first elected or appointed a director of Triton subsequent to September 8, 1993 will be granted an option for no fewer than 50,000 shares and no more than 75,000 shares of Triton Common Stock, the specific number of such shares to be recommended by a committee of disinterested directors, and ratified by the entire Triton Board.

    As discussed above in "--Executive Compensation--Stock Options," the exercise price of the options granted to directors under the Director Plan was adjusted as a result of the special distribution completed in December 1995. Each director elected to exercise his stock options during the year ended March 31, 1996.

    Options granted under the Director Plan have a term of five years. The Director Plan terminates on July 15, 2003.

    INDEMNIFICATION AGREEMENTS

    Triton entered into indemnification agreements (the "Indemnification Agreements") with each person who was an officer or director of Triton in October 1993. The Indemnification Agreements provide for indemnification of such directors and officers to the fullest extent authorized or permitted by Delaware law. The Indemnification Agreements also provide for (i) advancement by Triton of expenses incurred by the director or officer in defending certain litigation;
(ii) the appointment of an independent legal counsel to determine whether the director or officer is entitled to indemnity after a change in control and (iii) the continued maintenance by Triton of the directors' and officers' liability insurance currently in effect ($2 million of primary coverage).

    COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    John C. Stiska, former Chairman and Chief Executive Officer of Triton, was also a member of the Board of Directors of Biosafety Systems, Inc. until December 1995. Richard R. Tartre, a member of Triton's Compensation Committee, was also the Chairman of the Board of Biosafety Systems until December 1995. Mr. Tartre was not a compensated executive officer of Biosafety Systems and was compensated as a non-employee director.

    COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

    Section 16(a) of the Exchange Act requires the directors and officers of Triton and persons who own more than 10% of a registered class of Triton's equity securities to file with the Commission and the AMEX initial reports of ownership and reports of changes in ownership of the Triton Common Stock and other equity securities of Triton. Such directors, officers and greater than 10% stockholders are required by the regulations of the Commission to furnish Triton with copies of all Section 16(a) forms they file. To Triton's knowledge, based solely on review of such reports furnished to Triton and written representations that no other reports were required, all Section 16(a) filing requirements applicable to Triton's directors, officers and greater than 10% stockholders were complied with by such persons during the fiscal year ended March 31, 1996.

    CERTAIN TRANSACTIONS

    On October 20, 1995, Triton sold 59,384 shares of the common stock of Actava to Grace Brothers, Ltd., the holder at that time of approximately 6.9% of the Triton Common Stock, in a private transaction for $16 7/8 per share generating net cash proceeds to Triton of approximately $1.0 million.

    On March 7, 1997, Mission West, a publicly-traded real estate company of which Triton owns approximately 44%, agreed to enter into a management agreement with TGM, a company formed by Michael M. Earley, who is currently President and Chief Executive Officer of Triton and a member of the Triton Board and who, upon consummation of the Merger, is expected to become a member of the Holdings Board, and Mark G. Foletta, who is currently Senior Vice President, Chief Financial Officer and Corporate Secretary of Triton and a member of the Triton Board. Pursuant to such agreement, Mission West engaged TGM to provide senior management services to Mission West, and Mission West is paying TGM, as compensation, $7,500 per month commencing in March 1997. The agreement will continue until terminated by either party upon 30 days' prior written notice.

    TRITON BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    The following is the report of Triton's Compensation Committee:

    The Compensation Committee of the Board of Directors (the "Committee"), which consists of the two non-management directors, is responsible for reviewing and making recommendations to the Board with respect to Triton's executive compensation policies. As described above, Triton emerged from bankruptcy in June 1993 and developed a strategy for returning value in the form of cash and/or liquid securities to its stockholders over a relatively short period of time.

    Triton believes that there should be a direct relationship between executive compensation and value delivered to stockholders, and Triton's compensation structure is based on this philosophy. Triton believes that the base compensation for its executives should be competitive, enabling Triton to attract and retain the best available people. Additionally, Triton believes that bonus compensation based on realistic targets provides the motivation to the executives to strive to meet or exceed company goals. Triton also believes that stock options are a key ingredient to executive compensation because they serve to align the interests of executive officers with stockholder value.

    Among the factors considered by the Committee in assessing the competitiveness of the compensation of the executive officers of Triton were the number of operating units of Triton, the roles and scope of responsibilities of each executive officer (which in all cases were multiple roles given that there were only three executive officers employed by Triton during fiscal 1996), the salaries paid to persons in similar positions in other companies and an evaluation of the skills and judgment required to accomplish the announced strategy of Triton. The Committee also was concerned that the executive salaries fit within Triton's overhead operating budget.

    The Committee also approved executive officers' bonuses of approximately $900,000 during fiscal 1996. In consideration of the amount of the bonus, which represents approximately 1.2 times the annual combined salaries of the three executive officers, the Committee considered the following factors: (1) The Committee recognized that the significant distribution to the stockholders of cash and securities of Metromedia, completed in December 1995, represented the substantial completion of the project that Triton had commenced in August 1993;
(2) The Committee believed that the value of the distribution, $2.80 per share of Triton Common Stock as of the date the distribution was announced and $2.54 per share of Triton Common Stock as of the date the distribution was completed, exceeded the expectations of many of Triton's stockholders; and (3) The Committee noted that the pre-distribution range of trading values of the Triton Common Stock of $3.00 to $3.25 per share far exceeded the values of the failed tender offers for all of Triton's outstanding Common Stock of $1.80 and $2.02 per share in March and April of 1995. Accordingly, the Committee believed that the determination of these bonuses was consistent with the established philosophy to have a direct relationship between executive compensation and value delivered to stockholders.

    As a result of the reduction in the time necessary to manage the ongoing business affairs of Triton following the asset sales in 1995 and the completion of the distribution discussed above, the Committee sought to reduce the ongoing management costs of Triton. Accordingly, effective January 2, 1996, the Committee approved the termination of the three executive officers as employees of Triton. The executives agreed to continue to provide consulting services to Triton on a month-to-month basis at an annualized cost of $500,000, which is a substantial reduction from the aggregate of the pre-termination salaries and benefits of the executives. Upon termination, pursuant to existing employment contracts between Triton and each of the three executives, the Committee approved the payment of a termination benefit of one-year's annual base salary to each executive, which amounts aggregated $730,000.

    It is Triton's policy to qualify all executive compensation for deductibility under the Code to maximize Triton's income tax deductions.

                                          Submitted by the Compensation
                                          Committee of the Triton Board
                                          December 21, 1996,

                                          Richard R. Tartre
                                          Michael E. Cahr

    PERFORMANCE GRAPH

    The chart shown below is a line-graph presentation comparing the percentage change in the cumulative total stockholder return on the Triton Common Stock for the period beginning June 25, 1993, the date Triton emerged from its Chapter 11 reorganization proceedings, and ending September 30, 1996, with the return of the AMEX Index and a peer group comprised of the companies included in the Value Line Diversified Company Industry survey:

                             [PERFORMANCE GRAPH]

RECOMMENDATION OF THE TRITON BOARD

    The Triton Board unanimously recommends that the Triton stockholders vote FOR the election of the nominees to the Triton Board named herein.

             PROPOSAL 4: ADOPTION OF THE 1997 STOCK INCENTIVE PLAN

    The Triton Board has approved and recommends to the Triton stockholders the adoption of the 1997 Stock Incentive Plan. No grant of awards under the 1997 Stock Incentive Plan will be effective unless and until stockholder approval is obtained. In the judgment of the Triton Board, the 1997 Stock Incentive Plan will provide a critical long-term incentive for the management employees and non-employee directors of Holdings. The Triton Board believes that a policy of granting stock options to directors and employees will provide it with a critical advantage in attracting and retaining qualified candidates. The 1997 Stock Incentive Plan will become effective as of the date of its adoption by the Triton stockholders, immediately following the consummation of the Merger.

    The purpose of the 1997 Stock Incentive Plan is to advance the interests of Holdings and its stockholders by providing a means to attract, retain, and reward directors, officers, other key employees and consultants of Holdings and its subsidiaries and to enable such persons to acquire or increase a proprietary interest in Triton. The 1997 Stock Incentive Plan is intended to provide the compensation committee of the Holdings Board (the "Holdings Compensation Committee") with maximum flexibility to award various types of long-term, equity-based incentives to management employees. It is expected that such flexibility will be critical as a part of Holdings' policy to encourage directors and key employees to focus on the long-term growth of stockholder value. The Triton Board believes that important advantages to Holdings will be gained by a comprehensive compensation program such as the 1997 Stock Incentive Plan which includes different types of incentives for motivating employees of Holdings and rewards for outstanding service. In this regard, stock options and other stock-related awards will be an important element of compensation for directors, executives and other employees, thereby promoting a closer identity of interests between directors and employees, and Holdings' stockholders. Such awards also provide Holdings' directors and key employees with an increased incentive to expend their maximum efforts for the success of Holdings' business.

DESCRIPTION OF THE 1997 STOCK INCENTIVE PLAN

    The 1997 Stock Incentive Plan is set forth as Appendix E to this Proxy Statement/Prospectus, and the description of the 1997 Stock Incentive Plan contained herein is qualified in its entirety by reference to Appendix E.

    The purpose of the 1997 Stock Incentive Plan is to provide officers, directors, other key employees and consultants of Holdings and its subsidiaries with additional incentives by increasing their ownership interests in Holdings. Awards to key employees may be granted by the Holdings Compensation Committee, and may include: (i) options to purchase shares of Holdings Common Stock, including incentive stock options ("ISOs"), non-qualified stock options or both, which options may contain automatic reload features; (ii) stock appreciation rights ("SARs"), whether in conjunction with the grant of stock options or independent of such grant, or SARs that are only exercisable in the event of a change in control of Holdings (as defined in the 1997 Stock Incentive Plan) or upon other events; (iii) restricted stock, in which Holdings Common Stock is granted to participants subject to restrictions on transferability and other restrictions, which lapse over time; (iv) deferred stock, in which delivery of Holdings Common Stock occurs upon expiration of a deferral period; (v) bonus stock, consisting of a right to receive Holdings Common Stock in an amount determined with reference to a fixed bonus amount; (vi) dividend equivalents, consisting of a right to receive cash, other awards, or other property equal in value to dividends paid with respect to a specified number of shares of Holdings Common Stock, or other periodic payments; or (vii) other awards not otherwise provided for, the value of which are based in whole or in part upon the value of Holdings Common Stock. The 1997 Stock Incentive Plan also provides that each director of Holdings who is neither (i) employed by Holdings at such time, nor
(ii) a member of Holdings' Board by virtue of the fact that such director is employed by or otherwise affiliated with an entity that is a stockholder of Holdings (an "Eligible Director"), will receive, as of the date of the establishment of the 1997 Stock Incentive Plan, a non-discretionary automatic grant of non-qualified stock options for the purchase of 10,000 shares of Holdings Common Stock. Thereafter, as of the day after the annual meeting of stockholders of Holdings to be held in calendar years 1998 and 1999, each Eligible Director will receive additional non-discretionary automatic grants of non-qualified stock options for the purchase of 10,000 shares of Holdings Common Stock in each such year. The exercise price of each share of Holdings Common Stock subject to any Eligible Director's option will be equal to the fair market value of a share of Holdings Common Stock on the date such option is granted. Michael Earley, who is President and Chief Executive Officer of Triton and will be a director of Holdings upon the consummation of the Merger, will be such an Eligible Director under the 1997 Stock Incentive Plan.

    The flexible terms of the 1997 Stock Incentive Plan are intended to, among other things, permit the Holdings Compensation Committee, which administers the 1997 Stock Incentive Plan, to impose performance conditions with respect to any award to key employees, thereby requiring forfeiture of all or a part of any award if performance objectives are not met, or linking the time of exercisability or settlement of an award to the achievement of performance conditions. Awards granted under the 1997 Stock Incentive Plan are generally not assignable or transferable except by the laws of descent and distribution.

    The Holdings Compensation Committee has the authority under the 1997 Stock Incentive Plan, among other things, to: (i) select the officers and other key employees and consultants entitled to receive awards under the 1997 Stock Incentive Plan; (ii) determine the form of awards, or combinations thereof, and whether such awards are to operate on a tandem basis or in conjunction with other awards;
(iii) determine the number of shares of Holdings Common Stock or units or rights covered by an award; and (iv) determine the terms and conditions of any awards granted under the 1997 Stock Incentive Plan, including any restrictions or limitations on transfer, any vesting schedules or the acceleration thereof, and any forfeiture or termination provisions (or waivers thereof) including, but not limited to, in connection with a determination that a 1997 Stock Incentive Plan participant has been terminated for cause (as defined in the 1997 Stock Incentive Plan). Other than with respect to the grant of non-discretionary stock options to Eligible Directors as described above, the exercise price at which shares of Holdings Common Stock may be purchased pursuant to the grant of stock options under the 1997 Stock Incentive Plan is required to be determined at the time of grant by the Holdings Compensation Committee in its discretion, which discretion includes the ability to set an exercise price that is below the fair market value of the shares of Holdings Common Stock covered by such grant at the time of grant. In addition, unless otherwise provided by the Holdings Compensation Committee in an award agreement, all restrictions relating to the continued performance of services and/or the achievement of performance objectives will immediately lapse upon a change in control (as defined in the 1997 Stock Incentive Plan) of Holdings.

    The maximum number of shares of Holdings Common Stock that may be subject to outstanding awards, determined immediately after the grant of any award, may not exceed the greater of 770,000 shares of Holdings Common Stock or 10% of the total number of shares of Holdings Common Stock outstanding (on a fully diluted basis assuming, if applicable, the conversion of all warrants and convertible securities into Holdings Common Stock). Notwithstanding the foregoing, the number of shares of Holdings Common Stock that may be delivered upon exercise of an ISO may not exceed 200,000 shares of Holdings Common Stock, provided, however, that shares subject to ISOs will not be deemed delivered if such ISOs are forfeited, expire or otherwise terminate without delivery of the Holdings Common Stock to the 1997 Stock Incentive Plan participant. In addition, no 1997 Stock Incentive Plan participant may receive awards in any one calendar year relating to more than 125,000 shares of Holdings Common Stock.

    The 1997 Stock Incentive Plan may be amended, altered, suspended, discontinued, or terminated by the Holdings Board without stockholder approval unless such approval is required by law or regulation or under the rules of any stock exchange or automated quotation system on which Holdings Common Stock is then listed or quoted. Thus, stockholder approval will not necessarily be required for amendments which might increase the cost of the 1997 Stock Incentive Plan or broaden eligibility for participation in the 1997 Stock Incentive Plan. Stockholder approval will not be deemed to be required under laws or regulations that condition favorable treatment of participants on such approval, although the Holdings Board may, in its discretion, seek stockholder approval in any circumstance in which it deems such approval advisable.

FEDERAL TAX CONSEQUENCES

    The following is a brief description of the federal income tax consequences generally arising with respect to awards that may be granted under the 1997 Stock Incentive Plan. This discussion is intended for the information of stockholders considering how to vote at the Annual Meeting and not as tax guidance to individuals who participate in the 1997 Stock Incentive Plan.

    The grant of an option or SAR (including a stock-based award in the nature of a purchase right) will create no tax consequences for the grantee or Holdings. A grantee will not have taxable income upon exercising an ISO (except that the alternative minimum tax may apply) and Holdings will receive no deduction at that time. Upon exercising an option other than an ISO (including a stock-based award in the nature of a purchase right), the participant must generally recognize ordinary income equal to the difference between the exercise price and fair market value of the freely transferable and nonforfeitable stock received. In each case, Holdings will be entitled to a deduction equal to the amount recognized as ordinary income by the participant.

    A participant's disposition of shares acquired upon the exercise of an option, SAR or other stock-based award in the nature of a purchase right generally will result in short-term capital gain or loss measured by the difference between the sale price and the participant's tax basis in such shares (or the exercise price of the option in the case of shares acquired by exercise of an ISO and held for the applicable ISO holding periods). Generally, there will be no tax consequences to Holdings in connection with a disposition of shares acquired under an option or other award, except that Holdings will be entitled to a deduction (and the participant will recognize ordinary taxable income) if shares acquired upon exercise of an ISO are disposed of before the applicable ISO holding periods have been satisfied.

    With respect to awards granted under the 1997 Stock Incentive Plan that may be settled either in cash, stock or other property that is either not restricted as to transferability or not subject to a substantial risk of forfeiture, the participant must generally recognize ordinary income equal to the cash or the fair market value of stock or other property received. Holdings will be entitled to a deduction for the same amount. With respect to awards involving stock or other property that is restricted as to transferability and subject to a substantial risk of forfeiture, the participant must generally recognize ordinary income equal to the fair market value of the shares or other property received at the first time the shares or other property become transferable or not subject to a substantial risk of forfeiture, whichever occurs earlier. Holdings will be entitled to a deduction in an amount equal to the ordinary income recognized by the participant. A participant may elect to be taxed at the time of receipt of shares or other property rather than upon lapse of restrictions on transferability or the substantial risk of forfeiture, but if the participant subsequently forfeits such shares or property he would not be entitled to any tax deduction, including a capital loss, for the value of the shares or property on which he previously paid tax. Such election must be made and filed with the IRS within 30 days of the receipt of the shares or other property.

    Section 162(m) of the Code generally disallows a public corporation's tax deduction for compensation to the chief executive officer, and the four other most highly compensated executive officers in excess of $1 million. Compensation that qualifies as "performance-based compensation" is excluded from the $1 million deductibility cap, and therefore remains fully deductible by the corporation that pays it. Triton intends that options granted with an exercise price at least equal to 100% of fair market value of the underlying stock at the date of grant, and other awards the settlement of which is conditioned upon achievement of performance goals (based on performance criteria described above), will qualify as such "performance-based compensation," although other awards under the 1997 Stock Incentive Plan may not so qualify.

RECOMMENDATION OF THE TRITON BOARD

    The affirmative vote of a majority of the outstanding shares of Triton Common Stock present in person or represented by proxy at the Annual Meeting and entitled to vote is required to approve the adoption of the 1997 Stock Incentive Plan. THE TRITON BOARD CONSIDERS THE 1997 STOCK INCENTIVE PLAN TO BE IN THE BEST INTERESTS OF TRITON AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE ADOPTION OF THE 1997 STOCK INCENTIVE PLAN.

              SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                       MANAGEMENT OF TRITON COMMON STOCK

    The following table sets forth, as of the close of business on March 13, 1997, certain information (without giving effect to the Reverse Stock Split to be effected pursuant to the Restated Charter) as to (i) those stockholders known to Triton to be the beneficial owners of more than 5% of the outstanding shares of the Triton Common Stock (based solely upon filings by each of such stockholders with the Commission on Schedule 13D, Schedule 13F or Schedule 13G);
(ii) the beneficial ownership of the shares of Triton Common Stock of each of the current directors and named executive officers of Triton, individually; and
(iii) the beneficial ownership of the shares of Triton Common Stock of all directors and executive officers of Triton as a group without naming them.

                                                                              AMOUNT AND NATURE      PERCENT
                                                                                OF BENEFICIAL     BENEFICIALLY
NAME AND ADDRESS                                                                  OWNERSHIP         OWNED (1)
----------------------------------------------------------------------------  ------------------  -------------
Ryback Management Corporation...............................................        3,507,400(2)         16.3%
  7711 Carondelet Ave., Box 16900
  St. Louis, MO 63105
Morgens Waterfall...........................................................        2,870,783(3)         13.3%
  10 East 50th Street, 26th Floor
  New York, NY 10022
Federated Investors.........................................................        1,235,001(4)          5.7%
  1000 Liberty Street-26th Street
  Federated Investors Tower
  Pittsburgh, PA 15222
Michael M. Earley...........................................................          369,215             1.7%
Mark G. Foletta.............................................................          247,755             1.2%
Richard R. Tartre...........................................................          148,000           *
Michael E. Cahr.............................................................           75,000           *
All executive officers and
  directors as a group (4 persons)..........................................          839,970             3.9%

------------------------

*   Less than 1.0%.

(1) Percentages have been calculated using the outstanding shares of Triton Common Stock as of March 13, 1997 of 21,553,502.

(2) Pursuant to Amendment No. 2 to Schedule 13G filed with the Commission on January 27, 1997 by Ryback Management Corporation ("Ryback"). Shares indicated as beneficially owned by Ryback include 2,146,800 shares beneficially owned by Lindner Growth Fund and 1,360,600 shares beneficially owned by Lindner Bulwark Fund. Ryback has sole voting and dispositive power over all of such 3,507,400 shares.

(3) Pursuant to Amendment No. 4 to Schedule 13D filed with the Commission on October 7, 1996 jointly by (a) Phoenix Partners ("Phoenix"), (b) Betje Partners ("Betje"), (c) Phaeton International N.V. ("Phaeton"), (d) Morgens Waterfall Vintiadis Investments N.V. ("MWV"), (e) Morgens Waterfall Income Partners ("MWIP"), (f) Morgens, Waterfall, Vintiadis & Company, Inc. ("Morgens Waterfall"), (g) Restart Partners L.P. ("Restart"), (h) Restart Partners II, L.P. ("Restart II"), (i) Restart Partners III, L.P. ("Restart III"), (j) Restart Partners IV, L.P. ("Restart IV"), (k) MWV Employee Retirement Plan Group Trust (the "MWV Plan"), (l) The Common Fund for Non-Profit Organizations (the "Common Fund"), (m) Edwin H. Morgens ("Morgens"), and (n) Bruce Waterfall ("Waterfall"). Shares indicated as beneficially owned by Morgens Waterfall include 343,206 shares beneficially owned by MWV, 173,423 shares beneficially owned by Betje, 64,768 shares beneficially owned by

    MWIP, 501,213 shares beneficially owned by Phoenix, 400,687 shares beneficially owned by Restart, 632,697 shares beneficially owned by Restart II, 441,260 shares beneficially owned by Restart III, 211,830 shares beneficially owned by Restart IV, 12,616 shares beneficially owned by the Common Fund, and 89,083 shares beneficially owned by the MWV Plan. Each such entity has sole voting and dispositive power over the shares which it beneficially owns, and disclaims beneficial ownership of any securities owned, directly or indirectly, by any other entity.

(4) Pursuant to Schedule 13G filed with the Commission on February 14, 1994 by Federated Investors ("Federated"). Shares indicated as beneficially owned by Federated, over which the Voting Shares Irrevocable Trust has sole voting and dispositive power and each of John F. Donahue, Rhodora J. Donahue and J. Christopher Donahue has shared voting and dispositive power, represent shares beneficially owned by mutual funds advised by subsidiaries of Federated which have the power to direct investments and vote the securities. For purposes of the reporting requirements of Regulation 13D of the Exchange Act, Federated, its principal stockholders and its investment adviser subsidiaries may be deemed to be beneficial owners of such securities; however, in accordance with Rule 13d-4 under the Exchange Act, Federated, its principal stockholders, and its investment adviser subsidiaries declare that the filing of the Schedule 13G disclosing beneficial ownership of the securities should not be construed as an admission that they are the beneficial owners of such securities, and Federated, its principal stockholders and its investment adviser subsidiaries expressly disclaim that they are in fact the beneficial owner of such securities.

             OWNERSHIP OF ALARMGUARD SECURITIES PRIOR TO THE MERGER

    The following table sets forth certain information regarding the ownership of Alarmguard Voting Common Stock and Alarmguard Preferred Stock as of March 13, 1997 for (i) each stockholder of Alarmguard who is the beneficial owner of at least 5% of Alarmguard Voting Common Stock or Alarmguard Preferred Stock; (ii) each person who is a director of Alarmguard; (iii) each person who serves as an executive officer of Alarmguard; and (iv) all persons who are directors or executive officers of Alarmguard, as a group.

                                                                     PERCENTAGE OF
                                                                         TOTAL                          PERCENTAGE OF
                                                  NUMBER OF SHARES    ALARMGUARD                          SHARES OF
                                                    OF ALARMGUARD    VOTING COMMON  NUMBER OF SHARES     ALARMGUARD
NAME OF                                             VOTING COMMON        STOCK        OF ALARMGUARD    PREFERRED STOCK
BENEFICIAL OWNER                                        STOCK         OUTSTANDING    PREFERRED STOCK     OUTSTANDING
------------------------------------------------  -----------------  -------------  -----------------  ---------------
Canaan Entities(1)..............................          40,000           19.6%           40,000              32.7%
  105 Rowayton Avenue
  Rowayton, Ct. 06853
Triumph-Connecticut Limited                               64,498           31.6%           30,750              25.1%
  Partnership...................................
  60 State Street
  21st Floor
  Boston, MA 02109
Russell R. MacDonnell(2)........................          22,175           10.7%              500             *
David Heidecorn(3)..............................           7,713            3.8%              750             *
Stuart L. Bell(4)...............................           4,159            2.0%            2,500               2.0%
Stephen L. Green(5).............................          40,000           19.6%           40,000              32.7%
Patrick J. Herbert, III(6)......................          25,696           12.6%           14,750              12.0%
Wiley T. Buchanan...............................           3,500            1.7%            3,500               2.9%
Ronald V. Davis(7)..............................           3,000            1.5%            3,000               2.4%
Thomas W. Janes(8)..............................          64,498           31.6%           30,750              25.1%
Gregory J. Westhoff(9)..........................           6,950            3.4%                0             *
Joseph J. Monachino(10).........................             731           *                    0             *
Peter M. Rogers.................................               0           *                     0           *
All persons who are directors or
  executive officers of
  Alarmguard, as a group........................          178,422           85.4%           95,750              78.2%

------------------------

*   Less than 1.0%.

 (1) Consists of (a) Canaan Venture Limited Partnership, which owns 11,800 shares of Alarmguard Voting Common Stock and 11,800 shares of Alarmguard Preferred Stock and (b) Canaan Venture Offshore Limited Partnership C.V., which owns 28,200 shares of Alarmguard Voting Common Stock and 28,200 shares of Alarmguard Preferred Stock. Each of the Canaan Entities has sole voting power with respect to its shares.

 (2) Includes stock options exercisable within 60 days to purchase 2,425 shares of Alarmguard Voting Common Stock.

 (3) Includes stock options exercisable within 60 days to purchase 1,213 shares of Alarmguard Voting Common Stock.

 (4) Includes 2,500 shares of Alarmguard Voting Common Stock held by Mr. Bell as custodian for the benefit of his three minor children and 1,659 shares of Alarmguard Voting Common Stock held by BF

    Partners, of which Mr. Bell is a partner. Mr. Bell has sole voting power with respect to such 1,659 shares.

 (5) Mr. Green is a general partner of various venture capital investment funds that may be deemed to be affiliated with the Canaan Entities, and thus, under the rules and regulations of the Commission, may be deemed to be the beneficial owner of the shares of Alarmguard Voting Common Stock and Alarmguard Preferred Stock owned by the Canaan Entities. Accordingly, such shares are included in the table as beneficially owned by Mr. Green. Mr. Green is not a general partner of the Canaan Entities and has no voting power with respect to such shares. Mr. Green disclaims beneficial ownership of such shares.

 (6) Includes 23,196 shares of Alarmguard Common Stock, 5,000 shares of Series A Preferred Stock and 7,250 shares of Series B Preferred Stock held by Alis; and 2,500 shares of Alarmguard Common Stock and 2,500 shares of Series A Preferred Stock held by the 1994 Trust. Mr. Herbert serves as trustee of the 1994 Trust and is President of Simpson Estates, Inc., which is general partner of Alis and thus, under the rules and regulations of the Commission, may be deemed to be the beneficial owner of the shares held by the Alis Entities. Mr. Herbert has sole dispositive power with respect to 23,833 shares of Alarmguard Common Stock, 7,450 shares of Series A Preferred Stock and 7,250 shares of Series B Preferred Stock; and shared dispositive power with respect to 1,713 shares of Alarmguard Common Stock. Mr. Herbert disclaims beneficial ownership with respect to 25,526 shares of Alarmguard Common Stock, 7,450 shares of Series A Preferred Stock and 7,200 shares of Series B Preferred Stock.

 (7) The 3,000 shares of Alarmguard Voting Common Stock and the 3,000 shares of Alarmguard Preferred Stock are owned of record by Davis Capital, an entity controlled by Mr. Davis, and thus, under the rules and regulations of the Commission, Mr. Davis may be deemed to be the beneficial owner of such shares.

 (8) Mr. Janes is a general partner of Triumph, and thus, under the rules and regulations of the Commission, may be deemed to be the beneficial owner of the shares of Alarmguard Voting Common Stock and Alarmguard Preferred Stock owned by Triumph. Accordingly, such shares are included in the table as beneficially owned by Mr. Janes. Triumph has sole voting power with respect to such shares. Mr. Janes disclaims beneficial ownership of such shares.

 (9) Includes stock options exercisable within 60 days to purchase 700 shares of Alarmguard Voting Common Stock.

(10) Includes stock options exercisable within 60 days to purchase 731 shares of Alarmguard Voting Common Stock.

               OWNERSHIP OF HOLDINGS SECURITIES AFTER THE MERGER

    The following table sets forth certain information (without giving effect to the New Noteholders Warrants) regarding the anticipated ownership of the Holdings Common Stock based upon the ownership of (x) the Triton Common Stock as of the close of business on March 13, 1997 and (y) the Alarmguard Common Stock and the Alarmguard Preferred Stock as of March 13, 1997 as adjusted by the Common Stock Conversion Ratio and the Preferred Stock Conversion Ratio, respectively, for (i) each stockholder of Triton or Alarmguard who will be the beneficial owner of at least 5% of the Holdings Common Stock; (ii) each person who is expected to become a director of Holdings; (iii) certain persons who are expected to serve as executive officers of Holdings; and (iv) all persons expected to be directors or executive officers of Holdings, as a group.

                                                                                   NUMBER OF SHARES OF
                                                                                     HOLDINGS COMMON
NAME OF                                                                                STOCK TO BE       PERCENTAGE
BENEFICIAL OWNER                                                                   BENEFICIALLY OWNED     OF TOTAL
---------------------------------------------------------------------------------  -------------------  -------------
Canaan Entities..................................................................          793,103(1)          15.8%
  105 Rowayton Ave.
  Rowayton, Ct. 06853
Triumph-Connecticut Limited Partnership..........................................          767,554             15.3%
  60 State Street
  21st Floor
  Boston, MA 02109
Ryback Management Corporation....................................................          350,740(2)           7.0%
  7711 Carondelet Ave., Box 16900
  St. Louis, MO 63105
Patrick J. Herbert, III..........................................................          332,465(3)           6.6%
  Simpson Estates, Inc.
  30 North La Salle Street
  Suite 1232
  Chicago, IL 60602
Morgens Waterfall................................................................          287,078(4)           5.7%
  10 East 50th Street, 26th Floor
  New York, NY 10022
Russell R. MacDonnell............................................................           89,682(5)           1.8%
David Heidecorn..................................................................           39,673(6)         *
Michael M. Earley................................................................           36,922            *
Stuart L. Bell...................................................................           55,125(7)           1.1%
Stephen L. Green.................................................................          793,103(8)          15.8%
Thomas W. Janes..................................................................          767,554(9)          15.3%
Michael E. Cahr..................................................................            7,500            *
Gregory J. Westhoff..............................................................           25,578(10)        *
Joseph J. Monachino..............................................................            2,691(11)        *
Peter M. Rogers..................................................................                0            *
All persons expected to become directors or
  executive officers of Holdings, as a group.....................................        1,817,827             36.0%

------------------------

*   Less than 1.0%.

(1) The Canaan Entities consist of the following entities, each of which, after the consummation of the Merger, will beneficially own the number of shares of Holdings Common Stock indicated after its name: (a) Canaan Venture Limited Partnership (233,965) and (b) Canaan Venture Offshore Limited

    Partnership C.V. (559,138). Each of the Canaan Entities has sole voting power with respect to its shares.

(2) Pursuant to Amendment No. 2 to Schedule 13G filed with the Commission on January 27, 1997 by Ryback. Shares indicated as beneficially owned by Ryback include 214,680 shares beneficially owned by Lindner Growth Fund and 136,060 shares beneficially owned by Lindner Bulwark Fund. Ryback has sole voting and dispositive power over all of such 350,740 shares.

(3) Includes 285,633 shares held by Alis and 46,832 shares held by the 1994 Trust. Mr. Herbert serves as trustee of the 1994 Trust and is President of Simpson Estates, Inc., which is general partner of Alis, and thus, under the rules and regulations of the Commission, may be deemed to be the beneficial owner of the shares held by the Alis Entities. Mr. Herbert has sole dispositive power with respect to 324,857 shares and shared dispositive power with respect to 6,304 shares. Mr. Herbert disclaims beneficial ownership with respect to 330,226 shares.

(4) Pursuant to Amendment No. 4 to Schedule 13D filed with the Commission on October 7, 1996 jointly by (a) Phoenix, (b) Betje, (c) Phaeton, (d) MWV, (e) MWIP, (f) Morgens Waterfall, (g) Restart, (h) Restart II, (i) Restart III,
    (j) Restart IV, (k) the MWV Plan, (l) the Common Fund, (m) Morgens and (n) Waterfall. Shares indicated as beneficially owned by Morgens Waterfall include (subject to rounding error due to the Reverse Stock Split) 34,321 shares beneficially owned by MWV, 17,342 shares beneficially owned by Betje, 6,479 shares beneficially owned by MWIP, 50,121 shares beneficially owned by Phoenix, 40,069 shares beneficially owned by Restart, 63,270 shares beneficially owned by Restart II, 44,126 shares beneficially owned by Restart III, 21,183 shares beneficially owned by Restart IV, 1,262 shares beneficially owned by the Common Fund, and 8,908 shares beneficially owned by the MWV Plan. Each such entity has sole voting and dispositive power over the shares which it beneficially owns, and disclaims beneficial ownership of any securities owned, directly or indirectly, by any other entity.

(5) Includes Assumed Options exercisable within 60 days to purchase 8,925 shares.

(6) Includes Assumed Options exercisable within 60 days to purchase 4,462 shares.

(7) Includes 9,200 shares held by Mr. Bell as custodian for the benefit of his three minor children and 6,105 shares held by BF Partners, of which Mr. Bell is a partner. Mr. Bell has sole voting power with respect to such 6,105 shares.

(8) Mr. Green is a general partner of various venture capital investment funds that may be deemed to be affiliated with the Canaan Entities, and thus, under the rules and regulations of the Commission, may be deemed to be the beneficial owner of the shares of Holdings Common Stock that will be owned by the Canaan Entities after the Merger. Accordingly, such shares are included in the table as beneficially owned by Mr. Green. Mr. Green is not a general partner of the Canaan Entities, and has no voting power with respect to such shares. Mr. Green disclaims beneficial ownership of such shares.

(9) Mr. Janes is a general partner of Triumph, and thus, under the rules and regulations of the Commission, may be deemed to be the beneficial owner of the shares of Holdings Common Stock that will be owned by Triumph after the Merger. Accordingly, such shares are included in the table as beneficially owned by Mr. Janes. Triumph has sole voting power with respect to such shares. Mr. Janes disclaims beneficial ownership of such shares.

(10) Includes Assumed Options exercisable within 60 days to purchase 2,576 shares.

(11) Includes Assumed Options exercisable within 60 days to purchase 2,691 shares.

                    MANAGEMENT OF HOLDINGS AFTER THE MERGER

DIRECTORS AND EXECUTIVE OFFICERS OF HOLDINGS AFTER THE MERGER

    The following table sets forth certain information regarding the persons who are expected to serve as directors and executive officers of Holdings and Alarmguard, Inc. following the Merger. Pursuant to the Merger Agreement, (i) Triton will designate Michael M. Earley and Michael E. Cahr to be nominated and elected to the Board of Directors of Holdings effective upon consummation of the Merger; and (ii) Alarmguard will designate Russell R. MacDonnell, David Heidecorn, Stuart L. Bell, Stephen L. Green and Thomas W. Janes to be nominated and elected to the Holdings Board effective upon consummation of the Merger. Pursuant to the Merger Agreement, each of Messrs. MacDonnell, Earley and Bell will be first appointed as Class III directors with an initial term of three years; each of Messrs. Green and Cahr will be appointed as Class II directors with an initial term of two years; and each of Messrs. Heidecorn and Janes will be appointed as Class I directors with an initial term of one year. See "PROPOSALS 2(a)-(g): THE RESTATED CHARTER PROPOSALS." Unless otherwise indicated, all positions refer to positions at Holdings.

NAME                                                       AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------
Russell R. MacDonnell................................          48   Director, Chairman,
                                                                      President and Chief Executive Officer
David Heidecorn......................................          40   Director, Executive Vice
                                                                      President and Chief Financial Officer
Michael M. Earley....................................          41   Director
Stuart L. Bell.......................................          43   Director
Stephen L. Green.....................................          45   Director
Michael E. Cahr......................................          56   Director
Thomas W. Janes......................................          41   Director
Gregory J. Westhoff..................................          47   Vice President of Holdings, President and
                                                                      Chief Operating Officer of
                                                                      Alarmguard, Inc.
Joseph J. Monachino..................................          45   Vice President, Sales and Marketing,
                                                                      of Alarmguard, Inc.
Peter M. Rogers......................................          43   Vice President, Operations,
                                                                      of Alarmguard, Inc.

    RUSSELL R. MACDONNELL currently serves as Chairman, President, Chief Executive Officer and director of Alarmguard. From 1973 to 1985, Mr. MacDonnell served as President of Sonitrol Security Systems ("Sonitrol Security"), which was the Northeast distributor for Sonitrol Corporation. At Sonitrol Security, Mr. MacDonnell participated in the founding, licensing and operation of over 23 dealers in the Northeast region. From July 1986 to May 1991, Mr. MacDonnell served as Chairman and Chief Executive Officer of Security Link Corporation, which provided security alarm services and equipment in the Northeast, Midwest, Mid-Atlantic and Southeast regions. See "--Certain Transactions." In December 1991, Mr. MacDonnell founded Alarmguard. Mr. MacDonnell is a member of the Fairchester Chapter of Young Presidents Organization, the American Society for Industrial Security, the National Burglar and Fire Alarm Association, as well as various other security alarm industry organizations. Mr. MacDonnell received a B.A. from Williams College in 1970 and a J.D. from Boston University School of Law in 1973.

    DAVID HEIDECORN currently serves as Executive Vice President, Chief Financial Officer and director of Alarmguard. Mr. Heidecorn is one of the founding investors in Alarmguard. In 1984, Mr. Heidecorn joined General Electric Company in the International Sector. From 1986 to 1992, Mr. Heidecorn was employed by GE Capital Corporation, as a Vice President in the Leveraged Finance Group and a Senior Vice President of the Corporate Finance Group, where he led the Bankruptcy and Reorganization Finance activity for the Northeast. He received his B.A. in Economics from Lehigh University and his M.B.A. in Finance from Columbia University.

    STUART L. BELL currently serves as director of Alarmguard. Mr. Bell served as the Executive Vice President and Chief Financial Officer of CUC International from 1983 to January 1995, and has served as Special Advisor to the Chief Executive Officer of CUC International since February 1995. Mr. Bell also serves as director of Harbinger Corp. and International Telecommunication Data Systems, Inc. and the Chairman of Innovative Medical Research, Inc.

    MICHAEL E. CAHR has been a director of Triton since June 1993 and serves as President and Chief Executive Officer of Allscripps Pharmaceuticals, Inc., a privately-owned company engaged in the distribution of pharmaceutical products. He has served in this position since June 1994. He served as a Venture Group Manager for Allstate Venture Capital, a division of Allstate Insurance Company, between 1987 and June 1994. He is also a director of LifeCell Corporation, Optek Technologies, Inc., and several privately-owned companies.

    MICHAEL M. EARLEY has served as the President and Chief Executive Officer of Triton since February 1996 and as a director since June 1993. Mr. Earley has served as President and Chief Operating Officer (June 1994 to January 1996) and Senior Vice President and Chief Financial Officer of Triton and Intermark, Inc. (1991 to 1994). He is also a director of Mission West and Ridgewood.

    STEPHEN L. GREEN currently serves as director of Alarmguard. Mr. Green is general partner of Canaan Partners, a venture capital fund located in Rowayton, Connecticut. Prior to joining Canaan Partners in November 1991, he served as Managing Director in GE Capital's Corporate Finance Group for more than five years. Mr. Green also serves as a director of the following public companies:
CapMAC Holdings Inc.; Chartwill Re Corporation; Suiza Foods Corporation; and Advance Paradigm Inc.

    THOMAS W. JANES currently serves as a director of Alarmguard. Mr. Janes is a Managing Director of Triumph Capital Group, Inc., a private equity money management firm which, through its affiliates, manages Triumph Connecticut Limited Partnership, of which Mr. Janes is a general partner. He has been affiliated with Triumph Capital Group, Inc. since 1990. Mr. Janes also serves as a director of Ascent Pediatrics, Inc. and Dairy Mart Convenience Stores, Inc.

    GREGORY J. WESTHOFF currently serves as Vice President of Alarmguard and President and Chief Operating Officer of Alarmguard, Inc. Mr. Westhoff was the Vice President, Mid-Atlantic Region, and Chief Operating Officer of SecurityLink Corporation, where he served from December 1989 until May 1992 in Philadelphia, Pennsylvania. See "--Certain Transactions." Prior to joining SecurityLink Corporation, Mr. Westhoff was Eastern Regional Manager of Westec Security in Philadelphia from 1988 to 1989. From 1985 to 1988, Mr. Westhoff was District Manager for Rollins Protective Services and General Manager for Warner Amex Security Systems from 1981 to 1985. Mr. Westhoff was General Manager for American Alarm from 1976 to 1981 and District Manager for Westinghouse Security Systems from 1969 to 1976. Mr. Westhoff graduated from Edinboro University of Pennsylvania in 1969.

    JOSEPH J. MONACHINO currently serves as Vice President, Sales and Marketing, of Alarmguard, Inc. Mr. Monachino joined Alarmguard, Inc. in July 1994 to manage its sales and marketing functions. Prior to joining Alarmguard, Inc., Mr. Monachino formed his own marketing consulting group located in Westport, Connecticut serving clients including Holmes Protection Group, LTD and Dictograph Franchise Corporation. Mr. Monachino also served as Vice President of Marketing for SecurityLink Corporation from 1987 to 1991. See "--Certain Transactions." Mr. Monachino earned his B.A. from Franklin College in 1973 and a Masters of Divinity from Yale University in 1976.

    PETER M. ROGERS currently serves as Vice President, Operations, of Alarmguard, Inc. Mr. Rogers joined Alarmguard, Inc. in November of 1994 to direct Alarmguard's MIS, telecommunications, purchasing and inventory, training and standards/procedures areas. Mr. Rogers served as Vice President of Operations with SecurityLink Corporation from 1989 to 1991. See "--Certain Transactions." Mr. Rogers served as Eastern Regional Manager with Eddie Bauer from 1981 to 1984, Beekly Corporation as Vice President Operations from 1984 to 1989, and Windsor Marketing Group as Vice President of Sales from 1991 to 1994. Mr. Rogers earned his B.A. from Harvard University in 1976 and his M.B.A. from Rensselaer Polytechnic Institute in 1990.

EXECUTIVE COMPENSATION

    The following table summarizes the compensation for fiscal 1996 for the persons expected to become the Chief Executive Officer and the named executive officers of Holdings after the Merger. Unless otherwise indicated, the position set forth is such officer's position at Alarmguard.

                           SUMMARY COMPENSATION TABLE

                                                                                             LONG TERM
                                                                                           COMPENSATION
                                                                                          ---------------
                                                                                            SECURITIES
                                                                                            UNDERLYING          ALL
                                                                                              OPTIONS          OTHER
NAME AND                                                           ANNUAL      ANNUAL       GRANTED(1)     COMPENSATION
PRINCIPAL POSITION                                      YEAR     SALARY ($)   BONUS ($)         (#)             (#)
----------------------------------------------------  ---------  ----------  -----------  ---------------  -------------
Russell R. MacDonnell,..............................       1996  $  271,882   $  67,500              0      $   8,496(2)
  Chairman, President and
  Chief Executive Officer
David Heidecorn,....................................       1996  $  193,349   $  57,500              0      $   7,053(3)
  Executive Vice President and
  Chief Financial Officer
Gregory J. Westhoff,................................       1996  $  140,835   $  40,000              0      $   6,741(4)
  Vice President
Joseph J. Monachino,................................       1996  $  120,069   $  15,000              0      $   7,043(5)
  Vice President, Sales and
  Marketing of Alarmguard, Inc.
Peter M. Rogers,....................................       1996  $   95,000   $  20,000              0      $   5,075(6)
  Vice President, Operations of
  Alarmguard, Inc.

------------------------

(1) Number of shares of Holdings Common Stock, after giving effect to the Common Stock Conversion Ratio, issuable after the Merger pursuant to the Assumed Options.

(2) Includes (i) $772 representing the imputed interest on a loan from Alarmguard to Mr. MacDonnell used to exercise certain options in 1994; (ii) $1,758 of contributions by Alarmguard to Mr. MacDonnell's account in Alarmguard's 401(k) Savings Plan; and (iii) $5,966 of life insurance and health insurance premiums paid by Alarmguard for Mr. MacDonnell.

(3) Includes (i) $254 representing the imputed interest on a loan from Alarmguard to Mr. Heidecorn used to exercise certain options in 1994; and
    (ii) $1,349 of contributions by Alarmguard to Mr. Heidecorn's account in Alarmguard's 401(k) Savings Plan; and (iii) $5,450 of life insurance and health insurance premiums paid by Alarmguard for Mr. Heidecorn.

(4) Includes (i) $275 representing the imputed interest on a loan from Alarmguard to Mr. Westhoff used to exercise certain options in 1994; and
    (ii) $1,016 of contributions by Alarmguard to Mr. Westhoff's account in Alarmguard's 401(k) Savings Plan; and (iii) $5,450 of life insurance and health insurance premiums paid by Alarmguard for Mr. Westhoff.

(5) Includes (i) $1,593 of contributions by Alarmguard to Mr. Monachino's account in Alarmguard's 401(k) Savings Plan; and (ii) $5,450 of life insurance and health insurance premiums paid by Alarmguard for Mr. Manachino.

(6) Includes (i) $1,356 of contributions by Alarmguard to Mr. Rogers account in Alarmguard's 401(k) Savings Plan; and (ii) $3,719 of life insurance and health insurance premiums paid by Alarmguard for Mr. Rogers.

    Other compensation in the form of perquisites and other personal benefits has been omitted from the above table as the aggregate amount of such perquisites and other personal benefits constituted the lesser of $50,000 or 10% of the total annual salary and bonus of each named executive officer for such year.

    The following table sets forth at December 31, 1996 the number of options and the value of unexercised options held by each of the executive officers named in the Summary Compensation Table. None of such executive officers were granted or exercised any options during fiscal 1996.

                         FISCAL YEAR-END OPTION VALUES

                                      NUMBER OF UNEXERCISED        VALUE OF UNEXERCISED
                                        OPTIONS AT FISCAL              IN-THE-MONEY
                                          YEAR-END (1)         OPTIONS AT FISCAL YEAR-END(2)
NAME                                 EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
-----------------------------------  -----------------------  -------------------------------
Russell R. MacDonnell..............        8,925/8,373                 $86,300/$80,962
David Heidecorn....................        4,462/4,186                 $43,150/$40,481
Gregory H. Westhoff................        2,576/3,312                 $24,911/$32,029
Joseph J. Monachino................        2,691/2,553                 $26,024/$24,689
Peter M. Rogers....................            0/736                        $0/$7,118

------------------------

(1) Number of shares of Holdings Common Stock, after giving effect to the Common Stock Conversion Ratio, issuable after the Merger pursuant to the Assumed Options unexercised at the end of 1996.

(2) Based on Triton Common Stock price of $10.00 per share and average exercise price of $0.33 per share.

    1997 STOCK INCENTIVE PLAN. If the 1997 Stock Incentive Plan is adopted by the Triton stockholders, certain members of senior management of Holdings will be eligible to receive grants of ISOs, SARs, restricted stock, deferred stock, bonus stock, dividend equivalents or other awards consisting, or based on the value, of Holdings Common Stock. See "PROPOSAL 4: ADOPTION OF THE 1997 STOCK INCENTIVE PLAN."

    SEVERANCE AGREEMENTS. The Merger Agreement provides that, as a condition to the closing of the Merger, Triton will enter into the Severance Agreements with Russell R. MacDonnell, who will be Chairman, President and Chief Executive Officer of Holdings, David Heidecorn, who will be Executive Vice President and Chief Financial Officer of Holdings, and Gregory J. Westhoff, who will be Vice President of Holdings (each such person, an "Executive"). The Severance Agreements provide benefits to the Executives in the event of their resignation or termination under certain specified situations.

    The Severance Agreements provide that in the event an Executive is involuntarily terminated by Holdings without "cause" or resigns for "good reason" (as such terms are defined in the Severance Agreements), the Executive will be provided with the following termination payments and benefits: (a) any earned and accrued but unpaid installment of such Executive's base salary; (b) an amount equal to the sum of the Executive's annual base salary and the average of the Executive's last three years' bonus compensation earned from Holdings or Alarmguard; (c) reimbursements of reasonable expenses incurred by the Executive for a period of one year in seeking subsequent employment, to a maximum of $25,000; (d) benefit continuation for a period of one year; and (e) the Executive's awards under the 1997 Stock Incentive Plan will continue to vest or be exercisable for the duration of the term of such award as if such Executive's employment with Holdings had continued during such term. In the event of an Executive's termination of employment by reason of his death, Holdings will pay to such Executive's designated beneficiary or estate the amounts and benefits described in subparagraphs (a) and (b) above, and will allow an acceleration of the vesting and exercisablity of all awards granted under the 1997 Stock Incentive Plan. In the event of an Executive's termination of employment for cause, disability, or his resignation without good reason, then Holdings will pay to such Executive only the payments and benefits described in subparagraph
(a) above (except that, in the case of a disability, such Executive will also receive the benefits set forth in subparagraph (e) above).

    In the event of the termination or resignation of an Executive for any reason after a "change in control" (as such term is defined in the Severance Agreements) of Holdings, Holdings will pay to such Executive (i) the amounts described in subparagraph (a) in the previous paragraph, (ii) the amounts described in paragraph (b) and (iii) the benefits described in subparagraphs (c) and (d) in the previous paragraph (the "Change in Control Benefits"). The termination or resignation of an Executive for any reason after a change in control will also cause the accelerated vesting and lapse of restriction provisions of the 1997 Stock Incentive Plan to become applicable to the awards granted to such Executive. The Change in Control Benefits and the accelerated vesting and lapse of restriction provisions of the 1997 Stock Incentive Plan will also be applicable to an Executive in the event of his termination of employment by Holdings within the four month period (i) prior to the date of a change in control of Holdings, (ii) following commencement of certain "tender offers" for Holdings stock, (iii) following the execution by Holdings of an agreement the consummation of which would constitute a change in control, (iv) following the solicitation of proxies for the election of directors by anyone other than Holdings, or (v) following the approval by Holdings' stockholders of certain transactions the consummation of which would result in a change of control.

    The Severance Agreements provide for a tax "gross-up" payment in the event that payments to an Executive after a change in control of Holdings result in "parachute payments" as defined in Section 280G of the Code, in an amount (on an after-tax basis) equal to the excise tax (if any) imposed on such Executive by reason Section 4999 of the Code on any "excess parachute payments" (as defined in Section 280G of the Code) received by such Executive.

    The Severance Agreements provide that Holdings will indemnify an Executive for certain losses in connection with proceedings to which such Executive may be made a party or with which he may be threatened by reason of his being or having been an employee, officer or director of Holdings or of any other entity at Holdings' request, other than in connection with actions taken by such Executive which constitute gross negligence in the performance of his duties for Holdings which such Executive has undertaken without the reasonable good faith belief that such actions were in the best interests of Holdings.

    The Severance Agreements provide for certain non-competition restrictions on the Executives. Pursuant to the Severance Agreements, the Executives agree that they will not (generally, and with certain exceptions) (i) during the period of their employment with Holdings, and (ii) in the event of the their termination or resignation from their employment for any reason (other than in connection with a change in control), for the one-year period thereafter, own, manage, lend to or join (as an employee or otherwise) any business which "competes" with Holdings, as defined in the Severance Agreements (generally, an entity will be deemed to compete with Holdings if it is engaged in the residential and/or commercial security alarm business).

    TGM MANAGEMENT AGREEMENT. The Merger Agreement provides that, as a condition precedent to the closing of the Merger, Triton will enter into the TGM Management Agreement pursuant to which it will engage TGM to assume the costs and maintain the capability of Triton's San Diego office and to provide management and consulting services to Holdings. Holdings will engage TGM as an independent contractor for a period of one year following consummation of the Merger to provide services primarily associated with (i) the liquidation of Triton's remaining assets and liabilities; and (ii) the transition of the surviving entity in the Merger into a public company. In connection with these services, TGM will pay the normal and recurring expenses and obligations of Triton's San Diego corporate office, including personnel and occupancy costs. Triton will pay TGM, as compensation, an aggregate of $540,000, $300,000 of which is payable by Triton upon consummation of the Merger, with the remaining $240,000 payable monthly ($20,000 per month) by Holdings for the entire one-year term of the contract. During the term of the TGM Management Agreement, Holdings will reimburse TGM for all reasonable business-related travel expenses incurred by TGM and its representatives in connection with the TGM Management Agreement.

DIRECTORS COMPENSATION

    Non-employee members of the Holdings Board will receive $1,000 for each meeting attended of the Holdings Board or a committee thereof. All directors will be reimbursed for out-of-pocket expenses incurred to attend meetings of the Holdings Board or a committee thereof. In addition, Eligible Directors will receive, as of the date of the establishment of the 1997 Stock Incentive Plan, a non-discretionary automatic grant of non-qualified stock options for the purchase of 10,000 shares of Holdings Common Stock. Thereafter, as of the day after the annual meeting of stockholders of Holdings to be held in calendar years 1998 and 1999, each Eligible Director will receive additional non-discretionary automatic grants of non-qualified stock options for the purchase of 10,000 shares of Holdings Common Stock in each such year. The exercise price of each share of Holdings Common Stock subject to any Eligible Director's option will be equal to the fair market value of a share of Holdings Common Stock on the date such option is granted. See "PROPOSAL 4: ADOPTION OF THE 1997 STOCK INCENTIVE PLAN."

CERTAIN TRANSACTIONS

    ALARMGUARD SUBORDINATED DEBT. Each of Alis, the Trust, BF Partners, Coast Mezzanine Investments, Ltd. ("Coast"), and Triumph (collectively, the "Subordinated Debt Holders") are holders of amended and restated debentures issued by Alarmguard (the "Debentures"). The Debentures represent an aggregate principal amount of $4,950,480. Patrick J. Herbert, III is a member of the Alarmguard Board and has sole voting and sole and shared investment power with respect to the shares of Alarmguard Common Stock, Alarmguard Series A Preferred Stock and Alarmguard Series B Preferred Stock held of record by Alis and the Trust. Stuart L. Bell is a member of the Alarmguard Board and is expected to become a member of the Holdings Board, and is a general partner of BF Partners. Coast, through its ownership of Alarmguard Non-Voting Common Stock, owns approximately 14% of the outstanding shares of Alarmguard Common Stock. Thomas
W. Janes is a member of the Alarmguard Board and is a managing director of Triumph.

    Pursuant to the terms of the Debentures, Alarmguard paid interest to each Subordinated Debt Holder at the rate of 8% per annum from November 17, 1995 through September 30, 1996. From November 1, 1996 through March 31, 1998, the interest rate is 10% per annum. On March 31, 1998, Alarmguard is obligated to redeem, at par, the entire outstanding stated principal amount of each Debenture.

    The Debentures do not contain any covenants restricting the payment of any dividends on or redemption of the capital stock of Alarmguard. All principal and interest payments made by Alarmguard in connection with the Debentures will be made on a pro-rated basis among the holders of all outstanding Debentures in proportion to the outstanding aggregate principal amount of the Debenture held by each Subordinated Debt Holder. Alarmguard may prepay any Debenture, in whole or in part, at any time, on at least 30 days' written notice to the holder of such Debenture. The repayment of the Debentures is subordinated to the obligations of Alarmguard to repay the sums owed to the lenders and Agent under the Credit Facility and to the holder under the Bridge Note.

    Alarmguard is obligated to redeem the Debentures in their entirety and pay to each Subordinated Holder any outstanding interest and principal associated with such Debenture (i) upon the completion of an initial public offering of Alarmguard Common Stock; (ii) upon the merger of Alarmguard with or into another entity; (iii) upon the sale by Alarmguard of all or substantially all of its assets; and (iv) subject to certain limitations set forth in the Debenture, at the option of any Subordinated Debt Holder, upon a material breach by Alarmguard of the terms and conditions of that certain Subscription Agreement dated November 17, 1995, as amended, by and among Alarmguard and the Subordinated Debt Holders, provided such Subordinated Debt Holder has given Alarmguard written notice of such breach and Alarmguard has not cured such breach within 30 days of receipt of such notice. If Alarmguard defaults on the payment of any installments of principal or interest under the Debenture and such default continues for a period of ten days, then (i) the Subordinated Debt Holder may declare the entire unpaid principal amount, together with all interest accrued thereon, due and payable; and (ii) in the case of a default in the payment of principal, the holders of a majority of the principal amount of all outstanding Debentures may, at their election, compel a Reorganization Event (as such term is defined in the Debenture). Pursuant to the Agreement in Principle, Alarmguard will refinance the Debentures in connection with the consummation of the Merger.

    REAL ESTATE MATTERS. On July 1, 1993, Alarmguard entered into a lease with respect to Alarmguard's executive offices, central monitoring station and administrative headquarters located at 125 Frontage Road, Orange, Connecticut, with 125 Frontage Road LLC, a company controlled by Russell R. MacDonnell, who is Chairman, President and Chief Executive Officer of Alarmguard and who is expected to be Chairman, President and Chief Executive Officer of Holdings. Such lease expires on June 30, 2003 and provides for monthly rent payments of $25,416.67 per month for an aggregate of $305,000 per year. Alarmguard believes that such lease is on terms no less favorable than are available from an unaffiliated third party.

    CERTAIN OTHER MATTERS. In July 1993, Alarmguard acquired SecurityLink Corporation, a company which provided security alarm services and equipment in the Northeast region for approximately $13 million in cash and notes. From July 1986 to May 1991, Russell R. MacDonnell, the Chairman, President and Chief Executive Officer of Alarmguard, served as Chairman and Chief Executive Officer of SecurityLink Corporation. From May 1991 to May 1992, Gregory J. Westhoff, Vice President of Alarmguard, President and Chief Operating Officer of Alarmguard, Inc., served as Vice President, Mid-Atlantic Region, of SecurityLink Corporation. From May 1989 to August 1992, Joseph J. Monachino, Vice President, Sales and Marketing, of Alarmguard, Inc., served as Vice President, Marketing, of SecurityLink Corporation. From 1989 to 1991, Peter M. Rogers served as Vice President of Operations of SecurityLink Corporation. In September 1991, SecurityLink Corporation was placed into involuntary bankruptcy proceedings under Chapter 11. SecurityLink Corporation emerged from such bankruptcy proceedings in April 1993. At the time SecurityLink Corporation was acquired by Alarmguard, none of Messrs. MacDonnell, Westhoff and Monachino had any ownership interest in SecurityLink Corporation.

    The wife of Russell R. MacDonnell owns a controlling interest in Rapid Response ("Rapid Response"), a company that performs wholesale security alarm monitoring services. In connection with Alarmguard's acquisition program, Alarmguard from time to time purchases subscriber accounts from sellers which utilize the services of Rapid Response pursuant to contracts that pre-date such acquisitions. Alarmguard allows such contracts to be completed before integrating the subscribers into Alarmguard's monitoring services. Alarmguard paid Rapid Response $108,834 in 1995 and $127,223 in 1996. Alarmguard believes that the transactions with Rapid Response are on terms no less favorable than are available from unaffiliated third parties.

    The Secretary of Alarmguard, Tracy B. Ambler, performs legal services for Alarmguard. In this regard, Mr. Ambler has received payments for fees and disbursements for such legal services in the amount of $88,688, $98,367 and $61,735 for the years ended December 31, 1994, 1995 and 1996, respectively.

                             DESCRIPTION OF TRITON

GENERAL

    Triton is a holding company which historically conducted business through a number of operating subsidiaries in various industries. Triton emerged from Chapter 11 proceedings in June 1993 with operating control of six subsidiaries and a significant equity interest in a seventh company. In August 1993, Triton announced a plan to realize value for its stockholders over a relatively short period of time in the form of either cash or securities which, in the opinion of Triton's management, would be liquid and fairly valued given the underlying assets. Since 1993, Triton has completed a number of transactions consistent with this strategy.

    Triton completed the sale of National Airmotive, a turbine engine services business, in June 1995 and sold Western Metal, a fabricated metal products business, in November 1995. Triton also sold 3.1 million shares of common stock of Actava (of the 4.4 million shares then owned by Triton) in October 1995 and repaid the balance of its secured indebtedness owed Actava. All of these sale transactions were to unaffiliated third parties, except for the sale of 59,384 common shares of Actava to Grace Brothers, Ltd., the holder at the time of such sale of approximately 6.9% of the Triton Common Stock (for a further discussion of this transaction, see "PROPOSAL 3: ELECTION OF THE TRITON BOARD--Certain Transactions"). Triton's management believes that this transaction was on terms no less favorable than could have been received from an unaffiliated third party. In December 1995, Triton completed a significant special distribution to its stockholders consisting of $32 million in cash ($1.57 per outstanding share of Triton Common Stock) and 1.3 million shares of common stock of Metromedia, the successor company to Actava, following a four-party merger completed in November 1995. The value of the Metromedia shares distributed amounted to $19.6 million ($0.97 per outstanding share of Triton Common Stock) at that time.

    At March 13, 1997, Triton had no remaining consolidated operations but owned 44% of Mission West (676,050 shares of common stock), a publicly-traded real estate company, with a quoted market value of $1.4 million at March 13, 1997, and 450,000 shares of Series A Convertible Preferred Stock, with a face value of $3.6 million, of Ridgewood, a diversified real estate company. At such date, Triton also had $15.3 million in cash and held certain other miscellaneous assets and liabilities.

MAJOR DEVELOPMENTS DURING 1995 AND 1996

    During the calendar years 1995 and 1996, a number of material business transactions or events occurred as described below.

    SALE OF NATIONAL AIRMOTIVE. In June 1995, Triton completed the sale of National Airmotive to First Aviation Services, Inc., an affiliate of First Equity Development Incorporated, an investment banking firm specializing in the aerospace industry, for cash of $11.3 million plus assumption by the buyer of all of National Airmotive's debt. Triton recorded a net loss on the sale of National Airmotive of $13.6 million in fiscal year 1995. The operations of National Airmotive prior to the sale have been reclassified as a discontinued operation for all periods presented in the consolidated financial statements of Triton incorporated herein by reference.

    SALE OF WESTERN METAL. In November 1995, Triton sold Western Metal to Marubeni America Corporation for cash of $3 million ($2.6 million, net of transaction costs) and the assumption of Western Metal's debt by the buyer. Triton recognized a gain on the sale of $2.6 million for accounting purposes in fiscal year 1996. As a result of the sale, the operating results of Western Metal for all periods presented have been reclassified as a discontinued operation in the consolidated financial statements of Triton incorporated herein by reference.

    SALE OF ACTAVA COMMON STOCK. In October 1995, Triton consummated the sale in a block transaction of three million common shares of Actava owned by Triton pursuant to a registration statement on Form S-3. The proceeds of the sale amounted to approximately $49.5 million, of which approximately $18 million was used to repay in full the outstanding loan balance that Triton owed Actava which was secured by a portion of the Actava common shares owned by Triton. Also in October 1995, Triton completed the sale of an additional 59,384 common shares of Actava for net cash proceeds of approximately $1 million. Triton recognized an accounting gain on the sales of the Actava common shares of approximately $39.6 million after transaction expenses.

    The sale of the three million common shares of Actava was pursuant to an earlier agreement between Triton and Actava whereby Actava agreed to register three million of the common shares of Actava owned by Triton on a Form S-3 registration statement. Upon filing of the Form S-3 by Actava, Triton delivered to Actava proxies in blank executed by Triton covering all 4,413,598 common shares of Actava owned by Triton, which enabled Actava's proxy holders to vote these shares in favor of the proposed merger of Actava with Orion Pictures Corporation ("Orion"), MCEG Sterling Incorporated ("MCEG") and

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Metromedia International Telecommunications Inc. ("MITI"). In connection with this agreement, Triton further agreed to waive the provisions of its Amended and Restated Stockholder Agreement with Actava, which previously required that the Board of Directors of Actava consist of nine members and entitled Triton to designate up to two directors of Actava. Triton and Actava also agreed that the net proceeds of sales pursuant to a Form S-3 registration statement would first be used to repay in full all obligations of Triton to Actava pursuant to a loan agreement.

    In November 1995, Actava completed its four-party merger with Orion, MITI and MCEG and renamed the newly combined company, "Metromedia International Group, Inc." Following the merger, the common shares of Metromedia began trading on the AMEX under the trading symbol "MMG." In December 1995, Triton completed the distribution of the remaining 1,342,621 common shares of Metromedia owned by Triton to its stockholders as part of a special distribution.

    DISTRIBUTION TO STOCKHOLDERS. On November 1, 1995, the Triton Board declared a special distribution of $1.57 in cash and .066 of a share of common stock of Metromedia for each outstanding share of Triton Common Stock. The special distribution was completed on December 8, 1995 to stockholders of record on November 17, 1995. Cash was paid in lieu of any fractional shares of Metromedia's common stock that would otherwise have been distributed in the special distribution. Based on the closing price of Metromedia's common stock on December 8, 1995 of $14.625 per share, the total value of the distribution on such date amounted to approximately $52 million, or $2.54 per share of Triton Common Stock.

    DEFINITIVE AGREEMENT OF MISSION WEST TO SELL SUBSTANTIALLY ALL OF ITS OPERATING ASSETS. On July 1, 1996, Mission West entered into a definitive agreement to sell substantially all of its real estate assets for approximately $42 million. On October 14, 1996, Mission West announced that it had exercised a "fiduciary out" pursuant to this agreement and entered into a new definitive agreement to sell all of its real estate assets for an aggregate purchase price of $46.5 million. On December 6, 1996, Mission West issued a "fiduciary out" pursuant to this second agreement and entered into a new definitive agreement to sell all of its real estate assets for an aggregate purchase price of $50.5 million. The current agreement was approved by the stockholders of Mission West on December 16, 1996 at a meeting held for such purpose. On January 20, 1997, Mission West completed the sale of all but one of the properties under contract generating gross cash proceeds of approximately $47.5 million before the repayment of approximately $29 million of secured real estate obligations on such properties. The last remaining property is under contract for $3 million and Mission West expects to close this sale in the near future. On February 4, 1997, the board of directors of Mission West declared a cash dividend of $9.00 per share of Mission West common stock to stockholders of record on February 19, 1997, which was paid on February 27, 1997. This resulted in a cash distribution to Triton of approximately $6.1 million.

    DIVIDEND FROM LA JOLLA. Prior to 1993, La Jolla provided a $3 million directors and officers ("D&O") insurance policy to its parent corporation and Triton's predecessor, Intermark, Inc., and certain of Intermark's subsidiaries, which expired in April 1993. In late 1996, Triton reviewed its options with respect to this insurance policy, including the possibility of reinsuring the remaining risks. In December 1996, La Jolla reinsured the remaining risks under the D&O policy through the purchase of a three-year, $3 million tail insurance policy with Reliance Insurance Company at a cost of approximately $160,000, significantly below the reserves previously established for such risks at La Jolla. Following the acquisition of this tail policy, La Jolla completed a $3.1 million cash dividend to Triton. See "TRITON MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS-- Background and Recent Developments."

FINANCIAL REORGANIZATION PURSUANT TO CHAPTER 11

    On October 19, 1992 (the "Petition Date"), Triton and its former parent, Intermark (together with Triton, the "Companies"), filed separate voluntary petitions in the United States Bankruptcy Court (the "Bankruptcy Court") for the Southern District of California (San Diego) seeking Chapter 11 protection.

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The Chapter 11 proceedings were jointly administered by the Bankruptcy Court, while the Companies operated their businesses as debtors-in-possession, subject to Bankruptcy Court approval for certain transactions.

    On March 25, 1993, the Bankruptcy Court approved the Second Amended Disclosure Statement and Joint Plan of Reorganization (the "Joint Plan") which provided for the reorganization and continuation of the Companies through a conversion of a majority of the pre-petition unsecured debt of the Companies, principally the subordinated notes and debentures discussed below, to common stock, and the extension of payments under the Companies' secured debt arrangements and certain other claims over a period of years. The Joint Plan was approved by the former creditors of Triton and Intermark and the former stockholders of Intermark in May 1993, was confirmed by the Bankruptcy Court on June 4, 1993 (the "Confirmation Date") and became effective on June 25, 1993 (the "Effective Date"). The principal terms of the Joint Plan were as follows:

        (1) Triton and Intermark were merged into a single surviving entity, Triton Group Ltd.

        (2) The unsecured debt of Triton and Intermark (approximately 95% of which was owed to holders of subordinated notes and debentures) was exchanged for new common stock of Triton.

        (3) The holders of the unsecured debt received 99% of the new Triton Common Stock, with 87% going to former Triton creditors and 12% going to former Intermark creditors. The remaining 1% was distributed to the former common and preferred stockholders of Intermark.

        (4) Secured debt totaling approximately $35 million was restructured and remained outstanding. The majority of such debt was to mature in April 1997. The restructured secured debt accrued interest at rates ranging from prime plus 2% to prime plus 2.5% and interest was payable monthly or quarterly.

        (5) Cash on hand, cash received from the operations of Triton's operating companies and/or cash received on the strategic sale of assets would be used to pay general and administrative expenses and make principal and interest payments on the restructured secured debt.

    In general, all pre-petition claims against Triton and Intermark have been discharged and have been accorded the treatment provided under the Joint Plan. Triton completed its distributions under the Joint Plan in December 1994.

BUSINESS

    Triton currently does not consolidate any businesses but has unconsolidated real estate operations through Mission West.

    Mission West is a real estate company which, prior to January 20, 1997, owned and managed ten commercial projects, including an executive aircraft center and related leaseholds, two office projects and a multi-tenant industrial project in Carlsbad, California, two business center projects and an office plaza in San Diego, California, an office and industrial building in Riverside, California, and an office/distribution center in Chandler, Arizona. Mission West also had one undeveloped land parcel. As discussed above, on January 20, 1997, Mission West completed the sale of all of its properties, except the executive aircraft center and related leaseholds. Such property is under contract for $3 million and Mission West expects to close this sale in the near future. Mission West's shares are traded on the AMEX and the Pacific Stock Exchange under the trading symbol "MSW." Mission West had two employees at March 13, 1997, none of whom is represented by a union.

EMPLOYEES

    Triton had two employees at its corporate headquarters at March 13, 1997. Additionally, Triton's two senior executives, Michael M. Earley, Triton's President and Chief Executive Officer, and Mark G. Foletta, Triton's Senior Vice President and Chief Financial Officer, are providing services to Triton pursuant to

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month-to-month consulting arrangements. The services provided by these executives relate to the ongoing management of the business affairs of Triton and include (a) the review of alternatives to maximize the value of the remaining assets of Triton, (b) the management of the liabilities and contingent liabilities of Triton, (c) the direction of Triton's efforts to identify potential merger candidates and the due diligence efforts with respect to such candidates, and (d) the coordination of Triton's financial reporting responsibilities as a public company.

PROPERTIES

    Triton currently occupies approximately two thousand square feet of office space in San Diego, California.

LEGAL PROCEEDINGS

    Triton is party to certain lawsuits arising out of its ordinary business activities. It is the opinion of Triton's management that the outcome of such litigation will not have a materially adverse effect on Triton's financial position or its results of operations.

    In March 1995, a number of Triton's stockholders commenced actions against Triton and the Triton Board in the Chancery Court of the State of Delaware, entitled MOISE KATZ V. JOHN C. STISKA, ET AL. (C.A. No. 14132), MARVE CAMP V. JOHN C. STISKA, ET AL. (C.A. No. 14133), JOSEPH ZOIMEN V. JOHN C. STISKA, ET AL. (C.A. No. 14134) and FORD V. STISKA, ET AL. (C.A. No. 14139), respectively. The claims of the plaintiffs in these four class action complaints were substantially similar, with each plaintiff alleging, among other things, that the Triton Board had breached its fiduciary and other common law duties by failing to exercise independent business judgment with respect to a tender offer by TAC, Inc. to acquire all of the outstanding stock of Triton and by failing to take all necessary actions to maximize stockholder value for the stockholders' shares. These lawsuits were all dismissed without prejudice in January 1996.

    In May 1995, a stockholder of Ridgewood commenced a derivative and class action lawsuit in Delaware Chancery Court against Ridgewood, its directors and Triton entitled STRASSBURGER V. EARLEY, ET AL. (C.A. No. 14267). The lawsuit concerns a transaction entered into in August 1994 in which Ridgewood purchased from Triton all of the Ridgewood common stock then owned by Triton (which consisted of approximately 75% of Ridgewood's then outstanding common stock) for $8 million in cash and newly-issued Ridgewood preferred stock with a face value of $3.6 million. The complaint alleges that such transaction constituted a corporate waste and a breach by Triton of its alleged duties of loyalty and good faith as a majority stockholder to Ridgewood's other stockholders. The complaint seeks a rescission of the transaction and other unspecified monetary relief. Triton intends to defend vigorously against this lawsuit. It is the opinion of Triton's management that the ultimate resolution of such litigation will not have a material adverse effect on Triton's financial position, results of operations or cash flows.

    THE CHAPTER 11 PROCEEDINGS. Triton, and its former parent, Intermark, each filed voluntary petitions for bankruptcy under Chapter 11 with the Bankruptcy Court on October 19, 1992. The following discussion is intended to illustrate certain aspects of Triton's Chapter 11 bankruptcy proceedings regarding the discharge of certain claims and debts, and is not a complete summary of such proceedings, the Bankruptcy Code or applicable case law.

    The Bankruptcy Court entered a bar date order establishing January 20, 1993 as the date by which claimants or interest holders were required to have filed a proof of claim or interest in the Bankruptcy Cases, setting forth the nature and amount of that claim or interest. Substantial claims were filed through the bar date in respect of the Debtors' bankruptcy estates. Generally, claims against Triton and Intermark fell into four categories: priority and administrative claims, secured claims, unsecured claims (including certain contingent or unliquidated claims) and equity claims.

    As a result of the confirmation and consummation of the Plan, pursuant to the Bankruptcy Code, in accordance with Section 1141(d) of the Bankruptcy Code, Triton has been discharged of and from each

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and every Debt (as the term "Debt" is defined in the Bankruptcy Code) and Claim
(as such term is defined in the Joint Plan) that arose against Triton or Intermark before the Effective Date of the plan, including without limitation, any Debt and Claim of a kind specified in Section 502(g) or 502(i) of the Bankruptcy Code, whether or not (i) a proof of claim based on such Debt or Claim was filed or deemed filed under Section 501 of the Bankruptcy Code, (ii) such Claim is allowed under Section 506 of the Bankruptcy Code, or (iii) the holder of such Claim has accepted the Joint Plan. In general, all pre-petition claims against Triton and Intermark have been discharged and have been accorded the treatment provided under the Joint Plan.

ENVIRONMENTAL MATTERS RELATING TO CERTAIN OF TRITON'S FORMER DIVISIONS AND
  SUBSIDIARIES

    In the past, Triton, through certain divisions and wholly-owned subsidiaries, has owned and operated businesses that conducted operations that included the use, generation and disposal of hazardous waste and hazardous substances. Certain potential environmental liabilities exist associated with these former operations, including potential contamination at, or migrating from, certain properties historically owned or operated by these former divisions and subsidiaries. Triton also has limited contractual indemnification obligations relating to certain of these matters. With respect to these potential environmental liabilities, Triton believes that most of these liabilities were discharged in its bankruptcy proceedings. Historically, these environmental matters have not had a material adverse effect on Triton's financial condition and, although there can be no assurance, Triton management does not expect such matters to have a material adverse effect on Triton's financial condition in the future.

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                           DESCRIPTION OF ALARMGUARD

GENERAL

    Alarmguard was formed on December 4, 1991 to acquire and manage companies in the security alarm system installation and monitoring business. Alarmguard sells and installs burglar and fire alarm systems and provides monitoring and security system repair and maintenance services to homeowners and businesses, principally in the Northeast and Mid-Atlantic regions of the United States.

    Alarmguard's principal executive office is located at 125 Frontage Road, Orange, Connecticut 06477, and its telephone number is (203) 795-9000.

BUSINESS

    Alarmguard provides security alarm monitoring services and sells, installs and services security alarm systems for residential and business subscribers. Alarmguard provides such security alarm systems and services primarily under its trademark "Alarmguard." Alarmguard also sells, installs and services Sonitrol-TM- sound-based security systems in New Haven County, Connecticut as a Sonitrol franchisee. Alarmguard had approximately 49,000 monitored subscriber accounts for its alarm monitoring services as of December 31, 1996 (approximately 68% of which were residential). Based on a survey of recurring annual revenue set forth in the May 1996 issue of SDM, a security alarm industry publication, Alarmguard is the fifteenth largest residential and commercial security alarm monitoring company of the 79 security companies reported in such survey.

    Alarmguard's objective is to provide residential and commercial security services to an increasing number of subscribers by making such services affordable and by focusing on markets with attractive demographics. Alarmguard's internal growth strategy is to enhance its position in the security alarm monitoring industry in the Northeastern and Mid-Atlantic United States by increasing the number and density of subscribers for whom it provides services through a balanced growth plan that incorporates acquisitions of portfolios of subscriber accounts in existing and contiguous markets, internal growth through the Direct Marketing Program and the continued growth of Alarmguard's core business through referrals and traditional local marketing. Alarmguard believes that increasing the number and density of subscribers will help it to achieve economies of scale and improve results of operations, thereby increasing utilization of Alarmguard's central monitoring station and improving efficiency of its service operations.

    Alarmguard's revenues consist primarily of recurring payments under written contracts for the monitoring, leasing and servicing of security systems and the provision of additional enhanced security services. For the year ended December 31, 1996, monitoring and service revenues represented 69% of total revenues. Alarmguard monitors digital signals arising from burglaries, fires and other events through security systems installed at subscribers' premises. These signals are received and processed at Alarmguard's central monitoring station located in Orange, Connecticut, which, as currently configured, has the capacity to monitor up to approximately 65,000 subscribers. With incremental capital investment of approximately $750,000, such facility can be expanded to monitor up to 200,000 subscribers. Alarmguard also provides enhanced security services including, among others, two-way voice communication, supervised monitoring services, pager service, wireless backup service and extended warranty plans, as well as local field repair services through its eight branch offices.

    From its inception, Alarmguard has grown rapidly, primarily through the acquisition of portfolios of subscriber accounts and, more recently, through the Direct Marketing Program. Between May 15, 1992 and December 31, 1996, Alarmguard acquired 26 subscriber account portfolios, representing an aggregate of approximately 36,000 monitored subscriber accounts. Alarmguard's management believes that numerous acquisition opportunities are available. On December 20, 1996, Alarmguard entered into the Stock Purchase Agreement with respect to the Proposed Acquisition. See "--Recent Developments." In addition, Alarmguard intends to make acquisitions and open branches primarily in contiguous geographic

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markets in the Northeast and Mid-Atlantic states in which Alarmguard operates where Alarmguard does not presently have subscribers. Alarmguard intends to then implement plans to increase the number of subscriber accounts in such markets through the Direct Marketing Program and subsequent acquisitions, both of which have the effect of increasing subscriber density in the area, and thereby improving operating efficiency. Alarmguard continuously pursues both solicited and unsolicited acquisition opportunities; however, there are currently no acquisitions (other than the Proposed Acquisition) pending or agreements subject to which Alarmguard would be bound.

    Since the beginning of fiscal year 1995, Alarmguard has increased its emphasis on the Direct Marketing Program, which became a more significant source of growth than in prior years. From January 1, 1995 through December 31, 1996, Alarmguard has added approximately 15,600 monitored subscriber accounts through the Direct Marketing Program, including approximately 10,300 new Direct Marketing Program monitored subscriber accounts during 1996. The total number of new monitored subscriber accounts added during the same periods was 30,100 and 18,700, respectively. Alarmguard seeks to create additional subscriber accounts through the Direct Marketing Program by incurring average net out-of-pocket expenses of approximately $650 (after taking into account any revenues generated from the sale of equipment) in connection with the initial installation of residential and small commercial security alarm monitoring systems in order to secure the MRR generated by a noncancellable monitoring/ equipment lease contract which generally has a term of 60 months. By offering alarm systems at low base installation prices, Alarmguard believes it can access a broader demographic market than is presently being accessed by other existing companies providing traditional high-end residential alarm service. In addition, the Direct Marketing Program allows Alarmguard to create subscriber accounts for an amount of net out-of-pocket costs which, expressed as a multiple of MRR generated, is substantially lower than the amount for which Alarmguard can acquire subscriber accounts as part of its acquisition program. Currently, Alarmguard's out-of-pocket costs in connection with new Direct Marketing Program accounts are between 26 and 28 times MRR. However, a competitive acquisition environment in the security alarm industry has led to acquisitions being completed at between 32 and 50 times MRR. Each new subscriber is subject to credit approval prior to entering into a subscriber monitoring/equipment lease contract under the Direct Marketing Program.

    Alarmguard plans to continue to emphasize the Direct Marketing Program because of the greater predictability and relatively lower cost of adding subscribers through its Direct Marketing Program staff as compared with acquisitions of larger portfolios of subscriber accounts. See "--The Direct Marketing Program."

MARKET OVERVIEW AND TRENDS

    The security industry is highly competitive and highly fragmented. Alarmguard competes with major national firms which have substantial financial resources. Other alarm service companies have adopted a strategy similar to Alarmguard's that entails the aggressive purchase of alarm monitoring accounts both through acquisitions of account portfolios and through dealer programs and internal growth programs similar to Alarmguard. Alarmguard's target market consists of owners of single family residences and businesses.

    The security alarm industry is characterized by the following attributes:

    - HIGH DEGREE OF FRAGMENTATION. The security alarm industry is primarily comprised of a large number of small providers of alarm systems and services. According to the publicly-available Lehman Brothers 1995 YEAR-END SECURITY INDUSTRY REVIEW, there are approximately 11,000 security alarm companies nationally. These companies generated approximately $12.9 billion of gross revenues from alarm system sales, installation, service and monitoring according to a survey published by SDM, a security alarm industry publication, in May 1996. Alarmguard estimates that approximately 2,500 such companies operate in the nine states Alarmguard currently serves. Alarmguard believes

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      that most of such companies are small regional firms and that no one firm dominates the market. The SDM survey reported that in 1995, based upon information provided by the respondents, the 100 largest companies in the industry accounted for approximately 23% of alarm industry revenues and the top 10 security alarm monitoring companies served less than 3% of all United States households. Based on its acquisition experience, Alarmguard believes that many smaller alarm service companies, because of their size, have higher overhead expenses as a percentage of revenues than Alarmguard and lack access to capital on terms as attractive as those available to Alarmguard.

    - RAPID GROWTH AND LOW PENETRATION. The residential security alarm market is growing rapidly but is still characterized by a low level of market penetration. An industry trend toward subsidizing installation costs to increase affordability, combined with other factors such as heightened concern about crime and favorable demographic trends, have resulted in increased demand for residential security alarm services. The Freeman Data indicates that residential security alarm monitoring revenues grew at a compounded annual rate of 9.9% between 1989 and 1995 and that, at November 1995, the percentage of total households in the United States with monitored alarm systems was approximately 10.9%.

    - ADVANCES IN DIGITAL COMMUNICATIONS TECHNOLOGY. Prior to the development of digital communications technology, alarm monitoring required a dedicated telephone line, which made long-distance monitoring uneconomic. Consequently, in order to achieve a national or regional presence, alarm monitoring companies were required to maintain a large number of geographically dispersed monitoring stations. The development of digital communications technology eliminated the need for dedicated telephone lines, reducing the cost of monitoring services to the subscriber and permitting the monitoring of subscriber accounts over a wide geographic area from a central monitoring station. The elimination of local monitoring stations has decreased the cost of providing alarm monitoring services and has substantially increased the economies of scale for larger alarm service companies. In addition, the concurrent development of microprocessor-based control panels has substantially reduced the cost of the equipment available to subscribers in the residential and small business markets.

    Alarmguard believes that several factors contribute to a favorable market for security alarm services both generally in the United States and specifically in the Northeastern and Mid-Atlantic portions of the country:

    - CONCERN ABOUT CRIME. According to the Uniform Crime Report published by the Federal Bureau of Investigation in October 1996 (the "UCR"), between 1986 and 1995 the number of violent crimes reported in the United States increased by more than 21% and the total number of criminal offenses increased by over 5% for the same period. The UCR also found that although the number of reported criminal offenses decreased on a nationwide basis from 1994 to 1995 by 1%, a property crime was committed in the United States in 1995 once every three seconds. The 1995 property crime rate was 4,593 offenses per 100,000 population. The UCR also found that larceny-theft increased by more than 2% from 1994 to 1995 representing over 66% of property crimes reported and 58% of the UCR's Crime Index total. The value of property stolen in connection with property was estimated at $15.1 billion for 1995. In the Northeastern and Mid-Atlantic states in which Alarmguard operates, the overall Crime Index Rate is 10% higher than the national average in the Metropolitan Statistical Areas
      (MSAs) that constitute over 90% of Alarmguard's subscriber base. While the UCR found that the number of criminal offenses reported have declined over the last four years, a recent survey with respect to America's perception of crime showed that 78% of those surveyed believed that crime is worse compared to 11% who reported that crime in America has gotten better.

    - DEMOGRAPHIC TRENDS. According to the U.S. Bureau of Census 1995 Statistical Abstract of the United States, resident population in the nine states in which Alarmguard operates accounts for

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      approximately one-quarter of the total U.S. population. Population growth is projected to increase by more than 6% from 1994 to 2010. According to that same 1995 report, median household income in the nine states in which Alarmguard operates is approximately 15% higher than the national average. The report also found that disposable personal income per person in these states is as high as 30% over the national average, with the states of Connecticut, New Jersey, New York, and Massachusetts ranking as the top four states respectively in the nation in this category. Other recent trends that contribute to a favorable market for the residential security alarm business include the following: the fact that, according to a privately-commissioned study presented at a national dealer convention sponsored by ITI Technologies Inc., more than 24% of all new homes in 1995 installed a monitored security system and by the year 2005 alarm penetration will more than double to 48% of all new home construction; the increase in the number of households headed by a single parent in the workforce and the estimated 40 million households with two parents working outside the home results in more children being left home alone and creates increased demand for security alarm systems; the aging of the population in general, as older people tend to be more concerned about security; and the increase in people working at home resulting in increasing demand for security services to protect home office equipment.

    - INSURANCE DISCOUNTS. The increase in demand for security systems may also be attributable in part to the practice of certain insurance companies to grant discounts to homeowners who install alarm systems. Such discounts are typically greater when systems are monitored by a central station. In addition, insurance companies may require that businesses install an alarm system as a condition of insurance coverage.

    - SECURITY ALARM EFFECTIVENESS. A study entitled "Crime Statistics:
      Burglaries and Robberies" in the 1996 Fact Book Issue of Security Sales magazine reported that non-alarmed homes are burglarized 2.2 times more often than those with alarms.

BUSINESS STRATEGY

    Alarmguard's objective is to provide residential and commercial security services to an increasing number of new subscribers through internal growth by making such services affordable and by focusing on markets with attractive demographics. Alarmguard's strategy is to enhance its position in the security alarm monitoring industry in the Northeastern and Mid-Atlantic regions of the United States by increasing the number and density of subscribers for whom it provides services. Alarmguard is pursuing this strategy through a balanced growth plan incorporating acquisitions of portfolios of subscriber accounts in existing and contiguous markets, internal growth through the Direct Marketing Program and the continued growth of Alarmguard's core business through referrals and traditional local marketing. Alarmguard believes that increasing the number and density of subscribers will help it to achieve economies of scale and improve results of operations, thereby increasing utilization of Alarmguard's central monitoring station and improving the efficiency of its service operations.

    Alarmguard's revenue has increased from $10.7 million in 1993 to $24.2 million in 1996 or 31.3% per year. Alarmguard's historical growth has enabled it to realize economies of scale in its central monitoring station, branch operations and corporate offices. As the number of subscribers monitored by Alarmguard has increased from 36,212 monitored subscribers at December 31, 1995 to 49,088 monitored subscribers at December 31, 1996, the fixed costs of the central monitoring station have been spread over a larger base. Included in the monitoring expense for the year ended December 31, 1996 is a royalty with respect to such period to SNET pursuant to a pilot regional licensing agreement entered into in August 1995 among SNET, Alarmguard and one of Alarmguard's subsidiaries (the "SNET Regional Licensing Agreement") in the amount of approximately $180,000. Due to Alarmguard's election to terminate the SNET Regional Licensing Agreement as of January 31, 1997, this expense will not continue. See "--Recent Developments." An adjustment for the exclusion of such royalty fee would increase the Adjusted EBITDA margin as a percentage of non-Direct Marketing Program revenue by 4.0% from 20.0% to 20.8% for such period.

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Additionally, subscribers have been added in areas surrounding Alarmguard's branch offices, allowing Alarmguard to spread the branch office fixed costs over a larger base and increasing the productivity of field service technicians through more efficient scheduling and dispatching. Finally, Alarmguard's revenue growth has exceeded the growth of its selling, general and administrative expenses, as Alarmguard has realized management efficiencies and has spread additional revenue over its fixed corporate expenses. Such economies of scale have allowed Alarmguard to add subscriber accounts at attractive purchase prices.

    The principal components of Alarmguard's business strategy are as follows:

    - THE DIRECT MARKETING PROGRAM. Alarmguard employs a sales force of approximately 80 employees to generate new subscriber accounts through direct telemarketing and other Direct Marketing Program activities. The Direct Marketing Program offers potential subscribers security alarm systems and services primarily under the Alarmguard trademark "Alarmguard." Since the beginning of 1995, Alarmguard has increased its emphasis on the Direct Marketing Program, which became a more significant source of growth than in prior years. From January 1, 1995 to December 31, 1996, Alarmguard added approximately 15,600 monitored subscriber accounts through the Direct Marketing Program, including approximately 10,300 new Direct Marketing Program monitored subscriber accounts during the year ended December 31, 1996. The total number of new monitored subscriber accounts added during the same periods was 30,100 and 18,700, respectively. Alarmguard seeks to create additional subscriber accounts through the Direct Marketing Program by incurring average net out-of-pocket expenses of approximately $650 (after taking into account any revenues generated from the sale of equipment) in connection with the initial installation of a residential and small commercial security alarm monitoring system in order to capture the MRR generated by the monitoring contract.

    - ACQUISITIONS OF PORTFOLIOS OF SUBSCRIBER ACCOUNTS. Alarmguard also grows by acquiring subscriber accounts, primarily from smaller alarm companies. These acquisitions represented approximately 5,000 monitored subscriber accounts in 1994, approximately 4,000 monitored subscriber accounts in 1995 and approximately 4,000 monitored subscribers in 1996. Alarmguard typically acquires only the subscriber accounts, and not the facilities or liabilities, of such companies. As a result, Alarmguard is able to obtain gross margins on the monitoring of acquired subscriber accounts that are similar to those Alarmguard currently generates on the monitoring of its existing subscriber base. In addition, Alarmguard selectively institutes price increases over time for acquired subscriber accounts.

    - INCREASING ACCOUNT DENSITY IN EXISTING MARKETS. Alarmguard believes that increasing account density in the regions it currently serves will enhance the efficiency of its service routs and of its branch office marketing organization. Alarmguard's objective is to increase the number of installations in each branch once it has established an initial presence in a metropolitan area. By servicing and marketing to a higher number of accounts and potential accounts per employee, Alarmguard seeks to improve the incremental operating margins associated with new subscriber accounts. Alarmguard believes that, in this way, it can reduce general and administrative expenses as a percentage of sales and increase operating margins at any given branch office.

    - TRADITIONAL SALES AND SALE OF ENHANCED SERVICES. Each of Alarmguard's six branch offices includes sales representatives who sell new systems, equipment additions and upgrades and enhanced services to residential and commercial subscribers. In addition to the Direct Marketing Program, Alarmguard receives in-bound telephone requests for security alarm systems, primarily as a result of subscriber referrals, local crime activity and responses to yellow pages advertising. Such leads are pursued by one of Alarmguard's sales representatives. Alarm sales are made at the subscriber's home or place of business, typically in a single visit by a sales representative. Alarmguard seeks to increase revenues from current and newly added subscribers by actively marketing enhanced services to such subscribers. Such services include extended service protection, two-way voice

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      communication, supervised monitoring services, pager service, remote video verification and wireless back-up.

    - Alarmguard also generates new subscriber accounts by signing monitoring contracts with new owners of residences previously occupied by Alarmguard subscribers and through sales of alarm systems by its own personnel.

THE DIRECT MARKETING PROGRAM

    Alarmguard employs a sales force of approximately 80 employees in connection with the Direct Marketing Program to generate new subscriber accounts through direct telemarketing. The Direct Marketing Program offers potential subscribers security alarm systems and services primarily under the Alarmguard trademark "Alarmguard." Alarmguard uses an EIS 24-seat CPI2000 predictive dialer expandable to 120 seats in connection with the Direct Marketing Program.

    Since the beginning of 1995, Alarmguard has increased its emphasis on the Direct Marketing Program, which became a more significant source of growth than in prior years. From January 1, 1995 through December 31, 1996, Alarmguard generated approximately 15,600 monitored subscriber accounts through the Direct Marketing Program, including approximately 10,300 new Direct Marketing Program monitored subscriber accounts during the year ended December 31, 1996. The total number of new monitored subscriber accounts added during the same periods was 30,100 and 18,700, respectively. Alarmguard seeks to create additional subscriber accounts through the Direct Marketing Program by incurring average net out-of-pocket expenses of approximately $650 in connection with the initial installation of a residential or small commercial security alarm monitoring system in order to capture the MRR generated by the noncancellable monitoring contract. By offering alarm systems at a base installation price, Alarmguard believes it can access a broader demographic market than is presently being accessed by other existing companies providing traditional high-end residential and commercial alarm service. In addition, the Direct Marketing Program allows Alarmguard to create subscriber accounts for an amount of net out-of-pocket costs which, expressed as a multiple of MRR generated, is substantially lower than the amount for which Alarmguard can acquire subscriber accounts and which, in Alarmguard's belief, is among the lowest in the industry. Currently, Alarmguard's out-of-pocket costs in connection with new Direct Marketing Program accounts are between 26 and 28 times MRR. However, a competitive acquisition environment in the security alarm industry has led to acquisitions being completed at between 32 and 50 times MRR. Each new subscriber is subject to credit approval prior to entering into a monitoring/ equipment lease contract under the Direct Marketing Program.

    Alarmguard plans to continue to emphasize the Direct Marketing Program because of the greater predictability and relatively lower cost of adding and servicing subscribers through its Direct Marketing Program staff as compared with acquisitions of larger portfolios of subscriber accounts which may have older equipment that is less easily serviced than that installed for new subscribers. In addition, the Direct Marketing Program generates a comparatively steady flow of new subscribers spread more evenly over Alarmguard's six branch offices, making it easier for Alarmguard's branch operations to successfully assimilate these accounts.

THE ACQUISITION PROGRAM

    Alarmguard also seeks to grow by acquiring portfolios of subscriber accounts from other alarm companies. Alarmguard focuses on acquisitions that allow it to "fill-in" areas surrounding branch operations, which in turn leads to greater field maintenance and repair efficiencies. Alarmguard estimates there are approximately 2,500 alarm companies in its markets, substantially all of which are independently owned and may, from time to time, become acquisition targets. Alarmguard believes that it is an effective competitor in the acquisition market because of the substantial experience of its management in acquiring alarm companies and subscriber accounts as a result of the 26 acquisitions made by Alarmguard between

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May 15, 1992 and December 31, 1996. Alarmguard also believes that, through its acquisition activities, it has developed a reputation in the alarm service industry as an active purchaser of subscriber accounts. Historically, Alarmguard generally offers sellers cash as determined by the requirements of both the sellers and Alarmguard, subject to holdbacks with respect to purchase price adjustments. Although most acquisitions add subscribers in Alarmguard's existing market areas to achieve greater account density, Alarmguard may also make acquisitions outside these areas in order to enter new markets.

    Because Alarmguard's primary consideration in acquiring a portfolio of subscriber accounts is the amount of cash flow that can be derived from the MRR associated with the seller's subscriber accounts, the price paid by Alarmguard is customarily directly tied to such MRR. To protect Alarmguard against the loss of acquired accounts and to encourage the seller of such accounts to facilitate the transfer of subscribers, management typically requires the seller to provide guarantees against account cancellations for a period following the acquisition. Alarmguard usually holds back from the seller a portion of the acquisition price, and has the contractual right to utilize such holdback to recapture a portion of the purchase price based on the lost MRR arising from the cancellation of acquired accounts. See "ALARMGUARD MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--General."

    In evaluating the quality of the accounts acquired, Alarmguard relies primarily on management's knowledge of the industry, its due diligence procedures, its experience integrating accounts into the company's operations, its assumptions as to attrition rates for the acquired accounts and the representations and warranties of the sellers. If the actual financial condition or operations of a seller were inaccurately represented to Alarmguard in connection with an acquisition or the actual attrition rate for the accounts acquired is greater than the rate assumed by Alarmguard at the time of the acquisition, and if Alarmguard is unable to recoup its damages from the portion of the purchase price held back from the seller, such acquisition could have material adverse effect on Alarmguard's financial condition or results of operations. See "RISK FACTORS--Attrition of Subscriber Accounts."

    Alarmguard actively seeks to identify prospective companies in the areas in which it operates through senior management's contacts in the industry. The extensive experience of Alarmguard's management in identifying and negotiating previous acquisitions, and Alarmguard's use of standard form agreements, help to facilitate the successful negotiation and execution of acquisitions in a timely manner.

    Alarmguard conducts an extensive pre-closing review and analysis of all facets of the seller's operations. The process includes, but is not limited to, a combination of selective field equipment inspections, individual review of substantially all of the subscriber contracts, an analysis of the rights and obligations under such contracts, telephone surveys of a representative sample of subscribers, review of customer billing records and accounts receivable aging reports, review of the seller's telephone traffic to determine if it is reasonable for the number and type of subscribers and other types of verification of the seller's operations.

    Alarmguard develops for each acquisition a specific integration program in conjunction with the seller. Integration efforts typically include a letter approved by Alarmguard, from the seller to its subscribers, explaining the sale and transition, followed by a personal visit by an Alarmguard representative or mailings from Alarmguard to provide the subscriber with service brochures, field service and monitoring phone number stickers, yard signs and window decals. Thereafter, each new subscriber is contacted individually by telephone by a member of Alarmguard's customer service group for the purpose of soliciting certain information and addressing the subscriber's questions or concerns. The acquisition management system's goal is to enhance new subscriber identification with Alarmguard as the service provider and to maintain subscriber satisfaction, and thus realize a higher portion of the potential value of the MRR generated by purchased subscriber accounts.

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RECENT DEVELOPMENTS

    On December 20, 1996, Alarmguard entered into the Stock Purchase Agreement with respect to the Proposed Acquisition, pursuant to which Alarmguard will purchase all of the issued and outstanding shares of capital stock of Protective Alarms for an initial purchase price of approximately $17.1 million (including $0.1 million of estimated expenses), subject to certain terms and conditions. In addition, the Stock Purchase Agreement provides that Protective Alarm's current and long-term debt in the amount of approximately $1.5 million will be satisfied concurrently with the closing of the transaction. Protective Alarms is a security alarm system company doing business primarily in Connecticut and Westchester County, New York, that provides security equipment and monitoring services to homeowners and businesses. Protective Alarms had approximately 9,000 subscribers as of December 31, 1996 (approximately 70% of which were residential). In addition, Protective Alarms specializes in Chain Account Sales under the name "Pro National," primarily in the Northeastern United States. If the Proposed Acquisition is consummated, Alarmguard expects to be able to develop its business with respect to Chain Account Sales. Up to $1.6 million in additional consideration will be paid to the sellers upon the installation of national account contracts pending on the closing date of the Proposed Acquisition during the year following such closing date.

    The proposed closing date for the Proposed Acquisition is April 4, but in no event later than April 30, 1997, and is conditioned on essentially all of Protective Alarm's assets being free of any liens, there having been no material adverse change to the business, properties or affairs of Protective Alarms and the delivery of non-compete agreements entered into by the sellers. The Stock Purchase Agreement also creates a procedure for adjusting the purchase price after the closing of the Proposed Acquisition based upon Alarmguard's review of the value of Protective Alarm's assets as of such closing and a mechanism to allow the sellers to terminate the transaction if the purchase price formula applied on the date of such closing does not yield at least a certain minimum selling price which the sellers desire to receive, unless Alarmguard elects to consummate the purchase at the higher purchase price. The sellers of Protective Alarms have agreed to indemnify Alarmguard and Protective Alarms against losses due to breaches of representations or covenants contained in the Stock Purchase Agreement, or due to liabilities to third parties arising prior to the closing of the Proposed Acquisition. Alarmguard has agreed to indemnify the sellers against losses due to breaches of its representations and covenants and due to liabilities arising after the closing of the Proposed Acquisition. If Alarmguard should breach the Stock Purchase Agreement and fail to close the Proposed Acquisition, its liability is limited to an agreed amount of liquidated damages. After the closing of the Proposed Acquisition, Alarmguard will lease a building for five years from a partnership, one of whose partners is one of the sellers of Protective Alarms.

    In August 1995, Alarmguard and one of its subsidiaries entered into the pilot SNET Regional Licensing Agreement, which granted Alarmguard the exclusive, non-transferable right to use and display certain trademarks owned by SNET in connection with making, using, advertising and selling burglary, fire and environmental protection alarm systems and associated monitoring services in the states of Connecticut, New York, New Jersey and Rhode Island. As of January 31, 1997, Alarmguard elected to terminate the SNET Regional Licensing Agreement.

TRADITIONAL SALES AND MARKETING

    Alarmguard believes that the increasing density of its subscriber base (i.e., the increasing concentration of subscribers in certain areas) has increased the overall presence and visibility of Alarmguard. In connection with sales resulting from the Direct Marketing Program, new subscribers are provided with highly visible reflective yard signs placed prominently in front of their homes or businesses. The presence of these signs develops greater awareness in a neighborhood and leads to more inbound and referral business. Alarmguard encourages referrals from existing subscribers through an incentive program promoted through billing inserts and employee contacts.

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
SONITROL FRANCHISE

    Alarmguard also sells, installs and services Sonitrol-TM- sound-based security systems in New Haven County, Connecticut as a Sonitrol franchisee. The Sonitrol system is a sound-based monitoring system designed primarily for commercial customers. As of December 31, 1996, Sonitrol represented approximately 4% of Alarmguard's MRR.

DESCRIPTION OF OPERATIONS

    Alarmguard's operations consist principally of alarm monitoring services, field service repair, enhanced security services and the installation of new subscriber equipment.

    ALARM MONITORING SERVICES

    SUBSCRIBER SECURITY ALARM SYSTEMS. Security alarm systems include devices installed at the subscriber's premises designed to detect or react to various occurrences or conditions, such as intrusion or the presence of fire or smoke. These devices are connected to a computerized control panel that communicates through telephone lines to a central monitoring station. Subscribers may also initiate an emergency signal from a device such as a "panic button." In most systems, control panels can identify the nature of the alarm and the areas within a building where the sensor was activated, and can transmit that information to the central monitoring station.

    THE CENTRAL MONITORING STATION. Alarmguard monitors substantially all of its subscriber accounts, including acquired accounts, at its central monitoring station in Orange, Connecticut. The central monitoring station incorporates the use of advanced telecommunications and computer systems that route incoming alarm signals and telephone calls to operators. Each operator is situated at a computer station that provides immediate information concerning the nature of the alarm signal, the subscriber whose alarm has been activated, and the premises on which such alarm is located. All telephone conversations are automatically recorded.

    The central monitoring station as currently configured has the capacity to monitor up to 65,000 subscribers. With incremental capital investment of approximately $750,000, such facility can be expanded to monitor up to 200,000 subscribers. The equipment at the central monitoring station includes: sophisticated phone switching equipment; digital receivers that process the incoming signals; a computer system with built-in redundancy; a network of "smart" computer terminals; a multi-channel, voice-activated recording system; uninterruptable power supply; and two backup generators.

    Alarmguard's central monitoring station is listed by UL as a protective signaling services station. The UL burglar and fire certificate was developed in response to the needs of the insurance industry as a means to verify proper installation and maintenance of burglar and fire alarm systems. To obtain a UL certificate, which describes varying levels of response and protection, a central monitoring station must earn the UL listing through a series of ongoing inspections and operational tests. UL specifications for central monitoring stations include building integrity, back-up systems, staffing and standard operating procedures. In many jurisdictions, applicable law requires that security alarms for certain buildings be monitored by UL-listed facilities. In addition, such listing is required of certain commercial subscribers' by insurance companies as a condition to insurance coverage. Of the estimated 12,000 companies in the security alarm industry, only approximately 400 carry the UL approval. Additional listings carried by Alarmguard's central monitoring station include FM ("Factory Mutual"), which has more stringent procedural and equipment requirements than UL, and the Central Station Signaling Unit of the Fire Department of New York City. Alarmguard is one of only 20 central monitoring stations in the United States approved to monitor commercial fire systems in New York City.

    OPERATION OF THE CENTRAL MONITORING STATION. Depending upon the type of service for which the subscriber has contracted, central monitoring station personnel respond to alarms by relaying information

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to the local fire or police departments, notifying the subscriber or taking other appropriate action, such as dispatching alarm response personnel to the subscriber's premises where this service is available. Alarmguard also provides a substantial number of subscribers with remote audio verification capability that enables the central monitoring station to listen and speak directly into the subscriber's premises in the event of an alarm activation. This feature allows Alarmguard's personnel to verify that an emergency exists, to reassure the subscriber and to expedite emergency response, even if the subscriber is unable to reach a telephone. Remote audio verification capability also assists Alarmguard in quickly determining if the alarm was activated inadvertently, and thus whether a response is required.

    Alarmguard's central monitoring station operates 24 hours per day, seven days a week, including all holidays. Each operator receives training that includes familiarization with the alarm systems in Alarmguard's subscriber base. This enables the operator to tell subscribers how to turn off their systems in the event of a false alarm, thus reducing the instances in which a field service person must be dispatched. Other non-emergency administrative signals are generated by low battery status, deactivation and reactivation of the alarm monitoring system, and test signals, and are processed automatically by computer.

    All of Alarmguard's central monitoring station operators have received operator certificates from the Security Industry Association ("SIA"). Founded in 1969, SIA is a security alarm industry trade organization that promotes growth and professionalism in the alarm industry. SIA developed the first industry-wide training program for central station operators, which was offered in April 1995. This training program provides a standard orientation, introduction and procedural foundation for operators which is based on UL policies as well as input from numerous security alarm monitoring companies that operate central stations. The program consists of classroom instruction followed by a comprehensive written examination. The SIA operator certificate is issued to those operators who pass such examination. The National Burglar and Fire Alarm Association ("NBFAA") has endorsed and approved the SIA program, adding it to the NBFAA National Training School. Alarmguard was the first security alarm company in the United States to have all its central monitoring station operators trained and tested in the SIA program. Of the estimated 12,000 companies in the security alarm industry, there are only 516 SIA certified central monitoring station operators. Alarmguard has 67, or approximately 13%, of such SIA certified central monitoring station operators which represents the third highest number of certificates granted to any one SIA approved company.

    SUBSCRIBER CONTRACTS. Alarmguard's monitoring/equipment lease contracts generally have initial terms of 60 months in duration, and provide for automatic renewal for a fixed period (typically one year) unless Alarmguard or the subscriber elects to cancel the contract 90 days in advance of the end of its term. Alarmguard maintains an individual file with a signed copy of the contract for each of its subscribers and a computerized customer data base.

    Substantially all of Alarmguard's monitoring/equipment lease contracts for Alarmguard's residential subscribers provide for subscriber payments of between $20 and $40 per month. Alarmguard's commercial subscribers typically pay from $25 to $150 per month.

    ENHANCED SECURITY SERVICES

    Additional MRR is generated by the provision of enhanced security services that Alarmguard offers to both its existing subscribers and in conjunction with the sales of new systems. These enhanced security services include:

       EXTENDED WARRANTY PLANS, which cover the normal costs of repair of the system during normal business hours, after the expiration of the initial warranty period.

       TWO-WAY VOICE COMMUNICATION (Remote Audio Verification), which consists of the ability, in the event of an alarm activation, to listen and talk to persons at the monitored premises from the central monitoring station through the monitoring panel located within the premises. Among

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       other things, such remote audio verification helps Alarmguard determine whether an alarm activation is a false alarm.

       SUPERVISED MONITORING SERVICE, which allows the alarm system to send various types of signals containing information on the use of the system, such as what users armed or disarmed the system and at what time of the day. This information is supplied to subscribers for use in connection with the management of their households or businesses. Supervised monitoring service can also include a daily automatic test feature and opening and closing reports on the numbers of persons entering or leaving a location.

       PAGER SERVICE, which provides the subscriber, at discounted rates, with standard pager services that also enable Alarmguard to reach the subscriber in the event of an alarm activation.

       WIRELESS BACK-UP, which permits the alarm system to send signals over a dedicated radio system in the event that regular telephone service is interrupted.

    INSTALLATION AND FIELD REPAIR SERVICES

    Alarmguard generally hires and maintains installation and field service personnel in each of its branch offices. Alarmguard trains its employees to install and maintain the various types of subscriber security systems marketed and serviced by Alarmguard and also those typically marketed by other dealers and found in the households of acquired subscriber accounts. The primary alarm systems that Alarmguard installs are manufactured by ITI and Ademco. Alarmguard has purchased alarm systems from other manufacturers and believes that it can readily do so in the future if necessary. Alarmguard believes that the majority of installed alarm systems monitored in the United States were manufactured by a limited number of manufacturers. Accordingly, Alarmguard believes that it can readily train service personnel to service these systems. Alarmguard generally warrants such systems for one year after installation.

    Installation of new alarm systems are performed promptly after the completion of the sale of the account. After completing an installation, the technician instructs the subscriber on the use of the system and furnishes a written manual and, in many instances, an instruction video. Additional follow-up instruction is provided by sales consultants in the branch office on an as-needed basis.

    Alarmguard believes one of the most effective ways of improving customer retention is the provision of quality, responsive field repair service by Alarmguard employees. Field service personnel are trained by Alarmguard to provide repair services for the various types of security systems owned by Alarmguard's subscribers. Field service personnel also inspect installations performed by Alarmguard's installation subcontractors.

    Repair services generate revenues primarily through billable field service calls or contractual payments under Alarmguard's extended warranty plans. The increasing density of Alarmguard's subscriber base, as a result of Alarmguard's continuing effort to fill-in areas surrounding its branch operations with new subscribers, permits more efficient scheduling and routing of field service technicians, and results in economies of scale at the branch level. The increased efficiency in scheduling and routing also allows Alarmguard to provide faster field service response and support, which leads to a higher level of subscriber satisfaction.

    CUSTOMER RETENTION

    Alarmguard believes that customer satisfaction is an important factor in the retention of subscriber accounts. Alarmguard has implemented a number of measures intended to maximize customer satisfaction, including an annual survey of all subscribers, and periodic awards to the branches that maintain superior customer satisfaction. To further enhance customer satisfaction, and therefore customer retention, each branch is on-line with Alarmguard's central computer in Orange, Connecticut so that employees of any branch can immediately access subscriber account information and respond promptly to questions

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or complaints. A history of each customer's alarm, repair and payment activities is maintained in the central computer, which enables customer representatives to promptly and effectively respond to customer inquiries.

    In the normal course of its business, Alarmguard experiences customer cancellations of monitoring and related services as a result of subscriber relocation, the cancellation of acquired accounts during the process of integrating such accounts into Alarmguard's operations, unfavorable economic conditions and other reasons. This attrition is offset to a certain extent by revenues from the sale of additional services to existing subscribers, the reconnection of premises previously occupied by subscribers, the conversion of accounts previously monitored by other alarm companies, and guarantees provided by the sellers of such accounts. Alarmguard experienced 12.3% of gross MRR attrition in fiscal 1995 and 11.9% in fiscal 1996. Gross MRR attrition is defined by Alarmguard for a particular period as a quotient, the numerator of which is equal to gross MRR lost as the result of canceled subscriber accounts, including the MRR of subscribers who have moved from homes or businesses in which an existing alarm system was installed ("transfers"), and the denominator of which is the average month-end MRR during such period. See "RISK FACTORS--Attrition of Subscriber Accounts" and "ALARMGUARD MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS-- General--Subscriber Attrition."

COMPETITION

    The security alarm industry is highly competitive and highly fragmented. Alarmguard competes with major national firms with substantial financial resources, including ADT, Ameritech Corporation, Wells Fargo, Honeywell, Inc., The Pittston Brinks Group, Western Resources and Westinghouse Electric Corporation, as well as other strong regional providers. Other alarm service companies have adopted a strategy similar to Alarmguard's that entails the aggressive purchase of alarm monitoring accounts both through acquisitions of account portfolios and through dealer programs and internal growth programs. Some of such competitors have greater financial resources than Alarmguard, or may be willing to offer higher prices than Alarmguard is prepared to offer to purchase subscriber accounts. Utility companies and cable television companies also have recently entered the alarm monitoring business and will likely compete with Alarmguard for new accounts and for acquisitions. See "RISK FACTORS--Competition."

    Competition in the security alarm industry is based primarily on reliability of equipment, market visibility, services offered, reputation for quality of service and price. Alarmguard believes it competes effectively with other national, regional and local security alarm companies in the Northeastern and Mid-Atlantic United States because of Alarmguard's reputation for reliable equipment and services, its concentrated presence in the areas surrounding its branch offices, its ability to bundle monitoring, maintenance and repair and enhanced services and its low cost structure.

    The Telecommunications Act of 1996 prohibits the regional Bell operating companies from engaging in the providing of alarm monitoring services until February 2001, except to the extent any Bell operating company was engaged in such business as of November 30, 1995. SNET is not covered by the prohibitions under the Telecommunications Act of 1996.

REGULATORY MATTERS

    Recently, a trend has emerged on the part of local governmental authorities to consider or adopt various measures aimed at reducing the number of false alarms. Such measures include: (i) subjecting alarm monitoring companies to fines or penalties for transmitting false alarms, (ii) licensing individual alarm systems and the revocation of such licenses following a specified number of false alarms, (iii) imposing fines on alarm subscribers for false alarms,
(iv) imposing limitations on the number of times the police will respond to alarms at a particular location after a specified number of false alarms and

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(v) requiring further verification of an alarm signal before the police will respond. See "RISK FACTORS--Possible Adverse Effect of 'False Alarm'
Ordinances."

    Alarmguard's operations are subject to a variety of other laws, regulations and licensing requirements of federal, state and local authorities. In certain jurisdictions, Alarmguard is required to obtain licenses or permits, to comply with standards governing employee selection and training and to meet certain standards in the conduct of its business. Many jurisdictions also require certain of Alarmguard's employees to obtain licenses or permits.

    In the states where Alarmguard installs burglary and fire systems, Alarmguard and its individual installers are required to hold licenses which, depending on the state, may include an electrical contractor's license and a journeyman's license. Such states may also require, as part of the licensing process, a security clearance or background check issued by the state's department of public safety or similar governmental authority. In the states where Alarmguard is required to have a single license holder, under whose license the individual installers may operate, Alarmguard generally has two or three license holders in order to ensure continuity in the event a licensed employee is transferred or leaves Alarmguard's employment. Local authorities generally require permits for large or complex fire system installations. Such permits are generally specific to the installation site and are obtained in advance of the commencement of work.

    The alarm industry is also subject to requirements imposed by various insurance, approval, listings and standards organizations. Depending upon the type of subscriber served, the type of security service provided, and the requirements of the applicable local governmental jurisdiction, adherence to the requirements and standards of such organizations is mandatory in some instances and voluntary in others.

    Alarmguard's advertising and sales practices are regulated by both the FTC and state consumer protection laws. Such laws and regulations include restrictions on the manner in which Alarmguard promotes the sale of its security alarm systems and the obligation of Alarmguard to provide purchasers of its alarm systems with certain recision rights.

    Alarmguard markets some of its products and services through telemarketing, which is regulated on the state and federal level. Alarmguard believes that these activities will increasingly be subject to such regulation. Such regulation may limit Alarmguard's ability to solicit new subscribers or to offer one or more products and services to existing subscribers and may materially affect Alarmguard's business and revenues.

    Alarmguard's alarm monitoring business utilizes telephone lines and radio frequencies to transmit alarm signals. The cost of telephone lines and the type of equipment which may be used in telephone line transmission are currently regulated by both federal and state governments. The operation and utilization of radio frequencies are regulated by the Federal Communications Commission and state public utilities commissions. See "RISK FACTORS--Government Regulations; Risks of Liability of Operations."

RISK MANAGEMENT

    The nature of the services provided by Alarmguard potentially exposes it to greater risks of liability for employee acts or omissions or system failure than may be inherent in other businesses. Most of Alarmguard's alarm monitoring agreements and other agreements pursuant to which it sells its products and services contain provisions limiting Alarmguard's liability to subscribers in an attempt to reduce this risk.

    Alarmguard carries insurance of various types, including general liability and errors and omissions insurance. The loss experience of Alarmguard and other security service companies may affect the availability and cost of such insurance. Certain of Alarmguard's insurance policies, and the laws of some states, may limit or prohibit insurance coverage for punitive or certain other types of damages, or liability of Alarmguard arising from gross negligence or wanton behavior. Alarmguard experiences insurance claims in the ordinary course of its business. Alarmguard does not believe that any of such pending claims will have a material adverse effect on the financial condition or results of operations of Alarmguard or Alarmguard's ability to obtain insurance coverage in the future.

TRADEMARKS

    Alarmguard operates under the trademark "Alarmguard" and certain other trademarks. See "-- Sonitrol Franchise."

LEGAL PROCEEDINGS

    Alarmguard experiences routine litigation in the normal course of its business. Alarmguard does not believe that any pending or threatened litigation will have a material adverse effect on the financial condition or results of operations of Alarmguard.

EMPLOYEES

    At March 13, 1997, Alarmguard employed approximately 400 individuals on a full-time basis. Currently, none of Alarmguard's employees is represented by a labor union or covered by a collective bargaining agreement. Alarmguard believes that its relations with its employees are good.

FACILITIES

    Alarmguard's executive offices, central monitoring station and administrative offices constitute 20,000 square feet and are located at 125 Frontage Road, Orange, Connecticut (the "Headquarters"). Alarmguard has entered into a lease with respect to the Headquarters with 125 Frontage Road LLC, a company controlled by Russell R. MacDonnell Chairman, President and Chief Executive Officer of Alarmguard. Such lease expires on June 30, 2003. Alarmguard also leases office space in Piscataway and Parsippany, New Jersey; New Rochelle and Plainview, New York; Woodlyn, Pennsylvania; and Salisbury, Maryland. The leases for these properties expire on various dates through 2002, and in some cases are renewable at the option of Alarmguard.

                   TRITON SELECTED HISTORICAL FINANCIAL DATA

    The following tables set forth certain historical selected consolidated financial data of Triton. The selected consolidated financial data are derived from the consolidated financial statements of Triton and should be read in conjunction with Triton's consolidated financial statements and related notes incorporated herein by reference and with the "TRITON MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" included elsewhere in this Proxy Statement/Prospectus. The selected consolidated financial data for the nine months ended March 31, 1994 and as of and for the years ended March 31, 1995 and 1996 have been derived from the audited consolidated financial statements of Triton incorporated herein by reference. The selected consolidated financial data as of and for the years ended March 31, 1992 and 1993, as of and for the three months ended June 25, 1993 and as of March 31, 1994 have been derived from the audited consolidated financial statements of Triton not included or incorporated by reference in this Proxy Statement/Prospectus. The selected consolidated financial data for the nine months ended December 31, 1995 and 1996 and as of December 31, 1996 have been derived from the unaudited interim consolidated financial statements of Triton, incorporated herein by reference, which have been prepared on a consistent basis with the audited consolidated financial statements and reflect, in the opinion of the management of Triton, all adjustments (consisting only of normal recurring accruals) necessary for the fair presentation of such data. Results for the nine months ended December 31, 1996 are not necessarily indicative of the results that may be expected for any other interim period or for the year as a whole.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                               TRITON GROUP LTD.
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                              PREDECESSOR COMPANY (A)
                                          --------------------------------
                                                                  THREE
                                                                  MONTHS    NINE MONTHS                         NINE MONTHS ENDED
                                           YEARS ENDED MARCH    ENDED JUNE  ENDED MARCH   YEARS ENDED MARCH
                                                  31,              25,          31,              31,               DECEMBER 31,
                                          --------------------  ----------  -----------  --------------------  --------------------
                                            1992       1993      1993(B)       1994        1995       1996       1995       1996
                                          ---------  ---------  ----------  -----------  ---------  ---------  ---------  ---------
                                                                                                                   (UNAUDITED)
Statement of Operations Data:
Revenues................................  $  19,355  $   6,836  $    1,735   $   6,633      --         --         --         --
Operating income (loss).................    (18,649)    (3,381)       (312)        421   $  (2,722) $  (5,427)   $(5,003) $  (1,104)
Income (loss) from continuing
  operations............................   (153,455)   (26,748)    (14,027)    (14,199)    (10,663)    25,072     24,490      2,237
Income (loss) from discontinued
  operations............................    (18,902)   (14,355)     (1,134)       (961)    (13,604)     2,514      2,514     --
Extraordinary item......................      4,304      4,622     177,903
Net income (loss).......................   (168,053)   (36,481)    162,742     (15,160)    (24,267)    27,586     27,004      2,237
Per Share Data (c)(d):
  Income (loss) from continuing
    operations..........................                                         (0.71)      (0.53)      1.22       1.21       0.10
  Income (loss) from discontinued
    operations..........................                                         (0.05)      (0.68)      0.12       0.12     --
  Net income (loss).....................                                         (0.76)      (1.21)      1.34       1.33       0.10
Shares outstanding at year end(d).......                                        19,978      19,978     21,451     19,978     21,553
Average shares, including common stock
  equivalents(d)........................                                        19,978      19,978     20,612     20,298     21,525

                                               PREDECESSOR
                                                 COMPANY
                                               AT MARCH 31,      AT JUNE 25,           AT MARCH 31,             AT DECEMBER 31,
                                           --------------------  -----------  -------------------------------  -----------------
                                             1992       1993      1993 (B)      1994       1995       1996           1996
                                           ---------  ---------  -----------  ---------  ---------  ---------  -----------------
                                                                                                                  (UNAUDITED)
Balance Sheet Data:
Total assets (e).........................  $ 325,210  $ 254,675   $ 199,201   $ 182,181  $  55,430  $  14,883      $  15,568
Long-term debt (e).......................    351,737    104,852      94,116      89,478     25,837        915         --
Other liabilities........................     25,285      7,227      12,329       9,200      5,716      2,887          2,637
Liabilities subject to compromise........     --        235,541      --          --         --         --             --
Minority interest in subsidiaries........     15,084     13,573      13,612      13,209     --         --             --
Stockholders' equity (deficit)...........   (127,214)  (161,461)     57,715      41,895     17,806      9,935         12,172

------------------------

(a) Triton emerged from Chapter 11 bankruptcy proceedings on June 25, 1993 pursuant to the terms of the Joint Plan. Following the consummation of the Joint Plan, the results of Triton, which became a new entity for financial reporting purposes, are distinguished from the results of the predecessor company by a solid double line.

(b) Financial data as of and for the three months ended June 25, 1993 give effect to the consummation of the Joint Plan.

(c) Per share data for periods prior to June 25, 1993 are not presented because of the change in the capital structure on that date as a result of the consummation of the Joint Plan.

(d) Does not reflect the Reverse Stock Split to be effected prior to the Merger.

(e) Triton generally does not restate its consolidated balance sheet to remove the assets, liabilities, and minority interest of discontinued operations. Consequently, balance sheet data includes the assets and liabilities of Liquor Barn, Inc. ("Liquor Barn"), National Airmotive, Ridgewood and Western Metal prior to their respective dispositions. However, the consolidated balance sheet as of March 31, 1995 reflects the net assets and liabilities of National Airmotive as a single amount, despite the disposition date of June 2, 1995, because Triton entered into a contract to sell National Airmotive in March 1995.

                 TRITON MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BACKGROUND AND RECENT DEVELOPMENTS

    Triton is a holding company which historically conducted business through a number of operating subsidiaries in various industries. Triton emerged from bankruptcy proceedings under Chapter 11 in June 1993 with operating control of six subsidiaries and a significant equity interest in a seventh company. Triton announced in August 1993 a plan to realize value for its stockholders over a relatively short period of time in the form of either cash or securities which, in the opinion of management, would be liquid and fairly valued given the underlying assets. Refer to the "Business Developments" section below which details the progress that Triton has made toward its goal since the emergence from Chapter 11 in 1993.

    At March 13, 1997, Triton owned 44% of Mission West (676,050 shares of common stock), a publicly-traded real estate company, with a quoted market value of $1.4 million at such date, 450,000 shares of Series A Convertible Preferred Stock with a face value of $3.6 million of Ridgewood, a diversified real estate company, and 100% of La Jolla, a non-operating Bermuda insurance captive. On such date, Triton also had $15.3 million of cash and held certain other assets with an estimated aggregate fair market value of aproximately $300,000. These assets included notes and other receivables, a non-voting preferred stock interest in a private company and certain parcels of real estate. At March 13, 1997, Triton also had certain notes payable of approximately $1 million and certain contingent liabilities in the amount of $1.9 million. Triton announced in December 1995 that it had retained an investment banking firm to assist Triton in developing and evaluating proposals for potential acquirors, acquisition candidates or merger partners.

    On July 1, 1996, Mission West entered into a definitive agreement to sell substantially all of its real estate assets for approximately $42 million. On October 14, 1996, Mission West announced that it had exercised a "fiduciary out" pursuant to this agreement and entered into a new definitive agreement to sell all of its real estate assets for an aggregate purchase price of $46.5 million. On December 6, 1996, Mission West issued a "fiduciary out" pursuant to this second agreement and entered into a new definitive agreement to sell all of its real estate assets for an aggregate purchase price of $50.5 million. The current agreement was approved by the stockholders of Mission West on December 16, 1996 at a meeting held for such purpose. On January 20, 1997, Mission West completed the sale of all but one of the properties under contract and received gross cash proceeds of approximately $47.5 million before the repayment of secured real estate obligations on such properties totaling approximately $29 million. Mission West has the remaining property under contract for $3 million and anticipates closing this sale in the near future. On February 4, 1997, the board of directors of Mission West declared a cash dividend of $9.00 per share of Mission West common stock to stockholders of record on February 19, 1997, which was paid on February 27, 1997. This represented a cash distribution to Triton of approximately $6.1 million.

    Pursuant to the Merger Agreement, Alarmguard will become a wholly-owned subsidiary of Triton through the merger of Merger Sub with and into Alarmguard and the conversion and exchange of each share of Merger Sub Common Stock for one share of Surviving Corporation Common Stock, thus making Alarmguard the legal acquiree and Triton the legal acquiror. However, because pursuant to the Merger Agreement, the Alarmguard stockholders will, upon the consummation of the Merger, hold approximately 57% of the outstanding Holdings Common Stock, the Merger will be accounted for as a "reverse acquisition." Triton will therefore be designated the accounting acquiree and Alarmguard the accounting acquiror. As such, the net assets (principally cash) of Triton (the issuing company) will be recorded at net book value and the pre-Merger financial statements of Alarmguard, the accounting acquiror (i.e., the legal acquiree) will become the historical financial statements of the combined company. In addition, pre-Merger stockholders' deficiency and loss per share will be retroactively restated for the equivalent number of shares received by the accounting acquiror (Alarmguard) in the combination, with differences between the par value of the issuer's (Triton) and accounting acquiror's (Alarmguard) stock recorded as an adjustment to paid-in capital of Holdings.

    Prior to 1993, La Jolla provided certain insurance coverage for its parent corporation and Triton's predecessor, Intermark, Inc., and certain of Intermark's subsidiaries, including workers' compensation and D&O insurance. In October 1992, Intermark filed for reorganization under Chapter 11 of the United States Bankruptcy Code. At that time, the total liabilities of La Jolla (including reserves established for the risks inherent in these policies) exceeded its assets by approximately $0.5 million. As a result of the La Jolla insolvency and the Chapter 11 filing of Intermark, La Jolla was placed into a voluntary liquidation proceeding in Bermuda to be managed by a liquidator for the benefit of its creditors. In 1993, the remaining risks under the workers' compensation policies were reinsured with a commercial insurance carrier and the only remaining policy was a $3 million D&O insurance policy which expired in April 1993.

    Since La Jolla entered voluntary liquidation in late 1992, no actual claims have been filed and La Jolla has no remaining active policies. Additionally, La Jolla's assets have increased from $2.8 million in October 1992 to $3.4 million in December 1996 as a result of interest, dividends, and capital gains on invested balances. Given La Jolla's assets and the D&O policy limit of $3 million, the entity was deemed solvent in Triton's fiscal 1997. Triton received definitive notice of La Jolla's emergence from liquidation in the third quarter, and operating control of La Jolla has transferred back to Triton. Accordingly, Triton will reconsolidate La Jolla as of December 31, 1996. In December 1996, La Jolla reinsured the remaining risk under the D&O policy through the purchase of a three-year, $3 million tail insurance policy from a commercial insurance carrier, Reliance Insurance Company, at a cost of approximately $160,000. While Triton believes that it has fully reinsured the risks under the 1993 D&O policy with a financially sound insurance company, there can be no assurance that La Jolla or Triton would not have to fund any claims that the reinsurer fails to pay. Following the acquisition of the new tail policy, La Jolla completed a $3.1 million cash dividend to Triton.

    In January 1997, Triton received a cash payment of $512,000, representing a distribution on its claims pursuant to the bankruptcy liquidation plan of Liquor Barn. Triton expects to receive a final distribution from Liquor Barn in mid-1997 of up to approximately $100,000.

    The consolidated financial statements of Triton incorporated herein by reference have been prepared on a going concern basis assuming continuity of operations and the realization of assets and liquidation of liabilities in the ordinary course of business.

BUSINESS DEVELOPMENTS

    During the three fiscal years ended March 31, 1996 and the nine months ended December 31, 1996, the following corporate changes or significant events took place:

FISCAL YEAR 1994

    - Triton emerged from Chapter 11 as Triton Group Ltd. on June 25, 1993.

    - National Airmotive amended its credit facility and repaid $7.1 million of intercompany debt to Triton, the majority of which was used to reduce holding company level debt.

    - Triton, along with Liquor Barn's management and Liquor Barn's creditors committee, determined that an orderly liquidation of Liquor Barn's assets was in the best interest of all of that company's creditors. Liquor Barn's bankruptcy plan was confirmed in May 1994.

    - Triton sold its remaining interest in WSI Holdings, Inc. ("Western Sizzlin") for $400,000.

    - Triton liquidated certain miscellaneous assets generating cash of approximately $2.8 million.

FISCAL YEAR 1995

    - Ridgewood completed the sale of certain of its real estate holdings including two apartment buildings for $4.1 million in March 1994 and its entire portfolio of mobile home parks and inventory for approximately $15 million in June 1994.

    - Triton sold its interest in Ridgewood to Ridgewood for consideration consisting of $8 million cash and 450,000 shares of newly issued Ridgewood preferred stock with a face value of $3.6 million.

    - Triton entered into an agreement to sell its entire ownership interest in National Airmotive in March 1995. In June 1995, Triton completed the sale of National Airmotive for cash proceeds of $11.3 million and the assumption of National Airmotive's debt by the buyer.

    - Actava, then 25.5% owned by Triton, completed the sale of its interest in Qualex and exchanged its interest in its four sporting goods subsidiaries to Roadmaster Industries, a sporting goods company listed on the New York Stock Exchange, for 39% of the outstanding shares of Roadmaster.

    - Actava signed a definitive agreement to merge with Orion, Sterling and MITI, with the combined new company to be called Metromedia International Group, Inc. The merger was subject to successful refinancing of the Orion debt, Actava and Orion stockholder approval, and other customary approvals and conditions.

    - Triton delivered 100,000 shares of common stock of Mission West to Mission West in exchange for a revised lease agreement for the facility leased by Mission West to Triton's then wholly owned subsidiary, Western Metal. This event caused Triton's ownership in Mission West to decline to 49.4%, below the required level for consolidation in Triton's consolidated financial statements.

FISCAL YEAR 1996

    - Triton completed the sale of its entire equity interest in Western Metal for net cash proceeds of $2.6 million and the assumption of Western Metal's debt by the buyer.

    - Triton consummated the sale of 3.1 million shares of Actava for net cash proceeds of approximately $49.5 million, $18 million of which was used to repay the balance of its secured indebtedness to Actava.

    - Triton received $2.5 million in cash in an initial distribution pursuant to Liquor Barn's bankruptcy plan of liquidation.

    - Actava completed its merger with Orion, Sterling and MITI and the combined entity was renamed Metromedia International Group, Inc.

    - Triton completed a special distribution to its stockholders consisting of $1.57 in cash and .066 of a share of common stock of Metromedia for each outstanding share of Triton Common Stock. The value of the distribution at that time was $2.54 per share of Triton Common Stock.

    - Triton announced that it had retained an investment banking firm to assist it in developing and evaluating proposals for potential acquirors, acquisition candidates or merger partners.

NINE MONTHS ENDED DECEMBER 31, 1996 AND THEREAFTER

    - On September 23, 1996, Triton entered into a letter of intent to merge with Alarmguard.

    - On December 5, 1996, La Jolla completed a $3.1 million cash dividend to Triton.

    - On January 28, 1997, Triton received $512,000 in cash representing a second distribution pursuant to Liquor Barn's bankruptcy plan of liquidation.

    - On February 4, 1997, following the sale of substantially all of Mission West's real estate properties on January 20, 1997, as discussed above, the board of directors of Mission West declared a cash dividend of $9.00 per share of Mission West common stock, which was paid on February 27, 1997. This represented a cash distribution to Triton of approximately $6.1 million.

    As a result of the Liquor Barn bankruptcy liquidation plan, and the sales of Ridgewood, National Airmotive and Western Metal, the operations of Liquor Barn, Ridgewood, National Airmotive and Western Metal have been classified as discontinued operations in the consolidated statements of operations and cash flows for all periods presented prior to their respective sale dates in the consolidated financial statements of Triton incorporated herein by reference.

FINANCIAL REORGANIZATION AND BASIS FOR PREPARATION OF FINANCIAL STATEMENTS

    As a result of the financial reorganization completed by Triton in June 1993 pursuant to the Joint Plan, Triton's consolidated financial statements have been prepared utilizing the principals outlined in Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7") issued in November 1990 by the American Institute of Certified Public Accountants. Under the provisions of SOP 90-7, Triton was required to adopt fresh start reporting as of June 25, 1993, the Effective Date of the Joint Plan, since the reorganization value (approximate fair value of the net assets at the Effective Date) was less than the total of all pre-petition liabilities and the former stockholders of the predecessor company received less than 50% of the voting shares of the merged entity. Accordingly, the financial statements of Triton subsequent to the Effective Date reflect the effects of the forgiveness of debt resulting from the confirmation of the Joint Plan and the effects of the adjustments to restate assets and liabilities of Triton to fair value pursuant to SOP 90-7. The predecessor company had already ceased accruing interest on its unsecured debt as of the Petition Date.

    The accumulated deficit of the predecessor company was eliminated and Triton's capital structure was recast in conformity with the Joint Plan. The consolidated financial statements subsequent to the Effective Date represent the results and financial position of the reorganized Triton which, in effect, is a new entity for financial reporting purposes with assets, liabilities, capital structure, cash flows and operating results that are not comparable with prior periods. Accordingly, in the consolidated financial statements of Triton incorporated herein by reference, the results of Triton have been segregated from the results of the predecessor company by a solid double line to reflect the significant change in reporting entity.

    Despite the change in reporting entity, the reorganization had no effect on the financial reporting of Triton's remaining operating subsidiaries at that time. The operating subsidiaries were not a part of the Chapter 11 proceedings and their operations, financial position and capital structures were unaffected by the reorganization.

LIQUIDITY AND CAPITAL RESOURCES

    Triton's principal remaining assets at March 13, 1997 consisted of approximately $15.3 million of cash, its 44% interest in Mission West with a quoted market value of $1.4 million at March 13, 1997 and certain other assets. Triton's ability to realize the remaining value of its ownership in the Mission West shares on a short-term basis is limited by, among other things, market conditions and securities law restrictions. As discussed above, Mission West has one remaining property under contract for $3 million and anticipates closing the sale in the near future.

    Triton also owns 450,000 shares of Series A Preferred Stock of Ridgewood with a face value of $3.6 million which is carried in Triton's consolidated balance sheet at $2 million. Triton currently accrues a quarterly dividend of $90,000 on this investment and the preferred stock is redeemable at any time by Ridgewood at its face value plus accrued dividends. The preferred stock is convertible by Triton at any time into 1,350,000 Ridgewood common shares, which would represent approximately 55% of the Ridgewood common shares then outstanding. Management is currently evaluating various alternatives for realizing the value of this asset.

    As discussed above, on December 5, 1996 Triton's wholly-owned insurance captive, La Jolla, paid a $3.1 million cash dividend to Triton, and on January 28, 1997, Triton received a cash distribution of $512,000 from Liquor Barn. In addition, on February 10, 1997, Triton advanced $500,000 to SSH pursuant to the Bridge Note. See "PROPOSAL 1: THE MERGER AND THE ISSUANCE OF THE MERGER SHARES--Alarmguard Financing."

    Triton's current quarterly cash requirements include approximately $400,000 of corporate level general and administrative expenses. Triton's management believes that its current cash balances combined with expected cash flows are sufficient to cover its operating requirements. Triton does not have any material capital requirements or other commitments for capital in the next year.

RESULTS OF OPERATIONS

    BUSINESS SEGMENTS. Triton no longer operates in any business segments; however, Triton had consolidated real estate operations prior to fiscal year 1995 and had various unconsolidated operations during the three years ended March 31, 1996 and the nine months ended December 31, 1996 and 1995. See "DESCRIPTION OF TRITON."

    REAL ESTATE. As a result of the sale of the Ridgewood common stock in August 1994, the operating results of Ridgewood have been reclassified as a discontinued operation for all periods presented. Additionally, Triton's interest in Mission West declined to 49.4% in 1995, and accordingly, Mission West has been reflected as an equity investment in the consolidated financial statements effective as of the beginning of 1995. Accordingly, the operating results of the Real Estate segment included in the consolidated results of operations include only the operating results of Mission West for the year ended March 31, 1994.

    Revenues of Mission West consist primarily of rental income as Mission West had no property sales in either 1993 or 1994. Mission West's revenues in 1994 of $8.4 million compared to revenues of $6.8 million in the prior year due primarily to a litigation settlement of $1.5 million in 1994, which was recorded as revenue, relating to a property sold by Mission West in 1986. Mission West's operating profit improved to $2.6 million in 1994 from $1.6 million in 1993 primarily due to the litigation settlement discussed above.

    EQUITY IN EARNINGS OF UNCONSOLIDATED SUBSIDIARIES

    ACTAVA. Prior to the sale of 3.1 million shares of Actava in October 1995, Triton recorded the results of Actava on a three-month delayed basis such that Actava's calendar year results were recorded within Triton's fiscal year which ends on March 31. Equity losses from Actava amounted to $11.2 million in fiscal year 1994, $7.1 million in fiscal year 1995, and $12.1 million in 1996, which included Triton's share of Actava's results through September 1995. Actava's loss in calendar 1993 reflected operating losses at Actava's Snapper Power Equipment Division ("Snapper") and to a lesser extent reduced operating profits at the sporting goods group of companies. Actava attributed the Snapper losses to manufacturing problems associated with newly introduced products as well as increased product related expenses such as warranty. Actava attributed the reduced operating earnings at the sporting goods companies to Diversified Products, acquired by Actava in June 1993, which recorded losses for the period due to a cautious retail environment as well as production problems caused by the late delivery of certain product components. The improvement in Actava's calendar 1994 results, recorded by Triton in fiscal year 1995, reflects reduced operating losses at Snapper resulting from higher sales volume, a change in product mix and improved manufacturing costs.

    The increased losses recorded by Actava during the nine months ended September 30, 1995, recorded by Triton in fiscal year 1996, were attributed to reduced operating profits at Snapper due to reduced sales caused by the continuance of a dealer direct sales program which resulted in repurchases of certain finished goods inventory from Snapper's distributors. The losses were also attributed to increased selling and administrative expenses at Snapper and the elimination of the operating profit of the sporting goods companies sold in December 1994.

    MISSION WEST. Mission West's operating results were fully consolidated in Triton's consolidated statement of operations prior to fiscal year 1995. Effective as of the beginning of fiscal year 1995, Triton has reflected its investment in Mission West as an equity investment and Triton recorded equity in earnings from Mission West of $154,000 in 1995 and $51,000 in 1996. Additionally, Triton recorded equity in earnings of $10,000 and equity losses of $15,000 for the nine months ended December 31, 1995 and 1996, respectively.

    WESTERN SIZZLIN. Prior to 1993, Triton owned 67% of Western Sizzlin, a franchisor of steak restaurants, and Western Sizzlin's results were consolidated in Triton's consolidated financial statements. Western Sizzlin filed a Chapter 11 petition in October 1992 and Triton determined that its ownership level in the reorganized entity would likely fall below 50%. Accordingly, Triton's interest in Western Sizzlin was reflected as an equity investment as of the beginning of fiscal year 1993. Prior to Triton's sale of Western Sizzlin in 1994, Triton recorded equity in earnings from Western Sizzlin of approximately $0.3 million.

    CONSOLIDATED OPERATIONS

    THREE MONTHS ENDED JUNE 25, 1993. Revenues for the three months ended June 25, 1993 of $1.7 million were level with revenues for the same period in the prior year. The consolidated operating loss of $0.3 million for the three months ended June 25, 1993 compared to an operating loss of $1.4 million in the prior year, reflecting primarily reduced corporate level general and administrative expenses in 1993.

    The consolidated loss from continuing operations of $14 million for the three-month period ended June 25, 1993 compared to a loss of $8.6 million for the same period in the prior year. The 1993 three-month period included $10.7 million of reorganization costs, $1.5 million of increased equity losses from Actava and a $1.8 million reduction in investment and other income. Partially offsetting these reductions were the improved operating results of $1.1 million discussed above, a $6.8 million reduction in interest expense, principally due to the curtailment of interest accruing on the Companies' subordinated debentures subsequent to the date of the Chapter 11 petitions, and improved equity earnings of Western Sizzlin of $0.7 million.

    Net income of $162.7 million for the three-month period ended June 25, 1993 compared to a net loss of $5.1 million for the same period in the prior year. The 1993 three-month period included an extraordinary gain of $178 million associated with the conversion of substantially all of the unsecured debt of the predecessor company to equity pursuant to the Joint Plan. The same period in the prior year included a $4.6 million extraordinary gain associated with the repurchase of subordinated debentures at prices below the face amount of the debt. The three-month period ended June 25, 1993 included a $1.1 million loss from discontinued operations, reflecting the combined operating results of Liquor Barn, National Airmotive, Ridgewood and Western Metal, which was level with the loss from discontinued operations for the same period in the prior year.

    NINE MONTHS ENDED MARCH 31, 1994. Revenues for the nine-month period ended March 31, 1994 improved by $1.5 million over the same period in the prior year, as a result of improved revenues at Mission West.

    Consolidated operating income of $0.4 million for the nine-month period ended March 31, 1994 compared to an operating loss of $2 million for the same period in the prior year. The improved results reflected a $1.1 million operating improvement at Mission West and a $1.3 million reduction in net corporate expenses.

    The loss from continuing operations for the nine-month period ended March 31, 1994 amounted to $14.2 million compared to a loss of $18.1 million for the same period in the prior year. In addition to the $2.4 million improvement in operating results discussed above, other favorable fluctuations resulted from the reorganization and included an $8.2 million reduction in interest expense due to the elimination of interest on the subordinated debt of the predecessor company and the fact that the corresponding 1993 period included $18.3 million of reorganization costs. Partially offsetting these improvements were increased equity losses from Actava of $12.6 million and a reduced income tax benefit of $12.4 million.

    The net loss for the nine-month period ended March 31, 1994 of $15.2 million compared to a net loss for the same period in the prior year of $31.4 million. The nine-month period ended March 31, 1994 included a loss from discontinued operations of $1 million reflecting the combined operating results of National Airmotive, Ridgewood and Western Metal. The comparable period in fiscal year 1993 included $13.2 million of losses from discontinued operations reflecting the combined losses of Liquor Barn, Ridgewood and Western Metal offset the earnings of National Airmotive.

    YEAR ENDED MARCH 31, 1995. The consolidated operating loss of $2.7 million in fiscal year 1995 compared to break-even results in the comparable period in the prior year. The fiscal year 1995 loss reflects primarily the deconsolidation of the operating results of Mission West at the beginning of fiscal year 1995 which generated operating earnings of $2.6 million in the comparable prior year period.

    The loss from continuing operations of $10.7 million in fiscal year 1995 compared to a loss in the comparable prior year period of $28.2 million. The significant reduction in the loss from continuing operations as compared to the prior year, despite the $2.7 million increased operating loss discussed above, is a result of several factors including $10.7 million of reorganization costs recorded in the prior year, reduced equity losses of Actava of $4.1 million in fiscal year 1995, reduced interest expense of $3.7 million and reduced combined other expenses of approximately $1.7 million. The reduction in interest expense reflects primarily the deconsolidation of Mission West's operating results in fiscal year 1995.

    The fiscal year 1995 net loss of $24.3 million compared to net income of $147.6 million in the comparable prior year period. The prior year included an extraordinary gain of $178 million associated with the conversion of substantially all of the unsecured debt of Triton's predecessor company to equity pursuant to the Joint Plan. Fiscal year 1995 included a loss from discontinued operations of $13.6 million, reflecting primarily the loss on the sale of National Airmotive. The comparable prior year period included a loss from discontinued operations of $2.1 million reflecting the combined operating results of National Airmotive, Ridgewood, Liquor Barn and Western Metal.

    YEAR ENDED MARCH 31, 1996. The operating loss in fiscal year 1996 of $5.4 million compared to an operating loss of $2.7 million in the prior year. In both years the losses consist solely of corporate level expenses. The increased current year expenses include $1.8 million of bonuses and severance payments and $1.4 million ($0.7 million of which was non-cash) of stock option and warrant compensation. Effective January 2, 1996, the executive officers of Triton were terminated as employees. Two of the three executives terminated in January are continuing to provide services to Triton on a consulting basis. In connection with their terminations, the executives received one-year severance payments pursuant to employment agreements with Triton. The stock option and warrant compensation was recognized in connection with the participation in the special distribution to stockholders in December 1995 of the executive officers, directors and certain financial consultants of Triton who held options and warrants to purchase Triton Common Stock. Partially offsetting the non-recurring expenses described above was a $0.5 million reduction in the recurring corporate level expenses.

    The income from continuing operations in fiscal year 1996 of $25.1 million compared to a loss of $10.7 million in the prior year. The improvement in the current year, despite the increased operating expenses of $2.7 million described above, reflects a $39.6 million gain on the sale of 3.1 million common shares of Actava, a $1.2 million reduction in interest expense due to the repayment of the majority of the secured debt in October 1995 and a $3.1 million improvement in interest, dividends and other income. The increase in other income reflects primarily the effect of a binding arbitration award received by Triton in connection with a litigation matter combined with the adjustment of certain reserves based upon revised estimates of certain contingencies. Partially offsetting these improvements were increased equity losses of Actava of $5 million recorded by Triton prior to the sale of the 3.1 million common shares of Actava in October 1995 and a $0.4 million reduction in the income tax benefit.

    Net income in the current year of $27.6 million compared to a net loss of $24.3 million in the prior year. The current year included income from discontinued operations of $2.5 million reflecting principally the gain on the sale of Western Metal. The prior year included a loss from discontinued operations of $13.6 million reflecting primarily the loss on the sale of National Airmotive.

    NINE MONTHS ENDED DECEMBER 31, 1996. Consolidated income from continuing operations for the nine months ended December 31, 1996 was $2.2 million compared to income of $24.5 million during the comparable period in the prior year. The prior year period included the $39.6 million gain on the sale of Actava discussed above, partially offset by $12.1 million in equity losses of Actava prior to the sale.

    General and administrative expenses were $1.1 million for the nine months ended December 31, 1996 compared to $5 million for the comparable period in the prior year. The decline in these expenses reflects a reduction in salaries and professional fees consistent with the reduced operations of Triton, combined with the fact that the prior period included approximately $1.8 million of executive bonuses and severance payments. The prior year period also included stock option and warrant compensation of $1.4 million ($678,000 of which was non-cash) representing the compensation recognized in connection with the participation in the special distribution to stockholders in December 1995 of Triton's executive officers, directors and certain financial advisors who held options and warrants to purchase Triton Common Stock. Net interest income for the nine months ended December 31, 1996 was $187,000 versus net interest expense of $781,000 in the comparable prior year period. The interest expense in the prior year period related primarily to interest on secured debt repaid following the sale of the Actava common shares in October 1995.

    Additionally, the current year period included a $3.2 million non-recurring gain on the reconsolidation of La Jolla following La Jolla's emergence from liquidation proceedings, and the reinsurance of its remaining risks for an amount significantly below the book reserves establised for such risks. The prior year period included a $1.8 million binding arbitration award from a commercial insurance company included in other income.

    Net income for the nine months ended December 31, 1996 was $2.2 million compared to $27 million in the comparable prior year period. The prior year period also included income from discontinued operations of $2.5 million, reflecting the gain on the sale of Western Metal, partially offset by the operating losses of Western Metal prior to disposition.

                  ALARMGUARD SELECTED HISTORICAL CONSOLIDATED
                          FINANCIAL AND OPERATING DATA

    The following table sets forth certain selected historical consolidated financial and operating data of Alarmguard. The selected consolidated balance sheet data as of December 31, 1995 and 1996 and the selected consolidated statement of operations data for the years ended December 31, 1994, 1995 and 1996 have been derived from the audited consolidated financial statements of SSH (referred to herein as "Alarmguard") included elsewhere in this Proxy Statement/Prospectus. The selected consolidated balance sheet data as of December 31, 1992, 1993 and 1994 and the selected consolidated statement of operations data for the period ended December 31, 1992 and the year ended December 31, 1993 have been derived from the audited consolidated financial statements of SSH. The selected consolidated financial data should be read in conjunction with Alarmguard's consolidated financial statements and related notes and with "ALARMGUARD MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" included elsewhere in this Proxy Statement/Prospectus.

                                                                                     YEAR ENDED
                                                                                    DECEMBER 31,
                                                            ------------------------------------------------------------
                                                             1992(1)       1993        1994        1995         1996
                                                            ----------  ----------  ----------  -----------  -----------

                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA AND NUMBER OF
                                                                                    SUBSCRIBERS)

STATEMENT OF OPERATIONS DATA:
  Recurring revenue.......................................  $    1,880  $    7,098  $   10,928  $    12,072  $    15,011
  Installation revenue....................................         932       2,964       5,217        6,885        7,613
  Service revenue.........................................         183         656         930        1,243        1,528
                                                            ----------  ----------  ----------  -----------  -----------
Total revenue.............................................       2,995      10,718      17,075       20,200       24,152
  Monitoring expense......................................         326       1,071       1,688        1,691        2,258
  Installation expense....................................         612       2,009       3,454        4,196        4,685
  Service expense.........................................         335       1,099       2,223        2,387        2,837
                                                            ----------  ----------  ----------  -----------  -----------
Total cost of revenue.....................................       1,273       4,179       7,365        8,274        9,780
Gross profit..............................................       1,722       6,539       9,710       11,926       14,372

  Sales and marketing expense.............................         389       1,402       2,163        3,020        3,732
  General and administrative expense......................         866       3,100       5,037        6,467        8,435
  Depreciation expense....................................          53         549       1,225        2,081        3,008
  Amortization expense....................................         733       2,706       3,392        4,705        5,134
                                                            ----------  ----------  ----------  -----------  -----------
Total operating expenses..................................       2,041       7,757      11,817       16,273       20,309

Operating loss............................................        (319)     (1,218)     (2,107)      (4,347)      (5,937)

Other expense, net (principally interest).................        (406)     (1,068)     (1,510)      (2,300)      (3,051)
                                                            ----------  ----------  ----------  -----------  -----------
Net loss before income taxes and extraordinary items......  $     (725) $   (2,286) $   (3,617) $    (6,647) $    (8,988)
                                                            ----------  ----------  ----------  -----------  -----------
                                                            ----------  ----------  ----------  -----------  -----------
Pro forma loss per common share (unaudited) (2)...........                                                   $     (3.12)
                                                                                                             -----------
                                                                                                             -----------

Shares used in computing pro forma loss
  per common share........................................                                                         2,877
                                                                                                             -----------
                                                                                                             -----------

CASH FLOW DATA:
  Net cash provided by (used in) operating activities.....  $      188  $      (77) $   (1,997) $    (5,001) $    (7,261)
  Net cash used in investing activities...................  $   (4,224) $   (5,665) $   (3,147) $    (2,879) $    (1,623)
  Net cash provided by financing activities...............  $    4,903  $    8,282  $    2,538  $     8,640  $     7,553

OTHER DATA:
  Certain Subscriber Data:
  MRR at end of period(3).................................  $      348  $      822  $      956  $     1,129  $     1,392
  Number of subscribers at end of period..................      10,978      24,646      29,343       36,212       49,088

Adjusted EBITDA:
  EBITDA(4)...............................................  $      467  $    2,037  $    2,510  $     2,439  $     2,205
  Less Direct Marketing Program revenue(5)................                                (279)      (1,249)      (2,166)
  Plus Direct Marketing Program expenses(5)...............                                 656        2,084        4,351
                                                            ----------  ----------  ----------  -----------  -----------
Adjusted EBITDA(6)........................................  $      467  $    2,037  $    2,887  $     3,274  $     4,390
                                                            ----------  ----------  ----------  -----------  -----------
                                                            ----------  ----------  ----------  -----------  -----------

                                                                                    DECEMBER 31,
                                                            ------------------------------------------------------------
                                                                        1992        1993        1994        1995        1996
                                                                     ----------  ----------  ----------  ----------  ----------
                                                                                           (IN THOUSANDS)

BALANCE SHEET DATA:
  Intangible assets, net(7)........................................  $   12,669  $   22,499  $   23,517  $   23,223  $   21,430
  Total assets.....................................................  $   15,092  $   32,369  $   33,484  $   38,113  $   39,131
  Total obligations (8)............................................  $    7,344  $   16,162  $   20,735  $   30,776  $   39,775
  Redeemable preferred stock.......................................  $    5,010  $   14,218  $   14,903  $   15,588  $   16,273
  Total stockholders' deficiency...................................  $     (790) $   (3,473) $   (7,992) $  (15,264) $  (24,898)

------------------------

(1) The operating results for the period ended December 31, 1992 include the results of operations from the date of Alarmguard's inception (December 4, 1991) through December 31, 1992. The operating results for the period ended December 31, 1991 were not significant.
(2) Pro forma loss per common share gives effect to the conversion of all Alarmguard Preferred Stock (including accrued and unpaid dividends through January 31, 1997) and Alarmguard Common Stock into the Merger Shares in connection with the Merger. Such conversion does not include shares issuable upon exercise of outstanding stock options.

(3) "MRR" means monthly recurring revenue that Alarmguard is entitled to receive under contracts in effect at the end of such period. MRR is a term commonly used in the security alarm industry as a measure of the size of a company. It does not measure profitability or performance, and does not include any allowance for future subscriber attrition or for uncollectible accounts receivable.

(4) "EBITDA" means earnings before interest, taxes, depreciation and amortization. EBITDA is derived by adding to the loss before income taxes and extraordinary items, the sum of (i) amortization of debt issuance costs, acquired customer accounts, covenants not to compete and goodwill; (ii) other expense (principally interest), net; and (iii) depreciation expense. EBITDA does not represent cash flow from operations as defined by generally accepted accounting principles. EBITDA should not be construed as an alternative to net income and is not indicative of Alarmguard's operating performance or of cash flows available to fund Alarmguard's cash needs. Items excluded from EBITDA are significant components in understanding and assessing Alarmguard's financial performance. Alarmguard's management believes presentation of EBITDA enhances an understanding of Alarmguard's financial condition, results of operations and cash flows because EBITDA is used by Alarmguard to measure its ability to meet its debt service obligations and its capital expenditure and other operational needs as well as to provide funds for growth. In addition, EBITDA has been used by Alarmguard's lenders and the investment community to determine current borrowing capacity and to estimate the long-term value of companies with recurring revenues.

(5) Such amounts are not reportable for 1992 and 1993 as the Direct Marketing Program did not commence until 1994.

(6) "Adjusted EBITDA" is derived by adding to EBITDA, Direct Marketing Program expenses incurred, net of Direct Marketing Program revenues earned, during the period. Adjusted EBITDA does not represent cash flow from operations as defined by generally accepted accounting principles, should not be construed as an alternative to net income, and is not indicative of Alarmguard's operating performance or of cash flows available to fund Alarmguard's cash needs. Alarmguard's management believes presentation of Adjusted EBITDA enhances an understanding of Alarmguard's operating results, particularly in comparison to other security alarm companies that grow substantially through acquisitions of subscriber accounts. Additionally, an amount similar to Adjusted EBITDA is used by lenders in extending credit to Alarmguard.

(7) Includes acquired customer contracts, covenants not to compete and goodwill.

(8) Total obligations includes the current and non-current portion of: term loan, subordinated debt, capital leases (included in other liabilities) and notes payable.

               ALARMGUARD MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following is a discussion of the historical financial condition and results of operations of Alarmguard for each of the three years in the period ended December 31, 1996. The financial information, discussion and analysis which follow are based upon and should be read in conjunction with Alarmguard's consolidated financial statements and the notes thereto, included elsewhere herein. This Proxy Statement/ Prospectus contains forward-looking statements, including without limitation with respect to MRR, which involve risk and uncertainties. Alarmguard's actual results may differ materially from the results discussed in forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "RISK FACTORS" and elsewhere in this Proxy Statement/Prospectus.

GENERAL

    Alarmguard provides security alarm monitoring services and installs and services security alarm systems for residential and commercial subscribers, principally in the Northeastern and Mid-Atlantic regions of the United States. At December 31, 1996, Alarmguard had approximately 49,000 subscriber accounts for its alarm monitoring services (approximately 68% of which were residential). From January 1, 1995 to December 31, 1996, Alarmguard added approximately 15,600 monitored subscriber accounts through the Direct Marketing Program, including 10,300 new Direct Marketing Program monitored subscriber accounts during the year ended December 31, 1996. The total number of new monitored subscriber accounts added during the same periods was 30,100 and 18,700, respectively.

    Since January 1, 1995, Alarmguard has added approximately 7,600 subscriber accounts in eleven separate acquisitions for aggregate consideration of approximately $6.0 million (including assumed liabilities); 3,800 of these accounts were acquired during 1996. Acquisitions consummated by Alarmguard typically contain contractual provisions providing for (i) a guarantee by the seller with respect to the rate of attrition measured in terms of MRR, generally for a period of 6-12 months following the closing of such transaction, and (ii) a holdback from the seller of a portion of the purchase price which, if the actual attrition rate exceeds the guaranteed rate at the end of such 6-12 month holdback period, is applied to adjust the effective purchase price downward. During the period from January 1, 1995 through December 31, 1996, the guaranteed attrition rate in connection with acquisitions averaged 7.0% per year of MRR existing at closing and the holdback (including seller notes) averaged approximately 40% of the purchase price. During the same period, the actual attrition rate measured in MRR at the end of the applicable holdback period was 6.0% on an annualized basis. See "--Subscriber Attrition" for a discussion of Alarmguard's gross attrition rate. No acquisition consummated by Alarmguard during such period included an acquired account which was of such a size that the loss of such account would have had a material adverse effect on the benefits to Alarmguard of such acquisition.

    Alarmguard continually pursues both solicited and unsolicited acquisition opportunities; however, there are currently no acquisitions (other than the Proposed Acquisition) pending or agreements subject to which Alarmguard would be bound. Generally, acquisitions involve cash and/or seller notes. To the extent that a transaction requires payment of the entire purchase price in cash, the capital available to support other direct marketing growth initiatives will be reduced, which may in turn adversely impact Alarmguard's overall liquidity. Alarmguard increased its MRR from approximately $1.0 million at January 1, 1995 to approximately $1.4 million at December 31, 1996, which represents an increase in annualized MRR from $12.0 million to $16.8 million. Approximately 23% of the gross MRR added in such period was due to the acquisition of monitored subscriber accounts, 52% was due to the Direct Marketing Program and 25% was due to traditional sales.

    Alarmguard internally generates two different types of new subscriber accounts: accounts generated through the Direct Marketing Program and "traditional" accounts. Alarmguard offers to install the Direct Marketing Program basic alarm system for low downpayments (approximately $150, based upon the current performance of the Direct Marketing Program). New subscribers are generally required to enter into noncancellable monitoring/equipment lease contracts which have terms of 60 months. Alarmguard retains ownership of the alarm system hardware installed for the new Direct Marketing Program subscriber. Alarmguard's costs associated with generating a new Direct Marketing Program account substantially exceed the installation fee received from the Direct Marketing Program customer. See "RISK FACTORS--Risks Related to Dependence Upon the Direct Marketing Program for Growth." However, these costs are significantly less than the monitoring revenues to be realized over the life of the monitoring/ equipment lease contract. Each new subscriber is subject to credit approval prior to entering into a monitoring contract under the Direct Marketing Program. Alarmguard also markets traditional alarm systems, which are characterized by the sale of the alarm system hardware by Alarmguard to the subscriber at a non-subsidized price. The average sales price of a traditional alarm system (which includes an equipment package in excess of the standard Direct Marketing Program package) during 1996 exceeded $2,500.

    A majority of Alarmguard's revenues are derived from recurring payments for the monitoring of subscribers' security systems. The remainder of Alarmguard's revenues include revenues for installing Direct Marketing Program alarm systems, revenues derived from the sale and installation of traditional alarm systems, revenues from installing and/or selling add-ons and upgrades to alarm systems, and revenues derived from payments for service calls performed based on time incurred and materials used. Monitoring and service revenues are recognized as the monitoring or service is provided. Selling and marketing costs, excluding commissions on the generation of Direct Marketing Program accounts, are generally expensed in the period incurred. With respect to the Direct Marketing Program, Alarmguard defers all direct costs (principally equipment, labor and direct sales commissions) incurred in connection with installing and activating new subscriber accounts. Such direct costs are amortized over a period of 48 months, which reflects an adjustment for estimated subscriber attrition. It is Alarmguard's policy to review actual account attrition on a quarterly basis and, when an installation is identified for disconnection, to fully write off and charge to amortization expense the remaining net book value of the installation costs. Substantially all other costs associated with the Direct Marketing Program (principally telemarketing and overhead) are expensed as incurred. See "--General--Accounting Policies for Direct Marketing Program Installations and Subscriber Account Purchases."

    Alarmguard grew rapidly in the year ended December 31, 1996, as illustrated by an increase of 35.6% in the number of monitored subscriber accounts from 36,212 at December 31, 1995 to 49,088 at December 31, 1996 and a 23.3% increase in its MRR from $1.1 million at December 31, 1995 to $1.4 million at December 31, 1996. In 1995, Alarmguard's MRR (excluding cancellations) increased by $300,000, of which approximately 37% was due to the Direct Marketing Program, approximately 27% was due to acquisitions and approximately 36% was due to traditional sales. In 1996, MRR (excluding cancellations) increased by $417,000, of which approximately 63% was due to the Direct Marketing Program, 19% was due to acquisitions and 18% was due to traditional sales. Total revenues increased by 19.6% from $20.2 million in 1995 to $24.2 million in 1996. Adjusted EBITDA as a percentage of Non-Direct Marketing Program installation revenues (total revenue less non Direct Marketing Program installation revenues) increased from 17.3% in 1995 to 20.0% in 1996. Operating loss increased by 36.6% from $(4.3) million in 1995 to $(5.9) million in 1996. Alarmguard's loss applicable to common shares increased from $(7.3) million in 1995 to $(9.7) million in 1996.

    ACCOUNTING POLICIES FOR DIRECT MARKETING PROGRAM INSTALLATIONS AND SUBSCRIBER ACCOUNT PURCHASES. The difference between Alarmguard's accounting policy for the generation of subscriber accounts through the Direct Marketing Program and its accounting policy for the acquisition of subscriber account portfolios has a significant impact on Alarmguard's results of operations. Substantially all telemarketing and overhead costs related to the generation of subscriber accounts under the Direct Marketing Program are expensed in the period in which such costs are incurred. During 1996, the costs of the Direct Marketing Program which were expensed relating to an average Direct Marketing Program installation exceeded the amount of installation revenues recognized based on the current performance of the Direct Marketing Program. Accordingly, new Direct Marketing Program accounts adversely affect operating results for the period in which the associated marketing expenses are incurred. In contrast to the accounting policy for the Direct Marketing Program expenses, costs associated with acquisitions of subscriber accounts are capitalized and amortized primarily over six to ten years, the estimated average life of an acquired account, on a straight-line basis. Alarmguard personnel and related support costs incurred solely in connection with subscriber account acquisitions and transitions are generally expensed as incurred. As a result of these accounting policies, Alarmguard's results of operations may vary in any period depending on the relative contribution to growth in subscriber accounts from internal generation of Direct Marketing Program accounts and from acquisitions of subscriber account portfolios.

    SALES OFFICES. The expenses associated with the opening of new Direct Marketing Program sales offices are expensed in the period in which incurred and thus may impact Alarmguard's operating results during such period. Since 1994, two Direct Marketing Program sales offices were opened (Dover, Delaware and Parsippany, New Jersey). Such offices generally require a one-time cost of approximately $20,000 to establish.

    SUBSCRIBER ATTRITION. Subscriber attrition has an adverse effect on Alarmguard's financial position and results of operations, since it affects Alarmguard's revenues. See "RISK FACTORS--Attrition of Subscriber Accounts." Subscribers cancelling in 1994, 1995 and 1996 was approximately 3,600, 4,500 and 5,800, respectively. Attrition can be measured in terms of decreased MRR resulting from canceled subscriber accounts. Gross MRR attrition is defined by Alarmguard for a particular period as a quotient, the numerator of which is equal to gross MRR lost as the result of canceled subscriber accounts, including the MRR of subscribers who have moved from homes or businesses in which an existing alarm system was installed ("transfers"), during such period and the denominator of which is the average month-end MRR during such period. The following table sets forth Alarmguard's gross MRR attrition for the years indicated:

                                                                             YEARS ENDED
                                                       --------------------------------------------------------
                                                       DECEMBER 31, 1994  DECEMBER 31, 1995  DECEMBER 31, 1996
                                                       -----------------  -----------------  ------------------
MRR:
  Beginning of period................................     $   821,958       $     956,165          $1,128,579
  Direct Marketing Program additions:................           9,234             110,287             263,683
  Acquisition additions..............................         138,011              81,723              80,470
  Other additions (1)................................          95,595             108,332              72,523
  Canceled MRR (2)...................................        (108,633)           (127,928)           (153,538)
                                                       -----------------  -----------------  ------------------
  End of period......................................     $   956,165       $   1,128,579      $    1,391,717
                                                       -----------------  -----------------  ------------------
                                                       -----------------  -----------------  ------------------
  Annual attrition...................................           11.8%                12.3%              11.9%

------------------------

(1) Includes MRR of new subscribers who move into premises that were previously occupied by Alarmguard subscribers and in which existing alarm systems have already been installed ("reconnects").

(2) Includes canceled MRR of subscribers who have moved from homes or businesses in which an existing alarm system has already been installed ("transfers").

    In determining gross MRR attrition, Alarmguard includes reconnects under "other additions" rather than offsetting the number of transfers against the number of reconnects under "canceled MRR." Alarmguard believes that this method, while resulting in a higher attrition rate, is a more appropriate means of measuring attrition. However, Alarmguard has historically obtained reconnects for a significant number of these transfers. In addition, if a transfer is not replaced by a reconnect customer, it is

Alarmguard's policy to pursue legal action to obtain the balance due under the monitoring contract if the transfer customer fails to comply.

    AVERAGE MRR PER SUBSCRIBER. Alarmguard's average MRR per existing subscriber was approximately $28.00 at December 31, 1996.

    FUTURE NET LOSSES. Alarmguard expects to incur net losses for the foreseeable future. See "RISK FACTORS--History of Net Losses; Anticipated Future Losses." Factors contributing to Alarmguard's net losses include the initial excess of expenses over revenue generated by the Direct Marketing Program, the charges incurred by Alarmguard for amortization of purchased subscriber accounts and capitalized costs (materials, labor and direct sales commissions) associated with the Direct Marketing Program, and interest incurred on its indebtedness. Although the Direct Marketing Program adversely impacts current period results, Alarmguard believes the Direct Marketing Program will benefit operating results in the future years because of the ongoing monitoring revenues associated with the Direct Marketing Program accounts.

RESULTS OF OPERATIONS

    The following table sets forth certain operating data as a percentage of total revenues, other than Adjusted EBITDA which is a percentage of non-Direct Marketing Program installation revenue (total revenue less Direct Marketing Program installation revenue) for the periods indicated:

                                                                                              YEAR ENDED
                                                                                             DECEMBER 31,
                                                                                    -------------------------------
                                                                                      1994       1995       1996
                                                                                    ---------  ---------  ---------
  Recurring revenue...............................................................      64.0%      59.8%      62.2%
  Installation revenue............................................................      30.6%      34.1%      31.5%
  Service revenue.................................................................       5.4%       6.1%       6.3%
                                                                                    ---------  ---------  ---------
Total Revenue ....................................................................     100.0%     100.0%     100.0%
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------
  Monitoring expense .............................................................       9.9%       8.4%       9.3%
  Installation expense............................................................      20.2%      20.8%      19.4%
  Service expense.................................................................      13.0%      11.8%      11.8%
                                                                                    ---------  ---------  ---------
Total cost of revenue ............................................................      43.1%      41.0%      40.5%
                                                                                    ---------  ---------  ---------

  Gross profit ...................................................................      56.9%      59.0%      59.5%

  Sales and marketing expense ....................................................      12.7%      15.0%      15.5%
  General and administrative expense .............................................      29.5%      32.0%      34.9%
  Depreciation expense ...........................................................       7.2%      10.3%      12.5%
  Amortization expense ...........................................................      19.9%      23.2%      21.3%
                                                                                    ---------  ---------  ---------
Total operating expenses .........................................................      69.3%      80.5%      84.2%
                                                                                    ---------  ---------  ---------

  Operating loss .................................................................     (12.4%)    (21.5%)    (24.7%)
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

Other operating data:
  EBITDA .........................................................................      14.7%      12.1%       9.1%
    Less Direct Marketing Program installation revenue............................      (1.6%)     (6.2%)     (9.0%)
    Plus Direct Marketing Program expenses .......................................       3.8%      10.3%      18.0%
                                                                                    ---------  ---------  ---------
  Adjusted EBITDA.................................................................      17.2%      17.3%      20.0%
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

    1996 COMPARED TO 1995

    REVENUE. Revenue for 1996 increased by $4.0 million, or 19.6%, to $24.2 million from $20.2 million for 1995. RECURRING REVENUE increased by $3.0 million, or 24.3%, which was primarily the result of an increase in the number of monitored accounts generated by the Direct Marketing Program and the acquisition of portfolios of subscriber accounts. INSTALLATION REVENUE, which includes revenues from the installation of Direct Marketing Program systems and from sales of traditional systems, increased by 10.6% to $7.6 million in 1996 from $6.9 million in 1995. SERVICE REVENUE increased by 22.9% to $1.5 million in 1996 from $1.2 million in 1995.

    COST OF REVENUE. Cost of revenue in 1996 increased by $1.5 million, or 18.2%, to $9.8 million from $8.3 million in 1995. As a percentage of total revenues, cost of revenue decreased in 1996 to 40.5% from 41.0% in 1995. MONITORING EXPENSE increased by $0.6 million, or 33.5%, due to increased activity at Alarmguard's central monitoring station as a result of a larger subscriber account base. INSTALLATION EXPENSES declined as a percentage of total revenues to 19.4% in 1996 from 20.8% in 1995. SERVICE EXPENSES increased by $0.4 million to $2.8 million in 1996 from $2.4 million in 1995. NET SERVICE EXPENSE (service revenue less service expense) as a percentage of recurring revenue decreased in 1996 to 8.7% from 9.5% in 1995.

    GROSS PROFIT. Gross profit in 1996 increased by $2.5 million, or 20.5%, to $14.4 million from $11.9 million in 1995. This increase was due to the growth in MRR as a result of the addition of acquired account portfolios and growth related to the Direct Marketing Program. As a percentage of total revenues, gross profit rose from 59.0% in 1995 to 59.5% in 1996.

    SALES AND MARKETING. Sales and marketing expenses for 1996 increased by $0.7 million, or 23.6%, to $3.7 million from $3.0 million in 1995. This increase was primarily the result of greater marketing efforts directed at adding new subscriber accounts through traditional sales and the Direct Marketing Program. The Direct Marketing Program added 5,300 and 10,300 monitored subscriber accounts in 1995 and 1996, respectively.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for 1996 increased $1.9 million, or 30.4%, to $8.4 million from $6.5 million in 1995. This increase was due to the significant growth associated with the Direct Marketing Program during 1996.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses increased in 1996 by $1.3 million, or 20.0%, to $8.1 million from $6.8 million in 1995. This increase was primarily the result of Alarmguard's acquisition of approximately 3,800 subscriber accounts and the addition of approximately 10,300 monitored subscriber accounts from the Direct Marketing Program during 1996.

    INTEREST EXPENSE. Interest expense for 1996 increased by $0.7 million, or 30.8%, to $3.0 million from $2.3 million in 1995. This increase was the result of higher weighted average debt outstanding under the Credit Facility. Alarmguard increased its borrowing during this period to fund Direct Marketing Program account growth and the acquisition of subscriber account portfolios.

    1995 COMPARED TO 1994

    REVENUES. Revenues for 1995 increased by $3.1 million, or 18.3%, to $20.2 million, from $17.1 million for the comparable 1994 period. RECURRING REVENUES increased by $1.1 million or 10.5%, which was the result of the net addition of approximately 6,900 subscribers during 1995. The increase in subscribers was a result of the Direct Marketing Program and the acquisition of monitored subscriber accounts. MRR increased to $1.1 million at December 31, 1995 from $0.9 million at December 31, 1994. INSTALLATION REVENUES, increased $1.7 million, or 32.0% to $6.9 million during 1995 from $5.2 million during 1994. SERVICE REVENUES increased by 33.7% to $1.2 million in 1995 from $0.9 million in 1994, due to an increase in the subscriber base.

    COST OF REVENUES. Cost of revenues for 1995 increased by $0.9 million to $8.3 million, from $7.4 million in 1994. MONITORING EXPENSES remained the same at $1.7 million, although total subscribers increased from 29,343 to 36,212. The expense level remained constant despite an increase in the number of accounts due to increased efficiencies in the central station, as well as the ability to spread fixed costs over a larger account base. As a percentage of recurring revenues, monitoring expenses declined to 14.0% during 1995, as compared to 15.4% in 1994. This decline as a percentage of recurring revenues was the result of improved economies of scale at the central monitoring station generated by the increase in subscribers. INSTALLATION EXPENSES increased by $0.7 million to $4.2 million at December 31, 1995, from $3.5 million for the comparable 1994 period. Installation expenses declined as a percentage of installation revenue to 60.9% during 1995 as compared to 66.2% for 1994, due to Alarmguard's emphasis on the Direct Marketing Program. Direct costs associated with the installation of Direct Marketing accounts are capitalized and amortized over the estimated life of the contract. NET SERVICE EXPENSE as a percentage of recurring revenue improved to 9.5% in 1995 from 11.8% in 1994.

    GROSS PROFIT. Gross profit for the year ended December 31, 1995 increased by $2.2 million to $11.9 million, from $9.7 million for the year ended December 31, 1994. As a percentage of total revenues, gross profit increased from 56.9% to 59.0% at December 31, 1994 and 1995, respectively. The increase was attributable to higher installation revenues, the opening of a new branch location, and the expansion of the Direct Marketing Program.

    SALES AND MARKETING. Sales and marketing expenses during 1995 increased by $0.8 million, or 39.6%, to $3.0 million, from $2.2 million in 1994. The increase was attributable to high installation revenues, the opening of a new branch location and the expansion of the Direct Marketing Program.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the year ended December 31, 1995 increased by $1.4 million, or 28.4% to $6.4 million, from $5.0 million for the comparable period in 1994. This increase was due to the decentralization of certain accounting functions to local branch offices to facilitate greater customer service.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses for the year ended December 31, 1995 increased by $2.2 million, or 47.0% to $6.8 million, from $4.6 million for the year ended December 31, 1994. This increase was the result of Alarmguard's acquisition of approximately 4,000 monitored subscriber accounts during 1995 and the addition of approximately 5,500 Direct Marketing Program monitored subscriber accounts during the same period.

    INTEREST EXPENSE. Interest expense increased by $0.8 million, or 52.3%, to $2.3 million in 1995, from $1.5 million in 1994, reflecting Alarmguard's use of debt to finance a substantial portion of its subscriber account growth.

LIQUIDITY AND CAPITAL RESOURCES

    GENERAL. Since May 1992, Alarmguard has financed its operations and growth from a combination of borrowings under revolving credit facilities and sales of its capital stock. Alarmguard's principal uses of cash are the costs associated with marketing and installing Direct Marketing Program systems, acquisitions of subscriber account portfolios, and interest payments on borrowings under the Credit Facility. A substantial portion of Alarmguard's future operating cash flow will be used to fund the Direct Marketing Program and to service borrowings under the New Credit Facility and other Alarmguard debt.

    As of January 31, 1997, IBJ Schroder Bank & Trust Company ("IBJS") and Bank of Boston had term loans to the Borrower under the Credit Facility in an aggregate principal amount of approximately $30.9 million. The Credit Facility is a senior secured term credit facility. Loans outstanding under the Credit Facility bear interest based, at the option of the Borrower, at a floating rate equal to either (i) the greater of (x) IBJS's base rate and (y) the Federal Funds effective rate plus 0.5% per annum, plus, in either case, the applicable margin of 1.5% to 1.75% per annum; or (ii) the Eurodollar rate, plus the applicable margin of 3% to 3.25%. Availability under the Credit Facility is limited to funding Alarmguard's Direct

Marketing Program and such availability terminates on April 15, 1997. Current availability of loans under the Credit Facility is approximately $1.96 million and is limited to an amount equal to a 22.5 multiple of MRR. The loans under the Credit Facility will be required to be repaid in equal monthly installments through September 2001.

    The loans and other obligations under the Credit Facility are secured by a first lien on all the tangible and intangible personal property of the Borrower and its subsidiaries, a pledge of the capital stock of all of SSH's existing or future subsidiaries and is guaranteed by SSH and a subsidiary.

    The Credit Facility contains covenants which, among other matters, (i) limit indebtedness, (ii) limit capital expenditures, (iii) require the satisfaction of certain financial ratios and (iv) limit the declaration of dividends. As of December 31, 1995 and 1996, the restricted net assets of Alarmguard, Inc., Alarmguard's wholly-owned, consolidated subsidiary, were approximately $1.5 million and $1.1 million, respectively.

    The Credit Facility provides for the following material events of default:
(i) nonpayment of principal or interest; (ii) breach by the Borrower of any affirmative or negative covenants; (iii) any misrepresentation by the Borrower;
(iv) cross default with respect to other agreements or obligations of the Borrower; (v) cessation of the employment of Russell R. MacDonnell or David Heidecorn; (vi) incurrence of additional indebtedness of SSH, except for certain permitted indebtedness; (vii) creation of any liens on SSH's property, assets or revenues other than certain permitted liens; (viii) redemption or repurchase of any Alarmguard Preferred Stock in whole or in part; and (ix) certain defaults relating to bankruptcy, insolvency, ERISA and judgments, with customary limitations and time periods.

    After giving consideration to the conversion of the Alarmguard Preferred Stock and the refinancing of SSH's existing subordinated debt, Alarmguard's management believes that the funds provided by Triton in the Merger and available under the New Credit Facility will be adequate to meet Alarmguard's anticipated requirements for operating expenses (including Direct Marketing Program costs), interest payments required by the New Credit Facility and capital expenditures for a period of at least two years. Alarmguard, depending upon its future needs and the cost and availability of various financing alternatives, may from time to time seek additional debt or equity financing in the public or private markets in order to support its acquisition and Direct Marketing Program strategy.

    If the Merger and related transactions are not consummated, Alarmguard management intends to curtail the Direct Marketing Program and to implement a cost reduction strategy to the extent necessary to meet its obligations. Based on these plans, and in light of the extensions of the mandatory redemption date of the Alarmguard Preferred Stock, and the maturity date of SSH's existing subordinated debt and certain other obligations of Alarmguard (see Note 13 to Alarmguard's audited consolidated financial statements included elsewhere in this Proxy Statement/Prospectus), it is Alarmguard management's opinion that Alarmguard will be able to meet its obligations as they come due for at least one year from January 1, 1997.

    During 1996, 1995 and 1994, Alarmguard's net cash used in operating activities was ($7.3) million, ($5.0) million and ($2.0) million, respectively. These increases were primarily the result of capitalized Direct Marketing Program installation costs.

    During 1996, 1995 and 1994, Alarmguard's net cash used in investing activities was ($1.6) million, ($2.9) million and ($3.1) million, respectively. These decreases were primarily the result of the acquisition of subscriber account portfolios in all three years.

    During 1996, 1995 and 1994, Alarmguard's net cash provided by financing activities was $7.6 million, $8.6 million and $2.5 million, respectively. Financing activities were principally the result of the restructuring and extension of the Credit Facility in all three years.

    NEW CREDIT FACILITY. Pursuant to the Commitment Letter, the Bank of Boston has committed to provide the Borrower, upon consummation of the Merger, up to $60 million under the New Credit Facility. The Commitment Letter contemplates that the New Credit Facility will consist of the senior secured Revolver converting to a five-year term loan two years after the Conversion Date. There can be no assurance as to whether, or the definitive terms on which, the New Credit Facility actually will be available to Alarmguard. See "PROPOSAL 1: THE MERGER AND THE ISSUANCE OF THE MERGER SHARES--Alarmguard Financing."

    BRIDGE FINANCING. Pursuant to the Merger Agreement, Alarmguard may obtain bridge financing up to an aggregate amount of $1.5 million for working capital and general corporate purposes in the ordinary course of business.On February 10, 1997, SSH executed the Bridge Note payable to Triton establishing a line of credit in the amount of up to $1.5 million, and on that date borrowed $500,000 thereunder. The Bridge Note is available to Alarmguard for borrowings through April 30, 1997 absent an event of default thereunder. All amounts outstanding under the Bridge Note bear interest at a rate of 11% per annum, are to be prepaid in full upon consummation of the Merger and are otherwise due on the Maturity Date. See "PROPOSAL 1: THE MERGER AND THE ISSUANCE OF THE MERGER SHARES--Alarmguard Financing."

    CAPITAL EXPENDITURES. Alarmguard requires capital expenditures for its core operations, which have previously included central monitoring station equipment, phone systems and the refurbishment of offices of under $1.0 million annually. This amount will vary based on the growth of subscriber accounts and significant acquisitions of subscriber accounts.

ADOPTION OF RECENT ACCOUNTING STANDARDS

    In March 1995, the Financial Accounting Standards Board issued SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which is effective for financial statements for fiscal years beginning after December 15, 1995. This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Alarmguard determines the value of its "Acquired Customer Contracts" based on the undiscounted cash flows from the MRR stream using the most recent historical attrition rate and aggregate MRR. At December 31, 1996, the undiscounted cash flows from the MRR stream were significantly in excess of the carrying value of "Acquired Customer Contracts." The January 1, 1996 adoption of this standard did not have a significant effect on Alarmguard's financial statements.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

    The following unaudited pro forma condensed combined balance sheet as of December 31, 1996 and the unaudited pro forma condensed combined statement of operations for the year then ended give effect to the Merger. The Merger will be accounted for as a reverse acquisition and Triton will therefore be designated the accounting acquiree and Alarmguard the accounting acquiror. As such, the net assets of Triton (principally cash) will be recorded at net book value and Alarmguard's pre-Merger stockholders' deficiency and loss per common share will be retroactively restated for the equivalent number of Merger Shares received by holders of Alarmguard Common Stock and Alarmguard Preferred Stock in the Merger, with differences between the par value of Triton's and Alarmguard's stock recorded as an adjustment to paid-in capital of Holdings. See "PROPOSAL 1: THE MERGER AND THE ISSUANCE OF THE MERGER SHARES--Accounting Treatment."

    In addition, the unaudited pro forma condensed combined balance sheet as of December 31, 1996 and the unaudited pro forma condensed combined statement of operations for the year then ended give effect to the Proposed Acquisition which will be accounted for under the purchase method of accounting. Accordingly, the initial purchase price of approximately $17.1 million (including $0.1 million of estimated expenses) will be allocated to the assets acquired and liabilities assumed based on their relative fair values at the date of acquisition. Up to $1.6 million in additional consideration will be paid to the sellers of Protective Alarms upon the installation of national account contracts pending on the closing date during the year following the closing of the Proposed Acquisition. See "DESCRIPTION OF ALARMGUARD-- Recent Developments."

    The unaudited pro forma condensed combined balance sheet as of December 31, 1996 reflects the Merger and the Proposed Acquisition as if such transactions had occurred on December 31, 1996. The unaudited pro forma condensed combined statement of operations for the year then ended reflects the Merger and Proposed Acquisition as if the transactions had occurred on January 1, 1996.

    In the opinion of Triton's and Alarmguard's management, all adjustments necessary to present fairly such pro forma condensed combined financial information have been made. This unaudited pro forma condensed combined financial information is not necessarily indicative of the actual results of operations that would have occurred had the Merger and the Proposed Acquisition been consummated as of the date indicated above or of operating results that may be obtained in the future. This unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes and the historical consolidated financial statements and notes thereto of Triton incorporated herein by reference and of Alarmguard included elsewhere herein.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                            AS OF DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                                                                                               PRO FORMA
                                                                     PRO FORMA                                ALARMGUARD,
                                                       PRO FORMA    ALARMGUARD   PROTECTIVE    PRO FORMA      TRITON AND
                              TRITON    ALARMGUARD    ADJUSTMENTS    & TRITON      ALARMS     ADJUSTMENTS  PROTECTIVE ALARMS
                             ---------  -----------  -------------  -----------  -----------  -----------  -----------------
ASSETS
Current assets:
  Cash and cash
    equivalents............  $   9,839   $     230     $   3,105 (    C,D  $  13,174  $      74  $  (8,690)(F)     $   4,558
  Accounts receivable,
    net....................     --           3,791        --             3,791        1,470       --               5,261
  Inventories..............     --           1,698        --             1,698          198       --               1,896
  Prepaid expenses.........     --             332        --               332          232       --                 564
  Other current assets.....        157         250        --               407       --             (250)            157
                             ---------  -----------  -------------  -----------  -----------  -----------        -------
Total current assets.......      9,996       6,301         3,105        19,402        1,974       (8,940)         12,436
Property and equipment,
  net......................     --           2,478        --             2,478          783       --               3,261
Customer installation
  costs, net...............     --           7,531        --             7,531       --           --               7,531
Acquired customer
  contracts, net...........     --          16,443        --            16,443          971       10,465(F)        27,879
Covenants not to compete,
  net......................     --           2,930        --             2,930       --            5,000(F)         7,930
Goodwill, net..............     --           2,057        --             2,057       --           --               2,057
Investment in Mission West
  Properties...............      2,958      --            (1,606)(A)      1,352      --           --               1,352
Other assets...............      2,614       1,391          (412)( ,B)      3,593         46         (46)(F)         3,593
                             ---------  -----------  -------------  -----------  -----------  -----------        -------
Total assets...............  $  15,568   $  39,131     $   1,087     $  55,786    $   3,774    $   6,479       $  66,039
                             ---------  -----------  -------------  -----------  -----------  -----------        -------
                             ---------  -----------  -------------  -----------  -----------  -----------        -------
LIABILITIES AND
STOCKHOLDERS' EQUITY
(DEFICIENCY)
Current liabilities:
  Accounts payable.........     --       $   1,469        --         $   1,469    $     373       --           $   1,842
  Accrued expenses.........  $     759       1,390        --             2,149          390    $     100(F)         2,639
  Current portion of term
    loan...................     --           4,169     $  (4,169)(B)     --             771         (771)(F)        --
  Current portion of notes
    payable................     --             696        --               696           26        1,600           2,322
  Deferred revenue.........     --           4,621        --             4,621        1,198       --               5,819
  Other current
    liabilities............     --           1,008        --             1,008           56       --               1,064
                             ---------  -----------  -------------  -----------  -----------  -----------        -------
Total current
  liabilities..............        759      13,353        (4,169)        9,943        2,814          929          13,686
Term loan, less current
  portion..................     --          26,467         4,169(B)     30,636          700        5,800(F)        37,136
Subordinated debt..........     --           4,951          (829)(C)      4,122      --           --               4,122
Notes payable, less current
  portion..................     --           2,563        --             2,563       --           --               2,563
Other liabilities..........      2,637         422        --             3,059           10       --               3,069
Redeemable preferred
  stock....................     --          16,273       (16,273)(E)     --          --           --              --
Stockholders' equity
  (deficiency):
  Common stock.............          2         237          (238)(E)          1           5           (5)(F)             1
  Additional paid-in
    capital................     21,774          35         8,823 (    D,E     30,632     --       --              30,632
  Accumulated deficit......     (9,604)    (25,135)        9,569(E)    (25,170)         245         (245)(F)       (25,170)
  Notes receivable from
    officers...............     --             (35)           35        --           --           --              --
                             ---------  -----------  -------------  -----------  -----------  -----------        -------
Total stockholders' equity
  (deficiency).............     12,172     (24,898)       18,189         5,463          250         (250)          5,463
                             ---------  -----------  -------------  -----------  -----------  -----------        -------
Total liabilities and
  stockholders' equity
  (deficiency).............  $  15,568   $  39,131     $   1,087     $  55,786    $   3,774    $   6,479       $  66,039
                             ---------  -----------  -------------  -----------  -----------  -----------        -------
                             ---------  -----------  -------------  -----------  -----------  -----------        -------

   See accompanying notes to unaudited pro forma condensed combined financial information.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                                       PRO FORMA
                                                                           PRO FORMA                                  ALARMGUARD,
                                                             PRO FORMA    ALARMGUARD   PROTECTIVE     PRO FORMA       TRITON AND
                                    TRITON    ALARMGUARD    ADJUSTMENTS    & TRITON      ALARMS      ADJUSTMENTS   PROTECTIVE ALARMS
                                   ---------  -----------  -------------  -----------  -----------  -------------  -----------------
  Recurring revenue..............     --       $  15,011        --         $  15,011    $   4,067        --            $  19,078
  Installation revenue...........     --           7,613        --             7,613        3,110        --               10,723
  Service revenue................     --           1,528        --             1,528          322        --                1,850
                                   ---------  -----------  -------------  -----------  -----------  -------------       --------
Total Revenue....................     --          24,152        --            24,152        7,499        --               31,651

  Monitoring expense.............     --           2,258        --             2,258          669        --                2,927
  Installation expense...........     --           4,685        --             4,685        2,259        --                6,944
  Service expense................     --           2,837        --             2,837          917        --                3,754
                                   ---------  -----------  -------------  -----------  -----------  -------------       --------
Total cost of revenue............     --           9,780        --             9,780        3,845        --               13,625
Gross profit.....................     --          14,372        --            14,372        3,654        --               18,026
  Sales and marketing expense....     --           3,732        --             3,732        1,099        --                4,831
  General and administrative
    expense......................  $   1,528       8,435        --             9,963        2,074        --               12,037
  Depreciation expense...........     --           3,008        --             3,008          154        --                3,162
  Amortization expense...........     --           5,134        --             5,134          487     $   2,040(H)         7,661
                                   ---------  -----------  -------------  -----------  -----------  -------------       --------
Total operating expenses.........      1,528      20,309        --            21,837        3,814         2,040           27,691
                                   ---------  -----------  -------------  -----------  -----------  -------------       --------
Operating income (loss)..........     (1,528)     (5,937)       --            (7,465)        (160)       (2,040)          (9,665)

Other income (expense)(K)........      3,970      (3,051)    $    (561)(J)        358        (380)         (596)(I)          (618)
                                   ---------  -----------  -------------  -----------  -----------  -------------       --------
Income (loss) before income
  taxes..........................      2,442      (8,988)         (561)       (7,107)        (540)       (2,636)         (10,283)
Income tax benefit...............        377      --            --               377           98        --                  475
                                   ---------  -----------  -------------  -----------  -----------  -------------       --------
Income (loss) from continuing
  operations.....................  $   2,819   $  (8,988)    $    (561)    $  (6,730)   $    (442)    $  (2,636)       $  (9,808)
                                   ---------  -----------  -------------  -----------  -----------  -------------       --------
                                   ---------  -----------  -------------  -----------  -----------  -------------       --------
Income (loss) from continuing
  operations per common share....  $    1.31   $   (3.12)                  $   (1.34)                                  $   (1.95)
                                   ---------  -----------                 -----------                                   --------
                                   ---------  -----------                 -----------                                   --------
Number of shares used in
  calculating income (loss) from
  continuing operations per
  common share...................      2,156       2,877                       5,033                                       5,033
                                   ---------  -----------                 -----------                                   --------
                                   ---------  -----------                 -----------                                   --------

   See accompanying notes to unaudited pro forma condensed combined financial information.

          NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(A) The Merger Agreement requires Triton to have a minimum of $16 million in cash at the time the Merger is effected. Such cash will be obtained through the following transactions: (1) realization of Triton's investment in Mission West with a book value of approximately $3 million and an estimated realizeable value of $7.4 million, consisting of a $6.1 million cash dividend and the estimated fair value of a remaining property based on a signed sales contract, (2) realization of $0.5 million of cash from Liquor Barn and (3) Triton's available cash.

 (B) Concurrent with the Merger, Alarmguard will replace the existing Credit Facility with the New Credit Facility--see "PROPOSAL 1: THE MERGER AND THE ISSUANCE OF THE MERGER SHARES--Alarmguard Financing." The costs incurred in obtaining the New Credit Facility (approximately $0.9 million) will be deferred and amortized over the term of the respective underlying debt. In addition, the costs related to the Credit Facility and subordinated debt (approximate book value of $0.8 million) will be charged to expense in connection with the early extinguishment of debt. Pursuant to the terms of the New Credit Facility, no principal payments will be due until two years after the commencement of such New Credit Facility. Therefore, the $4.2 million current portion of the term loan under the Credit Facility at the time of the Merger will be reclassified to non-current as it will be refinanced with borrowings under the New Credit Facility.

 (C) In connection with the Merger, SSH will refinance its existing subordinated debt which accrues interest at 10% (8% through September 30, 1996) and is currently due in 1998 by issuing the New Notes to the New Subordinated Noteholders. The New Notes will mature two years after the Fund Date, and will accrue interest at 15%. In addition, $350,000 of SSH's existing subordinated debt will be repaid from cash on hand. In connection with the refinancing, Alarmguard will issue the New Noteholders Warrants. The estimated fair value of such New Noteholders Warrants (approximately $478,000) was offset against the proceeds of the New Notes and is being amortized as interest expense over the two-year life of such New Notes. See "PROPOSAL 1: THE MERGER AND THE ISSUANCE OF THE MERGER SHARES--Interests of Certain Persons in the Merger."

(D) In connection with the Merger, Alarmguard and Triton will incur approximately $3.0 million in transaction costs (including $0.9 million relating to the New Credit Facility, see note B), consisting primarily of legal, accounting, printing and investment banker fees.

 (E) Pursuant to the Merger Agreement, Alarmguard will become a wholly-owned subsidiary of Holdings through the merger of Merger Sub with and into Alarmguard and the conversion and exchange of each share of Merger Sub Common Stock for one share of Surviving Corporation Common Stock, thus making Alarmguard the legal acquiree and Trition the legal acquiror. However, because pursuant to the Merger Agreement, the Alarmguard stockholders will, upon the consummation of the Merger, hold approximately 57% of the outstanding Holdings Common Stock, the Merger will be accounted for as a "reverse acquisition." Trition will therefore be designated the accounting acquiree and Alarmguard the accounting acquiror. As such, the net assets (principally cash) of Triton (the issuing company) will be recorded at net book value and the pre-Merger financial statements of Alarmguard, the accounting acquiror (i.e., the legal acquiree) will become the historical financial statements of the combined company. In addition, pre-Merger stockholders' deficiency and loss per share will be retroactively restated for the equivalent number of shares received by the accounting acquiror (Alarmguard) in the combination, with differences between the par value of the issuer's (Triton) and accounting acquiror's (Alarmguard) stock recorded as an adjustment to paid-in capital of Holdings. The Merger Shares will be allocated among the Alarmguard stockholders as follows: (i) the shares of Alarmguard Common Stock will be converted into approximately 874,683 shares of Triton Common Stock at the Common Stock Conversion Ratio; (ii) the shares of Alarmguard Series A Preferred Stock, together with all dividends thereon that have accrued and remain unpaid through January 31, 1997, will be converted into approximately 752,649 shares of Triton Common Stock at the Series A

    Preferred Stock Conversion Ratio; and (iii) the shares of Series B Preferred Stock, together with all dividends thereon that have accrued and remain unpaid through January 31, 1997, will be converted into approximately 1,250,036 shares of Triton Common Stock at the Series B Conversion Ratio. Dividends that have accrued and remain unpaid from February 1, 1997 through the consummation of the merger will be paid at the consummation of the merger in cash by Triton to the holders of the Alarmguard Preferred Stock as of such time; provided that in no event will Triton be obligated to pay any amount in excess of $140,000 of such accrued and unpaid dividends. Accordingly, this adjustment was recorded to reflect the issuance of Merger Shares for the outstanding Alarmguard Common Stock and Alarmguard Preferred Stock.

 (F) Subsequent to consummation of the Merger, Alarmguard is expected to purchase all of the issued and outstanding stock of Protective Alarms for an initial purchase price of approximately $17.0 million in cash. Up to $1.6 million in additional consideration will be paid to the sellers of Protective Alarms upon the installation of national account contracts pending on the closing date during the year following the closing of the Proposed Acquisition. The Proposed Acquisition will be accounted for under the purchase method of accounting and accordingly, the purchase price will be allocated to the assets acquired (acquired customer contracts $10.5 million and covenants not to compete $5 million) and liabilities assumed based on their relative fair values at the date of acquisition. In accordance with the terms of the Stock Purchase Agreement, Alarmguard made an initial payment of $250,000 and will pay an additional $8.7 million in cash, of which a portion will be used to pay off the current ($771,000) and long-term debt ($700,000) of Protective Alarms concurrent with the closing of the transaction. Alarmguard will also write off the deferred costs ($46,000) related to this debt. In addition, $6.5 million in borrowings under the New Credit Facility and a note payable due to the sellers secured by a letter of credit as a purchase price holdback ($1.6 million) will be used to pay for the remaining balance of the purchase price. Also, approximately $0.1 million of transaction related expenses will be incurred.

(G) The pro forma information is based on the historical financial statements of Triton (incorporated herein by reference) for the nine months ended December 31, 1996 and the year ended March 31, 1996, the historical financial statements of Alarmguard (included herein) for the year ended December 31, 1996 and the historical financial statements of Protective Alarms for the three months ended December 31, 1996 and the year ended September 30, 1996. The historical financial statements of Triton and Protective Alarms have been adjusted to conform with Alarmguard's December 31 year-end.

(H) To record amortization expense of acquired customer contracts (ten-year life) and covenants not to compete (five-year life) resulting from the acquisition of Protective Alarms (see Note F).

 (I) To record interest expense on the borrowings incurred to finance the Proposed Acquisition of Protective Alarms (see Note F). Interest is calculated at Alarmguard's estimated borrowing rate (9% per annum) at December 31, 1996.

 (J) To record as interest expense, the amortization of the estimated fair value of the New Noteholders Warrants issued in connection with the refinancing of SSH's existing subordinated debt and the interest expense that would have been incurred on the New Notes (see note C) as if they were outstanding during the periods presented.

(K) Principally interest expense, net, for Alarmguard and Protective Alarms.

                      DESCRIPTION OF TRITON CAPITAL STOCK

GENERAL

    The following description is a summary of the material provisions of Triton's capital stock. It does not, however, purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Triton Charter.

COMMON STOCK

    Triton's authorized capital stock consists of 40,000,000 shares of Triton Common Stock. As of March 13, 1997, 21,553,502 shares of Triton Common Stock were issued and outstanding (without giving effect to the Reverse Stock Split).

    Each holder of Triton Common Stock is entitled to one vote for each share owned by such holder on all matters submitted to a vote of the stockholders of Triton. Such shares are not entitled to any cumulative voting rights. The holders of Triton Common Stock are entitled to receive ratably such dividends as may be declared from time to time by the Triton Board out of funds legally available therefor. In the event of any liquidation, dissolution or winding up of Triton, holders of Triton Common Stock are entitled to share equally and ratably in any assets remaining after payment of all debt and liabilities. The holders of Triton Common Stock have no preemptive or other subscription or conversion rights. The Triton Common Stock is not subject to redemption and the outstanding shares of Triton Common Stock are, and the Merger Shares will be, fully paid and nonassessable.

PUBLIC WARRANTS

    As of March 13, 1997, 782,386 Triton Public Warrants were outstanding. Each Triton Public Warrant entitles the holder thereof to purchase 1.84 shares of Triton Common Stock at a purchase price of $2.04 per warrant. In the aggregate, the Triton Public Warrants provide for the purchase of up to 1,439,590 shares of Triton Common Stock for a price of $1,596,067. The Triton Public Warrants expire on June 25, 1998. The Triton Public Warrants were issued on June 25, 1993 in connection with the Joint Plan. According to the terms of the Triton Public Warrants, Triton will (i) take all steps necessary to permit the public trading of the Triton Public Warrants, (ii) reserve sufficient shares of Triton Common Stock to provide for the exercise of the Triton Public Warrants, and (iii) take all necessary steps to permit the public trading of any Triton Common Stock issued upon the exercise of the Triton Public Warrants.

                    DESCRIPTION OF ALARMGUARD CAPITAL STOCK

GENERAL

    Alarmguard is authorized to issue 256,500 shares of Alarmguard Common Stock, of which 33,800 shares are Alarmguard Non-Voting Common Stock, 50,000 shares of Alarmguard Series A Preferred Stock and 72,500 shares of Alarmguard Series B Preferred Stock. As of March 13, 1997, 237,671 shares of Alarmguard Common Stock were issued and outstanding, 50,000 shares of Alarmguard Series A Preferred Stock were issued and outstanding and 72,500 shares of Series B Preferred Stock were issued and outstanding. As of March 13, 1997, 36 stockholders owned 100% of the common equity of Alarmguard.

    The following description is a summary of the material provisions of Alarmguard's capital stock. It does not, however, purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Alarmguard Charter.

COMMON STOCK

    PRIORITY. All rights and privileges of the Alarmguard Common Stock are expressly made subject to those of the Alarmguard Preferred Stock as set forth in the Alarmguard Charter. Except for the right to vote accorded to the Alarmguard Voting Common Stock, all shares of Alarmguard Common Stock enjoy all of the same rights, preferences and privileges, and are a single class of shares.

    VOTING RIGHTS. Except as set forth below under "--Large Institutional Stockholders," the shares of Alarmguard Voting Common Stock are entitled to one vote for each share of Alarmguard Voting Common Stock. Except as otherwise provided by law, the shares of Alarmguard Non-Voting Common Stock are not entitled to vote on any matter. The foregoing notwithstanding, shares of Alarmguard Non-Voting Common Stock are accorded the same rights to vote as, and will thereafter for all purposes be considered to be, shares of Alarmguard Voting Common Stock upon the occurrence of (i) the consummation of the sale of the beneficial interest of such shares by the initial holder thereof to other than an affiliate of the initial holder thereof; or (ii) the consummation of a public offering of Alarmguard Common Stock.

    DIVIDENDS. Subject to provisions of law and the Alarmguard Charter, the holders of Alarmguard Common Stock are entitled to receive dividends out of funds legally available therefor at such times and in such amounts as the Alarmguard Board may determine in their sole discretion.

    LIQUIDATION. Upon any liquidation, dissolution or winding up of Alarmguard, whether voluntary or involuntary, after the payment or provision for payment of all debts and liabilities of Alarmguard and all preferential amounts to which the holders of the Alarmguard Preferred Stock are entitled with respect to the distribution of assets in liquidation, the holders of Alarmguard Common Stock are entitled to share ratably in the remaining assets of Alarmguard available for distribution.

    NO DILUTION OR IMPAIRMENT. Alarmguard will not, except by amendment of the Alarmguard Charter or through any reorganization, transfer of capital stock or assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action with the vote of at least 66.7% of the outstanding shares of the Alarmguard Voting Common Stock, avoid or seek to avoid the observance or performance of any of the rights of the Alarmguard Voting Common Stock set forth in the Alarmguard Charter, but Alarmguard will at all times carry out all of such rights and take such action as may be necessary or appropriate in order to protect the rights of the holders of the Alarmguard Voting Common Stock against dilution or other impairment.

    RIGHT OF FIRST OFFER. Before Alarmguard may offer, issue, sell or exchange, agree or obligate itself to offer, issue, sell or exchange, or reserve or set aside for issuance, sale or exchange, any (i) shares of common capital stock,
(ii) other equity security of Alarmguard, (iii) convertible debt security of Alarmguard, (iv) security of Alarmguard that is a combination of debt and equity, or (v) option, warrant or other right to subscribe for, purchase or otherwise acquire any such equity security or any such debt security, Alarmguard will, in each case, first offer to sell such securities (the "Offered Securities") to holders of Alarmguard Common Stock pursuant to terms which are no more favorable, in the aggregate, to such other person or persons or less favorable to Alarmguard than those set forth in the offer made pursuant to the provisions described herein. Such right of first offer may be waived only upon the prior written consent or affirmative vote of the holders of at least 66.7% of the outstanding Alarmguard Preferred Stock voting as a separate class, and will terminate immediately prior to the effectiveness of the registration statement with respect to a public offering of the Alarmguard Common Stock, but expressly conditioned on the consummation of such public offering.

    Such right of first offer does not apply to: (i) Alarmguard Common Stock issued as a stock dividend to holders of Alarmguard Common Stock or upon any subdivision or combination of shares of Alarmguard Common Stock; (ii) Alarmguard Preferred Stock issued as a dividend to holders of Alarmguard Preferred Stock upon any subdivision or combination of shares of the Alarmguard Preferred Stock; or (iii) the issuance of up to 50,000 shares of Alarmguard Common Stock (A) 31,250 of which may be issued pursuant to exercise of the existing stock options granted by Alarmguard and (B) the balance to management on such terms and conditions as may be decided in the sole discretion of the Compensation Committee of the Alarmguard Board; PROVIDED, HOWEVER, that none of the shares of Alarmguard Common Stock described in (A) and (B) above shall be sold before the Alarmguard Preferred Stock is redeemed either by the original holder thereof or by any transferee, nor may they be transferred before the Alarmguard Preferred Stock is redeemed except to the ancestors, descendants or spouse (or to trusts for the benefit of such persons) or the original holder thereof. These shares shall be subject to equitable adjustment in the event of any stock dividend, stock split, combination, reorganization, recapitalization, reclassification or other similar event.

    REGISTRATION RIGHTS. At any time after the earlier of September 9, 1997 or six months after the closing of Alarmguard's first public offering of Registrable Shares (as defined below) pursuant to a registration statement, either (x) a single holder holding of record at least 20% of Registrable Shares or (y) several holders owning of record, in the aggregate, at least 40% of Registrable Shares (such percentages to be determined without taking into account any shares issued upon exercise of options granted to management) (the "Requesting Shareholders") may request at any time and from time to time in writing that Alarmguard effect a registration of Registrable Shares owned by such holder or holders. Upon receipt of any such request from a Requesting Shareholder, Alarmguard will promptly give written notice of the proposed registration to all shareholders of record holding Registrable Shares (the "Other Shareholders"). The Other Shareholders will have the right, by giving written notice to Alarmguard within 30 days after Alarmguard provides its notice, to elect to have included in such registration such of their Registrable Shares as the Other Shareholders may elect in such notice of election. Thereafter, Alarmguard shall, as expeditiously as possible, use its best efforts to effect the registration of all Registrable Shares that Alarmguard has been requested to so register. Alarmguard is not required to effect more than two registrations pursuant to the provisions described in this paragraph. "Registrable Shares" means (A) any shares of common capital stock issued by Alarmguard, and (B) any other shares of common capital stock of Alarmguard issued in respect of such shares (because of stock splits, stock dividends, reclassifications, recapitalizations or similar events).

    At any time after Alarmguard becomes eligible to file a registration statement on Form S-3 (or any successor form relating to secondary offerings), a holder or holders holding in the aggregate at least 20% of the Registrable Shares (the "Form S-3 Requesting Shareholders") may request Alarmguard, in writing, to effect a registration on Form S-3 (or such successor form), of Registrable Shares having an aggregate offering price of at least $500,000 (based on the current market price). Upon receipt of any such request,

Alarmguard will promptly give written notice of such proposed registration to all Other Shareholders. The Other Shareholders will have the right, by giving written notice to Alarmguard within 30 days after Alarmguard provides its notice, to elect to have included in such registration such of their Registrable Shares as the Other Shareholders may request in such notice of election. Thereafter, Alarmguard will, as expeditiously as possible, use its best efforts to effect the registration on Form S-3, or such successor form, of all Registrable Shares that Alarmguard has been requested to register. Alarmguard is not required to effect more than three registrations (and no more than one per year) pursuant to the provisions described in this paragraph.

    Every time Alarmguard proposes to file a registration statement (other than pursuant to the provisions described in the preceding two paragraphs), it will, prior to such filing, give written notice to all shareholders of record holding Registrable Shares (the "Registrable Shareholders") of its intention. Any Registrable Shareholder wishing to have shares registered shall send Alarmguard a written request within 20 days after receipt of such notice. Alarmguard shall use its best efforts to cause all Registrable Shares that Alarmguard has been so requested to register to be registered under the Securities Act. Alarmguard has the right to postpone or withdraw any registration affected pursuant to the provisions described in this paragraph (b) without obligation to any shareholder. The shareholder registration rights provisions described in the preceding two paragraphs notwithstanding, no shareholder may participate in any public offering of Registrable Securities unless (i) the shares of Alarmguard Preferred Stock have been redeemed and all accrued dividends paid or (b) if all of the shares of Alarmguard Preferred Stock have not been redeemed and dividends paid, then the net proceeds to be received by Alarmguard in the public offering must be used for and be sufficient to redeem all shares of Alarmguard Preferred Stock outstanding at their face amount plus all accrued and unpaid dividends.

PREFERRED STOCK

    SERIES OF ALARMGUARD PREFERRED STOCK. Under the Alarmguard Charter, the Alarmguard Preferred Stock is issued in two series, Alarmguard Series A Preferred Stock and Alarmguard Series B Preferred Stock. Except for the par value per share of shares issued in each such series, all shares of the Alarmguard Preferred Stock enjoy all of the same rights, preferences and privileges, and are a single class of shares.

    VOTING. Except as set forth below under "--Large Institutional Stockholders," the shares of Alarmguard Preferred Stock are voted equally with the shares of the Alarmguard Voting Common Stock upon the following basis: Each holder of Alarmguard Preferred Stock is entitled to a number of votes as shall be equal to the whole number of shares of Alarmguard Preferred Stock held by such stockholder.

    So long as any of the Alarmguard Preferred Stock remains outstanding, Alarmguard may not effect or validate any one or more of the following without the approval, as a separate class, of at least 66.7% of the outstanding shares of the Alarmguard Preferred Stock: (i) the sale, transfer, lease or other disposition or encumbrance, directly or through any subsidiary, of the property or assets of Alarmguard, or any subsidiary of Alarmguard except in the ordinary course of business and except as security for debt incurred in the acquisition of business and assets for the benefit of Alarmguard; (ii) consolidate or merge Alarmguard or engage in any other transaction in which control of Alarmguard is transferred; (iii) authorize or issue or obligate itself to issue any series or class of preferred stock in addition to the Alarmguard Preferred Stock or of any other class of stock ranking prior to or on a parity with the Alarmguard Preferred Stock with respect to either the payment of dividends or the distribution of assets upon liquidation or of any securities convertible into Alarmguard Preferred Stock or any such shares ranking prior thereto or on a parity therewith; (iv) the amendment of the Alarmguard Charter or Alarmguard By-Laws so as to affect adversely any of the preferences or other rights of the holders of Alarmguard Preferred Stock; (v) incur, create or assume any indebtedness that will cause Alarmguard and its subsidiaries' total indebtedness to exceed a debt to equity ratio of 3 to 1 at any time, determined on a consolidated basis; (vi) declare or pay any dividends to or return any capital to or make any distribution of assets to the holders of any shares of Alarmguard capital stock, as such, other than the Alarmguard Preferred Stock or permit any subsidiary to do any of the foregoing; (vii) purchase, redeem, retire, or otherwise acquire for value any shares of Alarmguard capital stock other than the Alarmguard Preferred Stock; (viii) notwithstanding the foregoing, subsidiaries of Alarmguard may declare and make payment of cash and stock dividends, return capital and make distribution of assets to Alarmguard, and nothing in the Alarmguard Charter shall prevent Alarmguard from: (A) effecting a stock split or declaring or paying any dividend consisting of shares of any class of capital stock paid to the holders of shares of such class of capital stock; or (B) complying with any specific provision of the terms of the Alarmguard Preferred Stock (including, without limitation, provisions relating to the liquidation preference, cumulative dividends or redemption right of the Alarmguard Preferred Stock); or (ix) liquidate, dissolve, recapitalize or wind-up Alarmguard.

    DIVIDENDS. The holders of Alarmguard Preferred Stock are entitled to receive cumulative dividends at an annual rate of 5% of the par value of each share. Dividends on the Alarmguard Preferred Stock have a preference over and will be paid before dividends are paid on the Alarmguard Common Stock so that if dividends on the Alarmguard Preferred Stock, in respect of any previous or current annual period, have not been paid in full or declared and a sum sufficient for the payment thereof set apart, such accrued but unpaid dividends on the Alarmguard Preferred Stock will be fully paid before any dividend or other distribution will be paid or declared and set apart for the Alarmguard Common Stock.

    LIQUIDATION PREFERENCE. In the event of any dissolution, liquidation, winding up or insolvency of Alarmguard, before any distribution or payment is made to any holders of any other class or series of capital stock of Alarmguard, the holders of Alarmguard Preferred Stock are entitled to be paid first out of the assets of Alarmguard an amount equal to the par value of each share of Alarmguard Preferred Stock outstanding (the "Preferred Stock Price"), plus all accrued but unpaid dividends thereon, whether or not declared, up to and including the date full payment shall be tendered to the holders of Alarmguard Preferred Stock. A capital reorganization of the Alarmguard Preferred Stock or Alarmguard Common Stock or a merger or consolidation of Alarmguard with or into another corporation, or the sale of all or substantially all of Alarmguard's capital stock or assets to any other person or entity, or any other form of business combination or reorganization in which control of Alarmguard is transferred will be regarded as a liquidation, dissolution or winding up of Alarmguard ("Liquidating Event"). Notwithstanding the immediately preceding sentence, any reorganization, merger or consolidation involving (i) only a change in the state of incorporation of Alarmguard, (ii) a merger of Alarmguard with or into a wholly-owned subsidiary of Alarmguard, (iii) an acquisition by merger, reorganization or consolidation, of which Alarmguard is substantively the surviving corporation and operates as a going concern, of another corporation incorporated in the United States that is engaged in a business complementary with or similar or related to the business of Alarmguard and which does not involve a recapitalization or reorganization of the Alarmguard Preferred Stock will not be regarded as a Liquidating Event.

    PUBLIC OFFERING. Upon the closing of a public offering of the Alarmguard Common Stock, and before any distribution or payment is made out of the net proceeds of such public offering available for distribution to Alarmguard and/or the holders of Alarmguard's capital stock, an amount equal to the Preferred Stock Price, plus all accrued but unpaid dividends thereon, whether or not declared, up to and including the date full payment is made, will be made to the holders of Alarmguard Preferred Stock from such net proceeds. Such net proceeds will be first applied to pay accrued but unpaid dividends, then to the repurchase of shares of Alarmguard Preferred Stock at the Preferred Stock Price.

    REDEMPTION RIGHTS. Unless the Alarmguard Preferred Stock has already been redeemed, Alarmguard will redeem the outstanding shares of the Alarmguard Preferred Stock as follows: (i) on March 31, 1997 (the "Optional Redemption Date"), Alarmguard will, upon 60 days' written notice from such holder, redeem 75% of the outstanding shares of Alarmguard Preferred Stock held by each holder giving such notice; and (ii) on March 31, 1998 (the "Mandatory Redemption Date"), Alarmguard will redeem all remaining outstanding shares of Alarmguard Preferred Stock. The redemption price (the "Preferred Stock Redemption Price") for each share of Alarmguard Preferred Stock so redeemed will be the par value per share plus all accrued and unpaid dividends thereon, whether or not declared, on such shares up to and including the date fixed for redemption.

    In addition, the holders of a majority of the outstanding shares of Alarmguard Preferred Stock, voting as a class, will have the following rights with respect to the redemption of the Alarmguard Preferred Stock upon the occurrence of an Event of Noncompliance (as defined below): If any Event of Noncompliance occurs and is continuing and Alarmguard fails to cure such Event of Noncompliance within 45 days of written notice thereof, upon the written request of the holders of a majority of the outstanding shares of Alarmguard Preferred Stock, Alarmguard will redeem, on the date specified in such notice (even if such date is prior to the Optional Redemption Date), which date shall be not less than 20 days after the date of such written notice, that number of shares of Alarmguard Preferred Stock (which may be any or all of the then outstanding shares) indicated in such notice, at the Preferred Stock Redemption Price. An "Event of Noncompliance" means one of more of the following: (a) Alarmguard fails to make any liquidation payment with respect to the Alarmguard Preferred Stock which it is obligated to make under the Alarmguard Charter; or
(b) any representation, warranty or certification made by Alarmguard relating to the issuance in 1992 or 1993 of Alarmguard Preferred Stock and Alarmguard Common Stock proves to have been false or misleading when made and as of the respective closing in 1992 or 1993 of such issuance in any material respect with respect to Alarmguard's assets, financial condition, business or operation.

LARGE INSTITUTIONAL STOCKHOLDERS

    Certain large institutional stockholders of Alarmguard identified in the Alarmguard Charter (each a "Large Institutional Stockholder") are entitled to appoint the number of members of the Alarmguard Board determined in accordance with the criteria described below in this paragraph. The number of directors which a Large Institutional Stockholder has the right to appoint is determined by the percentage of the issued and outstanding shares of Alarmguard's capital stock it owns of record (the "Equity Percentage"). For so long as the Equity Percentage owned of record by a Large Institutional Stockholder is in excess of ten, it has the right to appoint two directors. If the Equity Percentage so owned is ten or less, but greater than zero, it has the right to appoint one director. At such time and after the Equity Percentage owned of record by a Large Institutional Stockholder falls to zero, it no longer has any right to appoint directors pursuant to the provisions described in this paragraph.

DIRECTORS' LIABILITY

    The Alarmguard Charter includes provisions to eliminate the personal liability of its directors to Alarmguard for monetary damages for breach of fiduciary duty as a director. This provision does not eliminate liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under
Section 174 of the DGCL concerning the unlawful payment of dividends or stock redemption or repurchases, or any transaction from which the director derives an improper personal benefit. In addition, these provisions will not limit the liability of Alarmguard directors under federal securities laws. Alarmguard believes that these provisions are necessary to attract and retain qualified persons as directors.

                   COMPARATIVE RIGHTS OF TRITON STOCKHOLDERS,
               ALARMGUARD STOCKHOLDERS AND HOLDINGS STOCKHOLDERS

    Triton is a publicly held corporation. The rights of Triton stockholders are currently governed by Delaware law, the Triton Charter and the Triton By-Laws. It is a condition to Alarmguard's obligations to consummate the Merger that the Triton Charter and the Triton By-Laws be amended, in which case the Restated Charter and the Restated By-Laws will govern the rights of the stockholders of Holdings. Alarmguard is a closely held Delaware corporation, with a small number of institutional stockholders that exercise control of the corporation. The rights of Alarmguard stockholders are currently governed by Delaware law, the Alarmguard Charter and the Alarmguard By-Laws. Following the Merger, the

Alarmguard stockholders will be governed by Delaware law, the Restated Charter and the Restated By-Laws. Accordingly, the material differences between (i) the present rights of Triton stockholders and their rights as Holdings stockholders; and (ii) the present rights of Alarmguard stockholders and their rights as Holdings stockholders is that following the Merger they will be stockholders in a public company governed by the Restated Charter and the Restated By-Laws.

    Other significant differences between the rights of (x) Alarmguard stockholders and Triton stockholders and (y) Holdings stockholders are set forth below. This summary is not intended to be relied upon as an exhaustive list or detailed description of the provisions discussed and is qualified in its entirety by reference to (i) the Alarmguard Charter and Alarmguard By-Laws; (ii) the Triton Charter and Triton By-Laws; and (iii) the Restated Charter and Restated By-Laws, to which documents each of the Alarmguard stockholders and Triton stockholders are referred.

AUTHORIZED SHARES OF CAPITAL STOCK; DIVIDENDS

    ALARMGUARD. The Alarmguard Charter authorizes the issuance of 256,500 shares of Alarmguard Common Stock, including 33,800 shares of Alarmguard Non-Voting Common Stock, 50,000 shares of Alarmguard Series A Preferred Stock and 72,500 Series B Preferred Stock. Dividends on the Alarmguard Preferred Stock have a preference over and will be paid before dividends are paid on the Alarmguard Common Stock so that if dividends on the Alarmguard Preferred Stock have not been paid in full or declared and a sum sufficient for the payment thereof set apart, such accrued but unpaid dividends on the Alarmguard Preferred Stock will be fully paid before any dividend or other distribution will be paid or declared and set apart for the Alarmguard Common Stock.

    TRITON. The Triton Charter authorizes the issuance of 40,000,000 shares of Triton Common Stock. The holders of Triton Common Stock are entitled to receive ratably such dividends as may be declared by the Triton Board.

    HOLDINGS. The Restated Charter will authorize the issuance of 25,000,000 shares of Holdings Common Stock and 5,000,000 shares of Holdings Preferred Stock. Subject to the preferred rights of the holders of shares of any class or series of Holdings Preferred Stock, the holders of shares of Holdings Common Stock are entitled to receive, as and when declared by the Holdings Board out of funds of Holdings legally available therefor, such dividends (payable in cash, stock or otherwise) as the Holdings Board may from time to time determine.

REDEMPTION AND REPURCHASE OF CAPITAL STOCK

    Under the DGCL, subject to certain limitations, a corporation's stock may be made subject to redemption by the corporation at its option, at the option of the holders of such stock or upon the happening of a specified event. The DGCL also provides that, subject to certain exemptions, a corporation may repurchase its own shares with certain exceptions.

    ALARMGUARD. Unless the Alarmguard Preferred Stock has already been redeemed, Alarmguard is required to redeem (i) on March 31, 1997, upon 60 days' notice, 75% of the outstanding shares of Alarmguard Preferred Stock held by each holder giving such notice; and (ii) on March 31, 1998, all remaining outstanding shares of Alarmguard Preferred Stock at the Preferred Stock Redemption Price. In addition, if any Event of Noncompliance occurs and is continuing and Alarmguard fails to cure such Event of Noncompliance within 45 days of written notice thereof, upon the written request of the holders of a majority of the outstanding shares of Alarmguard Preferred Stock, Alarmguard will redeem, on the date specified in such notice, the number of shares of Alarmguard Preferred Stock included in such notice, at the Preferred Stock Redemption Price.

    TRITON. The Triton Charter does not provide for any rights with respect to the redemption or repurchase of capital stock beyond or in limitation of the rights under the DGCL described above.

    HOLDINGS. The Restated Charter does not provide for any rights with respect to the redemption or repurchase of Holdings Common Stock beyond or in limitation of the rights under the DGCL described above. The Restated Charter authorizes the Holdings Board to fix for any class or series of Holdings Preferred Stock the redemption rights of any holders thereof.

LIQUIDATION RIGHTS

    ALARMGUARD. Upon any liquidation, dissolution or winding up of Alarmguard, whether voluntary or involuntary, after the payment or provision for payment of all debts and liabilities of Alarmguard and all preferential amounts to which the holders of the Alarmguard Preferred Stock are entitled with respect to the distribution of assets in liquidation, the holders of Alarmguard Common Stock are entitled to share ratably in the remaining assets of Alarmguard available for distribution. With respect to the Alarmguard Preferred Stock, a Liquidating Event will be regarded as a liquidation, dissolution or winding up of Alarmguard.

    TRITON. Neither the Triton Charter nor the Triton By-Laws provide for any rights with respect to the liquidation, dissolution or winding up of Triton.

    HOLDINGS. Upon any liquidation, dissolution or winding up of Holdings, whether voluntary or involuntary, after the distribution or payment to the holders of shares of any class or series of Preferred Stock as provided by the Holdings Board with respect to any such class or series of Preferred Stock, the holders of Holdings Common Stock are entitled to share ratably in the remaining assets of Holdings available for distribution.

VOTING RIGHTS

    ALARMGUARD. The shares of Alarmguard Voting Common Stock are entitled to one vote for each share of Alarmguard Voting Common Stock at any annual or special meeting of stockholders of Alarmguard. Except as otherwise provided by law, the shares of Alarmguard Non-Voting Common Stock are not entitled to vote on any matter. The provisions described in the foregoing sentence notwithstanding, shares of Alarmguard Non-Voting Common Stock are immediately and automatically accorded the same rights to vote as, and will thereupon and thereafter for all purposes be considered to be, shares of Voting Common Stock upon the occurrence of (i) the consummation of the sale of the beneficial interest of such shares by the initial holder thereof to other than an affiliate of the initial holder thereof; or (ii) the consummation of a public offering of Alarmguard Common Stock. The shares of Alarmguard Preferred Stock are voted equally with the shares of the Alarmguard Voting Common Stock. Each holder of Alarmguard Preferred Stock is entitled to one vote for each such share.

    TRITON. Each share of Triton Common Stock is entitled to one vote on each matter submitted to a vote of the stockholders of Triton. Shares of Triton Common Stock are not entitled to any cumulative voting.

    HOLDINGS. Except as otherwise required by law or as provided by the Holdings Board with respect to any class or series of Holdings Preferred Stock, the entire voting power and all voting rights will be vested exclusively in the Holdings Common Stock and each holder of shares of Holdings Common Stock will be entitled to one vote for each such share.

SUPERMAJORITY VOTING REQUIREMENTS FOR BUSINESS COMBINATIONS

    ALARMGUARD. The Alarmguard Charter provides that so long as any of the Alarmguard Preferred Stock remains outstanding, Alarmguard may not effect certain transactions without the affirmative vote of 66.7% of the outstanding shares of Alarmguard Preferred Stock. See "DESCRIPTION OF ALARMGUARD CAPITAL STOCK--Preferred Stock."

    TRITON. The Triton Charter and the Triton By-Laws do not have supermajority voting requirements for business combinations or similar transactions.

    HOLDINGS. The Restated Charter and the Restated By-Laws do not have supermajority voting requirements for business combinations or similar transactions.

PREEMPTIVE RIGHTS

    ALARMGUARD. The Alarmguard Charter provides for certain preemptive rights of first offer for the holders of Alarmguard Common Stock. See "DESCRIPTION OF ALARMGUARD CAPITAL STOCK--Common Stock."

    TRITON. The Triton Charter does not provide for preemptive rights for stockholders.

    HOLDINGS. The Restated Charter does not provide for preemptive rights for stockholders.

REGISTRATION RIGHTS

    ALARMGUARD. The Alarmguard Charter provides for certain registration rights with respect to Registrable Shares. See "DESCRIPTION OF ALARMGUARD CAPITAL STOCK--Common Stock."

    TRITON. Except as provided under the Patricof Warrant with respect to the Patricof Warrant Shares, there are no registration rights with respect to any shares of Triton Common Stock.

    HOLDINGS. Except as provided under the Registration Rights Agreement, there will be no registration rights with respect to any shares of Holdings Common Stock. See "PROPOSAL 1: THE MERGER AND THE ISSUANCE OF THE MERGER SHARES--The Registration Rights Agreement."

APPRAISAL RIGHTS

    The DGCL provides for appraisal rights only in the case of certain mergers or consolidations and not (unless the certificate of incorporation of a corporation so provides) in the case of other mergers, a sale or transfer of all or substantially all of its assets or an amendment to its certificate of incorporation. In addition, the DGCL does not provide appraisal rights in connection with a merger or consolidation (unless the certificate of incorporation so provides) to the holders of shares of a constituent corporation listed on a national securities exchange (or designated as a national market system security by the National Association of Securities Dealers, Inc.) or held of record by more than 2,000 stockholders, unless the applicable agreement of merger or consolidation requires the holders of such shares to receive, in exchange for such shares, any property other than shares of stock of the resulting or surviving corporation, shares of stock of any other corporation listed on a national securities exchange (or designated as described above) or held of record by more than 2,000 holders, cash in lieu of fractional shares or any combination of the foregoing. The DGCL also denies appraisal rights to the stockholders of the surviving corporation in a merger if such merger did not require for its approval the vote of the stockholders of such surviving corporation.

    None of the Alarmguard Charter, the Triton Charter or the Restated Charter provides for appraisal rights other than those rights designated by the DGCL.

ANNUAL MEETINGS OF STOCKHOLDERS

    ALARMGUARD. The Alarmguard By-Laws provide that annual meetings of stockholders may be called by (i) the Alarmguard Board; (ii) the president;
(iii) the chairman of the board; (iv) any two directors; (v) at the request in writing of stockholders owning at least 40% in amount of the entire capital stock of Alarmguard issued and outstanding and entitled to vote; or (vi) at the request in writing of stockholders owning at least 20% of any class of capital stock of Alarmguard issued and outstanding and entitled to vote.

    TRITON. The Triton By-Laws provide that annual meetings of stockholders, for any purpose or purposes prescribed in the notice of the meeting, may be called by the Triton Board, the chief executive officer or by stockholders representing at least 15% of the outstanding Triton Common Stock.

    HOLDINGS. The Restated By-Laws provide that annual meetings of stockholders may be held on such date, at such time and place as may be designated by the Board of Directors.

SPECIAL MEETINGS OF STOCKHOLDERS

    ALARMGUARD. The Alarmguard By-Laws provide that special meetings may be called by (i) the Alarmguard Board; (ii) the president of Alarmguard; (iii) the chairman of the board; (iv) any two directors of Alarmguard; or (v) at the request in writing of stockholders owning at least 40% of the entire capital stock of Alarmguard entitled to vote or at the request in writing of stockholders owning at least 20% of any class of capital stock of Alarmguard entitled to vote.

    TRITON. The Triton By-Laws provide that special meetings of stockholders may be called by (i) the Triton Board; (ii) the chief executive officer; or
(iii) the stockholders representing at least 25% of the outstanding Triton Common Stock.

    HOLDINGS. The Restated Charter provides that special meetings may only be called by (i) the Holdings Board; (ii) the chairman of the board; or (iii) the president of Holdings.

STOCKHOLDER ACTIONS WITHOUT A MEETING

    ALARMGUARD. The Alarmguard By-Laws provide that any action which may be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

    TRITON. The Triton By-Laws provide that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting.

    HOLDINGS. The Restated Charter provides that any action required or permitted to be taken by Holdings stockholders may only be effected at an annual or special meeting of such stockholders and may not be effected by any consent in writing of such stockholders.

STOCKHOLDER PROPOSALS PROCEDURES

    None of the DGCL, the Alarmguard Charter and the Alarmguard By-Laws, the Triton Charter and the Triton By-Laws or the Restated Charter and the Restated By-Laws limit the ability of Alarmguard and Triton stockholders, respectively, to bring any business (other than nominations for the election of directors) before a meeting of stockholders. See "--Nominations of Directors."

STOCKHOLDER RIGHTS PLAN

    None of Alarmguard, Triton or Holdings has a stockholder rights plan.

CLASSIFIED BOARD OF DIRECTORS

    None of the DGCL, the Alarmguard Charter and the Alarmguard By-Laws, and the Triton Charter and the Triton By-Laws provide for a classified board of directors.

    HOLDINGS. The Restated Charter provides for a classified board of directors for Holdings. See "PROPOSALS 2(a)-(g): THE RESTATED CHARTER PROPOSALS."

NOMINATIONS OF DIRECTORS

    ALARMGUARD. The Alarmguard Charter provides the Large Institutional Stockholders with certain rights with respect to the appointment of the number of members of the Alarmguard Board determined by the Equity Percentage. See "DESCRIPTION OF ALARMGUARD CAPITAL STOCK--Large Institutional Stockholders."

    TRITON. Neither the Triton Charter nor the Triton By-Laws limit the ability of stockholders to nominate directors for election.

    HOLDINGS. Neither the Holdings Charter nor the Holdings By-Laws limit the ability of stockholders to nominate directors for election.

REMOVAL OF DIRECTORS

    ALARMGUARD. The Alarmguard By-Laws provide that any director or the entire Alarmguard Board may be removed from office at any time with or without cause by the holders of a majority of the outstanding shares of Alarmguard's capital stock then entitled to vote at an election of directors.

    TRITON. Under the DGCL, Triton directors may be removed with or without cause by the holders of a majority of shares entitled to vote at an election of directors.

    HOLDINGS. The Restated Charter provides that no director or class of directors of Holdings may be removed from office by a vote of the stockholders at any time except for cause.

VACANCIES IN THE BOARD OF DIRECTORS

    ALARMGUARD. The Alarmguard By-Laws provide that (i) in the event of a vacancy on the Alarmguard Board caused by the removal, resignation or death of a director appointed by a Large Institutional Stockholder, such Large Institutional Stockholder shall have the sole right to name such director's successor and (ii) in the event of a vacancy on the Alarmguard Board caused by the removal, resignation or death of a director other than a director appointed by a Large Institutional Stockholder, it will be filled (x) by the vote of stockholders if due to the removal and if the vacancy is filled at the same meeting (or by written consent as effects such removal) or (y) if not so filled or if due to resignation or death, by the remaining directors.

    TRITON. The Triton By-Laws provide that if the office of any director becomes vacant by reason of death, resignation, disqualification, removal or other cause, a majority of the directors remaining in office, although less than a quorum, may elect a successor for the unexpired term and until his or her successor is elected and qualified.

    HOLDINGS. The Restated By-Laws provide that in the event of a vacancy on the Holdings Board due to the removal for cause of a director by the stockholders, then the stockholders of Holdings may fill such vacancy. In the event that such vacancy is with respect to a director that was elected by the holders of any class of stock of Holdings, voting separately as a class, such vacancy may only be filled by the holders of such class of stock voting separately as a class. Vacancies caused by any such removal and not filled by the stockholders at the meeting at which such removal was made, or any vacancy caused by the death or resignation of any director or for any other reason, and any newly created directorship resulting from any increase in the authorized number of directors, may be filled by a majority vote of the directors then in office, although less than a quorum, and such director will hold office until his successor is elected or qualified or until his earlier resignation or removal.

INDEMNIFICATION

    ALARMGUARD. The Alarmguard Charter provides for indemnification by Alarmguard, to the fullest extent permitted by the DGCL, of officers, directors, employees and agents for expenses, judgments, fines and amounts paid in settlement by such person (including attorneys' fees).

    TRITON. The Triton Charter provides for indemnification by Triton of officers, directors, employees and agents, to the fullest extent permitted by the DGCL.

    HOLDINGS. The Restated Charter provides for indemnification of the officers and directors of Holdings to the fullest extent permitted by the DGCL.

LIMITATION OF PERSONAL LIABILITY OF DIRECTORS

    ALARMGUARD. The Alarmguard Charter eliminates the personal liability of Alarmguard directors for monetary damages resulting from breaches of their fiduciary duty. It does not, however, eliminate liability for breaches of a director's duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL concerning the unlawful payment of dividends or stock redemption or repurchases, or any transaction from which the director derives an improper benefit.

    TRITON. The Triton Charter eliminates the personal liability of Triton directors in the same way as the Alarmguard Charter.

    HOLDINGS. The Restated Charter eliminates the personal liability of Holdings directors in the same way as the Alarmguard Charter and the Triton Charter.

AMENDMENT OF CHARTER DOCUMENTS

    ALARMGUARD. Alarmguard will not, except by amendment of the Alarmguard Charter or through any reorganization, transfer of capital stock or assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action with the vote of at least 66.7% of the outstanding shares of the Alarmguard Voting Common Stock, avoid or seek to avoid the observance or performance of any of the rights of the Alarmguard Voting Common Stock set forth in the Alarmguard Charter, and Alarmguard will at all times carry out all of such rights and take such action as may be necessary or appropriate in order to protect such rights of the holders of the Alarmguard Voting Common Stock against dilution or other impairment. The Alarmguard Charter provides that the amendment of the Alarmguard Charter or the Alarmguard By-Laws so as to affect adversely any of the preferences or other rights of the holders of Alarmguard Preferred Stock requires the written consent or the affirmative vote, as a separate class, of at least 66.7% of the outstanding shares of the Alarmguard Preferred Stock. Under the DGCL, all other amendments to the Alarmguard Charter must be approved by a majority of the total number of shares of capital stock outstanding and entitled to vote thereon.

    TRITON. Under the DGCL, the Triton Charter may be amended by the affirmative vote of a majority of the total number of shares of capital stock outstanding and entitled to vote thereon.

    HOLDINGS. The Restated Charter provides that an affirmative vote of 66-2/3% of the outstanding stock entitled to vote is required to amend or adopt a provision inconsistent with the provisions of the Restated Charter that provide for a classified board of directors. In the event that a majority of the full Holdings Board has approved the repeal of, or the adoption of a provision inconsistent with such provisions, only the affirmative vote of a majority of the outstanding stock entitled to vote is required to authorize such action. The Restated Charter further provides that the affirmative vote of 66-2/3% of the stock entitled to vote is required to alter, amend or repeal the provisions of the Restated Charter with respect to stockholder actions without a meeting and the calling of special meetings of the stockholders.

AMENDMENT OF BY-LAWS

    ALARMGUARD. The Alarmguard Charter provides that any amendment of the Alarmguard By-Laws so as to affect adversely any of the preferences or other rights of the holders of Alarmguard Preferred Stock requires the affirmative vote, as a separate class, of at least 66.7% of the outstanding shares of the Alarmguard Preferred Stock. Pursuant to the Alarmguard By-Laws, all other amendments of the Alarmguard By-Laws may be effected by a majority vote of the Alarmguard Board, provided that the proposed action in respect thereof shall be stated in the notice of the meeting, subject to the power of the holders of a majority of the outstanding shares of Alarmguard entitled to vote in respect thereof, by their vote given at an annual or special meeting or taken by consent in writing as provided by the Alarmguard By-Laws, to amend or repeal any Alarmguard By-Law made by the Alarmguard Board.

    TRITON. The Triton By-Laws may be amended by the Triton Board or by Triton's stockholders.

    HOLDINGS. The Restated By-Laws may be amended, altered or repealed, or new By-Laws may be adopted, by the Board of Directors of Holdings or by the holders of 85% of the total outstanding stock of Holdings.

                                 LEGAL MATTERS

    The validity of the Triton Common Stock offered hereby will be passed upon by Latham & Watkins, San Diego, California.

                                    EXPERTS

    The consolidated financial statements and financial statement schedule of SSH (referred to herein as "Alarmguard") as of December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, included in the Proxy Statement/Prospectus of Triton Group Ltd. which is referred to and made part of this Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K/A, as filed on March 12, 1997, for the year ended March 31, 1996, except as they relate to The Actava Group Inc., have been audited by Price Waterhouse LLP, independent accountants, and, insofar as they related to the Actava Group, Inc., by Ernst & Young LLP, independent accountants, whose reports thereon appear herein. Such financial statements have been so incorporated in reliance on the report (which, as it relates to Triton Group Ltd., contains an explanatory paragraph relating to Triton Group Ltd.'s emergence from bankruptcy as described in Notes 1 and 10 to the financial statements) of such independent acocuntants given on the authority of such firms as experts in auditing and accounting.

    The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K/A, as filed on March 12, 1997, relating to Mission West Properties appearing on page 8 of item 14(a)(2)(ii) of Triton Group Ltd. for the year ended March 31, 1996 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of such firm as experts in auditing and accounting.

                                 OTHER BUSINESS

    The Triton Board is aware of no other matter that will be presented for action at the Annual Meeting. If any other matter requiring a vote of the stockholders of Triton arising from the conduct of the meeting properly comes before the Annual Meeting, the persons authorized under management proxies will vote and act according to their best judgments in light of the conditions then prevailing.

                 STOCKHOLDER PROPOSALS FOR 1998 ANNUAL MEETING

    Any Triton stockholder who meets the requirements of the proxy rules under the Exchange Act may submit to the Triton Board proposals to be considered for submission to the stockholders at the Triton 1998 Annual Meeting. Any such proposal must comply with the requirements of Rule 14a-8 under the Exchange Act and be submitted in writing by notice delivered or mailed by first-class United States mail, postage prepaid, to the Corporate Secretary, Triton Group Ltd., 550 West "C" Street, Suite 1880, San Diego, California 92101 and must be received no later than November 14, 1997. Any such notice shall set forth: (a) the name and address of the stockholder and the text of the proposal (including the information required by the Triton By-Laws) to be introduced; (b) the number of shares of stock held of record, owned beneficially and represented by proxy by such stockholder as of the date of such notice; and (c) a representation that the stockholder intends to appear in person or by proxy at the meeting to introduce the proposal specified in the notice. The chairman of the meeting may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.

                 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND
                          FINANCIAL STATEMENT SCHEDULE
                        SECURITY SYSTEMS HOLDINGS, INC.

Report of Independent Auditors.......................................................        F-1

Audited Consolidated Financial Statements
Consolidated Balance Sheets as of December 31, 1995 and 1996.........................        F-2
Consolidated Statements of Operations for the Years Ended December 31, 1994, 1995 and
  1996...............................................................................        F-3
Consolidated Statements of Stockholders' Deficiency for the Years Ended December 31,
  1994, 1995 and 1996................................................................        F-4
Consolidated Statements of Cash Flows for the Years Ended December 31, 1994, 1995 and
  1996...............................................................................        F-5
Notes to Consolidated Financial Statements...........................................        F-6

Financial Statement Schedule
Schedule I--Condensed Financial Information of Security Systems Holdings, Inc.
  (Parent Company)                                                                           S-1

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Security Systems Holdings, Inc.

    We have audited the accompanying consolidated balance sheets of Security Systems Holdings, Inc. (the "Company") as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' deficiency and cash flows for each of the three years in the period ended December 31, 1996. Our audits also included the financial statement schedule listed in the Index to Consolidated Financial Statements and Financial Statement Schedule of this Proxy Statement/Prospectus that is part of this Registration Statement. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Security Systems Holdings, Inc. at December 31, 1995 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ ERNST & YOUNG LLP

Stamford, Connecticut
March 6, 1997

                        SECURITY SYSTEMS HOLDINGS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                                    DECEMBER 31,
                                                                                                  1995       1996
                                                                                                ---------  ---------

                                                                                                   (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents...................................................................  $   1,561  $     230
  Accounts receivable, less allowance for doubtful accounts of $118,000 and $298,000,
    respectively..............................................................................      3,686      3,791
  Inventories.................................................................................      1,254      1,698
  Prepaid expenses............................................................................        427        332
  Other current assets........................................................................        119        250
                                                                                                ---------  ---------
Total current assets..........................................................................      7,047      6,301
Property and equipment, net...................................................................      3,144      2,478
Customer installation costs, net of accumulated amortization of $686,000 and $2,383,000,
  respectively................................................................................      3,416      7,531
Acquired customer contracts, net of accumulated amortization of $7,792,000 and $11,077,000,
  respectively................................................................................     17,822     16,443
Covenants not-to-compete, net of accumulated amortization of $2,944,000 and $4,341,000,
  respectively                                                                                      3,219      2,930
Goodwill, less accumulated amortization of $312,000 and $436,000..............................      2,182      2,057
Other assets..................................................................................      1,283      1,391
                                                                                                ---------  ---------
Total assets..................................................................................  $  38,113  $  39,131
                                                                                                ---------  ---------
                                                                                                ---------  ---------
LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities:
  Accounts payable............................................................................  $   1,487  $   1,469
  Accrued expenses............................................................................      1,323      1,390
  Current portion of notes payable............................................................        222        696
  Current portion of term loan................................................................      1,907      4,169
  Deferred revenue............................................................................      4,018      4,621
  Other current liabilities...................................................................        626      1,008
                                                                                                ---------  ---------
Total current liabilities.....................................................................      9,583     13,353
Notes payable, less current portion...........................................................      1,973      2,563
Term loan, less current portion...............................................................     22,536     26,467
Subordinated debt.............................................................................      2,970      4,951
Other liabilities.............................................................................        727        422
Commitments and Contingencies--Note 11
Redeemable preferred stock, $100 par value; Series A, 5% cumulative dividends, 50,000 shares
  authorized, issued and outstanding..........................................................      5,744      5,994
Redeemable preferred stock, $120 par value; Series B, 5% cumulative dividends, 72,500 shares
  authorized, issued and outstanding..........................................................      9,844     10,279
Stockholders' deficiency:
Common stock, $1.00 par value; 256,500 shares authorized, 204,503 shares (including 20,249 shares of Class B non-voting shares) and 237,671 shares (including 33,748 of Class B non-
  voting shares) issued and outstanding in 1995 and 1996, respectively........................        204        237
  Additional paid in capital..................................................................         29         35
  Accumulated deficit.........................................................................    (15,462)   (25,135)
  Notes receivable from officers..............................................................        (35)       (35)
                                                                                                ---------  ---------
Total stockholders' deficiency................................................................    (15,264)   (24,898)
                                                                                                ---------  ---------
Total liabilities and stockholders' deficiency................................................  $  38,113  $  39,131
                                                                                                ---------  ---------
                                                                                                ---------  ---------

SEE ACCOMPANYING NOTES.

                        SECURITY SYSTEMS HOLDINGS, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                    FOR THE YEARS ENDED DECEMBER
                                                                                                 31,
                                                                                   -------------------------------
                                                                                     1994       1995       1996
                                                                                   ---------  ---------  ---------
  Recurring revenue..............................................................  $  10,928  $  12,072  $  15,011
  Installation revenue...........................................................      5,217      6,885      7,613
  Service revenue................................................................        930      1,243      1,528
                                                                                   ---------  ---------  ---------
Total revenue....................................................................     17,075     20,200     24,152
  Monitoring expense.............................................................      1,688      1,691      2,258
  Installation expense...........................................................      3,454      4,196      4,685
  Service expense................................................................      2,223      2,387      2,837
                                                                                   ---------  ---------  ---------
Total cost of revenue............................................................      7,365      8,274      9,780
                                                                                   ---------  ---------  ---------
Gross profit.....................................................................      9,710     11,926     14,372
  Sales and marketing expense....................................................      2,163      3,020      3,732
  General and administrative expense.............................................      5,037      6,467      8,435
  Depreciation expense...........................................................      1,225      2,081      3,008
  Amortization expense...........................................................      3,392      4,705      5,134
                                                                                   ---------  ---------  ---------
Total operating expenses.........................................................     11,817     16,273     20,309
                                                                                   ---------  ---------  ---------
Operating loss...................................................................     (2,107)    (4,347)    (5,937)
Other income (expense):
  Interest expense...............................................................     (1,574)    (2,305)    (3,064)
  Interest income................................................................         62         27         50
  Other income (expense), net....................................................          2        (22)       (37)
                                                                                   ---------  ---------  ---------
Loss before extraordinary items..................................................     (3,617)    (6,647)    (8,988)
Loss on refinancing of debt......................................................       (218)    --         --
                                                                                   ---------  ---------  ---------
Net loss.........................................................................     (3,835)    (6,647)    (8,988)
Dividend requirement on preferred stock..........................................       (685)      (685)      (685)
                                                                                   ---------  ---------  ---------
Loss applicable to common shares.................................................  $  (4,520) $  (7,332) $  (9,673)
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------
Pro forma loss per common share..................................................                        $   (3.12)
                                                                                                         ---------
                                                                                                         ---------
Shares used in computing pro forma loss per common share.........................                            2,877
                                                                                                         ---------
                                                                                                         ---------

SEE ACCOMPANYING NOTES.

                        SECURITY SYSTEMS HOLDINGS, INC.
              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                                                                ACCUMULATED        NOTES
                                                                                  DEFICIT       RECEIVABLE       TOTAL
                                                       COMMON       PAID IN    --------------      FROM       STOCKHOLDERS'
                                                        STOCK       CAPITAL                      OFFICERS      DEFICIENCY
                                                     -----------  -----------  (IN THOUSANDS)  -------------  ------------
Balance at January 1, 1994.........................   $     123    $      15    $     (3,610)    $  --         $   (3,472)

Exercise of stock options..........................          31            3         --                (34)        --

Preferred stock dividends..........................      --           --                (685)       --               (685)

Net loss...........................................      --           --              (3,835)       --             (3,835)
                                                          -----          ---   --------------          ---    ------------

Balance at December 31, 1994.......................         154           18          (8,130)          (34)        (7,992)

Issuance of 49,753 shares of common stock
  (including 20,249 shares of Class B non-voting
  shares), $1.00 par value.........................          49           11         --             --                 60

Exercise of stock options..........................           1       --             --                 (1)        --

Preferred stock dividends..........................      --           --                (685)       --               (685)

Net loss...........................................      --           --              (6,647)       --             (6,647)
                                                          -----          ---   --------------          ---    ------------

Balance at December 31, 1995.......................         204           29         (15,462)          (35)       (15,264)

Issuance of 33,168 shares of common stock
  (including 13,499 shares of Class B non-voting
  shares), $1.00 par value.........................          33            6         --             --                 39

Preferred stock dividends..........................      --           --                (685)       --               (685)

Net loss...........................................      --           --              (8,988)       --             (8,988)
                                                          -----          ---   --------------          ---    ------------

Balance at December 31, 1996.......................   $     237    $      35    $    (25,135)    $     (35)    $  (24,898)
                                                          -----          ---   --------------          ---    ------------
                                                          -----          ---   --------------          ---    ------------

SEE ACCOMPANYING NOTES.

                        SECURITY SYSTEMS HOLDINGS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                FOR THE YEARS ENDED DECEMBER 31,
                                                                              -------------------------------------
                                                                                 1994          1995         1996
                                                                              ----------  --------------  ---------
                                                                                          (IN THOUSANDS)
OPERATING ACTIVITIES:
Net loss....................................................................  $   (3,835)   $   (6,647)   $  (8,988)
Adjustments to reconcile net loss to net cash used in operating activities:...............................................................
  Loss on refinancing of debt...............................................         218        --           --
  Depreciation and amortization.............................................       4,617         6,786        8,142
  Customer installation costs incurred......................................        (657)       (3,445)      (5,812)
  Changes in operating assets and liabilities, net of effects of acquisitions:
    Accounts receivable.....................................................        (973)         (284)           7
    Inventories.............................................................        (363)         (377)        (444)
    Prepaid expenses........................................................        (298)           48           94
    Other current assets....................................................         (90)           (8)        (131)
    Other assets............................................................        (902)         (610)        (432)
    Accounts payable........................................................         (25)          149          (18)
    Accrued expenses........................................................         311          (736)         286
    Deferred revenue........................................................         (28)          235          307
    Other current liabilities...............................................          80           (36)        (326)
    Other liabilities.......................................................         (52)          (76)          54
                                                                              ----------       -------    ---------
Net cash used in operating activities.......................................      (1,997)       (5,001)      (7,261)

INVESTING ACTIVITIES:
Acquisitions of businesses, net of cash acquired............................      (2,833)       (2,229)      (1,221)
Purchases of property and equipment.........................................        (314)         (650)        (402)
                                                                              ----------       -------    ---------
Net cash used in investing activities.......................................      (3,147)       (2,879)      (1,623)

FINANCING ACTIVITIES:
Proceeds from issuances of common stock.....................................      --                60           39
Proceeds from term loan.....................................................      20,250         7,400        8,100
Proceeds from issuance of subordinated debt.................................      --             2,970        1,981
Payments of notes payable...................................................     (12,418)          (36)        (170)
Payments of term loan.......................................................      (4,996)       (1,357)      (1,907)
Payments of capital leases..................................................        (298)         (397)        (490)
                                                                              ----------       -------    ---------
Net cash provided by financing activities...................................       2,538         8,640        7,553
                                                                              ----------       -------    ---------
Increase (decrease) in cash and cash equivalents............................      (2,606)          760       (1,331)
Cash and cash equivalents at beginning of period............................       3,407           801        1,561
                                                                              ----------       -------    ---------
Cash and cash equivalents at end of period..................................  $      801    $    1,561    $     230
                                                                              ----------       -------    ---------
                                                                              ----------       -------    ---------

SEE ACCOMPANYING NOTES.

                        SECURITY SYSTEMS HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1996

1. BASIS OF PRESENTATION

    Security Systems Holdings, Inc. (the "Company" or "SSH") was formed on December 4, 1991 to acquire and manage companies in the security alarm installation and monitoring business. The Company, through its wholly-owned subsidiaries, sells and installs burglar and fire alarm systems and provides monitoring and security system repair and maintenance services to homeowners and businesses, principally in the Northeast and Mid-Atlantic regions of the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its subsidiaries (AG Holdings Inc. and Alarmguard Inc.) which are wholly-owned. All intercompany accounts and transactions have been eliminated.

CASH AND CASH EQUIVALENTS

    The Company considers financial instruments with original maturities of three months or less from the date of purchase to be cash equivalents.

USE OF ESTIMATES

    The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

ACCOUNTS RECEIVABLE

    Accounts receivable consist primarily of amounts due from customers in the New York, Connecticut, New Jersey, Pennsylvania, Delaware, Maryland, Virginia, Massachusetts and Rhode Island. Credit is extended based on an evaluation of the customer's financial condition; collateral is not required. The Company maintains an allowance for doubtful accounts at a level which management believes is sufficient to cover potential losses.

INVENTORIES

    Inventories consist principally of alarm components and supplies. Inventories are stated at the lower of cost (first-in, first-out method) or market.

PROPERTY AND EQUIPMENT

    Property and equipment is stated at cost. Costs of maintenance and repairs are charged to expense when incurred and costs of improvements are capitalized. Depreciation is computed using the straight-line method based on estimated useful lives of the respective assets.

                        SECURITY SYSTEMS HOLDINGS, INC.

                               DECEMBER 31, 1996

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
CUSTOMER INSTALLATION COSTS

    Customer installation costs consist of materials, labor and direct sales commissions incurred in connection with installing and activating new subscriber accounts under the Company's direct marketing program. Amortization is provided on a straight-line basis over the term of the initial monitoring/ equipment lease contract (5 years), adjusted to reflect estimated subscriber attrition. When an installation is identified for disconnection, the remaining net book value of the installation costs are fully written-off and charged to amortization expense.

INTANGIBLE ASSETS

    Intangible assets, recorded at cost, represent the value assigned to acquired customer contracts and covenants not-to-compete. Acquired customer contracts are being amortized over their estimated useful lives (6 to 10 years) using the straight-line method. Covenants not-to-compete are being amortized over the lives (5 years) of the respective agreements using the straight-line method. The cost in excess of fair value of the net assets of companies acquired in purchase business combinations (goodwill) is being amortized using the straight-line method over its estimated useful life (20 years). The Company periodically reviews its intangible assets to assess recoverability. Assets in excess of associated expected cash flows are considered impaired and accordingly, a charge to operating results would be recognized.

DEFERRED FINANCING COSTS

    Deferred financing costs, included in other assets, consisting primarily of bank and legal fees, are being amortized on a straight-line basis over the term of the underlying debt instrument. In conjunction with the refinancing during 1994 (see Note 7), approximately $80,000 of unamortized financing costs were written off as part of the loss on refinancing as an extraordinary item.

REVENUE RECOGNITION

    Revenue from installations relating to new subscriber accounts generated under the Company's direct marketing program is recognized at the time the installation is completed to the extent of direct selling costs which are charged to expense. Any excess installation revenue is deferred and amortized to income over the initial term of the related noncancellable monitoring/equipment lease contract (5 years), adjusted to reflect estimated subscriber attrition.

                        SECURITY SYSTEMS HOLDINGS, INC.

                               DECEMBER 31, 1996

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION (CONTINUED)

    The Company recognizes revenue, together with related costs, from traditional installation contracts and the sale of additional equipment to existing customers, when the installation is completed. Recurring fees are generally billed to customers in advance of the period for which the services are to be provided. Deferred revenue is recorded when billed and is recognized ratably over the period the service is performed.

ADVERTISING COSTS

    Advertising costs are generally expensed as incurred. Amounts charged to expense for advertising were approximately $258,000, $414,000 and $623,000 in 1994, 1995 and 1996, respectively.

INCOME TAXES

    Income taxes are determined under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred taxes result from temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    Cash, accounts receivable, accounts payable, and accrued expenses are carried at cost, which approximates fair value, due to the short-term maturity of these instruments. As of December 31, 1995 and 1996, the fair value of the Company's long-term debt approximates its carrying value, as such debt generally bears interest at floating rates or its rate does not differ significantly from the rate the Company would have to pay for similar debt on each respective balance sheet date.

STOCK BASED COMPENSATION

    The Company generally grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value on the date of grant. The Company has elected to continue to account for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and accordingly, recognizes no compensation expense for stock option grants.

ADOPTION OF RECENT ACCOUNTING STANDARDS

    During 1996, the Company adopted Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The adoption of this statement did not have a material impact on the Company's consolidated financial statements.

RECLASSIFICATIONS

    Certain amounts from the prior years have been reclassified to conform with the current year's financial statement presentation.

                        SECURITY SYSTEMS HOLDINGS, INC.

                               DECEMBER 31, 1996

3. ACQUISITIONS

    During 1994, the Company acquired certain operating assets of ten companies in the security alarm installation and monitoring business for $2,833,000 in cash. In the aggregate, the acquisitions added approximately $101,000 of Monthly Recurring Revenue ("MRR") and 4,600 customers. The acquisitions were accounted for under the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair values at their respective dates of acquisition. In connection with the acquisitions, the Company received current assets ($113,000), property and equipment ($25,000), customer contracts ($2,667,000), and other assets ($911,000) and assumed current liabilities ($883,000).

    During 1995, the Company acquired certain operating assets of seven companies in the security alarm installation and monitoring business for $2,229,000 in cash and $534,000 in notes. In the aggregate, the acquisitions added approximately $95,000 of MRR and 3,800 customers. The acquisitions were accounted for under the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair values at the respective dates of acquisition. In connection with the acquisitions, the Company received current assets ($67,000), property and equipment ($90,000), customer contracts ($2,457,000), and other assets ($1,752,000) and assumed current liabilities ($1,603,000).

    During 1996, the Company acquired certain operating assets of four companies in the security alarm installation and monitoring business for $1,221,000 in cash and $1,234,000 in notes. In the aggregate, the acquisitions added approximately $80,000 of MRR and 3,800 customers. The acquisitions were accounted for under the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair values at the respective dates of acquisition. In connection with the acquisitions, the Company received current assets ($112,000), customer contracts ($1,912,000), and other assets ($1,082,000) and assumed current liabilities ($651,000).

    The results of operations of the acquired companies have been included in the consolidated statements of operations from the respective dates of acquisition.

    The following unaudited pro forma information shows the results of the Company's operations as though the 1994 acquisitions had been made as of January 1, 1994, the 1995 acquisitions had been made as of January 1, 1994 and 1995 and the 1996 acquisitions has been made as of January 1, 1995 and 1996:

                                                                                YEARS ENDED DECEMBER 31,
                                                                             -------------------------------
                                                                               1994       1995       1996
                                                                             ---------  ---------  ---------

                                                                             (IN THOUSANDS, EXCEPT PER SHARE
                                                                                          DATA)
Pro forma revenue..........................................................  $  20,272  $  23,106  $  24,863
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------
Pro forma net loss.........................................................  $  (4,105) $  (6,720) $  (8,963)
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------
Pro forma net loss per common share                                                                $   (3.12)
                                                                                                   ---------
                                                                                                   ---------
Shares used in computing pro forma net loss per common share...............                            2,877
                                                                                                   ---------
                                                                                                   ---------

    The pro forma results are not necessarily indicative of the actual results of operations that would have been obtained had the acquisitions taken place at the beginning of the respective periods or the results that

                        SECURITY SYSTEMS HOLDINGS, INC.

                               DECEMBER 31, 1996

3. ACQUISITIONS (CONTINUED)
may occur in the future and do not give effect to cost savings which may occur as a result of the consolidation of the acquired companies.

    The pro forma loss per common share gives effect to the conversion of all preferred and common stock into Triton Common Stock (see Note 13).

4. PROPERTY AND EQUIPMENT

PROPERTY AND EQUIPMENT CONSISTS OF THE FOLLOWING:

                                                                                 ESTIMATED         DECEMBER 31,
                                                                                USEFUL LIFE      1995       1996
                                                                              ---------------  ---------  ---------
                                                                                                  (IN THOUSANDS)
Leasehold improvements......................................................  5 to 10 years    $     869  $     876
                                                                              (lease terms   )
Furniture, fixtures and equipment...........................................  3 to 7 years         5,399      6,027
Less accumulated depreciation...............................................                      (3,124)    (4,425)
                                                                                               ---------  ---------
                                                                                               $   3,144  $   2,478
                                                                                               ---------  ---------
                                                                                               ---------  ---------

    Equipment additions of $977,000 and $264,000 were financed through capital leases or notes payable during 1995 and 1996, respectively. The related accumulated depreciation on total financed assets is $838,000 and $1,476,000 as of December 31, 1995 and 1996, respectively.

5. NOTES PAYABLE

                                                                                                     DECEMBER 31,
                                                                                                   1995       1996
                                                                                                 ---------  ---------

                                                                                                    (IN THOUSANDS)
Various notes, each collateralized by a vehicle (aggregate net book value of approximately
  $453,000 and $178,000 at December 31, 1995 and 1996, respectively), with interest rates
  varying from 8.25% to 12% and final payment dates ranging from March 1997 to December 1999...  $     481  $     330
Various notes issued in connection with acquisitions made in 1994, 1995 and 1996. The notes bear interest at rates varying from 5.86% to 10% per annum with maturities ranging from
  January 1997 to February 2004................................................................      1,714      2,929
                                                                                                 ---------  ---------
Total notes payable............................................................................      2,195      3,259
Less current portion...........................................................................        222        696
                                                                                                 ---------  ---------
Long term portion..............................................................................  $   1,973  $   2,563
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------

    On March 5, 1997, certain notes with an aggregate principal amount of approximately $1.6 million due in 1997 were extended to March 31, 1998.

                        SECURITY SYSTEMS HOLDINGS, INC.

                               DECEMBER 31, 1996

5. NOTES PAYABLE (CONTINUED)
    Maturities of notes payable subsequent to December 31, 1996 are as follows (in thousands): $696 in 1997, $1,983 in 1998, $80 in 1999, $39 in 2000 and $14
in 2001 and $447 thereafter.

    During the years ended December 31, 1994, 1995 and 1996 the company paid interest aggregating (in thousands) $766, $71 and $166, respectively, in connection with these notes.

6. SUBORDINATED DEBT

    On November 17, 1995, the Company entered into a Subscription Agreement ("the Agreement") with various existing stockholders and a third party ("the Purchasers"). The Agreement called for the sale of 41,254 shares of common stock at $1.20 a share, and the issuance of $4,951,000 of subordinated debt. The stock and debt were offered in tandem with each share of stock purchased requiring a loan of $120 to the Company. At the closing of the transaction, the Purchasers had acquired stock and debt of 24,753 shares and $2,970,000, respectively, representing 60% of the total amount offered by the Company. On April 16, 1996 and May 1, 1996, the purchasers acquired, in the aggregate, stock and debt of 16,501 shares and $1,981,000, respectively, representing the remaining 40% of the Agreement. The debt is subordinated to certain senior obligations of the Company and was originally payable in four equal installments commencing on September 30, 1996, with final payment on June 30, 1997. On March 1, 1996, the principal repayment schedule was renegotiated such that 75% of the principal balance was due on March 31, 1997 and the remaining 25% was due on June 30, 1997. On March 5, 1997, the Agreement was further amended such that all principal is due on March 31, 1998. Prior to September 30, 1996 interest accrued at 8% per annum on the unpaid balance and beginning on October 1, 1996 interest accrues at 10% per annum in accordance with the Agreement. Interest is due and payable in arrears, on each February 1, May 1, August 1 and November 1, and with each payment of principal.

    During the year ended December 31, 1996, the Company made interest payments of $310,000 in connection with this debt. No interest payments were made during 1995.

7. TERM LOAN

    On September 29, 1994, Alarmguard, Inc. entered into a new term loan agreement (the "New Agreement") which refinanced all existing indebtedness under one agreement, with the debt guaranteed by Security Systems Holdings, Inc. and the stock of both AG Holding and Alarmguard Inc. pledged as security. The debt was structured to include a term loan facility ("Term Loan") and an acquisition loan facility ("Acquisition Loan"). Under the Term Loan facility, Alarmguard Inc. received $18,300,000. Interest is payable monthly in arrears at prime plus 1 1/2% or LIBOR plus 3% at the option of the Company on a monthly basis (approximately 8.5% at December 31, 1996). The Term Loan is payable in 84 monthly principal installments which began at $100,000 per month in 1994 and increase to $400,000 per month in the seventh year with the last installment a balloon payment for the remainder of the debt. The Acquisition Loan facility allowed Alarmguard, Inc. to make acquisitions utilizing bank financing in conjunction with cash provided by SSH. Interest on the Acquisition Loan is payable monthly in arrears at prime plus 1 3/4% or at LIBOR plus 3 1/4% at the option of the Company (approximately 8.7% at December 31, 1996). The Acquisition Loan is payable in 72 monthly payments, which commenced in September 1996 at $36,000 per month and increases to a maximum of $56,000 in month 73 of the loan. As of December 31, 1995 and 1996, the Term Loan balance was $16,750,000 and $15,300,000 and the Acquisition Loan balance was $3,493,000 and $3,036,000, respectively.

                        SECURITY SYSTEMS HOLDINGS, INC.

                               DECEMBER 31, 1996

7. TERM LOAN (CONTINUED)
    On April 6, 1995, the New Agreement was amended and restated, to among other items, add a $5,000,000 facility to fund the Company's direct marketing program ("Program Line"). Interest on the Program Line is payable monthly in arrears at prime plus 1 3/4% or LIBOR plus 3 1/4% at the option of the Company (approximately 8.7% at December 31, 1996). On March 1, 1996, the Company amended the New Agreement to increase the Program Line from $5,000,000 to $10,062,000 and to adjust the payment terms of the loan such that the Program Line is payable in 60 monthly payments. On August 29, 1996, the Company amended the New Agreement to increase the Program Line to $13,062,000. The amount of monthly principal payments is determined by taking the principal balance of the Program Line outstanding at the end of the first payment date multiplied by a monthly amortization percentage. Therefore, the maximum monthly payments could be $173,000 beginning in March 1997 and increasing to $260,000 by month 49, with a final payment of $1,040,000 in month 57, assuming the line was fully utilized. As of December 31, 1995 and 1996, the outstanding balance under the Program Line was $4,200,000 and $12,300,000, respectively.

    The New Agreement, as amended, contains covenants which, among other matters; i) limit indebtedness, ii) limit capital expenditures, iii) require Alarmguard Inc. to satisfy certain financial ratios and, iv) limit the declaration of dividends by Alarmguard Inc. As of December 31, 1995 and 1996, the restricted net assets of Alarmguard, Inc., were $1,491,000 and $1,068,000, respectively.

    The amounts to be repaid under the New Agreement for the five years ended December 31 are as follows (in thousands):

1997................  $   4,169
1998................      4,693
1999................      5,893
2000................      8,204
2001................      7,677
                      ---------
                      $  30,636
                      ---------
                      ---------

    During the years ended December 31, 1994, 1995 and 1996, the Company paid interest aggregating $688,000, $1,987,000 and $2,386,000, respectively, in connection with the term loan.
    On January 15, 1997, subject to the execution of the Bridge Loan agreement with Triton, the Company amended the New Agreement whereby the Program Line has been increased to $14,562,000 from $13,062,000. In addition the principal repayment schedules of the Term Loan, Acquisition Loan and Program Line have been adjusted whereby the January and February 1997 principal payments have been deferred and will be paid in conjunction with the Company's March 31, 1997 principal payment on or before April 15, 1997.

8. REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIENCY

    Dividends on the redeemable preferred stock are cumulative, accrue 5% annually (noncompounded) and are payable upon liquidation, redemption or a public offering. Liquidation preferences include the cost of the preferred stock plus accrued but unpaid dividends at the redemption date. The Company must redeem the preferred stock at the earlier of an initial public offering or March 31, 1998 (as extended from

                        SECURITY SYSTEMS HOLDINGS, INC.

                               DECEMBER 31, 1996

8. REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIENCY (CONTINUED)
March 31, 1997). If the Company cannot redeem the preferred stock, a majority of the holders of the preferred stock have other remedies available to them, as more fully described in the agreement, which may include a merger, consolidation of the Corporation with or into another corporation or the sale of all or substantially all of the Company's capital stock. Based on the terms of the New Agreement, preferred stockholders cannot exercise their rights under the preferred stock agreement until a stay period of 180 days has transpired. Common stockholders cannot participate in any public offering unless proceeds are sufficient to fully redeem the preferred stock plus accrued dividends. As of December 31, 1995 and 1996, accrued but unpaid dividends aggregated $1,993,000 and $2,678,000, respectively. Such amounts are included in their respective redeemable preferred stock accounts in the financial statements.

    Each preferred and common stockholder, with the exception of the holders of the non-voting common stock, has the right to one vote per share. All stockholders have antidilution rights and the right of first refusal on all subsequent equity offerings. The Company must obtain the approval of the common and preferred stockholders prior to issuing additional common stock until the preferred stock has been redeemed and all accrued dividends have been paid.

    In connection with the issuance of the subordinated debt (see Note 6) during 1995, the Company issued 14,679 shares of voting and 10,074 shares of non-voting common stock, each $1.00 par value, for total proceeds of $18,000 and $12,000, respectively. During 1996, in connection with the remaining portion of the subordinated debt, the Company issued 9,785 shares of voting and 6,716 shares of non-voting common stock, each $1.00 par value, for total proceeds of $12,000 and $8,000, respectively. In addition, the Purchasers received 25,000 (including 10,175 non-voting) and 16,667 (including 6,783 non-voting) shares of common stock in 1995 and 1996, respectively, (valued at $1.20 a share) as a fee for their participation in the transaction which has been treated as a deferred financing fee.

    The Company sponsors a Stock Option Plan, which provides for the issuance of options to purchase up to 51,000 shares of common stock. Stock option activity is shown below.

                                                                      NUMBER OF   OPTION PRICE
                                                                       SHARES       PER SHARE
                                                                     -----------  -------------
Outstanding at January 1, 1994.....................................      31,250   $  1.00--1.20
Granted............................................................       7,200       1.00
Exercised..........................................................     (31,250)     1.00--1.20
                                                                     -----------  -------------
Outstanding at December 31, 1994...................................       7,200       1.00
Granted............................................................       6,300       1.20
Exercised..........................................................      (1,000)     1.00--1.20
                                                                     -----------  -------------
Outstanding at December 31, 1995 and 1996..........................      12,500   $  1.00--1.20
                                                                     -----------  -------------
                                                                     -----------  -------------
Exercisable at December 31, 1996...................................       3,737   $  1.00--1.20
                                                                     -----------  -------------
                                                                     -----------  -------------
Available for grant at December 31, 1996...........................       6,250
                                                                     -----------
                                                                     -----------

    Officers of the Company issued promissory notes to the Company aggregating $35,000 for options exercised in 1994 and 1995 which bear interest at 4.01% per annum and are due August 1, 1997. Pro forma information related to stock option grants in 1995 has not been presented as the impact of the fair value of the stock option grants was insignificant to the results of operations and the pro forma loss per common share.

                        SECURITY SYSTEMS HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1996

9. EMPLOYEE SAVINGS PLAN

    SSH established a voluntary 401(k) Savings Plan ("the Plan") effective January 1, 1994. Employees working a minimum of 20 hours per week who are 21 years of age with one year of service are eligible to participate in the Plan. The Company matches 25% of the first 6% of each employee's contributions. Contributions to the Plan are invested in a wide range of traditional 401(k) investment funds, as directed solely by the participants. The Company's contributions to the Plan were approximately $37,000, $41,000 and $55,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

10. INCOME TAXES

    Deferred tax assets of approximately $7,900,000 and $8,600,000 at December 31, 1995 and 1996, respectively, have been offset in full by valuation allowances as the Company has continually generated net losses from its inception and is expected to continue to do so.

    Differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to significant portions of deferred income taxes are as follows:

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1995       1996
                                                                          ---------  ---------
Deferred tax assets:
Net operating losses....................................................  $   4,273  $   7,133
Intangible Assets.......................................................      2,435        880
Charitable contributions and capital losses.............................        107        107
Property and equipment..................................................        967        267
Accounts receivable.....................................................         50        125
Other...................................................................         76         79
                                                                          ---------  ---------
Gross deferred tax assets...............................................      7,908      8,591
Valuation allowances....................................................     (7,908)    (8,591)
                                                                          ---------  ---------
Net deferred tax assets.................................................  $  --      $  --
                                                                          ---------  ---------
                                                                          ---------  ---------

    The Company has net operating loss carryforwards, subject to certain limitations, for federal income tax purposes of approximately $10,200,000 and $17,000,000 at December 31, 1995 and 1996, respectively, which begin to expire in 2007 and continue to expire through 2011. Utilization of the net operating losses may be subject to a substantial annual limitation due to the ownership change provisions of Internal Revenue Code Section 382. The valuation allowances have been established until it is more likely than not that the deferred tax assets will be realized.

11. COMMITMENTS AND CONTINGENCIES

    In connection with various acquisitions, the Company assumed noncancellable operating leases for the operating facilities of its wholly-owned subsidiaries, as well as various operating and capital leases for office and central station equipment and agreements for wholesale monitoring services. The lessor of the Company's Connecticut central station facility and the owner of a wholesale monitoring company used by the Company are corporations whose principal stockholder is also a stockholder and an officer of the

                        SECURITY SYSTEMS HOLDINGS, INC.

                               DECEMBER 31, 1996

11. COMMITMENTS AND CONTINGENCIES (CONTINUED)
Company, or his spouse. During 1995 and 1996, the Company paid approximately $109,000 and $127,000, respectively, for these monitoring services on terms no less favorable than are available from unaffiliated third parties. In addition, the Company entered into various noncancellable capital and operating leases for its office and central station and for service vehicles. At December 31, 1996, the minimum annual rental payments under the terms of these lease agreements (including approximately $300,000 per annum payable to a corporation whose principal stockholder is also a stockholder and officer of the Company on terms no less favorable than are available from an unaffiliated third party) are as follows:

                                  CAPITAL     OPERATING
                                  LEASES       LEASES
                                -----------  -----------
                                     (IN THOUSANDS)
1997                             $     576    $     678
1998                                   315          593
1999                                   140          528
2000                                    12          466
2001                                --              362
Thereafter....................      --              615
                                     -----   -----------
                                     1,043    $   3,242
                                             -----------
                                             -----------
Less interest portion.........         108
                                     -----
Present value of net minimum
  rentals.....................   $     935
                                     -----
                                     -----

    Rent expense was $507,000, $608,000 and $710,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

    In conjunction with an acquisition, the Company entered into an employment agreement ("Employment Agreement") with the former owner. Under the Agreement, the employee is entitled to a minimum annual salary of $150,000 for a term of six years expiring on September 10, 1998. The employee was granted 1,000 options at $1.20 per share in conjunction with the refinancing and reorganization of the Companies on September 29, 1994 and the redeemable common stock issued to the former owner was converted to a promissory note with a face value of $1,250,000 due September 29, 1997. The difference between the accreted value of the stock and the note has been treated as an extraordinary loss on refinancing for the year ended December 31, 1994.

    The Company also has an employment agreement with a key executive requiring an annual salary of not less than $200,000 per year for a period of five years, subject to annual increases, as approved by the compensation committee of the Board of Directors. In addition, the Board of Directors approved a one year severance provision and one time salary death benefit.

    Also, the Company has entered into agreements with two other key executives which provide for one year's annual salary in the event of termination or death. For 1996, the annual salaries were approximately $335,000 in the aggregate.

                        SECURITY SYSTEMS HOLDINGS, INC.

                               DECEMBER 31, 1996

11. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    The Company experiences routine litigation in the normal course of its business. Management does not believe that any pending or threatened litigation will have a material adverse effect on the financial condition or results of operations of the Company.

12. LICENSING AGREEMENTS

    On August 7, 1995, the Company entered into regional and national licensing agreements ("the SNET Agreements") with Southern New England Telephone ("SNET") for the exclusive right to market security systems and monitoring services utilizing the SNET, Bell Equipment Security Systems and Southern New England Bell ("Bell") tradenames and trademarks. The Company is required to pay a monthly royalty based on a percentage of the total net MRR generated under the SNET and Bell tradenames and trademarks. In addition, annual minimum royalty payments must be paid to SNET on a per region basis, as defined, to maintain the exclusivity of the SNET Agreements. In 1995, royalties incurred were insignificant. During 1996, royalties incurred pursuant to these Agreements were approximately $180,000.

    As of January 31, 1997, the Company elected to terminate the SNET regional licensing agreement.

13. PROPOSED MERGER AND MANAGEMENT'S PLANS

    On September 23, 1996 the Company signed a letter of intent to merge with Triton Group, Ltd. ("Triton"), a Delaware Corporation. Subject to the terms and conditions of the merger agreement, the holders of all of SSH's common and redeemable preferred stock will receive approximately 2,877,368 shares (excluding approximately 46,003 shares reserved for stock options) of Triton common stock. The merger will be accounted for as a reverse acquisition whereby the net assets of Triton (principally cash) will be recorded at net book value and the pre-merger financial statements of SSH will become the historical financial statements of Triton and SSH. The merger is expected to be consummated during the second quarter of 1997. Under certain circumstances, failure to consummate the merger will result in the payment of a $1.0 million "break-up" fee. In addition, the Merger Agreement allows the Company to borrow up to $1.5 million (the "Bridge Loan") at an interest rate of 11% per annum through June 30, 1997. On February 10, 1997, the Company borrowed $500,000 under the Bridge Loan.

    In connection with the proposed merger, the Company will refinance its existing subordinated debt (see Note 6) with new subordinated debt with an aggregate principal amount of approximately $4,600,000 and a stated interest rate of 15%. Upon consummation of the refinancing, two officers of the Company will be holders of an aggregate amount of $200,000 of the newly issued subordinated debt. In addition, the Company will issue warrants to purchase approximately 216,000 shares of Triton Common Stock at an exercise price of $11.11 per share which will be accounted for as a discount to the new subordinated debt. In addition, the Company expects to refinance the New Agreement with a two year $60 million non-amortizing revolving loan agreement which converts to a five year term loan.

    If the Merger and related transactions are not consummated, management intends to curtail the direct marketing program and to implement a cost reduction strategy to the extent necessary to meet its obligations. Based on these plans, and in light of the previously discussed extensions of the company's redeemable preferred stock (see note 8), subordinated debt (see note
6) and certain other notes (see

                        SECURITY SYSTEMS HOLDINGS, INC.

                               DECEMBER 31, 1996

13. PROPOSED MERGER AND MANAGEMENT'S PLANS (CONTINUED)

note 5) with an aggregate principal amount of $23,546,000 previously due in 1997, it is management's opinion that the company will be able to meet its obligations as they come due for at least one year from January 1, 1997.

    The pro forma loss per common share for the year ended December 31, 1996 gives effect to the conversion of all preferred and common stock into Triton common stock as noted above. Such conversion excludes shares issuable upon exercise of outstanding stock options.

14. PROPOSED ACQUISITION

    On December 20, 1996, the Company entered into a stock purchase agreement pursuant to which the Company will purchase all of the issued and outstanding shares of capital stock of Protective Alarms, Inc. for an initial purchase price of approximately $17.1 million (including approximately $.1 million of expenses). Up to $1.6 million in additional consideration will be paid to the sellers of Protective Alarms, Inc. upon the installation of national account contracts pending on the closing date during the year following the closing of the proposed acquisition. Protective Alarms, Inc. is a security alarm system company doing business primarily in Connecticut and Westchester County, New York, that provides security equipment and monitoring services to homeowners and businesses. In addition, Protective Alarms, Inc. specializes in chain account sales under the name "Pro National," primarily in the Northeastern United States. The acquisition will be accounted for under the purchase method of accounting and is expected to be consummated during the second quarter of 1997.

                 SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF
                SECURITY SYSTEMS HOLDINGS, INC. (PARENT COMPANY)

                            CONDENSED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                                    DECEMBER 31,
                                                                                  1995        1996
                                                                               ----------  ----------
ASSETS
Current assets:
  Cash and cash equivalents..................................................  $    1,455  $      147
  Accounts receivable........................................................         186       1,348
  Other current assets.......................................................         185         907
                                                                               ----------  ----------
Total current assets.........................................................       1,826       2,402

Property and equipment, net..................................................         797         818
Customer installation costs, net.............................................       2,928       6,728
Other assets (principally investment in and amounts due from wholly-owned
  subsidiaries)..............................................................       2,289       1,707
                                                                               ----------  ----------
Total assets.................................................................  $    7,840  $   11,655
                                                                               ----------  ----------
                                                                               ----------  ----------
LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities:
  Due to affiliate...........................................................  $    2,695  $   11,945
  Other current liabilities..................................................       1,017       2,009
                                                                               ----------  ----------
Total current liabilities....................................................       3,712      13,954

Subordinated debt............................................................       2,970       4,951
Other liabilities............................................................         834       1,375

Redeemable preferred stock, series A.........................................       5,744       5,994
Redeemable preferred stock, series B.........................................       9,844      10,279

Stockholders' deficiency:
  Other stockholders' equity.................................................         198         237
  Accumulated deficit........................................................     (15,462)    (25,135)
                                                                               ----------  ----------
Total stockholders' deficiency...............................................     (15,264)    (24,898)
                                                                               ----------  ----------
Total liabilities and stockholders' deficiency...............................  $    7,840  $   11,655
                                                                               ----------  ----------
                                                                               ----------  ----------

SEE ACCOMPANYING NOTES TO CONDENSED FINANCIAL STATEMENTS.

                 SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF
                SECURITY SYSTEMS HOLDINGS, INC. (PARENT COMPANY)

                       CONDENSED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                                 (IN THOUSANDS)

                                                                                      1994       1995       1996
                                                                                    ---------  ---------  ---------
Revenues..........................................................................  $     279  $   1,249  $   3,376
Cost of sales.....................................................................        (62)      (190)    (1,584)
Selling, general and administrative expense.......................................     (1,873)    (3,390)    (5,664)
Depreciation and amortization expense.............................................       (110)      (672)    (2,007)
Interest income (expense).........................................................         59        (85)      (536)
Other income (expense)............................................................        354        724       (573)
Share of subsidiaries loss........................................................     (2,482)    (4,283)    (2,000)
                                                                                    ---------  ---------  ---------
Net loss..........................................................................     (3,835)    (6,647)    (8,998)
Dividend requirement on preferred stock...........................................       (685)      (685)      (685)
                                                                                    ---------  ---------  ---------
Loss applicable to common shares..................................................  $  (4,520) $  (7,332) $  (9,673)
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

SEE ACCOMPANYING NOTES TO CONDENSED FINANCIAL STATEMENTS.

                 SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF
                SECURITY SYSTEMS HOLDINGS, INC. (PARENT COMPANY)

                       CONDENSED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                                 (IN THOUSANDS)

                                                                                      1994       1995       1996
                                                                                    ---------  ---------  ---------
Cash used in operating activities.................................................  $  (1,459) $  (1,259) $  (2,569)

INVESTING ACTIVITIES:
Capital contributed to subsidiaries...............................................     --         --         (1,577)
Acquisition of businesses, net of cash acquired...................................       (782)      (205)    --
Purchases of property and equipment...............................................     --           (333)      (153)
                                                                                    ---------  ---------  ---------
Net cash used in investing activities.............................................       (782)      (538)    (1,730)

FINANCING ACTIVITIES:
Proceeds from issuance of common stock............................................     --             60         39
Proceeds from issuance of subordinated debt.......................................     --          2,970      1,981
Proceeds from issuance to notes payable...........................................     --         --          1,235
Financing fees paid...............................................................     --           (230)       (25)
Other financing activities........................................................     --           (177)      (239)
                                                                                    ---------  ---------  ---------
Net cash provided by financing activities.........................................     --          2,623      2,991

Increase (decrease) in cash and cash equivalents..................................     (2,241)       826     (1,308)
Cash and cash equivalents at beginning of period..................................      2,870        629      1,455
                                                                                    ---------  ---------  ---------
Cash and cash equivalents at end of period........................................  $     629  $   1,455  $     147
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

SEE ACCOMPANYING NOTES TO CONDENSED FINANCIAL STATEMENTS.

                 SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF
                SECURITY SYSTEMS HOLDINGS, INC. (PARENT COMPANY)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

NOTE A--BASIS OF PRESENTATION

    In the parent company only financial statements, the Company's investment in subsidiaries is stated at cost plus its share of the undistributed earnings/losses of subsidiaries since the respective dates of acquisition. The parent-company only financial statements should be read in conjunction with the Company's consolidated financial statements.

NOTE B--GUARANTEE OF DEBT

    Alarmguard, Inc. has $24,443,000 and $30,636,000 of debt outstanding at December 31, 1995 and 1996, respectively. Under the terms of the debt agreement, the Company has guaranteed the payment of all principal and interest.

                                                                      APPENDIX A


                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                               TRITON GROUP LTD.,

                            TRITON ACQUISITION CORP.

                                       AND

                         SECURITY SYSTEMS HOLDINGS, INC.



                         Dated as of December 23, 1996*

































         *As amended by Amendment No. 1 to
          Agreement and Plan of Merger dated
          as of March 6, 1997.

                                TABLE OF CONTENTS


                                                                          Page
                                                                          ----

ARTICLE I.     THE MERGER..................................................  1
  SECTION 1.01.  The Merger................................................  1
  SECTION 1.02.  Effective Time............................................  2
  SECTION 1.03.  Effect of the Merger......................................  2
  SECTION 1.04.  Certificate of Incorporation; By-Laws.....................  2
  SECTION 1.05.  Directors and Officers....................................  2
  SECTION 1.06.  Effect on Capital Stock...................................  2
  SECTION 1.07.  Stock Transfer Books......................................  4
  SECTION 1.08.  Tax and Accounting Consequences...........................  4
  SECTION 1.09.  Dissenting Shares.........................................  4
  SECTION 1.10.  Taking of Necessary Action; Further Action................  4
  SECTION 1.11.  Material Adverse Effect...................................  5

ARTICLE II.    REPRESENTATIONS AND WARRANTIES OF THE COMPANY...............  5
  SECTION 2.01.  Organization and Qualification; Subsidiaries..............  5
  SECTION 2.02.  Certificate of Incorporation and By-Laws..................  5
  SECTION 2.03.  Capitalization............................................  5
  SECTION 2.04.  Authority Relative to this Agreement......................  6
  SECTION 2.05.  No Conflict; Required Filings and Consents................  6
  SECTION 2.06.  Compliance; Permits.......................................  7
  SECTION 2.07.  Financial Statements......................................  7
  SECTION 2.08.  Absence of Certain Changes or Events......................  7
  SECTION 2.09.  No Undisclosed Liabilities................................  8
  SECTION 2.10.  Absence of Litigation.....................................  8
  SECTION 2.11.  Benefit Plans.............................................  8
  SECTION 2.12.  Transactions with Certain Persons.........................  9
  SECTION 2.13.  Labor Matters............................................. 10
  SECTION 2.14.  Registration Statement; Proxy Statement/Prospectus........ 10
  SECTION 2.15.  Restrictions on Business Activities....................... 10
  SECTION 2.16.  Title to Property......................................... 10
  SECTION 2.17.  Taxes..................................................... 11
  SECTION 2.18.  Environmental Matters..................................... 12
  SECTION 2.19.  Brokers................................................... 13
  SECTION 2.20.  Full Disclosure........................................... 13
  SECTION 2.21.  Intellectual Property..................................... 13
  SECTION 2.22.  Insurance................................................. 14
  SECTION 2.23.  Accounts Receivable....................................... 14
  SECTION 2.24.  Intangible Assets......................................... 14

                                                                          Page
                                                                          ----


ARTICLE III.   REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB..... 14
  SECTION 3.01.  Organization and Qualification; Subsidiaries.............. 14
  SECTION 3.02.  Certificate of Incorporation and By-Laws.................. 15
  SECTION 3.03.  Capitalization............................................ 15
  SECTION 3.04.  Authority Relative to this Agreement...................... 15
  SECTION 3.05.  No Conflict; Required Filings and Consents................ 16
  SECTION 3.06.  Compliance; Permits....................................... 16
  SECTION 3.07.  SEC Filings; Financial Statements......................... 17
  SECTION 3.08.  Absence of Certain Changes or Events...................... 17
  SECTION 3.09.  No Undisclosed Liabilities................................ 17
  SECTION 3.10.  Absence of Litigation..................................... 17
  SECTION 3.11.  Benefit Plans.  .......................................... 18
  SECTION 3.12.  Transactions with Certain Persons......................... 19
  SECTION 3.13.  Labor Matters............................................. 19
  SECTION 3.14.  Registration Statement; Proxy Statement/Prospectus........ 19
  SECTION 3.15.  Restrictions on Business Activities....................... 20
  SECTION 3.16.  Title to Property......................................... 20
  SECTION 3.17.  Taxes..................................................... 20
  SECTION 3.18.  Environmental Matters..................................... 21
  SECTION 3.19.  Brokers................................................... 22
  SECTION 3.20.  Full Disclosure........................................... 22
  SECTION 3.21.  Intellectual Property..................................... 22
  SECTION 3.22.  Insurance................................................. 22
  SECTION 3.23.  Fairness Opinion.......................................... 23
  SECTION 3.24.  Ownership of Merger Sub; No Prior Activities.............. 23

ARTICLE IV.    CONDUCT OF BUSINESS PENDING THE MERGER...................... 23
  SECTION 4.01.  Conduct of Business by the Company Pending the Merger..... 23
  SECTION 4.02.  No Solicitation........................................... 25
  SECTION 4.03.  Conduct of Business by Parent Pending the Merger.......... 26

ARTICLE V.     ADDITIONAL AGREEMENTS....................................... 27
  SECTION 5.01.  Proxy Statement/Prospectus; Registration Statement........ 27
  SECTION 5.02.  Stockholders Meeting...................................... 28
  SECTION 5.03.  Access to Information; Confidentiality.................... 28
  SECTION 5.04.  Consents; Approvals....................................... 29
  SECTION 5.05.  Agreements with Respect to Affiliates..................... 29
  SECTION 5.06.  Notification of Certain Matters........................... 29
  SECTION 5.07.  Further Action/Tax Treatment.............................. 29
  SECTION 5.08.  Public Announcements...................................... 30
  SECTION 5.09.  Listing of Parent Shares.................................. 30
  SECTION 5.10.  Reverse Stock Split....................................... 30

                                                                          Page
                                                                          ----

  SECTION 5.11.  Conveyance Taxes.......................................... 30
  SECTION 5.12.  Lines of Credit........................................... 30
  SECTION 5.13.  Board Representation...................................... 30
  SECTION 5.14.  Management Agreement...................................... 30
  SECTION 5.15.  Registration Rights Agreement............................. 30
  SECTION 5.16.  Dissolution of Subsidiaries............................... 30
  SECTION 5.17.  Stock Incentive Plan...................................... 30
  SECTION 5.18.  Amendment of Parent's Certificate of Incorporation and
                 By-laws................................................... 31
  SECTION 5.19.  Restructuring of Company's Subordinated Indebtedness...... 31
  SECTION 5.20.  Severance Agreements...................................... 31
  SECTION 5.21.  Indemnification........................................... 31

                                                                          Page
                                                                          ----

ARTICLE VI.    CONDITIONS TO THE MERGER.................................... 32
  SECTION 6.01.  Conditions to Obligations of Each Party to Effect the
                 Merger.................................................... 32
  SECTION 6.02.  Additional Conditions to Obligations of Parent and Merger
                 Sub....................................................... 33
  SECTION 6.03.  Additional Conditions to Obligations of the Company....... 34

ARTICLE VII.   TERMINATION................................................. 35
  SECTION 7.01.  Termination............................................... 35
  SECTION 7.02.  Effect of Termination..................................... 36
  SECTION 7.03.  Fees and Expenses......................................... 36

ARTICLE VIII.  GENERAL PROVISIONS.......................................... 37
  SECTION 8.01.  Effectiveness of Representations, Warranties and
                 Agreements................................................ 37
  SECTION 8.02.  Notices................................................... 37
  SECTION 8.03.  Certain Definitions....................................... 38
  SECTION 8.04.  Amendment................................................. 39
  SECTION 8.05.  Waiver.................................................... 39
  SECTION 8.06.  Headings.................................................. 39
  SECTION 8.07.  Severability.............................................. 39
  SECTION 8.08.  Entire Agreement.......................................... 39
  SECTION 8.09.  Assignment................................................ 39
  SECTION 8.10.  Failure or Indulgence Not Waiver; Remedies Cumulative..... 39
  SECTION 8.11.  Governing Law............................................. 39
  SECTION 8.12.  Counterparts.............................................. 39
  SECTION 8.13.  Attorneys' Fees........................................... 40


                                TABLE OF EXHIBITS


  EXHIBIT A-1  AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
               THE COMPANY
  EXHIBIT A-2  AMENDED AND RESTATED BY-LAWS OF THE COMPANY
  EXHIBIT B    STOCK OPTION AND CONVERSION AGREEMENT
  EXHIBIT C    AFFILIATE AGREEMENT
  EXHIBIT D    MANAGEMENT AGREEMENT
  EXHIBIT E    REGISTRATION RIGHTS AGREEMENT
  EXHIBIT F    STOCK INCENTIVE PLAN
  EXHIBIT G-1  AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
               PARENT
  EXHIBIT G-2  AMENDED AND RESTATED BY-LAWS OF PARENT
  EXHIBIT H    TERM SHEET FOR RESTRUCTURING SUBORDINATED INDEBTEDNESS

                                                                          Page
                                                                          ----

  EXHIBIT I    SEVERANCE AGREEMENT
  EXHIBIT J    FORM OF OPINION OF MORGAN, LEWIS & BOCKIUS LLP
  EXHIBIT K    FORM OF OPINION OF LATHAM & WATKINS
  EXHIBIT L    FORM OF OPINION OF ERNST & YOUNG LLP

                          AGREEMENT AND PLAN OF MERGER

      AGREEMENT AND PLAN OF MERGER, dated as of December 23, 1996 (the "Agreement"), by and among TRITON GROUP LTD., a Delaware corporation ("Parent"), TRITON ACQUISITION CORP., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and SECURITY SYSTEMS HOLDINGS, INC., a Delaware corporation (the "Company").

                                   WITNESSETH:

      WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have each determined that it is advisable and in the best interests of their respective stockholders for Parent to enter into a business combination with the Company upon the terms and subject to the conditions set forth herein;

      WHEREAS, in furtherance of such combination, the Boards of Directors of Parent, Merger Sub and the Company have each approved the merger (the "Merger") of Merger Sub with and into the Company in accordance with the applicable provisions of the Delaware General Corporation Law (the "DGCL"), and upon the terms and subject to the conditions set forth herein;

      WHEREAS, Parent, Merger Sub and the Company intend, by approving resolutions authorizing this Agreement, to adopt this Agreement as a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations promulgated thereunder; and

      WHEREAS, concurrently with the execution of this Agreement, and as an inducement to Parent to enter into this Agreement, certain stockholders of the Company have entered into a Lock-up Agreement (the "Lock-up Agreement") with the Company and Parent, pursuant to which such stockholders have agreed, among other things, to vote all voting securities of the Company beneficially owned by them in favor of approval and adoption of this Agreement and the Merger;

      NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

                                   ARTICLE 1.

                                   THE MERGER

    SECTION 1.01. The Merger. (a) Effective Time. At the Effective Time (as
                  defined in Section 1.02 hereof), and subject to and upon the terms and conditions of this Agreement and the DGCL, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

           (b) Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 7.01 and subject to the satisfaction or waiver of the conditions set forth in Article VI, the closing of the Merger (the "Closing") shall take place at the offices of Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, New York, on the next business day following satisfaction of the last of the conditions precedent specified in Article VI (the "Closing Date"), unless another date, time or place is agreed to in writing by the parties hereto.

    SECTION 1.02. Effective Time. As promptly as practicable after the satisfaction or waiver of the conditions set forth in Article VI, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger as contemplated by the DGCL (the "Certificate of Merger"), together with any required related certificates, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL (the time of such filing being the "Effective Time").

    SECTION 1.03. Effect of the Merger. At the Effective Time, the effect of the
                  Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

    SECTION 1.04. Certificate of Incorporation; By-Laws. The form of Amended and
                  Restated Certificate of Incorporation of the Company, as set forth on Exhibit A-1 hereto, and the form of By-laws of the Company, as set forth on Exhibit A-2 hereto, from and after the Effective Time, shall be the certificate of incorporation and the by-laws of the Surviving Corporation until thereafter amended as provided therein and under the DGCL.

    SECTION 1.05. Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time (who shall include (a)

                  Russell MacDonnell, Chief Executive Officer of the Company,
                  (b) David Heidecorn, Chief Financial Officer of the Company,
                  (c) Michael Earley, Chief Executive Officer of Parent, (d) one additional director designated by Parent, (e) Stuart L. Bell,
                  (f) Stephen L. Green, and (g) one additional director designated by the Company) shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

    SECTION 1.06. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

            (a). Conversion of Securities. The shares (the "Shares") of (i) Class A Voting Common Stock, $1.00 par value per share (the "Voting Common Stock"), (ii) Class B Non-Voting Common
                  Stock, $1.00 par value per share (the "Non-Voting Common Stock" and, together with the Voting Common Stock, the "Company Common Stock"), (iii) Series A Preferred Stock, $100.00 par value per share (the "Series A Preferred
                  Stock"), and Series B Preferred Stock, $120.00 par value per share (the "Series B Preferred Stock" and, together with the Series A Preferred Stock, the "Company Preferred Stock"), issued and outstanding immediately prior to the Effective Time (other than shares held by holders who have properly perfected their appraisal rights in accordance with the DGCL), together with all dividends on the Company Preferred Stock that have accrued and remain unpaid through January 31, 1997, shall be converted into an aggregate of 2,923,371 validly issued, fully paid and nonassessable shares (the "Parent Shares") of common stock, $0.0001 par value per share, of Parent ("Parent Common Stock") (which includes the 46,003 shares of Parent Common Stock issuable to the Optionees (as defined below) pursuant to the Stock Options (as defined below) and assumed by Parent in accordance with subsection (c) of this Section 1.06 upon the exercise thereof) after giving effect to Parent's one-for-ten reverse stock split as provided in Section 5.10. The Parent Shares shall be allocated among the Company's stockholders as follows: (i) the shares of Company Common Stock shall be converted into 920,686 shares of Parent Common Stock at a conversion ratio of 3.68023 per Share (the "Common Stock Conversion Ratio"); (ii) the shares of Series A Preferred Stock, together with all dividends thereon that have accrued and remain unpaid through January 31, 1997, shall be converted into 752,649 shares of Parent Common Stock at a conversion ration of 15.05297 per Share (the "Series A Preferred Stock Conversion Ratio"); and (iii) the shares of

                  Series B Preferred Stock, together with all dividends thereon that have accrued and remain unpaid through January 31, 1997, shall be converted into 1,250,036 shares of Parent Common Stock at a conversion ratio of 17.24188 per Share (the "Series B Preferred Stock Conversion Ratio"). Dividends on the Company Preferred Stock that have accrued and remain unpaid from February 1, 1997 through the Closing Date shall be paid at the consummation of the Merger in cash by Parent to the holders of the Company Preferred Stock as of the Closing Date; provided, however, that in no event shall Parent be obligated to pay any amount in excess of $140,000 of such accrued and unpaid dividends. No fractional shares of Parent Common Stock shall be issued in the Merger. In lieu of any such fractional shares, each holder of Company Common Stock or Company Preferred Stock who would otherwise have been entitled to a fraction of a share of Parent Common Stock shall be paid an amount in cash, rounded to the nearest cent, determined by multiplying (x) the average closing price per share of Parent Common Stock on the American Stock Exchange ("AMEX") for the ten trading days immediately preceding the second business day prior to the Effective Time, by (y) the fractional interest to which such holder otherwise would be entitled.

            (b) Cancellation. Each Share owned by Parent, Merger Sub or any direct or indirect wholly owned subsidiary of the Company or Parent immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be canceled and retired without payment of any consideration therefore and case to exist.

            (c)   Assumption and Conversion of Stock Options.

                  (i) At the Effective Time, each outstanding option to purchase Company Common Stock (a "Stock Option") granted under the agreements (the "Company Stock Option Agreements") to acquire an aggregate of 12,500 shares of Company Common Stock to the individuals set forth on the Company Disclosure Schedule (such individuals, the "Optionees"), whether vested or unvested, and all obligations of the Company with respect to the Stock Options, shall be assumed by Parent, and shall constitute an option to acquire Parent Shares on the same terms and conditions that were applicable under the Company Stock Option Agreements prior to the Effective Time as amended by the provisions of this Section 1.06(c). Prior to the Effective Time, Parent and the Company shall enter into a Stock Option and Conversion Agreement substantially in the form of Exhibit B hereto with each of the Optionees.

                  (ii) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of Parent Shares for delivery pursuant to the terms set forth in this Section 1.06(c) effective as of the Closing Date.

                  (iii) Subject to any applicable limitations under the
                        Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act"), Parent shall file a Registration Statement on Form S-8 (or any successor form), effective as soon as practicable following the Effective Time, with respect to the shares of Parent Common Stock issuable upon exercise of the Stock Options, and shall use all reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options shall remain outstanding.

           (d). Capital Stock of Merger Sub. Each share of common stock, $0.01 par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.01 par value, of the Surviving Corporation.

   SECTION 1.07. Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers of the Company Common Stock thereafter on the records of the Company.

   SECTION 1.08. Tax and Accounting Consequences. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. The parties hereto hereby adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

   SECTION 1.09. Dissenting Shares. (a) Notwithstanding any other provision of this Agreement to the contrary, Shares that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall not have voted in favor of the Merger or consented thereto in writing and who shall have properly delivered a written demand for appraisal of such Shares in accordance with Section 262 of the DGCL and shall not have failed to perfect or shall not have effectively withdrawn such demand or otherwise lost their appraisal rights (the "Dissenting Shares") shall not be converted into or represent the right to receive any Parent Shares. Such stockholders shall be entitled to have such Dissenting Shares held by them appraised in accordance with the provisions of
                  Section 262 of the DGCL, except that all Dissenting Shares held by stockholders who shall have failed to perfect or shall have effectively withdrawn or otherwise lost their right to appraisal of such Shares under such Section 262 shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive Parent Shares pursuant to Section 1.06(a).

           (b). The Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company, withdrawals of demand for appraisal, and any other instruments served pursuant to the DGCL and received by the Company in connection with the appraisal of the Dissenting Shares and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company will not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal, or offer to settle, or settle, any such demands for appraisal.

   SECTION 1.10. Taking of Necessary Action; Further Action. Each of Parent, Merger Sub and the Company will take all such reasonable and lawful action as may be necessary or appropriate in order to effectuate the Merger in accordance with this Agreement as promptly as possible. If, at any time after the Effective Time, any such further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub immediately prior to the Effective Time are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action.

   SECTION 1.11. Material Adverse Effect. When used in connection with the Company or any of its subsidiaries, or Parent or any of its subsidiaries, as the case may be, the term "Material Adverse Effect" means any change, effect or circumstance that, individually or when taken together with all other such changes, effects or circumstances that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, is or is reasonably likely to be materially adverse to the business, assets (including intangible assets), financial condition or results of operations of the Company and its subsidiaries or Parent and its subsidiaries, as the case may be, in each case taken as a whole.

                                   ARTICLE 2.

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      The Company hereby represents and warrants to Parent and Merger Sub that, except as set forth in the written disclosure schedule delivered hereunder by the Company to Parent (the "Company Disclosure Schedule"):

   SECTION 2.01. Organization and Qualification; Subsidiaries. Each of the Company and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders ("Approvals") necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted and as proposed to be conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and Approvals could not reasonably be expected to have a Material Adverse Effect. Each of the Company and each of its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that could not reasonably be expected to have a Material Adverse Effect. A true and complete list of all of the Company's subsidiaries, together with the jurisdiction of incorporation of each subsidiary and the percentage of each subsidiary's outstanding capital stock owned by the Company or another subsidiary, is set forth in the Company Disclosure Schedule.

   SECTION 2.02. Certificate of Incorporation and By-Laws. The Company has heretofore furnished to Parent a complete and correct copy of its Certificate of Incorporation and By-Laws, and has furnished or made available to Parent the Certificate of Incorporation and By-Laws (or equivalent organizational documents) of each of its subsidiaries (the "Subsidiary Documents"). Such Certificate of Incorporation, By-Laws and Subsidiary Documents are in full force and effect. Neither the Company nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or By-Laws or Subsidiary Documents.

   SECTION 2.03. Capitalization. The authorized capital stock of the Company consists of 222,700 shares of Voting Common Stock, 33,800 shares of Non-Voting Common Stock, 50,000 shares of Series A Preferred Stock and 72,500 shares of Series B Preferred Stock. As of the date of this Agreement, 203,923 shares of Voting Common Stock, 33,748 shares of Non-Voting Common Stock, 50,000 shares of Series A Preferred Stock and 72,500 shares of Series B Preferred Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable, and no shares are held in treasury, no shares of Company Common Stock or Company Preferred Stock are held by subsidiaries of the Company, and 12,500 shares of Company Common Stock are reserved for future issuance pursuant to outstanding stock options granted under the Company Stock Option Agreements. Except as set forth in the Company Disclosure Schedule, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to issue or sell any shares of capital stock of, or other equity interests in, the Company or any of its subsidiaries. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable. Except as disclosed in the Company Disclosure Schedule, there are no obligations, contingent or otherwise, of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such subsidiary or any other entity other than guarantees of bank obligations of subsidiaries entered into in the ordinary course of business. Except as set forth in the Company Disclosure Schedule, all of the outstanding shares of capital stock of each of the Company's subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and all such shares are owned by the Company or another subsidiary free and clear of all security interests, liens, claims, pledges, agreements, limitations in the Company's voting rights, charges or other encumbrances of any nature whatsoever.

   SECTION 2.04. Authority Relative to this Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions so contemplated (other than the adoption of the Merger Agreement by the holders of at least a majority of the outstanding shares of Company Common Stock and Company Preferred Stock entitled to vote in accordance with the DGCL and the Company's Certificate of Incorporation and By-Laws). The Board of Directors of the Company has determined that it is advisable and in the best interests of the Company's stockholders for the Company to enter into a business combination with Parent upon the terms and subject to the conditions of this Agreement. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, as applicable, constitutes a legal, valid and binding obligation of the Company.

   SECTION 2.05. No Conflict; Required Filings and Consents. (a) Except as set forth in the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Certificate of Incorporation or By-Laws of the Company, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company's or any of its subsidiaries' rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties is bound or affected, except in any such case for any such conflicts, violations, breaches, defaults, or other occurrences that could not reasonably be expected to have a Material Adverse Effect.

           (b). Except as disclosed in the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) the filing and recordation of appropriate merger or other documents as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the Merger, or otherwise prevent or delay the Company from performing its obligations under this Agreement, or would not otherwise have a Material Adverse Effect.

   SECTION 2.06. Compliance; Permits. (a) Except as disclosed in the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is in conflict with, or in default or violation of, (i) any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties is bound or affected, except for any such conflicts, defaults or violations which have been waived or which could not reasonably be expected to have a Material Adverse Effect.

            (b). Except as disclosed in the Company Disclosure Schedule, the Company and its subsidiaries hold all permits, licenses, easements, variances, exemptions, consents, certificates, orders and approvals from governmental authorities which are material to the operation of the business of the Company and its subsidiaries taken as a whole as it is now being conducted and as proposed to be conducted (collectively, the "Company Permits"). The Company and its subsidiaries are in compliance with the terms of the Company Permits, except where the failure to so comply could not reasonably be expected to have a Material Adverse Effect.

   SECTION 2.07. Financial Statements. The Company has made available to Parent its audited financial statements for the fiscal year ended December 31, 1995 and its unaudited financial statements for the interim period ended September 30, 1996. Each of such financial statements (including, in each case, any related notes thereto) was prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and each fairly presented in all material respects the consolidated financial position of the Company and its subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments.

   SECTION 2.08. Absence of Certain Changes or Events. Except as set forth in the Company Disclosure Schedule, since December 31, 1995 the Company has conducted its business in the ordinary course and there has not occurred: any Material Adverse Effect; any amendments or changes in the Certificate of Incorporation or By-Laws of the Company; any damage to, destruction or loss of any asset of the Company (whether or not covered by insurance) that could reasonably be expected to have a Material Adverse Effect; any material change by the Company in its accounting methods; any material revaluation by the Company of any of its assets, including without limitation, writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business; or any sale of a material amount of property of the Company, except in the ordinary course of business.

   SECTION 2.09. No Undisclosed Liabilities. Except as set forth in the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) except liabilities in the aggregate adequately provided for in the Company's audited balance sheet (including any related notes thereto) as of December 31, 1995 (the "1995 Balance Sheet") or the Company's unaudited interim balance sheet (including any related notes thereto) as of September 30, 1996 (the "Interim Balance Sheet"), each of which has been previously provided to Parent, incurred in the ordinary course of business and not required under GAAP to be reflected on the 1995 Balance Sheet, incurred since September 30, 1996 in the ordinary course of business, incurred in connection with this Agreement, or which could not reasonably be expected to have a Material Adverse Effect.

   SECTION 2.10. Absence of Litigation. Except as set forth in the Company Disclosure Schedule, there are no claims, actions, suits, proceedings or investigations pending or, to the knowledge of the Company, overtly threatened against the Company or any of its subsidiaries, or any properties or rights of the Company or any of its subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, that could reasonably be expected to have a Material Adverse Effect.

   SECTION 2.11. Benefit Plans. (a) With respect to each (i) "employee benefit plan," as such term is defined in Section 3(3) of ERISA, pursuant to which the Company or any of its subsidiaries has any liability in respect of current or former employees, agents, directors, or independent contractors or any beneficiaries or dependents of any such current or former employees, agents, directors, or independent contractors, and
                  (ii) each other plan, program, policy, contract or arrangement providing for bonuses, pensions, deferred pay, stock or stock related awards, severance pay, salary continuation or similar benefits, hospitalization, medical, dental or disability benefits, life insurance or other employee benefits, or compensation to or for any current or former employees, agents, directors, or independent contractors or any beneficiaries or dependents of any such current or former employees, agents, directors, or independent contractors (other than directors' and officers' liability policies), whether or not insured or funded, or constituting an employment or severance agreement or arrangement with any officer or director of the Company or any subsidiary (each, a "Company Benefit Plan"), the Company has made available to Parent, where applicable, a true, correct and complete copy of the most recent annual report (Form 5500) filed with the Internal Revenue Service (the "IRS"), such Company Benefit Plan, each trust agreement and group annuity contract, if any, relating to such Company Benefit Plan, and the most recent actuarial report or valuation relating to a Company Benefit Plan subject to Title IV of ERISA. Set forth on the Company Disclosure Schedule is a list of each such Company Benefit Plan.

           (b). With respect to each Company Benefit Plan, individually and in the aggregate, there exists no material condition or set of circumstances, in connection with which the Company or any of its subsidiaries would be subject to any material liability (except liability for benefits claims and funding obligations payable in the ordinary course) under ERISA, the Code or any other applicable law.

           (c). Except as set forth in the Company Disclosure Schedule, with respect to all Company Benefit Plans, individually and in the aggregate, there are no material funded benefit obligations for which contributions have not been made or properly accrued and there are no material unfunded obligations which have not been accounted for by reserves (including, but not limited to, any liability to any multiemployer plan as that term is defined in Section 4001(a)(3) of ERISA (a "Multiemployer Plan") or to the Pension

                  Benefit Guaranty Corporation ("PBGC") under Title IV of ERISA or to the IRS for any excise tax or penalty, or being subject to any statutory lien to secure payment of any such liability).

            (d). Except as set forth in the Company Disclosure Schedule, all Company Benefit Plans have been operated in compliance in all material respects with the applicable provisions of ERISA and the Code and all reports and returns required to be filed thereunder have been duly and timely filed. No prohibited transactions within the meaning of Title I of ERISA or Section 4975(c)(1) of the Code have occurred with respect to said plans. Each of the Company and its subsidiaries has complied in all material respects with the continuation of coverage and notification requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985 and former Section 162(k) and
                  Section 4980B of the Code and Sections 601 through 608 of
                  ERISA.

            (e). No circumstances exist pursuant to which the Company or any subsidiary could have any direct or indirect liability whatsoever (including, but not limited to, any liability to any Multiemployer Plan or to the PBGC under Title IV of ERISA or to the IRS for any excise tax or penalty, or being subject to any statutory lien to secure payment of any such liability) with respect to any plan now or heretofore maintained or contributed to by any entity that is, or at any time was, a member of a "controlled group" (as defined in Section 412(n)(6)(B) of the Code) that includes or included the Company or any predecessor to the Company, or any subsidiary thereof.

            (f). Neither the execution or delivery of this Agreement, nor the consummation of the transactions contemplated hereby (either alone or together with any additional or subsequent events), constitutes an event under any Company Benefit Plan that may result in any payment (whether of severance pay or otherwise), restriction or limitation upon the assets of any Company Benefit Plan, acceleration of payment or vesting, increase in benefits or compensation, or required funding, with respect to any current or former employees, agents, directors, or independent contractors of the Company or its subsidiaries, or the forgiveness of any loan or other commitment of any such person, and no benefit will be established by reason of any transaction contemplated under this Agreement, other than as specifically set forth in this Agreement.

            (g). There are no actions, suits, arbitrations, inquiries, investigations or other proceedings (other than routine claims for benefits) pending or, to the Company's knowledge, threatened, with respect to any Company Benefit Plan.

            (h). No Company Benefit Plan provides for post-employment or retired welfare benefits of any kind, including without limitation death or medical benefits, other than coverage mandated by Part 6 of Title I of ERISA or Section 4980B of the Code or other applicable law.

   SECTION 2.12. Transactions with Certain Persons. Except as set forth in the Company Disclosure Schedule, no officer, director or employee of the Company nor any member of any such person's immediate family is presently, or within the past two years has been, a party to any transaction with the Company relating to the Company's business where the fair market value of the amount involved in such transaction exceeded $60,000, including without limitation, any contract, agreement or other arrangement (a) providing for the furnishing of services by,
                  (b) providing for the rental of real or personal property from, or (c) otherwise requiring payments to (other than for services as officers, directors or employees of the Company) any such person or corporation, partnership, trust or other entity in which any such person has a material interest as a stockholder, or as an officer, director, trustee or partner.

   SECTION 2.13. Labor Matters. Except as set forth in the Company Disclosure Schedule, there are no controversies pending or, to the knowledge of the Company or any of its subsidiaries, threatened, between the Company or any of its subsidiaries and any of their respective employees, which controversies have or could reasonably be expected to have a Material Adverse Effect; neither the Company nor any of its subsidiaries is a party to any material collective bargaining agreement or other labor union contract applicable to persons employed by the Company or its subsidiaries, nor does the Company or any of its subsidiaries know of any activities or proceedings of any labor union to organize any such employees; and neither the Company nor any of its subsidiaries has any knowledge of any strikes, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any employees of the Company or any of its subsidiaries which could reasonably be expected to have a Material Adverse Effect.

   SECTION 2.14. Registration Statement; Proxy Statement/Prospectus. Subject to the accuracy of the representations of Parent set forth in
                  Section 3.14 hereof, the information supplied by the Company for inclusion in the Registration Statement (as defined in Section 3.14) shall not at the time the Registration Statement (including amendments or supplements thereto) is declared effective by the Securities and Exchange Commission (the "SEC") contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The information supplied by the Company for inclusion in the proxy statement/prospectus to be sent to the stockholders of Parent in connection with the meeting of the stockholders of Parent to consider the merger (the "Stockholders Meeting") (such proxy statement/prospectus, as amended or supplemented, is referred to herein as the "Proxy Statement/Prospectus"), will not, on the date the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to stockholders, at the time of the Stockholders Meeting or at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or shall omit to state any material fact necessary in order to make the statements made therein not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Stockholders Meeting which has become false or misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub which is contained in any of the foregoing documents.

   SECTION 2.15. Restrictions on Business Activities. Except for this Agreement or as set forth in the Company Disclosure Schedule, there is no agreement, judgment, injunction, order or decree binding upon the Company or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or impairing any business practice of the Company or any of its subsidiaries, any acquisition of property by the Company or any of its subsidiaries or the conduct of the business by the Company or any of its subsidiaries as currently conducted or as proposed to be conducted by the Company, except for any prohibition or impairment as could not reasonably be expected to have a Material Adverse Effect.

   SECTION 2.16. Title to Property. Except as set forth in the Company Disclosure Schedule, the Company and each of its subsidiaries have good and defensible title to all of their properties and assets, free and clear of all liens, charges and encumbrances, except liens for taxes not yet due and payable and such liens or other imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby or which could not reasonably be expected to have a Material Adverse Effect; and, to the knowledge of the Company, all leases pursuant to which the

                  Company or any of its subsidiaries lease from others material amounts of real or personal property are in good standing, and are valid and effective in accordance with their respective terms, and there is not, to the knowledge of the Company, under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default), except where the lack of such good standing, validity and effectiveness or the existence of such default or event of default could not reasonably be expected to have a Material Adverse Effect.

   SECTION 2.17. Taxes. (a) For purposes of this Agreement, "Tax" or "Taxes" shall mean taxes, fees, levies, duties, tariffs, imposts and governmental impositions or charges of any kind in the nature of (or similar to) taxes, payable to any federal, state, local or foreign taxing authority, including (without limitation)
                  (i) income, franchise, profits, gross receipts, ad valorem, net worth, value added, sales, use, service, real or personal property, special assessments, capital stock, license, payroll, withholding, employment, social security, workers' compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes, and other taxes, duties or assessments of any nature whatsoever, and (ii) interest, penalties, additional taxes and additions to tax imposed with respect thereto; and "Tax Returns" shall mean returns, reports and information statements with respect to Taxes required to be filed with the IRS or any other taxing authority, domestic or foreign, including, without limitation, consolidated, combined and unitary tax returns.

           (b). The Company on behalf of itself and all of its subsidiaries hereby represents that, other than as disclosed in the Company Disclosure Schedule: The Company and its subsidiaries have timely filed or will timely file all United States federal income Tax Returns and all other material Tax Returns required to be filed by them or requests for extensions to file such Tax Returns have been timely filed and granted and have not expired, and all Tax Returns are complete and accurate in all material respects, and the Company and its subsidiaries have paid and discharged all Taxes due in connection with or with respect to the periods or transactions covered by and shown as due on such Tax Returns and have paid all other Taxes as are due, except such as are being contested in good faith by appropriate proceedings (to the extent that any such proceedings are required). The accruals and reserves for Taxes (including deferred taxes) reflected in the 1995 Balance Sheet are in all material respects adequate to cover all Taxes accruable through the date thereof (including interest and penalties, if any, thereon and Taxes being contested) in accordance with generally accepted accounting principles. There are no other Taxes that are due and payable or would be due if asserted by a taxing authority for any taxable period or portions thereof accrued through the date of the most recent financial statements, and there are no deficiencies for any Taxes that have been proposed, asserted or assessed against the Company or its subsidiaries by a taxing authority, except with respect to which the Company is maintaining adequate reserves on such financial statements, unless the failure to do so could not reasonably be expected in the aggregate to have a Material Adverse Effect. Except as does not involve or would not result in liability to the Company or any of its subsidiaries that could reasonably be expected to have a Material Adverse Effect, there are no tax liens on any assets of the Company or any subsidiary thereof; and neither the Company nor any of its subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. The consolidated federal income Tax Returns of the Company have been audited by the IRS (or closed by applicable statute of limitations), and all liabilities in respect thereof have been finally determined, for all taxable years up to and including the taxable year ended December 31, 1992. Neither the Company nor any of its subsidiaries is a party to any pending or has knowledge of any threatened action or proceeding by any taxing authority for the determination, assessment or collection of any of the Taxes of the Company or any of its subsidiaries or relating to their respective businesses and operations. Neither the Company nor any of its subsidiaries is a party to or bound by any agreement providing for the allocation or sharing of Taxes. Neither the Company nor any of its subsidiaries has filed a consent pursuant to or agreed to the application of Section 341(f) of the Code. Each of the Company and its subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. All Taxes that are required by the laws of the United States, any state or political subdivision thereof, or any foreign country to be withheld or collected by the Company or any of its subsidiaries have been duly withheld or collected and, to the extent required, have been paid to the proper governmental authorities or properly deposited as required by applicable laws. None of the Company and its subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), or (ii) has any liability for the Taxes of any person (other than any of the Company and its subsidiaries) under Treas. Reg. ss. 1.1502-6 (or any similar provision of state, local or foreign law), as the transferee or successor, by contract or otherwise. Neither the Company nor any of its subsidiaries will be required, as a result of a change in method of accounting for a taxable year beginning on or before the Closing Date, to include any adjustment under

                  Section 481(a) of the Code in its taxable income for any taxable year beginning after the Closing Date.

            (c). The Company on behalf of itself and all of its subsidiaries hereby represents that, other than as disclosed in the Company Disclosure Schedule and other than with respect to items the inaccuracy of which could not reasonably be expected to have a Material Adverse Effect: Neither the Company nor any its subsidiaries is obligated under any agreements with respect to industrial development bonds or other obligations with respect to which the excludability from gross income of the holder for federal or state income tax purposes could be affected by the transactions contemplated hereunder, and no outstanding claim has been made by a Taxing Authority in a jurisdiction where the Company or its subsidiaries does not pay sales or use tax that the Company or its subsidiaries may be subject to a requirement to remit such taxes in that jurisdiction. To the best knowledge of the Company, neither the Company nor any of its subsidiaries owns any property of a character, the indirect transfer of which, pursuant to this Agreement, would give rise to any material documentary, stamp or other transfer tax.

   SECTION 2.18. Environmental Matters. Except as set forth in the Company Disclosure Schedule, and except in all cases as, in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect, the Company and each of its subsidiaries have obtained all applicable permits, licenses and other authorizations which are required to be obtained under all applicable federal, state or local laws or any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder relating to pollution or protection of the environment, including laws relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, or hazardous or toxic wastes into ambient air, surface water, ground water, or land or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants or hazardous or toxic materials or wastes ("Environmental Laws") by the Company or its subsidiaries (or their respective agents); are in compliance with all terms and conditions of such required permits, licenses and authorizations, and also are in compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in applicable Environmental Laws; are not aware of nor have received notice of any past or present violations of Environmental Laws or any event, condition, circumstance, activity, practice, incident, action or plan which is reasonably likely to interfere with or prevent continued compliance with or which could give rise to any common law or statutory liability, or otherwise form the basis of any claim, action, suit or proceeding, against the Company or any of its subsidiaries based on or resulting from the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling, or the emission, discharge or release into the environment, of any pollutant, contaminant or hazardous or toxic material or waste; and have taken all actions necessary under applicable Environmental Laws to register any products or materials required to be registered by the Company or its subsidiaries (or any of their respective agents) thereunder.

   SECTION 2.19. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements with such broker, finder or investment banker made by or at the direction of the Company.

   SECTION 2.20. Full Disclosure. No statement contained in any certificate or schedule furnished or to be furnished by the Company or its subsidiaries to Parent or Merger Sub in, or pursuant to the provisions of, this Agreement contains or shall contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in the light of the circumstances under which it was made, in order to make statements herein or therein not misleading.

   SECTION 2.21. Intellectual Property. (a) The Company and/or each of its subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, technology, know-how, computer software programs or applications, and tangible or intangible proprietary information or material that are used in the business of the Company and its subsidiaries as currently conducted and as proposed to be conducted, except as could not reasonably be expected to have a Material Adverse Effect.

           (b). Except as disclosed in the Company Disclosure Schedule, or as could not reasonably be expected to have a Material Adverse
                  Effect: The Company is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder, in violation of any licenses, sublicenses and other agreements as to which the Company is a party and pursuant to which the Company is authorized to use any third- party patents, trademarks, service marks and copyrights ("Third

                  Party Intellectual Property Rights"); no claims with respect to the patents, registered and material unregistered trademarks and service marks, registered copyrights, trade names and any applications therefor owned by the Company or any of its subsidiaries (the "Company Intellectual Property Rights") are currently pending or, to the knowledge of the Company, are overtly threatened by any person; the Company does not know of any valid grounds for any bona fide claims to the effect that the manufacture, sale, licensing or use of any product as now used, sold or licensed or proposed for use, sale or license by Company or any of its subsidiaries, infringes on any copyright, patent, trademark, service mark or trade secret, against the use by the Company or any of its subsidiaries of any trademarks, trade names, trade secrets, copyrights, patents, technology, know-how or computer software programs and applications used in the business of the Company or any of its subsidiaries as currently conducted or as proposed to be conducted, challenging the ownership, validity or effectiveness of any of the Company Intellectual Property Rights or other trade secret material to the Company, or challenging the license or legally enforceable right to use of the Third Party Intellectual Rights by the Company or any of its subsidiaries.

            (c). To the Company's knowledge, all patents, registered trademarks, service marks and copyrights held by the Company are valid and subsisting. Except as set forth in the Company Disclosure Schedule, to the Company's knowledge, there is no material unauthorized use, infringement or misappropriation of any of the Company Intellectual Property Rights by any third party, including any employee or former employee of the Company or any of its subsidiaries.

   SECTION 2.22. Insurance. All material fire and casualty, general liability, business interruption, product liability and sprinkler and water damage insurance policies maintained by the Company or any of its subsidiaries are with reputable insurance carriers and are in character and amount substantially equivalent to that carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except as could not reasonably be expected to have a Material Adverse Effect.

   SECTION 2.23. Accounts Receivable. The accounts receivable of the Company and its subsidiaries as reflected in the Interim Balance Sheet, to the extent uncollected on the date hereof, and the accounts receivable reflected on the books of its subsidiaries are valid and existing and represent monies due, except as could not reasonably be expected to have an adverse effect on the business, financial condition or results of operations of the Company totalling in excess of $100,000, and the Company has made reserves reasonably considered adequate for receivables not collectible in the ordinary course of business, and (subject to the aforesaid reserves) are subject to no refunds or other adjustments and to no defenses, rights of setoff, assignments, restrictions, encumbrances or conditions enforceable by third parties on or affecting any thereof, except for (i) such refunds, adjustments, defenses, rights of setoff, restrictions or conditions as could not reasonably be expected to have a Material Adverse Effect and (ii) such collateral assignments as may have been granted for the benefit of secured lenders of the Company or its subsidiaries under existing credit facilities.

   SECTION 2.24. Intangible Assets. The intangible assets of the Company and its subsidiaries as reflected in the Interim Balance Sheet represent the value assigned to acquired customer contracts and noncompetition agreements by the Company in a manner consistent with past practice. Such contracts and agreements are valid and existing, and the Company is not (and, to the knowledge of the Company, no other party is) in material breach or violation of, or default under, any of such contracts or agreements, except for such breaches or violations as could not reasonably be expected to have a Material Adverse Effect.

                                   ARTICLE 3.

             REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

      Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that, except as set forth in the written disclosure schedule delivered hereunder by Parent to the Company (the "Parent Disclosure Schedule"):

   SECTION 3.01. Organization and Qualification; Subsidiaries. Each of Parent and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted and as proposed to be conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and Approvals could not reasonably be expected to have a Material Adverse Effect. Each of Parent and each of its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that could not reasonably be expected to have a Material Adverse Effect. A true and complete list of all of Parent's subsidiaries, together with the jurisdiction of incorporation of each subsidiary and the percentage of each subsidiary's outstanding capital stock owned by Parent or another subsidiary, is set forth in the Parent Disclosure Schedule.

   SECTION 3.02. Certificate of Incorporation and By-Laws. Parent has heretofore furnished to the Company a complete and correct copy of its Certificate of Incorporation and By-Laws and has furnished or made available to the Company the Certificate of Incorporation and By-Laws (or equivalent organizational documents) of each of its subsidiaries (the "Subsidiary Documents"). Such Certificate of Incorporation, By-Laws and Subsidiary Documents are in full force and effect. Neither Parent nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or By- Laws or Subsidiary Documents.

   SECTION 3.03. Capitalization. (a) The authorized capital stock of Parent consists of 40,000,000 shares of Parent Common Stock, of which: 21,553,502 shares are issued and outstanding as of the date hereof, all of which are validly issued, fully paid and nonassessable and are listed for trading on the AMEX, 1,939,590 shares are reserved for future issuance pursuant to outstanding stock options and warrants, and after giving effect to the transactions contemplated by Section 5.10, approximately 2,155,350 shares will be issued and outstanding, all of which will be validly issued, fully paid and nonassessable. Except as set forth in the Parent Disclosure Schedule or the Parent SEC Reports (as defined below), there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Parent or any of its subsidiaries or obligating Parent or any of its subsidiaries to issue or sell any shares of capital stock of, or other equity interests in, Parent or any of its subsidiaries. Except as set forth in the Parent Disclosure Schedule or the Parent SEC Reports, there are no obligations, contingent or otherwise, of Parent or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Parent or any of its subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such subsidiary other than guarantees of bank obligations of subsidiaries entered into in the ordinary course of business. Except as set forth in the Parent Disclosure Schedule, all of the outstanding shares of capital stock of each of Parent's subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares are owned by Parent or another subsidiary free and clear of all security interests, liens, claims, pledges, agreements, limitations in Parent's voting rights, charges or other encumbrances of any nature whatsoever.

           (b). The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable and will be listed, upon official notice of issuance, for trading on the AMEX.

   SECTION 3.04. Authority Relative to this Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub (other than approval by a majority of the outstanding shares of Parent Common Stock entitled to vote on the issuance of Parent Shares in the Merger) are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. The Board of Directors of Parent has determined that it is advisable and in the best interests of Parent's stockholders for Parent to enter into a business combination with the Company upon the terms and subject to the conditions of this Agreement. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub.

   SECTION 3.05. No Conflict; Required Filings and Consents. (a) Except as set forth in the Parent Disclosure Schedule, the execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate the Certificate of Incorporation or By-Laws of Parent or Merger Sub, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent or any of its subsidiaries or by which its or their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or impair Parent's or any of its subsidiaries' rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Parent or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or any of their respective properties are bound or affected, except in any such case for any such conflicts, violations, breaches, defaults or other occurrences that could not reasonably be expected to have a Material Adverse Effect.

           (b). Except as disclosed in the Parent Disclosure Schedule, the execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of this Agreement by Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except for applicable requirements, if any, of the Securities Act, the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), the AMEX, state securities laws and the filing and recordation of appropriate merger or other documents as required by the DGCL, and where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the Merger, or otherwise prevent Parent or Merger Sub from performing their respective obligations under this Agreement, and would not have a Material Adverse Effect.

   SECTION 3.06. Compliance; Permits. (a) Except as disclosed in the Parent Disclosure Schedule, neither Parent nor any of its subsidiaries is in conflict with, or in default or violation of, any law, rule, regulation, order, judgment or decree applicable to Parent or any of its subsidiaries or by which its or any of their respective properties is bound or affected, any rule, regulation or requirement of the AMEX or any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or any of their respective properties is bound or affected, except for any such conflicts, defaults or violations which have been waived or which could not reasonably be expected to have a Material Adverse Effect.

           (b). Except as disclosed in the Parent Disclosure Schedule, Parent and its subsidiaries hold all permits, licenses, easements, variances, exemptions, consents, certificates, orders and approvals from governmental authorities which are material to the operation of the business of Parent and its subsidiaries taken as a whole as it is now being conducted and as proposed to be conducted (collectively, the "Parent Permits"). Parent and its subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to so comply could not reasonably be expected to have a Material Adverse Effect.

   SECTION 3.07. SEC Filings; Financial Statements. (a) Parent has filed all forms, reports and documents required to be filed with the SEC and has heretofore delivered to the Company, in the form filed with the SEC, its (i) Annual Report on Form 10-K for the fiscal year ended March 31, 1996, (ii) its Quarterly Reports on Form 10-Q for the periods ended June 30, 1996 and September 30, 1996, its proxy statement relating to Parent's meeting of stockholders held on September 27, 1994, (iv) all other reports or registration statements filed by Parent with the SEC since March 31, 1996, and all amendments and supplements to all such reports and registration statements filed by Parent with the SEC (collectively, the "Parent SEC Reports"). The Parent SEC Reports (i) were prepared in all material aspects in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and
                  (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

           (b). Each of the financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports has been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and each fairly presents in all material respects the consolidated financial position of Parent and its subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments.

   SECTION 3.08. Absence of Certain Changes or Events. Except as set forth in the Parent Disclosure Schedule or the Parent SEC Reports, since March 31, 1996 Parent has conducted its business in the ordinary course and there has not occurred (a) any Material Adverse Effect; (b) any amendments or changes in the Certificate of Incorporation or By-Laws of Parent; (c) any damage to, destruction or loss of any assets of Parent (whether or not covered by insurance) that could have a Material Adverse Effect; (d) any material change by Parent in its accounting methods; (e) any material revaluation by Parent of any of its assets, including without limitation, writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business; or (f) any sale of a material amount of assets of Parent, except in the ordinary course of business.

   SECTION 3.09. No Undisclosed Liabilities. Except as set forth in the Parent Disclosure Schedule or the Parent SEC Reports, neither Parent nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise), except liabilities (a) in the aggregate adequately provided for in Parent's balance sheet (including any related notes thereto) as of March 31, 1996 included in Parent's Annual Report on Form 10-K for the fiscal year ended March 31, 1996 (the
                  "March 1996 Balance Sheet"), (b) incurred in the ordinary course of business and not required under GAAP to be reflected on the March 1996 Balance Sheet, (c) incurred since March 31, 1996 in the ordinary course of business, (d) incurred in connection with this Agreement, or (e) which could not reasonably be expected to have a Material Adverse Effect.

   SECTION 3.10. Absence of Litigation. Except as set forth in the Parent Disclosure Schedule or the Parent SEC Reports, there are no claims, actions, suits, proceedings or investigations pending or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries, or any properties or rights of Parent or any of its subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, that could reasonably be expected to have a Material Adverse Effect.

   SECTION 3.11. Benefit Plans. (a) With respect to each (i) "employee benefit plan," as such term is defined in Section 3(3) of ERISA, pursuant to which Parent or any of its subsidiaries has any liability in respect of current or former employees, agents, directors, or independent contractors or any beneficiaries or dependents of any such current or former employees, agents, directors, or independent contractors, and (ii) each other plan, program, policy, contract or arrangement providing for bonuses, pensions, deferred pay, stock or stock related awards, severance pay, salary continuation or similar benefits, hospitalization, medical, dental or disability benefits, life insurance or other employee benefits, or compensation to or for any current or former employees, agents, directors, or independent contractors (other than directors' and officers' liability policies), whether or not insured or funded, or constituting an employment or severance agreement or arrangement with any officer or director of Parent or any subsidiary (each, a "Parent Benefit Plan"). Parent has made available to the Company, where applicable, a true, correct and complete copy of (a) the most recent annual report (Form 5500) filed with the IRS, such Parent Benefit Plan, each trust agreement and group annuity contract, if any, relating to (b) such Parent Benefit Plan, and the most recent actuarial report or valuation relating to a Parent Benefit Plan subject to Title IV of ERISA. Set forth on the Parent Disclosure
                  Schedule is a list of each such Parent Benefit Plan.

           (b). With respect to each Parent Benefit Plan, individually and in the aggregate, there exists no material condition or set of circumstances, in connection with which Parent or any of its subsidiaries would be subject to any material liability (except liability for benefits claims and funding obligations payable in the ordinary course) under ERISA, the Code or any other applicable law.

            (c). Except as set forth in the Parent Disclosure Schedule or the Parent SEC Reports, with respect to all Parent Benefit Plans, individually and in the aggregate, there are no material funded benefit obligations for which contributions have not been made or properly accrued and there are no material unfunded obligations which have not been accounted for by reserves (including, but not limited to, any liability to any Multiemployer Plan or to the PBGC under Title IV of ERISA or to the IRS for any excise tax or penalty, or being subject to any statutory lien to secure payment of any such liability).

            (d). Except as set forth in the Parent Disclosure Schedule or the Parent SEC Reports, all Parent Benefit Plans have been operated in compliance in all material respects with the applicable provisions of ERISA and the Code and all reports and returns required to be filed thereunder have been duly and timely filed. No prohibited transactions within the meaning of Title I of ERISA or Section 4975(c)(1) of the Code have occurred with respect to said plans. Each of Parent and its subsidiaries has complied in all material respects with the continuation of coverage and notification requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985 and former Section 162(k) and Section 4980B of the Code and Sections 601 through 608 of ERISA.

            (e). No circumstances exist pursuant to which Parent or any subsidiary could have any direct or indirect liability whatsoever (including, but not limited to, any liability to any Multiemployer Plan or to the PBGC under Title IV of ERISA or to the IRS for any excise tax or penalty, or being subject to any statutory lien to secure payment of any such liability) with respect to any plan now or heretofore maintained or contributed to by any entity that is, or at any time was, a member of a "controlled group" (as defined in Section 412(n)(6)(B) of the Code) that includes or included Parent or any predecessor to Parent, or any subsidiary thereof.

           (f). Neither the execution or delivery of this Agreement, nor the consummation of the transactions contemplated hereby (either alone or together with any additional or subsequent events), constitutes an event under any Parent Benefit Plan that may result in any payment (whether of severance pay or otherwise), restriction or limitation upon the assets of any Parent Benefit Plan, acceleration of payment or vesting, increase in benefits or compensation, or required funding, with respect to any current or former employees, agents, directors, or independent contractors of Parent or its subsidiaries, or the forgiveness of any loan or other commitment of any such person, and no benefit will be established by reason of any transaction contemplated under this Agreement, other than as specifically set forth in this Agreement.

           (g). There are no actions, suits, arbitrations, inquiries, investigations or other proceedings (other than routine claims for benefits) pending or, to Parent's knowledge, threatened, with respect to any Parent Benefit Plan.

           (h). No Parent Benefit Plan provides for post-employment or retired welfare benefits of any kind, including without limitation death or medical benefits, other than coverage mandated by
                  Part 6 of Title I of ERISA or Section 4980B of the Code or other applicable law.

   SECTION 3.12. Transactions with Certain Persons. Except as set forth in the Parent Disclosure Schedule or the Parent SEC Reports, no officer, director or employee of Parent nor any member of any such person's immediate family is presently, or within the past two years has been, a party to any transaction with Parent relating to Parent's business where the fair market value of the amount involved in such transaction exceeded $60,000, including without limitation, any contract, agreement or other arrangement (a) providing for the furnishing of services by, (b) providing for the rental of real or personal property from, or (c) otherwise requiring payments to (other than for services as officers, directors or employees of Parent) any such person or corporation, partnership, trust or other entity in which any such person has a material interest as a stockholder, or as an officer, director, trustee or partner.

   SECTION 3.13. Labor Matters. Except as set forth in the Parent Disclosure Schedule or the Parent SEC Reports, there are no controversies pending or, to the knowledge of Parent or any of its subsidiaries, threatened, between Parent or any of its subsidiaries and any of their respective employees, which controversies have or could reasonably be expected to have a Material Adverse Effect; neither Parent nor any of its subsidiaries is a party to any material collective bargaining agreement or other labor union contract applicable to persons employed by Parent or its subsidiaries, nor does Parent or any of its subsidiaries know of any activities or proceedings of any labor union to organize any such employees; and neither Parent nor any of its subsidiaries has any knowledge of any strikes, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any employees of Parent or any of its subsidiaries which could reasonably be expected to have a Material Adverse Effect.

   SECTION 3.14. Registration Statement; Proxy Statement/Prospectus. Subject to the accuracy of the representations of the Company set forth in Section 2.14 hereof, the registration statement (the "Registration Statement") pursuant to which the Parent Common Stock to be issued in the Merger will be registered with the SEC shall not, at the time the Registration Statement (including amendments or supplements thereto) is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements included therein, in light of the circumstances under which they were made, not misleading. The information supplied by Parent for inclusion in the Proxy Statement/Prospectus will not, on the date the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to stockholders, at the time of the Stockholders Meeting and at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or will omit to state any material fact necessary in order to make the statements made therein not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Stockholders Meeting which has become false or misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company which is contained in any of the foregoing documents.

   SECTION 3.15.  Restrictions on Business Activities. Except for this
                  Agreement or as set forth in the Parent Disclosure Schedule or the Parent SEC Reports, there is no agreement, judgment, injunction, order or decree binding upon Parent or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or any of its subsidiaries, any acquisition of property by Parent or any of its subsidiaries or the conduct of business by Parent or any of its subsidiaries as currently conducted or as proposed to be conducted by Parent, except for any prohibition or impairment as could not reasonably be expected to have a Material Adverse Effect.

   SECTION 3.16. Title to Property. Except as set forth in the Parent Disclosure Schedule, Parent and each of its subsidiaries have good and defensible title to all of their properties and assets, free and clear of all liens, charges and encumbrances, except liens for taxes not yet due and payable and such liens or other imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby or which could not reasonably be expected to have a Material Adverse Effect; and, to Parent's knowledge, all leases pursuant to which Parent or any of its subsidiaries lease from others material amounts of real or personal property are in good standing, and are valid and effective in accordance with their respective terms, and there is not, to the knowledge of Parent, under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default), except where the lack of such good standing, validity and effectiveness or the existence of such default or event of default could not reasonably be expected to have a Material Adverse Effect.

   SECTION 3.17. Taxes. (a) Parent on behalf of itself and all of its subsidiaries hereby represents that, other than as disclosed in the Parent Disclosure Schedule: Parent and its subsidiaries have timely filed or will timely file all United States federal income Tax Returns and all other material Tax Returns required to be filed by them or requests for extensions to file such Tax Returns have been timely filed and granted and have not expired, and all Tax Returns are complete and accurate in all material respects, and Parent and its subsidiaries have paid and discharged all Taxes due in connection with or with respect to the periods or transactions covered by and shown as due on such Tax Returns and have paid all other Taxes as are due, except such as are being contested in good faith by appropriate proceedings (to the extent that any such proceedings are required). The accruals and reserves for Taxes (including deferred taxes) reflected in the March 1996 Balance Sheet are in all material respects adequate to cover all Taxes accruable through the date thereof (including interest and penalties, if any, thereon and Taxes being contested) in accordance with generally accepted accounting principles. There are no other Taxes that are due and payable or would be due if asserted by a taxing authority for any taxable period or portions thereof accrued through the date of the most recent financial statements, and there are no deficiencies for any Taxes that have been proposed, asserted or assessed against Parent or its subsidiaries by a taxing authority, except with respect to which Parent is maintaining adequate reserves on such financial statements unless the failure to do so could not reasonably be expected in the aggregate to have a Material Adverse Effect. Except as does not involve or would not result in liability to Parent or any of its subsidiaries that could reasonably be expected to have a Material Adverse Effect, there are no tax liens on any assets of Parent or any subsidiary thereof; and neither Parent nor any of its subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. The consolidated federal income Tax Returns of Parent have been audited by the IRS (or closed by applicable statute of limitations), and all liabilities in respect thereof have been finally determined, for all taxable years up to and including the taxable year ended March 31, 1992. Neither Parent nor any of its subsidiaries is a party to any pending or has knowledge of any threatened action or proceeding by any taxing authority for the determination, assessment or collection of any of the Taxes of Parent or any of its subsidiaries or relating to their respective businesses and operations. Neither Parent nor any of its subsidiaries is a party to or bound by any agreement providing for the allocation or sharing of Taxes. Neither Parent nor any of its subsidiaries has filed a consent pursuant to or agreed to the application of Section 341(f) of the Code. All Taxes that are required by the laws of the United States, any state or political subdivision thereof, or any foreign country to be withheld or collected by Parent or any of its subsidiaries have been duly withheld or collected and, to the extent required, have been paid to the proper governmental authorities or properly deposited as required by applicable laws. None of Parent and its subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Parent), or (ii) has any liability for the Taxes of any person (other than any of Parent and its subsidiaries) under Treas. Reg. ss. 1.1502-6 (or any similar provision of state, local or foreign law), as the transferee or successor, by contract or otherwise.

                  Neither Parent nor any of its subsidiaries will be required, as a result of a change in method of accounting for a taxable year beginning on or before the Closing Date, to include any adjustment under Section 481(a) of the Code in its taxable income for any taxable year beginning after the Closing Date.

            (b) Parent on behalf of itself and all of its subsidiaries hereby represents that, other than as disclosed in the Parent Disclosure Schedule and other than with respect to items the inaccuracy of which could not reasonably be expected to have a Material Adverse Effect: (i) Neither Parent nor any its subsidiaries is obligated under any agreements with respect to industrial development bonds or other obligations with respect to which the excludability from gross income of the holder for federal or state income tax purposes could be affected by the transactions contemplated hereunder, and (ii) no outstanding claim has been made by a Taxing Authority in a jurisdiction where Parent or its subsidiaries does not pay sales or use tax that Parent or its subsidiaries may be subject to a requirement to remit such taxes in that jurisdiction. To the best knowledge of Parent, neither Parent nor any of its subsidiaries owns any property of a character, the indirect transfer of which, pursuant to this Agreement, would give rise to any material documentary, stamp or other transfer tax.

   SECTION 3.18. Environmental Matters. Except as set forth in the Parent Disclosure Schedule or the Parent SEC Reports or as otherwise disclosed in the documents and other written information previously provided to the Company, and except in all cases as, in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect, Parent and each of its subsidiaries (a) have obtained all applicable permits, licenses and other authorizations which are required to be obtained under all applicable Environmental Laws by Parent or its subsidiaries (or their respective agents); (b) are in compliance with all terms and conditions of such required permits, licenses and authorizations, and also are in compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in applicable Environmental Laws; (c) are not aware of nor have received notice of any past or present violations of Environmental Laws, or any event, condition, circumstance, activity, practice, incident, action or plan which is reasonably likely to interfere with or prevent continued compliance with or which would give rise to any common law or statutory liability, or otherwise form the basis of any claim, action, suit or proceeding, against Parent or any of its subsidiaries based on or resulting from the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling, or the emission, discharge or release into the environment, of any pollutant, contaminant or hazardous or toxic material or waste; and have taken all actions necessary under applicable Environmental Laws to register any products or materials required to be registered by Parent or its subsidiaries (or any of their respective agents) thereunder.

   SECTION 3.19. Brokers. No broker, finder or investment banker (other than Patricof & Co. Capital Corp., the fees and expenses of which will be paid by Parent) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements with such broker, finder or investment banker made by or at the direction of Parent or Merger Sub.

   SECTION 3.20. Full Disclosure. No statement contained in any certificate or schedule furnished or to be furnished by Parent or Merger Sub to the Company in, or pursuant to the provisions of, this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in the light of the circumstances under which it was made, in order to make the statement herein or therein not misleading.

   SECTION 3.21. Intellectual Property. (a) Parent and/or each of its subsidiaries owns, or is licensed or otherwise possess legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, technology, know-how, computer software programs or applications, and tangible or intangible proprietary information or material that are used in the business of Parent and its subsidiaries as currently conducted and as proposed to be conducted, except as could not reasonably be expected to have a Material Adverse Effect.

           (b) Except as disclosed in the Parent Disclosure Schedule or the Parent SEC Reports or as could not reasonably be expected to have a Material Adverse Effect: (i) Parent is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder, in violation of any licenses, sublicenses and other agreements as to which Parent is a party and pursuant to which Parent is authorized to use any third-party patents, trademarks, service marks and copyrights ("Third-Party Intellectual Property Rights"); (ii) no claims with respect to the patents, registered and material unregistered trademarks and service marks, registered copyrights, trade names and any applications therefor owned by Parent or any of its subsidiaries (the "Parent Intellectual Property Rights") are currently pending or, to the knowledge of Parent, are overtly threatened by any person; (iii) Parent does not know of any valid grounds for any bona fide claims (a) to the effect that the manufacture, sale, licensing or use of any product as now used, sold or licensed or proposed for use, sale or license by Parent or any of its subsidiaries infringes on any copyright, patent, trademark, service mark or trade secret; (b) against the use by Parent or any of its subsidiaries of any trademarks, trade names, trade secrets, copyrights, patents, technology, know-how or computer software programs and applications used in the business of Parent or any of its subsidiaries as currently conducted or as proposed to be conducted; (c) challenging the ownership, validity or effectiveness of any part of the Parent Intellectual Property Rights or other trade secret material to Parent; or (d) challenging the license or legally enforceable right to use of the Third-Party Intellectual Rights by Parent or any of its subsidiaries.

            (c) To Parent's knowledge, all patents, registered trademarks and copyrights held by Parent are valid and subsisting. Except as set forth in the Parent Disclosure Schedule or the Parent SEC Reports, to Parent's knowledge, there is no material unauthorized use, infringement or misappropriation of any of the Parent Intellectual Property by any third party, including any employee or former employee of Parent or any of its subsidiaries.

   SECTION 3.22. Insurance. All material fire and casualty, general liability, business interruption, product liability and sprinkler and water damage insurance policies maintained by Parent or any of its subsidiaries are with reputable insurance carriers and are in character and amount substantially equivalent to that carried by entities engaged in similar business and subject to the same or similar perils or hazards, except as could not reasonably be expected to have a Material Adverse Effect.

   SECTION 3.23. Fairness Opinion. The Board of Directors of Parent has received the written opinion (the "Fairness Opinion") of Patricof & Co. Capital Corp. ("Patricof") to the effect that, as of the date of this Agreement, the Merger is fair, from a financial point of view, to Parent's stockholders.

   SECTION 3.24. Ownership of Merger Sub; (a) No Prior Activities. Merger Sub was formed solely for the purpose of engaging in the transaction contemplated by this Agreement.

           (b) As of the date hereof and the Effective Time, except for obligations or liabilities incurred in connection with the transactions contemplated by this Agreement and except for this Agreement and any other agreement or arrangements contemplated by this Agreement, Merger Sub has not and will not have incurred, directly or indirectly, through any subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.

                                   ARTICLE 4.

                     CONDUCT OF BUSINESS PENDING THE MERGER

   SECTION 4.01. Conduct of Business by the Company Pending the Merger. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company covenants and agrees that, unless Parent shall otherwise agree in writing, the Company shall conduct its business, and cause the businesses of its subsidiaries to be conducted, in the ordinary course of business and consistent with past practice, other than (i) any actions taken by the Company or its subsidiaries in contemplation of the Merger including, without limitation, any actions to enable the Company to satisfy the covenants applicable to it set forth in Article V and the conditions precedent set forth in Article VI, (ii) any actions taken by the Company or its subsidiaries in connection with the Company's compliance with the covenants applicable to it set forth in Article V or the satisfaction of the conditions precedent set forth in Article VI (iii) any actions taken by the Company or its subsidiaries in connection with soliciting and obtaining bridge financing from one or more sources up to an aggregate amount of $1,500,000 ("Bridge Financing") (provided that the terms of such Bridge Financing shall include no equity component, shall provide for a customary bridge-loan rate of interest and other customary bridge-loan terms, and the proceeds of such Bridge Financing shall be used solely for working capital and general corporate purposes in the ordinary course of business), and (iv) any actions to amend or otherwise change the Company's
                  Certificate of Incorporation so as to change the mandatory redemption date of the Company's Preferred Stock from June 30, 1997 to March 31, 1998, the Company shall not directly or indirectly do, or propose to do, any of the following without the prior written consent of Parent:

           (a) amend or otherwise change the Company's Certificate of Incorporation or By-Laws;

           (b) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest) in the Company, any of its subsidiaries or affiliates (except for the issuance of shares of Company Common Stock issuable pursuant to Stock Options under the Company Stock Option Agreements which options are outstanding on the date hereof);

            (c) sell, pledge, dispose of or encumber any assets of the Company or any of its subsidiaries (other than sales of assets in the ordinary course of business and in a manner consistent with past practice, dispositions of obsolete or worthless assets, and sales of assets not in the excess of $100,000);

            (d) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, or permit any subsidiary to purchase, repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries, including, without limitation, shares of Company Common Stock or Company Preferred Stock or any option, warrant or right, directly or indirectly, to acquire shares of Company Common Stock or Company Preferred Stock, or propose to do any of the foregoing;

           (e) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof; (ii) incur any indebtedness for borrowed money (other than pursuant to existing credit facilities) or issue any debt securities or assume, guarantee (other than guarantees of bank debt of the Company's subsidiaries entered into in the ordinary course of business) or endorse or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except in the ordinary course of business consistent with past practice; (iii) enter into or amend any material contract or agreement other than in the ordinary course of business; (iv) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $100,000 for the Company and its subsidiaries taken as a whole; or (v) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by this Section 4.01(e);

            (f) increase the compensation payable or to become payable to its officers or employees, except for increases in salary or wages of, or the granting of bonuses in the aggregate amount of $200,000 to, employees of the Company or its subsidiaries in accordance with past practices, or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer (except for officers who are terminated on an involuntary basis) or other employee of the Company or any of its subsidiaries, or establish, adopt, enter into or amend in any material respect any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees, except, in each case, as may be required by law;

            (g) take any action to change, in any material respect, any accounting policies or procedures;

            (h) make any material tax election inconsistent with past practice or settle or compromise any material federal, state, local or foreign tax liability or agree to an extension of a statute of limitations, except to the extent the amount of any such settlement has been reserved for in the financial statements previously provided to Parent;

            (i) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities of the Company; or

            (j) take, or agree in writing or otherwise to take, any of the actions described in Sections 4.01(a) through (i) above, or any action which would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect in any material respect or prevent the Company in any material respect from performing or cause the Company not to perform in any material respect its covenants hereunder.

   SECTION 4.02. No Solicitation. (a) Neither Parent nor the Company shall, directly or indirectly, through any of their respective officers, directors, employees, representatives or agents, solicit or encourage the initiation of any inquiries or proposals regarding any merger, financing (other than, in the case of the Company, an extension or modification of an existing senior credit facility of the Company or any of its subsidiaries or any actions specified in clauses (i), (ii) or
                  (iii) of the first paragraph of Section 4.01), consolidation, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transaction involving Parent or any of its subsidiaries, or the Company or any of its subsidiaries, as the case may be (any of the foregoing inquiries or proposals being referred to herein as an "Acquisition Proposal"). Nothing contained in this Section 4.02(a) shall prevent the Board of Directors of Parent or the Company from considering, negotiating, approving and recommending to their respective stockholders a bona fide Acquisition Proposal not solicited in violation of this Agreement, provided the Board of Directors determines in good faith (upon advice of independent counsel) that it is required to do so in order to discharge properly its fiduciary duties. No action by the Board of Directors of Parent or the Company permitted by the preceding sentence (each, a "Permitted Action") shall constitute a breach of this Agreement, provided that such Permitted Action shall give rise to the rights set forth in Section 7.03.

           (b) Parent and the Company each agree to immediately notify the other party after receipt of any Acquisition Proposal, or any modification of or amendment to any Acquisition Proposal, or any request for nonpublic information relating to Parent or the Company, as the case may be, in connection with an Acquisition Proposal or for access to the properties, books or records of Parent or the Company, as the case may be, by any person or entity that informs the Board of Directors of such party that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made orally and in writing, shall indicate whether Parent or the Company, as the case may be, is providing or intends to provide the person making the Acquisition Proposal with access to information regarding such party as provided in Section 4.02(c), and shall include a summary of terms and identity of the parties involved.

           (c) If the Board of Directors of Parent or the Company, as the case may be, receives a request for material nonpublic information by a person who makes a bona fide Acquisition Proposal, and the Board of Directors determines in good faith and upon the advice of independent counsel that it is required to cause Parent or the Company, as the case may be, to act as provided in this Section 4.02(c) in order to discharge properly the directors' fiduciary duties, then, provided the person making the Acquisition Proposal has executed a confidentiality agreement substantially similar to the confidentiality agreement dated September 23, 1996 between the Company and Parent (the "Confidentiality Agreement"), Parent or the Company, as the case may be, may provide such person with access to information regarding such party.

           (d) Parent and the Company shall immediately cease and cause to be terminated any existing discussions or negotiations with any persons (other than the other party hereto) conducted heretofore with respect to any Acquisition Proposal. Parent and the Company agree not to release any third party from the confidentiality provisions of any confidentiality agreement to which Parent or the Company is a party.

           (e) Parent and the Company shall ensure that their respective officers, directors and employees and any investment banker or other advisor or representative retained by them are aware of the restrictions described in this Section 4.02.

    SECTION 4.03 Conduct of Business by Parent Pending the Merger. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Effective Time, Parent covenants and agrees that, unless the Company shall otherwise agree in writing, Parent shall conduct its business, and cause the businesses of its subsidiaries to be conducted, in the ordinary course of business and consistent with past practice, other than (i) any actions taken by Parent or its subsidiaries in contemplation of the Merger including, without limitation, any actions to enable Parent to satisfy the covenants applicable to it set forth in
                  Article V and the conditions precedent set forth in Article VI, and (ii) any actions taken by Parent or its subsidiaries in connection with Parent's compliance with the covenants applicable to it set forth in Article V or its satisfaction of the conditions precedent set forth in Article VI, Parent shall not directly or indirectly do, or propose to do, any of the following without the prior written consent of the
                  Company:

           (a) amend or otherwise change Parent's Certificate of Incorporation or By-Laws;

           (b) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest) in Parent, any of its subsidiaries or affiliates (except for the issuance of shares of Parent Common Stock issuable pursuant to stock options and warrants which are outstanding on the date hereof);

           (c) sell, pledge, dispose of or encumber any assets of Parent or any of its subsidiaries (other than (i) sales of assets in the ordinary course of business and in a manner consistent with past practice, (ii) dispositions of obsolete or worthless assets, (iii) sales of assets not in the excess of $100,000, and (iv) as disclosed in the Parent SEC Reports);

           (d) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock (except in connection with the one-for-ten reverse stock split of the Parent Common Stock contemplated in
                  Section 5.10 hereof), or (iii) amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, or permit any subsidiary to purchase, repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries, including, without limitation, shares of Parent Common Stock or any option, warrant or right, directly or indirectly, to acquire shares of Parent Common Stock, or propose to do any of the foregoing;

           (e) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof; (ii) incur any indebtedness for borrowed money (other than pursuant to existing credit facilities) or issue any debt securities or assume, guarantee (other than guarantees of bank debt of Parent's subsidiaries entered into in the ordinary course of business) or endorse or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except in the ordinary course of business consistent with past practice; (iii) enter into or amend any material contract or agreement other than in the ordinary course of business;
                  (iv) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $100,000 for Parent and its subsidiaries taken as a whole; or (v) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by this
                  Section 4.03(e);

           (f) increase the compensation payable or to become payable to its officers or employees, except for increases in salary or wages of, or the granting of bonuses in the aggregate amount of $50,000 to, employees of Parent or its subsidiaries in accordance with past practices, or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer (except for officers who are terminated on an involuntary basis) or other employee of Parent or any of its subsidiaries, or establish, adopt, enter into or amend in any material respect any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees, except, in each case, as may be required by law;

           (g) take any action to change, in any material respect, any accounting policies or procedures;

           (h) make any material tax election inconsistent with past practice or settle or compromise any material federal, state, local or foreign tax liability or agree to an extension of a statute of limitations, except to the extent the amount of any such settlement has been reserved for in the financial statements contained in the Parent SEC Reports filed prior to the date of this Agreement;

           (i) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities of Parent; or

           (j) take, or agree in writing or otherwise to take, any of the actions described in Sections 4.03(a) through (i) above, or any action which would make any of the representations or warranties of Parent contained in this Agreement untrue or incorrect in any material respect or prevent Parent in any material respect from performing in any material respect or cause Parent not to perform in any material respect its covenants hereunder.

                                   ARTICLE 5.

                              ADDITIONAL AGREEMENTS

   SECTION 5.01. Proxy Statement/Prospectus; Registration Statement. As promptly as practicable after the execution of this Agreement, the Company and Parent shall prepare and file with the SEC on a confidential basis preliminary proxy materials which shall constitute the Proxy Statement/Prospectus and the Registration Statement of Parent with respect to this Agreement, the Merger, the Parent Common Stock to be issued in connection with the Merger and the Stock Incentive Plan (as defined below). As promptly as practicable after comments are received from the SEC thereon and after the furnishing by the Company and Parent of all information required to be contained therein, the Company and Parent shall file with the SEC a combined proxy and Registration Statement on Form S-4 (or on such other form as shall be appropriate) relating to the approval and adoption by the stockholders of Parent of this Agreement, the Merger, the issuance of the Parent Common Stock in the Merger pursuant to this Agreement and the Stock Incentive Plan, and shall use all reasonable efforts to cause the Registration Statement to become effective as soon thereafter as practicable. Parent shall, as promptly as practicable, provide copies of any written comments, and advise the Company of any oral comments, received from the SEC with respect to the Registration Statement. Parent shall use its reasonable best efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities law or "blue sky" permits or approvals required to carry out the transactions contemplated by this Agreement and will pay all expenses incident thereto. Parent shall not amend or supplement the Proxy Statement/Prospectus without obtaining the prior written approval of the Company, which approval shall not be unreasonably withheld. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of a qualification of the Parent Common Stock issuable in connection with the Merger for offer and sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information. If at any time prior to the Effective Time any event relating to Parent, Merger Sub or any of their respective affiliates, officers or directors should be discovered by Parent or Merger Sub which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, Parent or Merger Sub will promptly inform the Company. The Proxy Statement/Prospectus shall include the recommendation of the Board of Directors of the Company and Parent in favor of approval and adoption of this Agreement, the Merger, the issuance of the Parent Common Stock in the Merger, the Stock Incentive Plan and the amendments to Parent's Certificate of Incorporation and By-Laws contemplated by Section 5.18, subject to the last sentence of Section 5.02(a).

    SECTION 5.02 Stockholders Meeting. (a) Parent shall call and hold the Stockholders Meeting as promptly as practicable for the purpose of voting upon the approval and adoption of this Agreement, the Merger, the issuance of Parent Common Stock in the Merger, the amendment and restatement of Parent's Certifcate of Incorporation substantially in the form of Exhibit G-1 hereto and the Stock Incentive Plan, and Parent shall use all reasonable efforts to hold the Stockholders Meeting as soon as practicable after the date on which the Registration Statement becomes effective. Unless otherwise required under the applicable fiduciary duties of the directors of the Parent, as determined by such directors in good faith after consultation with and based upon the advice of independent legal counsel, Parent shall solicit from its stockholders proxies in favor of adoption of this Agreement, the Merger, the issuance of Parent Common Stock in the Merger pursuant to this Agreement, the amendment and restatement of Parent's Certificate of Incorporation substantially in the form of Exhibit G-1 hereto and the Stock Incentive Plan, and shall take all other action necessary or advisable to secure the vote or consent of stockholders to obtain such approvals.

           (b) On or prior to the date of the Parent's Stockholders Meeting described in Section 5.02(a), the Company shall hold a stockholders meeting for the purpose of approving and adopting this Agreement and the Merger. The Board of Directors of the Company shall recommend and declare advisable such approval and adoption. The Company shall promptly provide to Parent copies of all notices, letters and other materials delivered to the stockholders of the Company (other than the Proxy Statement/Prospectus) in connection with such stockholders meeting, and shall promptly inform Parent of the results of such stockholders meeting.

   SECTION 5.03. Access to Information; Confidentiality. Upon reasonable notice, the Company and Parent shall each (and shall cause each of their subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives of the other, reasonable access, during the period prior to the Effective Time, to all of its properties, books, contracts, commitments and records and, during such period, the Company and Parent each shall (and shall cause each of their subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as such other party may reasonably request, and each shall make available to the other appropriate individuals (including attorneys, accountants and other professionals) for discussion of the other's business, properties and personnel as either Parent or the Company may reasonably request. Each party shall keep such information confidential in accordance with the terms of the Confidentiality Agreement between Parent and the Company.

   SECTION 5.04. Consents; Approvals. The Company and Parent shall each use all reasonable efforts to obtain all consents, waivers, approvals, authorizations or orders (including, without limitation, all United States and foreign governmental and regulatory rulings and approvals), and the Company and Parent shall make all filings (including, without limitation, all filings with United States and foreign governmental or regulatory agencies) required in connection with the authorization, execution and delivery of this

                  Agreement by the Company and Parent and the consummation by them of the transactions contemplated hereby. The Company and Parent shall furnish all information required to be included in the Proxy Statement/Prospectus and the Registration Statement, or for any application or other filing to be made pursuant to the rules and regulations of any United States or foreign governmental body in connection with the transactions contemplated by this Agreement.

   SECTION 5.05. Agreements with Respect to Affiliates. The Company shall deliver to Parent, prior to the date the Registration Statement becomes effective under the Securities Act, a letter (the "Affiliate Letter") identifying all persons who are, at the time of the Stockholders Meeting, "affiliates" of the Company for purposes of Rule 145 under the Securities Act ("Rule 145"). The Company shall use its best efforts to cause each person who is identified as an "affiliate" in the Affiliate Letter to deliver to Parent, prior to the Effective Time, a written agreement substantially in the form of Exhibit C hereto (an "Affiliate Agreement") in connection with restrictions on affiliates under Rule 145.

   SECTION 5.06. Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty contained in this Agreement to be materially untrue or inaccurate, or any failure of the Company, Parent or Merger Sub, as the case may be, materially to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

   SECTION 5.07. Further Action/Tax Treatment. Upon the terms and subject to the conditions hereof, each of the parties hereto shall use all reasonable efforts to take or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and otherwise to satisfy or cause to be satisfied all conditions precedent to its obligations under this Agreement. The foregoing covenant shall not include any obligation by Parent or the Company to agree to divest, abandon, license or take similar action with respect to any assets (tangible or intangible) of Parent or the Company, as the case may be. Each of Parent, Merger Sub and the Company shall use all reasonable efforts to cause the Merger to qualify, and will not (both before and after consummation of the Merger) take any actions which to its knowledge could reasonably be expected to prevent the Merger from qualifying as a reorganization under the provisions of Section 368 of the Code.

   SECTION 5.08. Public Announcements. Parent and the Company shall consult with each other before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that in the case of announcements which either party is required by law to make, issue or release, the making, issuing or releasing of any such announcement by the party so required to do so by law shall not constitute a breach of this Agreement.

   SECTION 5.09. Listing of Parent Shares. Parent shall cause the Parent Shares to be issued in the Merger to be listed, upon official notice of issuance, on the AMEX prior to the Effective Time.

   SECTION 5.10. Reverse Stock Split. Parent shall effect a one-for-ten reverse stock split of the Parent Common Stock prior to the Effective Time.

   SECTION 5.11. Conveyance Taxes. Parent and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transactions contemplated hereby that are required or permitted to be filed on or before the Effective Time.

   SECTION 5.12. Lines of Credit. Parent and the Company shall use all reasonable efforts to establish, prior to the Effective Time, bank lines of credit for the Surviving Corporation or a subsidiary thereof totalling at least $55 million.

   SECTION 5.13. Board Representation. Parent shall take such action as is necessary to cause each of (a) Russell MacDonnell, (b) David Heidecorn, (c) Michael Earley, (d) one additional director designated by Parent, (e) Stuart L. Bell, (f) Stephen L. Green, and

                  (g) one additional director designated by the Company, to be elected to serve as a director of Parent effective as of the Effective Time or as soon as practicable thereafter. In the event that the amendments to Parent's Certificate of Incorporation contemplated by Section 5.18 with respect to instituting a classified board of directors are approved by Parent's stockholders, the parties hereto agree that (i) each of Russell MacDonnell and Michael Earley shall be placed in the class of directors with the longest term of office.

   SECTION 5.14. Management Agreement. Prior to the Effective Time, Parent shall enter into a one-year management agreement with Triton Group Management LLC, a management company to be formed by Michael Earley and Mark Foletta, substantially in the form attached as Exhibit D hereto.

   SECTION 5.15. Registration Rights Agreement. Prior to the Effective Time, Parent shall enter into a Registration Rights Agreement in substantially the form attached as Exhibit E hereto with each of the parties named therein.

   SECTION 5.16. Dissolution of Subsidiaries. Prior to the Effective Time, Parent shall use all reasonable efforts to wind up and dissolve each of IMI Financial Corporation and Tenn Properties, Inc.

   SECTION 5.17. Stock Incentive Plan. Prior to the Stockholders Meeting described in Section 5.02, Parent shall take all action necessary to approve and submit to Parent's stockholders a stock incentive plan substantially in the form of Exhibit F hereto (the "Stock Incentive Plan").

   SECTION 5.18.  Amendment of Parent's Certificate of Incorporation and
                  By-Laws Prior to the Stockholders Meeting described in Section 5.02(a), Parent shall take all action necessary to (a) approve and submit to Parent's stockholders the amendment and restatement of Parent's Certificate of Incorporation substantially in the form of Exhibit G-1 hereto and (b) effect, subject to the consummation of the Merger, the adoption and approval of the amendment and restatement of Parent's By-Laws substantially in the form of Exhibit G-2 hereto.

   SECTION 5.19. Restructuring of Company's Subordinated Indebtedness. The Company shall use all reasonable efforts to restructure, prior to the Effective Time, its existing subordinated indebtedness substantially in accordance with the terms set forth on Exhibit H hereto or on terms more favorable to the Company.

   SECTION 5.20. Severance Agreements. Prior to the Effective Time, Parent shall enter into Severance Agreements substantially in the form of

                  Exhibit I hereto with each of the following individuals:
                  Russell R. MacDonnell, David Heidecorn and Gregory J.
                  Westhoff.

   SECTION 5.21.  Indemnification.

            (a). From and after the Effective Time, Parent shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, an officer or director of Parent or any of its subsidiaries (the "Indemnified Parties") against any losses, claims, damages, judgments, settlements, liabilities, costs or expenses (including, without limitation, reasonable attorneys' fees and out-of-pocket expenses) incurred in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such occurring at or prior to the Effective Time (including, without limitation, in connection with the Merger and the other transactions contemplated by this Agreement), to the fullest extent that Parent or such subsidiaries would have been permitted, under applicable law and the Certificate of Incorporation or By-Laws of Parent or the organizational documents of such subsidiaries each as in effect on the date of this Agreement, to indemnify such person (and Parent shall also advance expenses as incurred to the fullest extent permitted under applicable law upon receipt from the Indemnified Party to whom expenses are advanced of a written undertaking to repay such advances as contemplated by
                  Section 145(e) of the DGCL). Parent shall pay all reasonable expenses, including reasonable attorneys' fees, that may be incurred by any Indemnified Party in enforcing this
                  Section 5.21. If the indemnity provided by this Section 5.21(a) is not available with respect to any Indemnified Party, then Parent, on the one hand, and the Indemnified Party, on the other hand, shall contribute to the amount payable in such proportion as is appropriate to reflect relative faults and benefits.

            (b). In the event of any such claim, action, suit, proceeding or investigation, any Indemnified Party wishing to claim indemnification under this Section 5.21 shall, upon becoming aware of any such claim, action, suit, proceeding or investigation, promptly notify Parent thereof (provided that the failure to provide such notice shall not relieve Parent of any liability or obligation it may have to such Indemnified Party under this Section unless such failure materially prejudices Parent), and shall deliver to Parent the undertaking contemplated by Section 145(e) of the DGCL, Parent shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably acceptable to Parent, Parent shall cooperate in the defense of any such matter; provided, however, that Parent shall not be liable for any settlement effected without its prior written consent (not to be unreasonably withheld); and provided, further, that Parent shall not be liable under this Section
                  5.21 for the fees and expenses of more than one counsel for all Indemnified Parties in any single claim, action, suit, proceeding or investigation, except to the extent that, in the opinion of counsel for the Indemnified Parties, two or more of such Indemnified Parties have conflicting interests in the outcome of such claim, action, suit, proceeding or investigation such that additional counsel is required to be retained by such Indemnified Parties under applicable standards of professional conduct.

            (c). From and after the Effective Time until the fifth anniversary thereof, Parent shall maintain, without any gaps or lapses in coverage, directors' and officers' liability insurance covering the Indemnified Parties who are covered, in their capacities as directors and officers of Parent, by the existing directors' and officers' liability insurance of Parent in force on the date of this Agreement, with respect to losses or claims arising out of acts or omissions, or alleged acts or omissions, by them in their capacities as such occurring at or prior to the Effective Time, and upon terms no less favorable to the Indemnified Parties than such existing directors' and officers' liability insurance.

            (d). This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives.

                                   ARTICLE 6.

                            CONDITIONS TO THE MERGER

   SECTION 6.01. Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

            (a). Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose and no similar proceeding in respect of the Proxy Statement/Prospectus shall have been initiated or threatened by the SEC and all necessary approvals under state securities laws or under the Securities Act or the Exchange Act relating to the Parent Common Stock to be issued in the Merger shall have been received;

            (b). Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of the

                  Company, and this Agreement, the Merger and the issuance of Parent Common Stock in the Merger pursuant to this Agreement shall have been approved and adopted by the requisite vote of the stockholders of Parent;

            (c). Listing. The shares of Parent Common Stock to be issued in the Merger shall have been authorized for listing on the AMEX upon official notice of issuance;

            (d). Lines of Credit. There shall have been established bank lines of credit for the Surviving Corporation or a subsidiary thereof totalling at least $55 million;

            (e). No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; and there shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal; and

            (f). Governmental Actions. There shall not have been instituted, pending or threatened any action or proceeding (or any investigation or other inquiry that might result in such an action or proceeding) by any governmental authority or administrative agency before any governmental authority, administrative agency or court of competent jurisdiction, nor shall there be in effect any judgment, decree or order of any governmental authority, administrative agency or court of competent jurisdiction, in either case, seeking to prohibit or limit Parent from exercising all material rights and privileges pertaining to its ownership of the Surviving Corporation or the ownership or operation by Parent or any of its subsidiaries of all or a material portion of the business or assets of the Company or any of its subsidiaries.

   SECTION 6.02. Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the following conditions:

            (a). Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct in all respects on and as of the Effective Time, except for (i) changes contemplated by this Agreement,
                  (ii) those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such date, subject to clause (iii)), and where the failure to be true and correct could not reasonably be expected to have a Material Adverse Effect, with the same force and effect as if made on and as of the Effective Time, and Parent and Merger Sub shall have received a certificate to such effect signed by the President and the Chief Financial Officer of the Company;

            (b). Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and Parent and Merger Sub shall have received a certificate to such effect signed by the President and the Chief Financial Officer of the Company;

            (c). Consents Obtained. All material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by the Company for the authorization, execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby shall have been obtained and made by the Company, except where the failure to receive such consents, etc. could not reasonably be expected to have a Material Adverse Effect on the Company or Parent;

            (d). Opinion of Counsel. Parent shall have received from the Company an opinion of counsel to the Company containing the opinions set forth on Exhibit J hereto;

            (e). Fairness Opinion. Since the date of this Agreement, there shall not have been any change in the facts or circumstances that would prevent Parent from receiving an update to the Fairness Opinion dated on the date the Proxy Statement/Prospectus is mailed to Parent's stockholders or on the Closing Date to the effect that, as of such dates, the Merger is fair, from a financial point of view, to the stockholders of Parent;

            (f). Company Acquisitions. The Company shall have entered into letters of intent or other agreements providing for acquisitions for cash or stock by the Company of assets or stock of corporations having an aggregate of $500,000 of recurring monthly revenue, with closings scheduled for no later than January 30, 1997;

            (g). Company Revenues. The Company shall have achieved recurring monthly revenue of an average of at least $1.37 million for the two months prior to the Closing;

            (h). Restructuring of Company Indebtedness. The Company shall have restructured its existing subordinated indebtedness substantially in accordance with the terms set forth on Exhibit H hereto or on terms more favorable to the Company;

            (i). Material Changes. Since the date of this Agreement, there shall not have been any material adverse change with respect to the business, financial condition or results of operations of the Company;

            (j). Lock-up Agreement. The Lock-up Agreement shall be in full force and effect in accordance with its terms. Each stockholder of the Company that is a party to the Lock-up Agreement shall have performed and complied with all covenants and agreements required to be performed or complied with by such party thereunder; and

            (k). Dissenting Stockholders. Holders of not more than 5.0% of the outstanding shares of voting securities of the Company shall have demanded appraisal rights for their shares in accordance with the DGCL.

   SECTION 6.03. Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the following conditions:

            (a). Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct in all respects on and as of the Effective Time, except for (i) changes contemplated by this Agreement, (ii) those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such date, subject to clause (iii)), and where the failure to be true and correct could not reasonably be expected to have a Material Adverse Effect, with the same force and effect as if made on and as of the Effective Time, and the Company shall have received a certificate to such effect signed by the President and the Chief Financial Officer of Parent;

            (b). Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, and the Company shall have received a certificate to such effect signed by the President and the Chief Financial Officer of Parent;

            (c). Consents Obtained. All material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by Parent and Merger Sub for the authorization, execution and delivery of this Agreement and the consummation by them of the transactions contemplated hereby shall have been obtained and made by

                  Parent and Merger Sub, except where the failure to receive such consents, etc. could not reasonably be expected to have a Material Adverse Effect on the Company or Parent;

            (d). Opinion of Counsel. The Company shall have received from Parent an opinion of counsel to Parent and Merger Sub containing the opinions set forth on Exhibit K hereto;

            (e). Opinion of Ernst & Young LLP. On or prior to the date on which the Registration Statement is declared effective by the SEC, the Company shall have received from Ernst & Young LLP, tax advisor to the Company, an opinion substantially in the form set forth on Exhibit L hereto; and since the date of this Agreement, there shall not have been any change in the facts, circumstances, or applicable federal tax laws that would cause the withdrawal of such opinion on or prior to the Closing Date;

            (f). Parent Cash Balance. Parent shall have established a cash balance of at least $16 million, net of accrued income taxes for the fiscal year ending March 31, 1997;

            (g). Material Changes. Since the date of this Agreement, there shall not have been any material adverse change with respect to the business, financial condition or results of operations of Parent;

            (h). Severance Agreements. Parent shall have entered into severance agreements substantially in the form of Exhibit I hereto and effective as of the Effective Time with each of the following individuals: Russell R. MacDonnell, as Chairman, Chief Executive Officer and President of Parent; David Heidecorn, as Executive Vice President and Chief Financial Officer of Parent; and Gregory J. Westhoff, as Vice President of Parent;

            (i). Stock Option and Conversion Agreement. Parent shall have entered into a Stock Option and Conversion Agreement substantially in the form of Exhibit B hereto with each of the Optionees; and

            (j). Registration Rights Agreement. Parent shall have entered into a Registration Rights Agreement substantially in the form of Exhibit E hereto with each of the parties named therein.

            (k). Oral Consulting Agreements. Parent shall have terminated the oral consulting agreements with Michael Earley and Mark Foletta disclosed on the Parent Disclosure Schedule.

            (l). Patricof Registration Rights. Parent shall have terminated the Patricof Registration Rights provided under (a) that certain warrant, dated January 1, 1996, issued by Parent to Patricof for the purchase of an aggregate of 500,000 shares of Parent Common Stock, and (b) that certain warrant, dated October 13, 1993, issued by Parent to Patricof for the purchase of an aggregate of 150,000 shares of Parent Common Stock.

                                   ARTICLE 7.

                                   TERMINATION

   SECTION 7.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of the Company or Parent:

            (a). by mutual written consent duly authorized by the Boards of Directors of Parent and the Company; or

            (b). by either Parent or the Company, if the Merger shall not have been consummated by April 15, 1997 (provided that the right to terminate this Agreement under this Section 7.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date); or

            (c). by either Parent or the Company, if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued a nonappealable final order, decree or ruling or taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger (provided that the right to terminate this Agreement under this Section 7.01(c) shall not be available to any party who has not complied with its obligations under Section 5.07 and such noncompliance materially contributed to the issuance of any such order, decree or ruling or the taking of such action); or

            (d). by either Parent or the Company, if (i) the Board of Directors of the Company shall withdraw, modify or change its approval or recommendation of this Agreement or the Merger in a manner adverse to Parent or shall have resolved to do so; (ii) the Board of Directors of the Company shall have recommended to the stockholders of the Company an Acquisition Proposal; or
                  (iii) the Company shall enter into an agreement providing for the implementation of an Acquisition Proposal; or

            (e). by either the Company or Parent, if (i) the Board of Directors of Parent shall withdraw, modify or change its approval or recommendation of this

                  Agreement or the Merger in a manner adverse to the Company or shall have resolved to do so; (ii) the Board of Directors of Parent shall have recommended to the stockholders of Parent an Acquisition Proposal; or (iii) Parent shall enter into an agreement providing for the implementation of an Acquisition Proposal; or

            (f). by Parent, if any representation, warranty, agreement or covenant of the Company shall have become untrue such that the condition set forth in Section 6.02(a) or 6.02(b) would not be satisfied, or by the Company, if any representation, warranty, agreement or covenant of Parent or Merger Sub shall have become untrue such that the condition set forth in Section 6.03(a) or 6.03(b) would not be satisfied.

   SECTION 7.02. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.01, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto or any of its affiliates, directors, officers or stockholders except as set forth in Sections 7.03 and 8.01 hereof, and nothing herein shall relieve any party from liability for any breach hereof.

   SECTION 7.03.  Fees and Expenses.

            (a). Except as set forth in this Section 7.03, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all fees and expenses, other than attorneys' fees, incurred in connection with the printing and filing of the Proxy Statement/Prospectus (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.

            (b). The Company shall pay Parent a fee of $1.0 million (the "Fee"), upon the first to occur of any of the following events:

                  (i) the termination of this Agreement by Parent or the Company pursuant to Section 7.01(d); or

                  (ii)  the termination of this Agreement by Parent pursuant to
                        Section 7.01(f); or

                  (iii) an Acquisition Proposal with respect to the Company is commenced, proposed or disclosed after the date of this Agreement, and (A) the Board of Directors of the Company takes any Permitted Action under Section 4.02, (B) this Agreement is terminated by Parent or the Company pursuant to Section 7.01(b), and (C) on or prior to June 30, 1997, such Acquisition Proposal is consummated or the Company enters into an agreement with respect thereto.

            (c). Parent shall pay the Company a fee of $1.0 million (the "Fee"), upon the first to occur of any of the following events:

                  (i) the termination of this Agreement by the Company or Parent pursuant to Section 7.01(e); or

                  (ii) the termination of this Agreement by the Company pursuant to Section 7.01(f); or

                  (iii) an Acquisition Proposal with respect to Parent is
                        commenced, proposed or disclosed after the date of this Agreement, and (A) the Board of Directors of Parent takes any Permitted Action under Section 4.02, (B) this Agreement is terminated by the Company or Parent pursuant to Section 7.01(b), and (C) on or prior to June 30, 1997, such Acquisition Proposal is consummated or Parent enters into an agreement with respect thereto.

            (d). The Fee payable pursuant to Sections 7.03(b) and 7.03(c) shall be paid within five business days after the first to occur of any of the events described in Section 7.03(b)(i), (ii) or
                  (iii), or Section 7.03(c)(i), (ii) or (iii); provided that, in no event shall Parent or the Company, as the case may be, be required to pay such Fee to the other if, immediately prior to the termination of this Agreement, the party to receive the Fee was in material breach of its obligations under this Agreement.

                                   ARTICLE 8.

                               GENERAL PROVISIONS

   SECTION 8.01. Effectiveness of Representations, Warranties and Agreements. Except as otherwise provided in this Section 8.01, the representations, warranties and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any person controlling any such party or any of their officers or directors, whether prior to or after the execution of this Agreement. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 7.01, as the case may be, except that the agreements set forth in Section 7.03 and
                  Article VIII shall survive termination indefinitely. The Confidentiality Agreement shall survive termination of this Agreement as provided therein.

   SECTION 8.02. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made if and when delivered personally or by overnight courier to the parties at the following addresses or sent by electronic transmission, with confirmation received, to the telecopy numbers specified below (or at such other address or telecopy number for a party as shall be specified by like notice):

            (a).  If to Parent or Merger Sub:

                  Triton Group Ltd.
                  550 West "C" Street, Suite 1880
                  San Diego, California  92101
                  Telecopier No.: (619) 231-9170
                  Telephone No.:  (619) 231-1818
                  Attention: President

            With a copy to:

                  Latham & Watkins
                  701 "B" Street, Suite 2100
                  San Diego, California  92101
                  Telecopier No.: (619) 696-7419
                  Telephone No.:  (619) 236-1234
                  Attention: Scott N. Wolfe, Esq.

            (b).  If to the Company:

                  Security Systems Holdings, Inc.
                  125 Frontage Road
                  Orange, Connecticut  06477
                  Telecopier No.: (203) 799-9636
                  Telephone No.:  (203) 795-9000
                  Attention: Chairman

            With a copy to:

                  Morgan, Lewis & Bockius LLP
                  101 Park Avenue
                  New York, New York  10178
                  Telecopier No.: (212) 309-6273
                  Telephone No.:  (212) 309-6000
                  Attention: Philip Werner, Esq.

   SECTION 8.03.  Certain Definitions. For purposes of this Agreement, the term:

            (a). "affiliate" means, with respect to a person, another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person;

            (b). "business day" means any day other than a day on which banks in New York, New York are required or authorized to be closed;

            (c). "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

            (d). "person" means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act); and

            (e). "subsidiary" or "subsidiaries" of the Company, the Surviving Corporation, Parent or any other person means any corporation, partnership, joint venture or other legal entity of which the Company, the Surviving Corporation, Parent or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other legal entity.

   SECTION 8.04. Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that after approval of the Merger by the stockholders of the Company, no amendment may be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

   SECTION 8.05. Waiver. At any time prior to the Effective Time, any party hereto may with respect to any other party hereto

            (a). extend the time for the performance of any of the obligations or other acts,

            (b). waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or

            (c). waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

   SECTION 8.06. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

   SECTION 8.07. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

   SECTION 8.08. Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and undertakings (other than the Confidentiality Agreement), both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein.


   SECTION 8.09. Assignment. Neither this Agreement nor any of the rights or obligations hereunder may be assigned by any party without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, and no other person shall have any right, benefit or obligation under this Agreement as a third party beneficiary or otherwise.

   SECTION 8.10. Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

   SECTION 8.11. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to any applicable conflicts of law.

   SECTION 8.12. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

   SECTION 8.13. Attorneys' Fees. If any party to this Agreement brings an action to enforce its rights under this Agreement, the prevailing party shall be entitled to recover its costs and expenses, including without limitation reasonable attorneys' fees, incurred in connection with such action, including any appeal of such action, which shall be set by the judge and not a jury.

      IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                        TRITON GROUP LTD.


                                        By: /s/ Michael M. Earley
                                           ------------------------------------
                                        Name: Michael M. Earley
                                             ----------------------------------
                                        Title: President & CEO
                                               --------------------------------



                                        TRITON ACQUISITION CORP.


                                        By: /s/ Michael M. Earley
                                           ------------------------------------
                                        Name: Michael M. Earley
                                             ----------------------------------
                                        Title: President
                                               --------------------------------


                                        SECURITY SYSTEMS HOLDINGS, INC.


                                        By: /s/ Russell R. MacDonnell
                                           ------------------------------------
                                        Name: Russell R. MacDonnell
                                             ----------------------------------
                                        Title: Chairman & CEO
                                              ---------------------------------

                                                                      APPENDIX B
                           Patricof & Co.


March 14, 1997

Board of Directors
Triton Group Ltd.
550 West C Street, Suite 1880
San Diego, California 92101

Gentlemen:

         You have requested our opinion as to the fairness, from a financial point of view, to the holders of shares of Common Stock, par value $0.0001 per share (the "Triton Common Stock") of Triton Group Ltd., a Delaware Corporation ("Triton"), of the merger with Security Systems Holdings, Inc. ("SSH") (the "Merger") as described in the Agreement and Plan of Merger dated as of December 23, 1996 (the "Merger Agreement").

         The Merger Agreement provides that holders of all issued and outstanding preferred and common stock of SSH will receive an aggregate amount of 2,877,368 shares of Triton Common Stock (excluding 46,003 shares of Triton Common Stock issuable to holders of SSH stock options to be assumed by Triton), which represents approximately 57% of the shares of Triton Common Stock that will be outstanding upon consummation of the Merger (giving effect to a one-for-ten reverse stock split of the Triton Common Stock to be effected prior to the Merger).

         In connection with our opinion, we have reviewed the Merger Agreement and related documents and Triton's Proxy Statement/Prospectus, dated March 14, 1997 describing the Merger. We also have reviewed certain financial and other information concerning Triton and SSH that is publicly available or was furnished to us by Triton or SSH, including certain internal financial analyses, reports and other information prepared by the respective managements of Triton and SSH. We have held discussions with various members of senior management of Triton and SSH concerning each company's historical and current operations, financial condition and prospects. We have also held discussions with senior management of Triton and SSH concerning the strategic, operating and financial benefits anticipated to result from the Merger. In addition, we have (i) reviewed the prices and trading history of Triton Common Stock; (ii) considered the value of Triton's assets and liabilities in a liquidation scenario; (iii) compared the financial positions and operating results of SSH with those publicly traded companies we deemed relevant, and considered the value of SSH based on investor appraisal ratios exhibited by those publicly traded companies (as adjusted to reflect SSH's status as a private company and the comparative financial position and operating results of SSH); (iv) performed a discounted cash flow analysis using projections for SSH pro forma for

Board of Directors
Triton Group Ltd.
March 14, 1997
Page 2


the consummation of the Merger ("Newco") based on those prepared by SSH management (who will be management of Newco); and (v) conducted such other financial studies, analyses and investigations and reviewed such other factors as we deemed appropriate for purposes of this opinion.

         We have not independently verified the information described above and for purposes of this opinion have assumed the accuracy, completeness and fairness thereof. With respect to information relating to the prospects of Triton and SSH (including on a pro forma and projected basis) we have assumed that such information reflects the best currently available estimates and judgments of the respective managements of Triton and SSH as to the likely future financial performance of the two companies. With respect to information relating to the prospects of Newco (including a pro forma and projected basis) we have assumed that such information reflects the best currently available estimates and judgments of the management of SSH (who will be management of Newco) as to the likely future financial performance of Newco. In addition, we have not made an independent evaluation or appraisal of the assets of Triton or SSH nor have we been furnished with any such evaluation or appraisal. Our opinion is based on the financial markets, economic and other conditions as they exist and can be evaluated as of the date of this letter. Furthermore, we express no opinion as to the price or trading range at which shares of Newco will trade following the Merger.

         Patricof & Co. Capital Corp., as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to Triton in connection with the Merger and will receive a fee for our services which, in part, is contingent upon the consummation of the Merger.

Board of Directors
Triton Group Ltd.
March 14, 1997
Page 3


         It is understood that this letter is for the information of the Board of Directors of Triton only and may not be used for any other purpose without our prior written consent; provided, however, that this letter may be reproduced in full as part of Triton's Proxy Statement/ Prospectus describing the Merger.

         Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the Merger is fair, from a financial point of view, to the holders of Triton Common Stock.


Very truly yours,

/s/ Patricof & Co. Capital Corp.

Patricof & Co. Capital Corp.

                                                                      APPENDIX C


                                  SECTION 262 OF THE
                           DELAWARE GENERAL CORPORATION LAW


         APPRAISAL RIGHTS. (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

         (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to subsection (g) of Section 251), 252, 254, 257, 258, 263 or 264 of this title:

              (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

              (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

                   a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

                   b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

                   c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

                   d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a.,
              b. and c. of this paragraph.

              (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

         (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

         (d)  Appraisal rights shall be perfected as follows:

              (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or
         (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

         (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
    (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided that, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

         (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

         (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

         (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The

Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

         (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

         (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

         (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

         (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
(d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

         (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                            APPENDIX D-1

                                     FORM OF
            SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                                TRITON GROUP LTD.

      Triton Group Ltd., a Delaware corporation, hereby certifies as follows:

      1. The name of this Corporation is Triton Group Ltd. (the "Corporation"). The Corporation was originally incorporated under the name of "MSG Acquisition Corp.," and the original Certificate or Incorporation of the Corporation was filed with the Secretary of State of Delaware (the "Secretary") on August 15, 1996. An amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary on ____ ___, 199__ under the name of Triton Group Ltd.

      2. The registered office of the Corporation in the State of Delaware is located at 1209 Orange Street, Wilmington, Delaware 19801. The registered agent at that address is CT Corporation System.

      3. This Second Amended and Restated Certificate of Incorporation of the Corporation was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware (the "DGCL"), the Board of Directors having duly adopted resolutions setting forth and declaring advisable this Second Amended and Restated Certificate of Incorporation of the Corporation.

      4. This Second Amended and Restated Certificate of Incorporation of the Corporation is being filed pursuant to Sections 242 and 245 of the DGCL and includes amendments to Articles FIRST, SECOND, FOURTH, FIFTH, SIXTH, SEVENTH, EIGHTH, NINTH and TENTH.

      5. The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety as follows:

      FIRST:The name of the Corporation is Alarmguard Holdings, Inc.

      SECOND: The registered office of the Corporation in the State of Delaware is located at 1209 Orange Street, Wilmington, Delaware 19801. The registered agent at that address is CT Corporation System.

      THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

      FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is 30,000,000 shares, of which 5,000,000 shares shall be designated as Preferred Stock, par value $0.0001 per share (the "Preferred Stock"), and 25,000,000 shares shall be designated as Common Stock, par value $0.0001 per share (the "Common Stock").

      The following is a statement of the powers, preferences and rights, and the qualifications, limitations or restrictions thereof, in respect of each class of stock of the Corporation.

      Section 1. Preferred Stock. The Board of Directors is expressly authorized to provide for the issuance of all or any shares of the Preferred Stock in one or more classes or series, to increase or decrease the number of shares of Preferred Stock designated for any class or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such class or series and as may be permitted by the DGCL, including, without limitation, the authority to provide that any such class or series may be (i) subject to redemption at such time or times and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative and may be payable in cash, stock or other property) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; or (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, or indebtedness or other property, of the Corporation at such price or prices or at such rates of exchange and with such adjustments; all as may be stated in such resolution or resolutions.

      Section 2. Common Stock.

            (A) Dividends. Subject to the preferred rights of the holders of shares of any class or series of Preferred Stock as provided by the Board of Directors with respect to any such class or series of Preferred Stock, the holders of the Common Stock shall be entitled to receive, as and when declared by the Board of Directors out of the funds of the Corporation legally available therefor, such dividends (payable in cash, stock or otherwise) as the Board of Directors may from time to time determine, payable to stockholders of record on such dates, not exceeding 60 days preceding the dividend payment dates, as shall be fixed for such purpose by the Board of Directors in advance of payment of each particular dividend.

            (B) Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after the distribution or payment to the holders of shares of any class or series of Preferred Stock as provided by the Board of Directors with respect to any such class or series of Preferred Stock, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among and paid to the holders of Common Stock ratably in proportion to the number of shares of Common Stock held by them respectively.

            (C) Voting Rights. Except as otherwise required by law or as provided by the Board of Directors with respect to any class or series of Preferred Stock, the entire voting power and all voting rights shall be vested exclusively in the Common Stock. Each holder of shares of Common Stock shall be entitled to one vote for each share standing in such holder's name on the books of the Corporation.

      Section 3. Reverse Stock Split. Simultaneously with the effective date of this Second Amended and Restated Certificate of Incorporation (the "Effective Date"), each share of Common Stock issued and outstanding immediately prior to the Effective Date and each such share held in the Corporation's treasury (the "Old Common Stock") shall automatically and without any action on the part of the holder thereof be reclassified as and changed into [one-tenth (1/10)] of a share of Common Stock. Each holder of a certificate or certificates which immediately prior to the Effective Date represented outstanding shares of the Old Common Stock (the "Old Common Certificates," whether one or more) shall be entitled to receive upon surrender of the Old Common Certificates to the Corporation's Transfer Agent for cancellation a certificate or certificates representing the number of whole shares of Common Stock (The "Common Certificates," whether one or more) into which and for which the shares of Old Common Stock formerly represented by the Old Common Certificates so surrendered are reclassified under the terms hereof. From and after the Effective Date, the Old Common Certificates shall represent only the right to receive the Common Certificates (and, where applicable, cash in lieu of fractional shares, as provided below). No certificate or scrip representing fractional share interests in the Common Stock will be issued, and no such fractional share interest will entitle the holder thereof to vote or to any rights of a stockholder of the Corporation. A holder of the Old Common Certificates shall receive, in lieu of any fraction of a share of Common Stock to which such holder otherwise would be entitled, a cash payment equal to the product of the number of shares of Old Common Stock which have not been reclassified into a whole share of Common Stock, multiplied by the average closing price of Old Common Stock on the American Stock Exchange, Inc. on the five most recent business days preceding the Effective Date that the Old Common Stock was traded. If more than one Old Common Certificate shall be surrendered at one time for the account of the same stockholder, the number of full shares of Common Stock for which Common Certificates shall be issued shall be computed on the basis of the aggregate number of shares represented by the Old Common Certificates so surrendered. In the event that the Corporation's Transfer Agent determines that a holder of Old Common Certificates has not tendered all of his or her certificates for exchange, the Transfer Agent shall carry forward any fractional share until all certificates of such holder have been presented for exchange so that payment for fractional shares to such holder shall not exceed the value of one (1) whole share of Common Stock as a result of the rounding up of fractional shares. If any Common Certificate is to be issued in a name other than that in which the Old Common Certificates surrendered for exchange are issued, the Old Common Certificates so surrendered shall be properly endorsed and otherwise in proper form for transfer, and the person or persons requesting such exchange shall affix any requisite stock transfer tax stamps to the Old Common Certificates surrendered, or provide funds for their purchase, or establish to the satisfaction of the Transfer Agent that such taxes are not payable.

      FIFTH: Section 1. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election of directors of the Corporation need not be by written ballot unless the By-Laws of the Corporation so provide.

      Section 2. The directors of the Corporation shall be classified with respect to the time for which they severally hold office into three classes, as nearly equal in number as possible, designated Class I, Class II and Class III. The directors first appointed to Class I will hold office for the term expiring at the annual meeting of the stockholders to be held during the calendar year 1998; and the directors first appointed to Class II will hold office for the term expiring at the annual meeting of the stockholders to be held during the calendar year 1999; and the directors first appointed to Class III will hold office for the term expiring at the annual meeting of the stockholders to be held during the calendar year 2000, with the members of each class to hold office until their successors are elected and qualified. At each succeeding annual meeting of the stockholders of the Corporation, the successors of the class of directors whose term shall have expired at that meeting will be elected by plurality vote of all votes cast at such meeting to hold office for a term expiring at the annual meeting of the stockholders held during the third calendar year following the year of their election. If the number of directors is increased, the additional directors shall be divided as evenly as possible among the three classes. No director or class of directors may be removed from office by a vote of the stockholders at any time except for cause.

      Section 3. Any vacancy on the Board of Directors resulting from death, retirement, resignation, disqualification or removal from office or other cause, as well as any vacancy resulting from an increase in the number of directors which occurs between annual meetings of the stockholders at which directors are elected, shall be filled only by a majority vote of the remaining directors then in office, though less than a quorum, except that those vacancies resulting from removal from office by a vote of the stockholders may be filled by a vote of the stockholders at the same meeting at which such removal occurs. The directors chosen to fill vacancies shall hold office for a term expiring at the end of the next annual meeting of stockholders at which the term of the class to which they have been elected expires. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

      Section 4. Notwithstanding the foregoing, whenever the holders of one or more classes or series of Preferred Stock shall have the right, voting separately, as a class or series, to elect directors, the election, term of office, filling of vacancies, removal and other features of such directorships shall be governed by the terms of the resolution or resolutions adopted by the Board of Directors pursuant to ARTICLE FOURTH applicable thereto, and each director so elected shall not be subject to the provisions of this ARTICLE FIFTH unless otherwise provided therein.

      Section 5. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter and repeal the By-laws of the Corporation. The By-laws and any amendments thereof may be altered, amended or repealed or new By-laws may be adopted by the holders of 85% of the total outstanding stock of the Corporation entitled to vote at any annual meeting or at any special meeting of the stockholders.

      Section 6. Notwithstanding any provision of this Second Amended and Restated Certificate of Incorporation and of the By-Laws, and notwithstanding the fact that a lesser percentage may be specified by Delaware law, unless such action has been approved by a majority vote of the full Board of Directors, the affirmative vote of 66-2/3% of the votes which all stockholders of the then outstanding shares of capital stock of the Corporation would be entitled to cast thereon, voting together as a single class, shall be required to amend or repeal any provisions of this ARTICLE FIFTH or to adopt any provision inconsistent with this ARTICLE FIFTH. In the event such action has been previously approved by a majority vote of the full Board of Directors, the affirmative vote of a majority of the outstanding stock entitled to vote thereon shall be sufficient to amend or repeal any provision of this ARTICLE FIFTH or adopt any provision inconsistent with this ARTICLE FIFTH.

      SIXTH: Except as provided in Section 6 of ARTICLE FIFTH and the last sentence of ARTICLE TENTH, the Corporation reserves the right to amend and repeal any provision contained in this Second Amended and Restated Certificate of Incorporation in the manner from time to time prescribed by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation.

      SEVENTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of the foregoing provisions of this Article SEVENTH shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

      EIGHTH: The Corporation shall, to the fullest extent permitted by Section 145 of the DGCL, as the same may be amended and supplemented, indemnify each director and officer of the Corporation from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders, vote of disinterested directors or otherwise, and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such persons and the Corporation may purchase and maintain insurance on behalf of any director or officer to the extent permitted by Section 145 of the DGCL.

      NINTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under the provisions of Section 291 of the DGCL or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of the DGCL order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

      TENTH: Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing of such holders. Except as otherwise required by law and as provided in the first sentence of ARTICLE NINTH and subject to the preferred rights of the holders of shares of any class or series of Preferred Stock as provided by the Board of Directors with respect to any such class or series of Preferred Stock, special meetings of stockholders of the Corporation may be called only by the Board of Directors pursuant to a resolution approved by a majority of the Board of Directors, or by the Chief Executive Officer of the Corporation. This Article TENTH may not be altered, amended, or repealed except by the affirmative vote of 66-2/3 percent of the votes which all stockholders of the then outstanding shares of capital stock of the Corporation would be entitled to vote thereon.

      IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation having been duly adopted in accordance with the provisions of Sections 242 and 245 of the DGCL the Corporation has caused this Certificate to be executed in its corporate name this ___ day of ____, 1997.




                                      -------------------------------------

                                                                    APPENDIX D-2

                                     FORM OF
                       SECOND AMENDED AND RESTATED BY-LAWS
                                       OF
                                TRITON GROUP LTD.

                                    ARTICLE I
                                  Stockholders

         SECTION 1. Annual Meeting. The annual meeting of the stockholders of the Corporation shall be held on such date, at such time and at such place within or without the State of Delaware as may be designated by the Board of Directors, for the purpose of electing Directors and for the transaction of such other business as may be properly brought before the meeting.

         SECTION 2. Special Meetings. Except as otherwise provided in the Certificate of Incorporation, a special meeting of the stockholders of the Corporation may be called at any time by the Board of Directors, the Chairman of the Board or the President. Any special meeting of the stockholders shall be held on such date, at such time and at such place within or without the State of Delaware as the Board of Directors or the officer calling the meeting may designate. At a special meeting of the stockholders, no business shall be transacted and no corporate action shall be taken other than that stated in the notice of the meeting unless all of the stockholders are present in person or by proxy, in which case any and all business may be transacted at the meeting even though the meeting is held without notice.

         SECTION 3. Notice of Meetings. Except as otherwise provided in these By-Laws or by law, a written notice of each meeting of the stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder of the Corporation entitled to vote at such meeting at such stockholder's address as it appears on the records of the Corporation. The notice shall state the place, date and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

         SECTION 4. Quorum. At any meeting of the stockholders, the holders of a majority in number of the total outstanding shares of stock of the Corporation entitled to vote at such meeting, present in person or represented by proxy, shall constitute a quorum of the stockholders for all purposes, unless the representation of a larger number of shares shall be required by law, by the Certificate of Incorporation or by these By-Laws, in which case the representation of the number of shares so required shall constitute a quorum; provided that at any meeting of the stockholders at which the holders of any class of stock of the Corporation shall be entitled to vote separately as a class, the holders of a majority in number of the total outstanding shares of such class, present in person or represented by proxy, shall constitute a quorum for purposes of such class vote unless the representation of a larger number of shares of such class shall be required by law, by the Certificate of Incorporation or by these By-Laws.

         SECTION 5. Adjourned Meetings. Whether or not a quorum shall be present in person or represented at any meeting of the stockholders, the holders of a majority in number of the shares of stock of the Corporation present in person or represented by proxy and entitled to vote at such meeting may adjourn from time to time; provided, however, that if the holders of any class of stock of the Corporation are entitled to vote separately as a class upon any matter at such meeting, any adjournment of the meeting in respect of action by such class upon such matter shall be determined by the holders of a majority of the shares of such class present in person or represented by proxy and entitled to vote at such meeting. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the stockholders, or the holders of any class of stock entitled to vote separately as a class, as the case may be, may transact any business which might have been transacted by them at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the adjourned meeting.

         SECTION 6. Organization. The Chairman of the Board or, in the absence of the Chairman of the Board, the President shall call all meetings of the stockholders to order, and shall act as Chairman of such meetings. In the absence of the Chairman of the Board and the President, the holders of a majority in number of the shares of stock of the Corporation present in person or represented by proxy and entitled to vote at such meeting shall elect a Chairman.

         The Secretary of the Corporation shall act as Secretary of all meetings of the stockholders; but in the absence of the Secretary, the Chairman may appoint any person to act as Secretary of the meeting. It shall be the duty of the Secretary to prepare and make, at least ten days before every meeting of stockholders, a complete list of stockholders entitled to vote at such meeting, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting or, if not so specified, at the place where the meeting is to be held, for the ten days next preceding the meeting, to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, and shall be produced and kept at the time and place of the meeting during the whole time thereof and subject to the inspection of any stockholder who may be present.

         SECTION 7. Voting. Except as otherwise provided in the Certificate of Incorporation or by law, each stockholder shall be entitled to one vote for each share of the capital stock of the Corporation registered in the name of such stockholder upon the books of the Corporation. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him or her by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. When directed by the presiding officer or upon the demand of any stockholder, the vote upon any matter before a meeting of stockholders shall be by ballot. Except as otherwise provided by law or by the Certificate of Incorporation, Directors shall be elected by a plurality of the votes cast at a meeting of stockholders by the stockholders entitled to vote in the election and, whenever any corporate action, other than the election of Directors is to be taken, it shall be authorized by a majority of the votes cast at a meeting of stockholders by the stockholders entitled to vote thereon.

         Shares of the capital stock of the Corporation belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes.

         SECTION 8. Inspectors. When required by law or directed by the presiding officer or upon the demand of any stockholder entitled to vote, but not otherwise, the polls shall be opened and closed, the proxies and ballots shall be received and taken in charge, and all questions touching the qualification of voters, the validity of proxies and the acceptance or rejection of votes shall be decided at any meeting of the stockholders by two or more Inspectors who may be appointed by the Board of Directors before the meeting, or if not so appointed, shall be appointed by the presiding officer at the meeting. If any person so appointed fails to appear or act, the vacancy may be filled by appointment in like manner.

                                   ARTICLE II
                               Board of Directors

         SECTION 1. Number and Term of Office. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors, none of whom need be stockholders of the Corporation. The number of Directors constituting the Board of Directors shall be fixed from time to time by resolution passed by a majority of the Board of Directors. Unless otherwise provided in the Certificate of Incorporation, the Directors shall, except as hereinafter provided for filling vacancies, be elected at the annual meeting of stockholders, and shall hold office until their respective successors are elected and qualified or until their earlier resignation or removal.

         SECTION 2. Removal, Vacancies and Additional Directors. The stockholders may, at any special meeting the notice of which shall state that it is called for that purpose, remove, with cause, any Director and fill the vacancy; provided that whenever any Director shall have been elected by the holders of any class of stock of the Corporation voting separately as a class under the provisions of the Certificate of Incorporation, such Director may be removed and the vacancy filled only by the holders of that class of stock voting separately as a class. Vacancies caused by any such removal and not filled by the stockholders at the meeting at which such removal shall have been made, or any vacancy caused by the death or resignation of any Director or for any other reason, and any newly created directorship resulting from any increase in the authorized number of Directors, may be filled by the affirmative vote of a majority of the Directors then in office, although less than a quorum, and any Director so elected to fill any such vacancy or newly created directorship shall hold office until his successor is elected and qualified or until his earlier resignation or removal.

         When one or more Directors shall resign effective at a future date, a majority of the Directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each Director so chosen shall hold office as herein provided in connection with the filling of other vacancies.

         SECTION 3. Place of Meeting. The Board of Directors may hold its meetings in such place or places in the State of Delaware or outside the state of Delaware as the Board from time to time shall determine.

         SECTION 4. Regular Meetings. Regular meetings of the Board of Directors shall be held at such times and places as the Board from time to time by resolution shall determine. No notice shall be required for any regular meeting of the Board of Directors; but a copy of every resolution fixing or changing the time or place of regular meetings shall be mailed to every Director at least five days before the first meeting held in pursuance thereof.

         SECTION 5. Special Meetings. Special meetings of the Board of Directors shall be held whenever called by direction of the Chairman of the Board, the President or by any two of the Directors then in office.

         Notice of the day, hour and place of holding of each special meeting shall be given by mailing the same at least two days before the special meeting or by causing the same to be transmitted by facsimile, telegram or telephone at least one day before the special meeting to each Director. Unless otherwise indicated in the notice thereof, any and all business other than an amendment of these By-Laws may be transacted at any special meeting, and an amendment of these By-Laws may be acted upon if the notice of the special meeting shall have stated that the amendment of these By-Laws is one of the purposes of the meeting. At any special meeting at which every Director shall be present, even though without any notice, any business may be transacted, including the amendment of these By-Laws.

         SECTION 6. Quorum. Subject to the provisions of Section 2 of this
Article II, a majority of the members of the Board of Directors in office (but, unless the Board shall consist solely of one Director, in no case less than one-third of the total number of Directors nor less than two Directors) shall constitute a quorum for the transaction of business and the vote of the majority of the Directors present at any meeting of the Board of Directors at which a quorum is present shall be the act of the Board of Directors. If at any meeting of the Board there is less than a quorum present, a majority of those present may adjourn the meeting from time to time.

         SECTION 7. Organization. The Chairman of the Board or, in the absence of the Chairman of the Board, the President shall preside at all meetings of the Board of Directors. In the absence of the Chairman of the Board and the President, a Chairman shall be elected from the Directors present. The Secretary of the Corporation shall act as Secretary of all meetings of the Directors; but in the absence of the Secretary, the Chairman may appoint any person to act as Secretary of the meeting.

         SECTION 8. Committees. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the Directors. The Board may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided by resolution passed by a majority of the whole Board, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and the affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Certificate of Incorporation, adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommending to the stockholders a dissolution of the Corporation or a revocation of a dissolution, or amending these By-Laws; and unless such resolution, these By-Laws, or the Certificate of Incorporation expressly so provide, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock.

         SECTION 9. Conference Telephone Meetings. Unless otherwise restricted by the Certificate of Incorporation or by these By-Laws, the members of the Board of Directors or any committee designated by the Board, may participate in a meeting of the Board or such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

         SECTION 10. Consent of Directors or Committee in Lieu of Meeting. Unless otherwise restricted by the Certificate of Incorporation or by these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing and the writing or writings are filed with the minutes of proceedings of the Board or committee, as the case may be.

                                   ARTICLE III
                                    Officers

         SECTION 1. Officers. The officers of the Corporation shall be a Chairman of the Board, a President, one or more Vice Presidents, a Secretary and a Treasurer, and such additional officers, if any, as shall be elected by the Board of Directors pursuant to the provisions of Section 8 of this Article III. The Chairman of the Board, the President, one or more Vice Presidents, the Secretary and the Treasurer shall be elected by the Board of Directors at its first meeting after each annual meeting of the stockholders. The failure to hold such election shall not of itself terminate the term of office of any officer. All officers shall hold office at the pleasure of the Board of Directors. Any officer may resign at any time upon written notice to the Corporation. Officers may, but need not, be Directors. Any number of offices may be held by the same person.

         All officers, agents and employees of the Corporation shall be subject to removal, with or without cause, at any time by the Board of Directors. The removal of an officer without cause shall be without prejudice to his contract rights, if any. The election or appointment of an officer shall not of itself create contract rights. All agents and employees other than officers elected by the Board of Directors shall also be subject to removal, with or without cause, at any time by the officers appointing them.

         Any vacancy caused by the death, resignation or removal of any officer, or otherwise, may be filled by the Board of Directors, and any officer so elected shall hold office at the pleasure of the Board of Directors.

         In addition to the powers and duties of the officers of the Corporation as set forth in these By-Laws, the officers shall have such authority and shall perform such duties as from time to time may be determined by the Board of Directors.

         SECTION 2. Powers and Duties of the Chairman of the Board. The Chairman of the Board shall be the chief executive officer of the Corporation and, subject to the control of the Board of Directors, shall have general charge and control of all its business and affairs and shall have all powers and shall perform all duties incident to the office of Chairman of the Board. The Chairman shall preside at all meetings of the stockholders and at all meetings of the Board of Directors and shall have such other powers and perform such other duties as may from time to time be assigned by these By-Laws or by the Board of Directors.

         SECTION 3. Powers and Duties of the President. The President shall be the chief operating officer of the Corporation and, subject to the control of the Board of Directors and the Chairman of the Board, shall have general charge and control of all its operations and shall have all powers and shall perform all duties incident to the office of President. In the absence of the Chairman of the Board, the President shall preside at all meetings of the stockholders and at all meetings of the Board of Directors and shall have such other powers and perform such other duties as may from time to time be assigned by these By-Laws or by the Board of Directors or the Chairman of the Board.

         SECTION 4. Powers and Duties of the Vice Presidents. Each Vice President shall have all powers and shall perform all duties incident to the office of Vice President and shall have such other powers and perform such other duties as may from time to time be assigned by these By-Laws or by the Board of Directors, the Chairman of the Board or the President.

         SECTION 5. Powers and Duties of the Secretary. The Secretary shall keep the minutes of all meetings of the Board of Directors and the minutes of all meetings of the stockholders in books provided for that purpose. The Secretary shall attend to the giving or serving of all notices of the Corporation; shall have custody of the corporate seal of the Corporation and shall affix the same to such documents and other papers as the Board of Directors or the President shall authorize and direct; shall have charge of the stock certificate books, transfer books and stock ledgers and such other books and papers as the Board of Directors or the President shall direct, all of which shall at all reasonable times be open to the examination of any Director, upon application, at the office of the Corporation during business hours; and whenever required by the Board of Directors or the President shall render statements of such accounts. The Secretary shall have all powers and shall perform all duties incident to the office of Secretary and shall also have such other powers and shall perform such other duties as may from time to time be assigned by these By-Laws or by the Board of Directors, the Chairman of the Board or the President.

         SECTION 6. Powers and Duties of the Treasurer. The Treasurer shall have custody of, and when proper shall pay out, disburse or otherwise dispose of, all funds and securities of the Corporation. The Treasurer may endorse on behalf of the Corporation for collection checks, notes and other obligations and shall deposit the same to the credit of the Corporation in such bank or banks or depositary or depositaries as the Board of Directors may designate; shall sign all receipts and vouchers for payments made to the Corporation; shall enter or cause to be entered regularly in the books of the Corporation kept for the purpose full and accurate accounts of all moneys received or paid or otherwise disposed of and whenever required by the Board of Directors or the President shall render statements of such accounts. The Treasurer shall, at all reasonable times, exhibit the books and accounts to any Director of the Corporation upon application at the office of the Corporation during business hours; and shall have all powers and shall perform all duties incident to the office of Treasurer and shall also have such other powers and shall perform such other duties as may from time to time be assigned by these By-Laws or by the Board of Directors, the Chairman of the Board or the President.

         SECTION 7. Additional Officers. The Board of Directors may from time to time elect such other officers (who may but need not be Directors), including a Controller, Assistant Treasurers, Assistant Secretaries and Assistant Controllers, as the Board may deem advisable and such officers shall have such authority and shall perform such duties as may from time to time be assigned by the Board of Directors, the Chairman of the Board or the President.

         The Board of Directors may from time to time by resolution delegate to any Assistant Treasurer or Assistant Treasurers any of the powers or duties herein assigned to the Treasurer; and may similarly delegate to any Assistant Secretary or Assistant Secretaries any of the powers or duties herein assigned to the Secretary.

         SECTION 8. Giving of Bond by Officers. All officers of the Corporation, if required to do so by the Board of Directors, shall furnish bonds to the Corporation for the faithful performance of their duties, in such penalties and with such conditions and security as the Board shall require.

         SECTION 9. Voting Upon Stocks. Unless otherwise ordered by the Board of Directors, the Chairman of the Board, the President or any Vice President shall have full power and authority on behalf of the Corporation to attend and to act and to vote, or in the name of the Corporation to execute proxies to vote, at any meeting of stockholders of any corporation in which the Corporation may hold stock, and at any such meeting shall possess and may exercise, in person or by proxy, any and all rights, powers and privileges incident to the ownership of such stock. The Board of Directors may from time to time, by resolution, confer like powers upon any other person or persons.

         SECTION 10. Compensation of Officers. The officers of the Corporation shall be entitled to receive such compensation for their services as shall from time to time be determined by the Board of Directors.

                                   ARTICLE IV
                    Indemnification of Directors and Officers

         Section 1. Nature of Indemnity. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was or has agreed to become a Director or officer of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as a Director or officer of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, and may indemnify any person who was or is a party or is threatened to be made a party to such an action, suit or proceeding by reason of the fact that he or she is or was or has agreed to become an employee or agent of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person or on his or her behalf in connection with such action, suit or proceeding and any appeal therefrom, if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; except that in the case of an action or suit by or in the right of the Corporation to procure a judgment in its favor (1) such indemnification shall be limited to expenses (including attorneys' fees) actually and reasonably incurred by such person in the defense or settlement of such action or suit, and (2) no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

         The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

         Section 2. Successful Defense. To the extent that a Director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 1 of this Article IV or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

         Section 3. Determination that Indemnification is Proper. Any indemnification of a Director or officer of the Corporation under Section 1 of this Article IV (unless ordered by a court) shall be made by the Corporation unless a determination is made that indemnification of the Director or officer is not proper in the circumstances because he or she has not met the applicable standard of conduct set forth in Section 1. Any indemnification of an employee or agent of the Corporation under Section 1 (unless ordered by a court) may be made by the Corporation upon a determination that indemnification of the employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Section 1. Any such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders.

         Section 4. Advance Payment of Expenses. Unless the Board of Directors otherwise determines in a specific case, expenses incurred by a Director or officer in defending a civil or criminal action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the Director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation as authorized in this
Article IV. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate. The Board of Directors may authorize the Corporation's legal counsel to represent such Director, officer, employee or agent in any action, suit or proceeding, whether or not the Corporation is a party to such action, suit or proceeding.

         Section 5. Survival; Preservation of Other Rights. The foregoing indemnification provisions shall be deemed to be a contract between the Corporation and each Director, officer, employee and agent who serves in any such capacity at any time while these provisions as well as the relevant provisions of the Delaware General Corporation Law are in effect and any repeal or modification thereof shall not affect any right or obligation then existing with respect to any state of facts then or previously existing or any action, suit, or proceeding previously or thereafter brought or threatened based in whole or in part upon any such state of facts. Such a contract right may not be modified retroactively without the consent of such Director, officer, employee or agent.

         The indemnification provided by this Article IV shall not be deemed exclusive of any other rights to which a person indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. The Corporation may enter into an agreement with any of its Directors, officers, employees or agents providing for indemnification and advancement of expenses, including attorneys fees, that may change, enhance, qualify or limit any right to indemnification or advancement of expenses created by this Article IV.

         Section 6. Severability. If this Article IV or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each Director or officer and may indemnify each employee or agent of the Corporation as to costs, charges and expenses (including attorneys' fees), judgment, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article IV that shall not have been invalidated and to the fullest extent permitted by applicable law.

         Section 7. Subrogation. In the event of payment of indemnification to a person described in Section 1 of this Article IV, the Corporation shall be subrogated to the extent of such payment to any right of recovery such person may have and such person, as a condition of receiving indemnification from the Corporation, shall execute all documents and do all things that the Corporation may deem necessary or desirable to perfect such right of recovery, including the execution of such documents necessary to enable the Corporation effectively to enforce any such recovery.

         Section 8. No Duplication of Payments. The Corporation shall not be liable under this Article IV to make any payment in connection with any claim made against a person described in Section 1 of this Article IV to the extent such person has otherwise received payment (under any insurance policy, by-law or otherwise) of the amounts otherwise payable as indemnity hereunder.

                                    ARTICLE V
                            Stock; Seal; Fiscal Year

         SECTION 1. Certificates for Shares of Stock. The certificates for shares of stock of the Corporation shall be in such form, not inconsistent with the Certificate of Incorporation, as shall be approved by the Board of Directors. All certificates shall be signed by the Chairman of the Board, the President or a Vice President and by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer, and shall not be valid unless so signed.

         In case any officer or officers who shall have signed any such certificate or certificates shall cease to be such officer or officers of the Corporation, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the Corporation, such certificate or certificates may nevertheless be issued and delivered as though the person or persons who signed such certificate or certificates had not ceased to be such officer or officers of the Corporation.

         All certificates for shares of stock shall be consecutively numbered as the same are issued. The name of the person owning the shares represented thereby with the number of such shares and the date of issue thereof shall be entered on the books of the Corporation.

         Except as hereinafter provided, all certificates surrendered to the Corporation for transfer shall be cancelled, and no new certificates shall be issued until former certificates for the same number of shares have been surrendered and cancelled.

         SECTION 2. Lost, Stolen or Destroyed Certificates. Whenever a person owning a certificate for shares of stock of the Corporation alleges that it has been lost, stolen or destroyed, he or she shall file in the office of the Corporation an affidavit setting forth, to the best of his or her knowledge and belief, the time, place and circumstances of the loss, theft or destruction, and, if required by the Board of Directors, a bond of indemnity or other indemnification sufficient in the opinion of the Board of Directors to indemnify the Corporation and its agents against any claim that may be made against it or them on account of the alleged loss, theft or destruction of any such certificate or the issuance of a new certificate in replacement therefor. Thereupon the Corporation may cause to be issued to such person a new certificate in replacement for the certificate alleged to have been lost, stolen or destroyed. Upon the stub of every new certificate so issued shall be noted the fact of such issue and the number, date and the name of the registered owner of the lost, stolen or destroyed certificate in lieu of which the new certificate is issued.

         SECTION 3. Transfer of Shares. Shares of stock of the Corporation shall be transferred on the books of the Corporation by the holder thereof, in person or by his attorney duly authorized in writing, upon surrender and cancellation of certificates for the number of shares of stock to be transferred, except as provided in Section 2 of this Article V.

         SECTION 4. Regulations. The Board of Directors shall have power and authority to make such rules and regulations as it may deem expedient concerning the issue, transfer and registration of certificates for shares of stock of the Corporation.

         SECTION 5. Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting or to receive payment of any dividend or other distribution or allotment of any rights, or to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, as the case may be, the Board of Directors may fix, in advance, a record date, which shall not be (i) more than 60 nor less than ten days before the date of such meeting, or (ii) in the case of corporate action to be taken by consent in writing without a meeting, prior to, or more than ten days after, the date upon which the resolution fixing the record date is adopted by the Board of Directors, or (iii) more than 60 days prior to any other action.

         If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is delivered to the Corporation; and the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

         SECTION 6. Dividends. Subject to the provisions of the Certificate of Incorporation, the Board of Directors shall have power to declare and pay dividends upon shares of stock of the Corporation, but only out of funds available for the payment of dividends as provided by law.

         Subject to the provisions of the Certificate of Incorporation, any dividends declared upon the stock of the Corporation shall be payable on such date or dates as the Board of Directors shall determine. If the date fixed for the payment of any dividend shall in any year fall upon a legal holiday, then the dividend payable on such date shall be paid on the next day not a legal holiday.

         SECTION 7. Corporate Seal. The Board of Directors shall provide a suitable seal, containing the name of the Corporation, which seal shall be kept in the custody of the Secretary.

A duplicate of the seal may be kept and be used by any officer of the Corporation designated by the Board of Directors, the Chairman of the Board or the President.

         SECTION 8. Fiscal Year. The fiscal year of the Corporation shall be such fiscal year as the Board of Directors from time to time by resolution shall determine.

                                   ARTICLE VI
                            Miscellaneous Provisions

         SECTION 1. Checks, Notes, Etc. All checks, drafts, bills of exchange, acceptances, notes or other obligations or orders for the payment of money shall be signed and, if so required by the Board of Directors, countersigned by such officers of the Corporation and/or other persons as the Board of Directors from time to time shall designate.

         Checks, drafts, bills of exchange, acceptances, notes, obligations and orders for the payment of money made payable to the Corporation may be endorsed for deposit to the credit of the Corporation with a duly authorized depository by the Treasurer and/or such other officers or persons as the Board of Directors from time to time may designate.

         SECTION 2. Loans. No loans and no renewals of any loans shall be contracted on behalf of the Corporation except as authorized by the Board of Directors. When authorized so to do, any officer or agent of the Corporation may effect loans and advances for the Corporation from any bank, trust company or other institution or from any firm, corporation or individual, and for such loans and advances may make, execute and deliver promissory notes, bonds or other evidences of indebtedness of the Corporation. When authorized so to do, any officer or agent of the Corporation may pledge, hypothecate or transfer, as security for the payment of any and all loans, advances, indebtedness and liabilities of the Corporation, any and all stocks, securities and other personal property at any time held by the Corporation, and to that end may endorse, assign and deliver the same. Such authority may be general or confined to specific instances.

         Section 3. Contracts. Except as otherwise provided in these By-Laws or by law or as otherwise directed by the Board of Directors, the Chairman of the Board, the President or any Vice President shall be authorized to execute and deliver, in the name and on behalf of the Corporation, all agreements, bonds, contracts, deeds, mortgages, and other instruments, either for the Corporation's own account or in a fiduciary or other capacity, and the seal of the Corporation, if appropriate, shall be affixed thereto by any of such officers or the Secretary or an Assistant Secretary. The Board of Directors, the Chairman of the Board, the President or any Vice President designated by the Board of Directors, the Chairman of the Board or the President may authorize any other officer, employee or agent to execute and deliver, in the name and on behalf of the Corporation, agreements, bonds, contracts, deeds, mortgages, and other instruments, either for the Corporation's own account or in a fiduciary or other capacity, and, if appropriate, to affix the seal of the Corporation thereto. The grant of such authority by the Board or any such officer may be general or confined to specific instances.

         SECTION 4. Waivers of Notice. Whenever any notice whatever is required to be given by law, by the Certificate of Incorporation or by these By-Laws to any person or persons, a waiver thereof in writing, signed by the person or persons entitled to the notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

         SECTION 5. Offices Outside of Delaware. Except as otherwise required by the laws of the State of Delaware, the Corporation may have an office or offices and keep its books, documents and papers outside of the State of Delaware at such place or places as from time to time may be determined by the Board of Directors or the Chairman of the Board.

                                   ARTICLE VII
                                   Amendments

         These By-Laws and any amendment thereof may be altered, amended or repealed, or new By-Laws may be adopted, by the Board of Directors at any regular or special meeting by the affirmative vote of a majority of all of the members of the Board, provided in the case of any special meeting at which all of the members of the Board are not present, that the notice of such meeting shall have stated that the amendment of these By-Laws was one of the purposes of the meeting; but these By-Laws and any amendment thereof, may be altered, amended or repealed or new By-Laws may be adopted by the holders of 85% of the total outstanding stock of the Corporation entitled to vote at any annual meeting or at any special meeting, provided, in the case of any special meeting, that notice of such proposed alteration, amendment, repeal or adoption is included in the notice of the meeting.

                                                                  Exihibit 10.25


                                                                      APPENDIX E

                               TRITON GROUP LTD.

                       1997 LONG-TERM STOCK INCENTIVE PLAN

l. Purpose. The purpose of this 1997 Long-Term Stock Incentive Plan (the "Plan") of Triton Group Ltd., a Delaware corporation, is to advance the interests of the Company and its stockholders by providing a means to attract, retain, and reward directors, officers and other key employees and consultants of the Company and its subsidiaries and to enable such persons to acquire or increase a proprietary interest in the Company, thereby promoting a closer identity of interests between such persons and the Company's stockholders.

2. Definitions. The definitions of awards under the Plan, including Stock Options, SARs (including Limited SARs), Restricted Stock, Deferred Stock, Stock granted as a bonus or in lieu of other awards, Dividend Equivalents, Non-Employee Directors Options, and Other Stock-Based Awards, are set forth in
Section 6 of the Plan. Such awards, together with any other right or interest granted to a Participant under the Plan, are termed "Awards." For purposes of the Plan, the following additional terms shall be defined as set forth below:

      "Award Agreement" means any written agreement, contract, or other instrument or document executed by the Company in connection with or specifically relating to an Award.

      "Beneficiary" shall mean the person, persons, trust, or trusts which have been designated by a Participant in his or her most recent written beneficiary designation filed with the Committee to receive the benefits specified under this Plan upon such Participant's death or, if there is no designated Beneficiary or surviving designated Beneficiary, then the person, persons, trust, or trusts entitled by will or the laws of descent and distribution to receive such benefits.

      "Affiliate" has the meanings set forth in Rule 12b-2 of the 1934 Act.

      "Board" means the Board of Directors of the Company.

      "Cause" shall mean Cause as defined in any employment or severance agreement then in effect between the Participant and the Company or any subsidiary, or if not defined therein or if there shall be no such agreement, shall mean: (i) the willful and continued failure by the Participant to substantially perform his duties for the Company (other than any such failure resulting from the Participant's incapacity due to physical or mental illness),
(ii) the willful engaging by the Participant in misconduct which is materially and financially injurious to the Company, or
(iii) the Participant's conviction of a felony.

      "Change in Control" shall be deemed to have occurred upon:

            (i) the date of the acquisition by any "person" (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act), excluding the Company or any of its subsidiaries or Affiliates, of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of 50% or more of either the then outstanding shares of common stock of the Company, or the then outstanding voting securities entitled to vote generally in the election of directors; or

            (ii) the date the individuals who constitute the Board as of the date of this Agreement (the "Incumbent Board") cease for any reason to constitute at least a majority of the members of the Board, provided that any person becoming a director subsequent to the effective date of this Agreement whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board (other than any individual whose nomination for election to Board membership was not endorsed by the Company's management prior to, or at the time of, such individual's initial nomination for election) shall be, for purposes of this Agreement, considered as though such person were a member of the Incumbent Board; or

            (iii) the consummation of a merger, consolidation, recapitalization, reorganization, sale or disposition of all or a substantial portion of the Company's assets, a reverse stock split of outstanding voting securities, the issuance of shares of stock of the Company in connection with the acquisition of the stock or assets of another entity, provided, however, that a Change in Control shall not occur under this clause (iii) if consummation of the transaction would result in at least 50% of the total voting power represented by the voting securities of the Company (or, if not the Company, the entity that succeeds to all or substantially all of the Company's business) outstanding immediately after such transaction being beneficially owned (within the meaning of Rule 13d-3 promulgated pursuant to the Exchange Act) by at least 50% of the holders of outstanding voting securities of the Company immediately prior to the transaction, with the voting power of each such continuing holder relative to other such continuing holders not substantially altered in the transaction.

      "Code" means the Internal Revenue Code of 1986, as amended from time to time. References to any provision of the Code shall be deemed to include regulations thereunder and successor provisions and regulations thereto.

      "Committee" means the Compensation Committee of the Board, or such other Board committee as may be designated by the Board to administer the Plan.

      "Common Stock" means the shares of common stock, $.0001 par value per share, of the Company.

      "Company" means Triton Group Ltd., a corporation organized under the laws of the State of Delaware, and any successor thereto; provided that unless otherwise provided in this Plan, all references in this Plan to employment by the Company shall include employment by any subsidiary of the Company, and all references to termination of employment with the Company shall include the sale of a subsidiary of the Company by which the Participant was employed.

      "Covered Employee" means a person defined as a "covered employee" in
Section 162(m)(3) of the Code.

      "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time. References to any provision of the Exchange Act shall be deemed to include rules thereunder and successor provisions and rules thereto.

      "Fair Market Value" means, with respect to Stock, Awards, or other property, (a) if the Stock is listed on a securities exchange or is traded over the NASDAQ National Market System, the closing sales price of the Stock on such exchange or over such system on such date or, in the absence of reported sales on such date, the closing sales price on the immediately preceding date on which sales were reported, or (b) if the Stock is not listed on a securities exchange or traded over the NASDAQ National Market System, the mean between the bid and offered prices of the Stock as quoted by the National Association of Securities Dealers through NASDAQ for such date, provided, that if the Committee determines that the fair market value of the Stock is not properly reflected by such NASDAQ quotations, the "Fair Market Value" of the Stock will mean their fair market value as determined by such other method as the Committee determines in good faith to be reasonable.

      "ISO" means any Option intended to be and designated as an incentive stock option within the meaning of Section 422 of the Code.

      "Non-Employee Director" shall mean a member of the Board who is neither
(i) employed by the Company or any subsidiary, nor (ii) a member of the Board by virtue of the fact that such director is employed by or otherwise affiliated with an entity that is a shareholder of the Company.

      "Participant" means a person who, at a time when eligible under Section 5 hereof, has been granted an Award under the Plan.

      "Rule 16b-3" means Rule 16b-3, as from time to time in effect and applicable to the Plan and Participants, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act.

      "Stock" means the Common Stock and such other securities as may be substituted for Stock or such other securities pursuant to Section 4.

3.    Administration.

      (a) Authority of the Committee. The Plan shall be administered by the Committee. The Committee shall have full and final authority to take the following actions, in each case subject to and consistent with the provisions of the Plan:

            (i)   to select Participants to whom Awards may be granted;

            (ii) to determine the type or types of Awards to be granted to each Participant;

            (iii) to determine the number of Awards to be granted, the number of shares of Stock to which an Award will relate, the terms and conditions of any Award granted under the Plan (including, but not limited to, any exercise price, grant price, or purchase price, any restriction or condition, any schedule for lapse of restrictions or conditions relating to transferability or forfeiture, exercisability, or settlement of an Award, and waivers or accelerations thereof, and waivers of or modifications to performance conditions relating to an Award, based in each case on such considerations as the Committee shall determine), and all other matters to be determined in connection with an Award;

            (iv) to determine whether, to what extent, and under what circumstances an Award may be settled, or the exercise price of an Award may be paid, in cash, Stock, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

            (v) to determine whether, to what extent, and under what circumstances cash, Stock, other Awards, or other property payable with respect to an Award will be deferred either automatically, at the election of the Committee, or at the election of the Participant;

            (vi) to prescribe the form of each Award Agreement, which need not be identical for each Participant;

            (vii) to adopt, amend, suspend, waive, and rescind such rules and regulations and appoint such agents as the Committee may deem necessary or advisable to administer the Plan;

            (viii) to correct any defect or supply any omission or reconcile any inconsistency in the Plan and to construe and interpret the Plan and any Award, rules and regulations, Award Agreement, or other instrument hereunder; and

            (ix) to make all other decisions and determinations as may be required under the terms of the Plan or as the Committee may deem necessary or advisable for the administration of the Plan.

Other provisions of the Plan notwithstanding, the Board may perform any function of the Committee under the Plan, including without limitation for the purpose of ensuring that transactions under the Plan by Participants who are then subject to Section 16 of the Exchange Act in respect of the Company are exempt under Rule 16b-3. In any case in which the Board is performing a function of the Committee under the Plan, each reference to the Committee herein shall be deemed to refer to the Board.

      (b) Manner of Exercise of Committee Authority. Unless authority is specifically reserved to the Board under the terms of the Plan, the Company's Certificate of Incorporation or Bylaws, or applicable law, the Committee shall have sole discretion in exercising authority under the Plan. Any action of the Committee with respect to the Plan shall be final, conclusive, and binding on all persons, including the Company, subsidiaries of the Company, Participants, any person claiming any rights under the Plan from or through any Participant, and stockholders. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. The Committee may delegate to officers or managers of the Company or any subsidiary of the Company the authority, subject to such terms as the Committee shall determine, to perform administrative functions and to perform such other functions as the Committee may determine.

      (c) Limitation of Liability. Each member of the Committee shall be entitled to, in good faith, rely or act upon any report or other information furnished to him by any officer or other employee of the Company or any subsidiary, the Company's independent certified public accountants, or any executive compensation consultant, legal counsel, or other professional retained by the Company to assist in the administration of the Plan. No member of the Committee, nor any officer or employee of the Company acting on behalf of the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Committee and any officer or employee of the Company acting on their behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action, determination, or interpretation.

4.    Stock Subject to Plan.

      (a) Amount of Stock Reserved. The total number of shares of Stock that may be subject to outstanding Awards under the Plan, determined immediately after the grant of Awards, may not exceed the greater of 770,000 shares of Stock or 10% of the total number of shares of Stock outstanding (on a fully diluted basis assuming, if applicable, the conversion of all warrants and convertible securities into Stock), in the aggregate. Notwithstanding the foregoing, the number of shares of Stock that may be delivered upon exercise of an ISO shall not exceed 200,000 shares of Stock under the Plan, provided, however, that shares subject to ISOs shall not be deemed delivered if such ISOs are forfeited, expire or otherwise terminate without delivery of the Stock to the Participant. If an Award valued by reference to Stock may only be settled in cash, the number of shares to which such Award relates shall be deemed to be Stock subject to such Award for purposes of this Section 4(a). Any shares of Stock delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued shares or treasury shares.

      (b) Annual Per-Participant Limitations. During any calendar year, no Participant may be granted Options and other Awards under the Plan that may be settled by delivery of more than 125,000 shares of Stock, subject to adjustment as provided in Section 4(c). In addition, with respect to Awards that may be settled in cash (in whole or in part), no Participant may be paid during any calendar year cash amounts relating to such Awards that exceed the greater of the Fair Market Value of the number of shares of Stock set forth in the preceding sentence at the date of grant or the date of settlement of Award. This provision sets forth two separate limitations, so that awards that may be settled solely by delivery of Stock will not operate to reduce the amount of cash-only Awards, and vice versa; nevertheless, Awards that may be settled in Stock or cash must not exceed either limitation.

      (c) Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Stock, or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange, or other similar corporate transaction or event, affects the Stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of Participants under the Plan, then the Committee shall adjust any or all of (i) the number and kind of shares of Stock reserved and available for Awards under Section 4(a), (ii) the number and kind of shares of outstanding Restricted Stock or other outstanding Award in connection with which shares have been issued, (iii) the number and kind of shares that may be issued in respect of other outstanding Awards, (iv) the exercise price, grant price, or purchase price relating to any Award, and (v) the number of shares with respect to which Awards may be granted or measured in any calendar year, as set forth in Section 4(b).

5. Eligibility. Non-Employee Directors, executive officers and other key employees of the Company and its subsidiaries (including any director or officer who is also an employee), and persons who provide consulting or other services to the Company deemed by the Committee to be of substantial value to the Company, are eligible to be granted Awards under the Plan. In addition, a person who has been offered employment by the Company or its subsidiaries is eligible to be granted an Award under the Plan, provided that such Award shall be canceled if such person fails to commence such employment, and no payment of value may be made in connection with such Award until such person has commenced such employment.

6.    Specific Terms of Awards.

      (a) General. Awards may be granted on the terms and conditions set forth in this Section 6. In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Section 8(e)), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including terms requiring forfeiture of Awards in the event of termination of employment or service of the Participant. Except as provided in Sections 6(e), 6(g), or 7(a), or to the extent required to comply with requirements of the Delaware General Corporation Law that lawful consideration be paid for Stock, only services may be required as consideration for the grant (but not the exercise) of any Award.

      (b) Stock Options. The Committee is authorized to grant options to purchase shares of Stock ("Options") to Participants (including "reload" Options automatically granted to offset specified exercises of Options) on the following terms and conditions:

            (i) Exercise Price. The exercise price per share of Stock purchasable under an Option shall be determined by the Committee and set forth in an Award Agreement.

            (ii) Time and Method of Exercise. The Committee shall determine and set forth in an Award Agreement the time or times at which an Option may be exercised in whole or in part, the methods by which such exercise price may be paid or deemed to be paid, the form of such payment, including, without limitation, cash, Stock, other Awards or awards granted under other Company plans, or other property (including notes or other contractual obligations of Participants to make payment on a deferred basis, such as through "cashless exercise" arrangements, to the extent permitted by applicable law), and the methods by which Stock will be delivered or deemed to be delivered to Participants.

            (iii) ISOs. The terms of any ISO granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code, including but not limited to the requirement that no ISO shall be granted with an exercise price less than 100% (110% for an individual described in Section 422(b)(6) of the Code) of the Fair Market Value of a share of Stock on the date of grant and granted no more than ten years after the effective date of the Plan. Anything in the Plan to the contrary notwithstanding, no term of the Plan relating to ISOs shall be interpreted, amended, or altered, nor shall any discretion or authority granted under the Plan be exercised, so as to disqualify either the Plan or any ISO under Section 422 of the Code, unless requested by the affected Participant.

            (iv) Termination of Employment. Unless otherwise determined by the Committee and set forth in an Award Agreement, upon termination of a Participant's employment with the Company and its subsidiaries, such Participant may exercise any Options during the three month period following such termination of employment (if such three-month period does not exceed the remaining term of the Option), but only to the extent such Option was exercisable immediately prior to such termination of employment. Notwithstanding the foregoing, if such termination is for Cause, all Options held by the Participant shall immediately terminate.

      (c) Stock Appreciation Rights. The Committee is authorized to grant SARs to Participants on the following terms and conditions:

            (i) Right to Payment. An SAR shall confer on the Participant to whom it is granted a right to receive, upon exercise thereof, the excess of (A) the Fair Market Value of one share of Stock on the date of exercise (or, if the Committee shall so determine in the case of any such right other than one related to an ISO, the Fair Market Value of one share at any time during a specified period before or after the date of exercise), over (B) the grant price of the SAR as determined by the Committee as of the date of grant of the SAR, which, except as provided in Section 7(a), shall be not less than the Fair Market Value of one share of Stock on the date of grant.

            (ii) Other Terms. The Committee shall determine and set forth in an Award Agreement the time or times at which an SAR may be exercised in whole or in part, the method of exercise, method of settlement, form of consideration payable in settlement, method by which Stock will be delivered or deemed to be delivered to Participants, whether or not an SAR shall be in tandem with any other Award, and any other terms and conditions of any SAR. Limited SARs that may only be exercised upon the occurrence of a Change in Control may be granted on such terms, not inconsistent with this Section 6(c), as the Committee may determine. Limited SARs may be either freestanding or in tandem with other Awards.

      (d) Restricted Stock. The Committee is authorized to grant Restricted Stock to Participants on the following terms and conditions:

            (i) Grant and Restrictions. Restricted Stock shall be subject to such restrictions on transferability and other restrictions, if any, as the Committee may impose and set forth in an Award Agreement, which restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, or otherwise, as the Committee may determine. Except to the extent restricted under the terms of the Plan and any Award Agreement relating to the Restricted Stock, a Participant granted Restricted Stock shall have all of the rights of a stockholder including, without limitation, the right to vote Restricted Stock or the right to receive dividends thereon.

            (ii) Forfeiture. Except as otherwise determined by the Committee and set forth in an Award Agreement, upon termination of employment or service (as determined under criteria established by the Committee) during the applicable restriction period, Restricted Stock that is at that time subject to restrictions shall be forfeited and reacquired by the Company; provided, however, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of termination resulting from specified causes.

            (iii) Certificates for Stock. Restricted Stock granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Stock are registered in the name of the Participant, such certificates shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, the Company shall retain physical possession of the certificate, and the Participant shall have delivered a stock power to the Company, endorsed in blank, relating to the Restricted Stock.

            (iv) Dividends. Dividends paid on Restricted Stock shall be either paid at the dividend payment date in cash or in shares of unrestricted Stock having a Fair Market Value equal to the amount of such dividends, or the payment of such dividends shall be deferred and/or the amount or value thereof automatically reinvested in additional Restricted Stock, other Awards, or other investment vehicles, as the Committee shall determine or permit the Participant to elect. Stock distributed in connection with a Stock split or Stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Stock or other property has been distributed.

      (e) Deferred Stock. The Committee is authorized to grant Deferred Stock to Participants, subject to the following terms and conditions:

            (i) Award and Restrictions. Delivery of Stock will occur upon expiration of the deferral period specified in an Award Agreement for an Award of Deferred Stock by the Committee (or, if permitted by the Committee, as elected by the Participant). In addition, Deferred Stock shall be subject to such restrictions as the Committee may impose and set forth in an Award Agreement, if any, which restrictions may lapse at the expiration of the deferral period or at earlier specified times, separately or in combination, in installments, or otherwise, as the Committee may determine.

            (ii) Forfeiture. Except as otherwise determined by the Committee and set forth in an Award Agreement, upon termination of employment or service (as determined under criteria established by the Committee) during the applicable deferral period or portion thereof to which forfeiture conditions apply (as provided in the Award Agreement evidencing the Deferred Stock), all Deferred Stock that is at that time subject to deferral (other than a deferral at the election of the Participant) shall be forfeited; provided, however, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Deferred Stock will be waived in whole or in part in the event of termination resulting from specified causes.

      (f) Bonus Stock and Awards in Lieu of Cash Obligations. The Committee is authorized to grant Stock as a bonus, or to grant Stock or other Awards in lieu of Company obligations to pay cash under other plans or compensatory arrangements (including the Company's Section 162(m) Cash Bonus Plan). Stock or Awards granted hereunder shall be subject to such other terms as shall be determined by the Committee and set forth in an Award Agreement.

      (g) Dividend Equivalents. The Committee is authorized to grant Dividend Equivalents to a Participant, entitling the Participant to receive cash, Stock, other Awards, or other property equal in value to dividends paid with respect to a specified number of shares of Stock. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award. The Committee may provide that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Stock, Awards, or other investment vehicles, and subject to such restrictions on transferability and risks of forfeiture, as the Committee may specify.

      (h) Other Stock-Based Awards. The Committee is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Stock and factors that may influence the value of Stock, as deemed by the Committee to be consistent with the purposes of the Plan, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into Stock, purchase rights for Stock, Awards with value and payment contingent upon performance of the Company or any other factors designated by the Committee, and Awards valued by reference to the book value of Stock or the value of securities of or the performance of specified subsidiaries. The Committee shall determine, and set forth in an Award Agreement, the terms and conditions of such Awards. Stock issued pursuant to an Award in the nature of a purchase right granted under this
Section 6(h) shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, cash, Stock, other Awards, or other property, as the Committee shall determine. Cash awards, as an element of or supplement to any other Award under the Plan, may be granted pursuant to this Section 6(h).

      (i) Non-Employee Directors Options. Each person who is a Non-Employee Director as of the date of the establishment of this Plan shall receive, without the exercise of the discretion of any person, a non-qualified Option under the Plan relating to the purchase of 10,000 shares of Stock. Thereafter, as of the day after the annual meeting of stockholders of the Company to be held in calendar years 1998 and 1999, respectively, each person who is a Non-Employee Director shall receive, without the exercise of the discretion of any person, additional grants of non-qualified Options under the Plan relating to the purchase of 10,000 shares of Stock on each such date. In the event that there are not sufficient shares available under this Plan to allow for the grant to each Non-Employee Director of Options for the number of shares provided herein, each Non-Employee Director shall receive an Option for his pro rata share of the total number of shares of Stock available under the Plan. The exercise price of each share of Stock subject to an Option granted to a Non-Employee Director shall equal the Fair Market Value of a share of Stock on the date such Option is granted. Each such Option granted hereunder shall have a term of ten years from its grant and shall become exercisable as to one-third of the shares on each of the first, second and third anniversaries thereof, respectively. Upon a Non-Employee Director's cessation of service as a Non-Employee Director, the Option, to the extent it was exercisable upon such cessation, shall remain exercisable for a period of one year.

7.    Certain Provisions Applicable to Awards.

      (a) Stand-Alone, Additional, Tandem, and Substitute Awards. Awards granted under the Plan may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution for, any other Award granted under the Plan or any award granted under any other plan of the Company, any subsidiary, or any business entity to be acquired by the Company or a subsidiary, or any other right of a Participant to receive payment from the Company or any subsidiary. Awards granted in addition to or in tandem with other Awards or awards may be granted either as of the same time as or a different time from the grant of such other Awards or awards.

      (b) Term of Awards. The term of each Award shall be for such period as may be determined by the Committee and set forth in an Award Agreement; provided, however, that in no event shall the term of any ISO or an SAR granted in tandem therewith exceed a period of ten years from the date of its grant (or such shorter period as may be applicable under Section 422 of the Code).

      (c) Form of Payment Under Awards. Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company or a subsidiary upon the grant or exercise of an Award may be made in such forms as the Committee shall determine, including, without limitation, cash, Stock, other Awards, or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis. Such payments may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of Dividend Equivalents in respect of installment or deferred payments denominated in Stock.

      (d)   Rule 16b-3 Compliance.

            (i) Six-Month Holding Period. Unless a Participant could otherwise dispose of equity securities, including derivative securities, acquired under the Plan without incurring liability under Section 16(b) of the Exchange Act, equity securities acquired under the Plan must be held for a period of six months following the date of such acquisition, provided that this condition shall be satisfied with respect to a derivative security if at least six months elapse from the date of acquisition of the derivative security to the date of disposition of the derivative security (other than upon exercise or conversion) or its underlying equity security.

            (ii) Other Compliance Provisions. With respect to a Participant who is then subject to Section 16 of the Exchange Act in respect of the Company, the Committee shall implement transactions under the Plan and administer the Plan in a manner that will ensure that each transaction by such a Participant is exempt from liability under Rule 16b-3, except that such a Participant may be permitted to engage in a non-exempt transaction under the Plan if written notice has been given to the Participant regarding the non-exempt nature of such transaction. The Committee may authorize the Company to repurchase any Award or shares of Stock resulting from any Award in order to prevent a Participant who is subject to Section 16 of the Exchange Act from incurring liability under Section 16(b). Unless other wise specified by the Participant, equity securities, including derivative securities, acquired under the Plan which are disposed of by a Participant shall be deemed to be disposed of in the order acquired by the Participant.

      (e) Loan Provisions. With the consent of the Committee, and subject at all times to, and only to the extent, if any, permitted under and in accordance with, laws and regulations and other binding obligations or provisions applicable to the Company, the Company may make, guarantee, or arrange for a loan or loans to a Participant with respect to the exercise of any Option or other payment in connection with any Award, including the payment by a Participant of any or all federal, state, or local income or other taxes due in connection with any Award. Subject to such limitations, the Committee shall have full authority to decide whether to make a loan or loans hereunder and to determine the amount, terms, and provisions of any such loan or loans, including the interest rate to be charged in respect of any such loan or loans, whether the loan or loans are to be with or without recourse against the borrower, the terms on which the loan is to be repaid and conditions, if any, under which the loan or loans may be forgiven.

    (f) Performance-Based Awards. The Committee may, in its discretion, designate any Award the exercisability or settlement of which is subject to the achievement of performance conditions as a performance-based Award subject to this Section 7(f), in order to qualify such Award as "qualified performance-based compensation" within the meaning of Code Section 162(m) and regulations thereunder. The performance objectives for an Award subject to this
Section 7(f) shall consist of one or more business criteria and a targeted level or levels of performance with respect to such criteria, as specified by the Committee but subject to this Section 7(f). Performance objectives shall be objective and shall otherwise meet the requirements of Section 162(m)(4)(C) of the Code. Business criteria used by the Committee in establishing performance objectives for Awards subject to this Section 7(f) shall be selected from among the following:

            (1)   Annual return on capital;

            (2)   Annual earnings or earnings per share;

            (3)   Annual cash flow provided by operations;

            (4)   Changes in annual revenues; and/or

            (5)   Strategic business criteria, consisting of one or more
                    objectives based on meeting specified revenue, market penetration, geographic business expansion goals, cost targets, and goals relating to acquisitions or divestitures.

The levels of performance required with respect to such business criteria may be expressed in absolute or relative levels. Achievement of performance objectives with respect to such Awards shall be measured over a period of not less than one year nor more than five years, as the Committee may specify. Performance objectives may differ for such Awards to different Participants. The Committee shall specify the weighting to be given to each performance objective for purposes of determining the final amount payable with respect to any such Award. The Committee may, in its discretion, reduce the amount of a payout otherwise to be made in connection with an Award subject to this Section 7(f), but may not exercise discretion to increase such amount, and the Committee may consider other performance criteria in exercising such discretion. All determinations by the Committee as to the achievement of performance objectives shall be in writing. The Committee may not delegate any responsibility with respect to an Award subject to this Section 7(f).

    (g) Acceleration upon a Change of Control. Notwithstanding anything contained herein to the contrary, unless otherwise provided by the Committee in an Award Agreement, all conditions and/or restrictions relating to the continued performance of services and/or the achievement of performance objectives with respect to the exercisability or full enjoyment of an Award shall immediately lapse upon a Change in Control, provided, that this Section 7(g) shall not be applicable if it is intended that the transaction constituting such Change in Control be accounted for as a pooling of interests under Accounting Principles Board Option No. 16 (or any successor thereto), and operation of this Section 7(g) would otherwise violate Paragraph 47(c) thereof.

8.  General Provisions.

    (a) Compliance With Laws and Obligations. The Company shall not be obligated to issue or deliver Stock in connection with any Award or take any other action under the Plan in a transaction subject to the registration requirements of the Securities Act of 1933, as amended, or any other federal or state securities law, any requirement under any listing agreement between the Company and any national securities exchange or automated quotation system, or any other law, regulation, or contractual obligation of the Company, until the Company is satisfied that such laws, regulations, and other obligations of the Company have been complied with in full. Certificates representing shares of Stock issued under the Plan will be subject to such stop-transfer orders and other restrictions as may be applicable under such laws, regulations, and other obligations of the Company, including any requirement that a legend or legends be placed thereon.

    (b) Limitations on Transferability. Awards and other rights under the Plan will not be transferable by a Participant except by will or the laws of descent and distribution or to a Beneficiary in the event of the Participant's death, shall not be pledged, mortgaged, hypothecated or otherwise encumbered, or otherwise subject to the claims of creditors, and, in the case of ISOs and SARs in tandem therewith, shall be exercisable during the lifetime of a Participant only by such Participant or his guardian or legal representative; provided, however, that such Awards and other rights (other than ISOs and SARs in tandem therewith) may be transferred to one or more transferees during the lifetime of the Participant to the extent and on such terms as then may be permitted by the Committee.

    (c) No Right to Continued Employment. Neither the Plan nor any action taken hereunder shall be construed as giving any employee the right to be retained in the employ of the Company or any of its subsidiaries, nor shall it interfere in any way with the right of the Company or any of its subsidiaries to terminate any employee's employment at any time.

    (d) Taxes. The Company and any subsidiary is authorized to withhold from any Award granted or to be settled, any delivery of Stock in connection with an Award, any other payment relating to an Award, or any payroll or other payment to a Participant amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Stock or other property and to make cash payments in respect thereof in satisfaction of a Participant's tax obligations; in such case, the shares withheld shall be deemed to have been delivered for purposes of Section 4(a).

    (e) Changes to the Plan and Awards. The Board may amend, alter, suspend, discontinue, or terminate the Plan or the Committee's authority to grant Awards under the Plan without the consent of stockholders or Participants, except that any such action shall be subject to the approval of the Company's stockholders at or before the next annual meeting of stockholders for which the record date is after such Board action if such stockholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Stock may then be listed or quoted, and the Board may otherwise, in its discretion, determine to submit other such changes to the Plan to stockholders for approval; provided, however, that, without the consent of an affected Participant, no such action may materially impair the rights of such Participant under any Award theretofore granted to him. The Committee may waive any conditions or rights under, or amend, alter, suspend, discontinue, or terminate, any Award theretofore granted and any Award Agreement relating thereto; provided, however, that, without the consent of an affected Participant, no such action may materially impair the rights of such Participant under such Award.

    (f) No Rights to Awards; No Stockholder Rights. No Participant or employee shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Participants and employees. No Award shall confer on any Participant any of the rights of a stockholder of the Company unless and until Stock is duly issued or transferred and delivered to the Participant in accordance with the terms of the Award or, in the case of an Option, the Option is duly exercised.

    (g) Unfunded Status of Awards; Creation of Trusts. The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company; provided, however, that the Committee may authorize the creation of trusts or make other arrangements to meet the Company's obligations under the Plan to deliver cash, Stock, other Awards, or other property pursuant to any Award, which trusts or other arrangements shall be consistent with the "unfunded" status of the Plan unless the Committee otherwise determines with the consent of each affected Participant.

    (h) Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other compensatory arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

    (i) No Fractional Shares. No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

    (j) Compliance with Code Section 162(m). It is the intent of the Company that Options granted with an exercise price per share at least equal to the Fair Market Value of the Stock on the date the Option is granted , SARs, and other Awards designated as Awards subject to Section 7(f) shall constitute "qualified performance-based compensation" within the meaning of Code Section 162(m) and regulations thereunder. Accordingly, if any provision of the Plan or any Award Agreement relating to such an Award does not comply or is inconsistent with the requirements of Code Section 162(m) or regulations thereunder, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements, and no provision shall be deemed to confer upon the Committee or any other person discretion to increase the amount of compensation otherwise payable in connection with any such Award upon attainment of the performance objectives.

    (k) Governing Law. The validity, construction, and effect of the Plan, any rules and regulations relating to the Plan, and any Award Agreement shall be determined in accordance with the Delaware General Corporation Law, without giving effect to principles of conflicts of laws, and applicable federal law.

    (l) Effective Date; Plan Termination. The Plan shall become effective as of the date of its adoption by the Company's stockholders, immediately following consummation of the Company's business combination with Security Systems Holdings, Inc.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation--a "derivative action"), or if such persons acted in good faith in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

    Triton's Amended and Restated Certificate of Incorporation requires that Triton provide for indemnification of directors, officers, employees and agents (each an "Indemnified Party") of Triton to the fullest extent permitted by Delaware law. Triton will indemnify any Indemnified Party who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in right of such corporation), by reason of the fact that such person is or was a director or officer of Triton or was serving at the request of Triton as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. Delaware law further provides for the indemnification of directors and officers in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the director or officer is adjudged to be liable to the corporation. Expenses incurred by an officer or director may be paid by Triton in advance of the final disposition of an action, suit or proceeding upon the undertaking of such person to repay Triton any amount for which it is ultimately determined that he or she is not entitled to receive indemnity.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) The following exhibits, as required by Item 601 of Regulation S-K, are filed as part of this Registration Statement:

 EXHIBIT
   NO.                                                    DESCRIPTION
---------  ---------------------------------------------------------------------------------------------------------
     2.01  Second Amended Joint Plan of Reorganization of Intermark, Inc., Triton Group Ltd., the Official Intermark
           Committee of Unsecured Creditors and the Official Triton Committee of Unsecured Creditors (as modified)
           dated as of June 4, 1993, incorporated herein by reference to File No. 1-8592 from Exhibit 2 to
           Intermark's Interim Report on Form 8-K dated July 12, 1993.

     2.02  Agreement and Plan of Merger by and between Triton and Intermark, dated as of June 25, 1993, incorporated herein by reference to File No. 1-8592, Amendment No. 1 to Registration Statement on Form 10/A filed
           September 10, 1993.

     2.03  Agreement and Plan of Merger, dated December 23, 1996, among Triton Group Ltd., Triton Acquisition Corp.
           and Security Systems Holdings, Inc. (restated to reflect Amendment No. 1 to Agreement and Plan of Merger dated as of March 6, 1997) (included as Appendix A to the Proxy Statement/Prospectus that is part of this
           Registration Statement).

     3.01  Amended and Restated Certificate of Incorporation of Triton Group Ltd., incorporated herein by reference to File No.1-8592, Amendment No. 1 to Registration Statement on Form 10/A filed September 10, 1993.

     3.02  Amended and Restated By-Laws of Triton Group Ltd., incorporated herein by reference to File No. 1-8592,
           Amendment No. 1 to Registration Statement on Form 10/A filed September 10, 1993.

     3.03  Form of Second Amended and Restated Certificate of Incorporation of Triton Group Ltd. (included as
           Appendix D-1 to the Proxy Statement/Prospectus that is part of this Registration Statement).

     3.04  Form of Second Amended and Restated By-Laws of Triton Group Ltd. (included as Appendix D-2 to the Proxy
           Statement/Prospectus that is part of this Registration Statement).

     3.05  Restated Certificate of Incorporation of Security Systems Holdings, Inc., as amended.

     3.06  By-Laws of Security Systems Holdings, Inc.

     3.07  Form of Second Restated and Amended Certificate of Incorporation of Security Systems Holdings, Inc.

     3.08  Form of Second Restated and Amended By-Laws of Security Systems Holdings, Inc.

     4.01  Warrant Agreement and Form of Warrant, incorporated herein by reference to file No. 1-8592, Exhibit 4 to
           Intermark's Interim Report on Form 8-K dated July 12, 1993.

     4.02  Interim Rights Agreement between Triton Group Ltd. and First Interstate Bank of California, incorporated herein by reference to File No. 0-8138, Interim Report on Form 8-K, filed April 5, 1995.

     4.03  Warrant Agreement executed by Triton in favor of Patricof & Co. Capital Corp., dated January 1, 1996, incorporated herein by reference to file No. 0-8138, Annual Report on Form 10-K for the year ended March
           31, 1996.

     4.04  Form of Triton Group Ltd. Common Stock Certficate.

     4.05  Form of Triton Group Ltd. Warrant Certificate.

 EXHIBIT
   NO.                                                    DESCRIPTION
---------  ---------------------------------------------------------------------------------------------------------
     4.06  Form of Registration Rights Agreement, among Triton Group Ltd. and certain stockholders of Triton Group
           Ltd. and Security Systems Holdings, Inc.

     5.01  Legal opinion of Latham & Watkins.

     8.01  Opinion of Ernst & Young LLP with respect to certain tax matters.

    10.01  Loan Agreement executed by Liquor Barn in favor of Intermark dated November 27, 1991 and amendments thereto dated January 1, 1992 and May 1, 1992, incorporated herein by reference to File No. 1-8592,
           Amendment No. 1 to Registration Statement on Form 10/A filed September 10, 1993.

    10.02  1993 Non-Employee Directors' Stock Option Plan, incorporated herein by reference to File No. 1-8592,
           Amendment No. 1 to Registration Statement on Form 10/A filed September 10, 1993.

    10.03  Amended and Restated Promissory Note between Triton Group Ltd. and Security Pacific Business Credit,
           Inc., dated July 1, 1993, incorporated herein by reference to File No. 0-8138, Annual Report on Form 10-K for the year ended March 31, 1994.

    10.04  Amended and Restated Pledge Agreement between Triton Group Ltd. and Security Pacific Business Credit,
           Inc., dated July 1, 1993, incorporated herein by reference to File No. 0-8138, Annual Report on Form 10-K for the year ended March 31, 1994.

    10.05  Assumption and Guarantor Agreement between Triton Group Ltd. and Security Pacific Business Credit, Inc.,
           dated July 1, 1993, incorporated herein by reference to File No. 0-8138, Annual Report on Form 10-K for the year ended March 31, 1994.

    10.06  Amended and Restated Post Employment Agreement between Triton Group Ltd. and John C. Stiska dated March
           22, 1995, incorporated herein by reference to File No. 0-8138, Annual Report on Form 10-K for the year ended March 31, 1995.

    10.07  Amended and Restated Post Employment Agreement between Triton Group Ltd. and Michael M. Earley dated
           March 22, 1995, incorporated herein by reference to File No. 0-8138, Annual Report on Form 10-K for the
           year ended March 31, 1995.

    10.08  Amended and Restated Post Employment Agreement between Triton Group Ltd. and Mark G. Foletta dated March
           22, 1995, incorporated herein by reference to File No. 0-8138, Annual Report on Form 10-K for the year ended March 31, 1995.

    10.09  Stock Purchase Agreement between Ridgewood Properties, Inc. and Triton Group Ltd., dated August 15, 1994, incorporated herein by reference to File No. 0-8138, Interim Report on Form 8-K/A, filed September 2,
           1994.

    10.10  Agreement and Plan of Merger by and among First Aviation Services Inc., FE Acquisition Subsidiary, Triton
           Group Ltd. and National Airmotive Corporation, dated March 3, 1995, incorporated herein by reference to
           File No. 0-8138, Amendment No. 1 to Interim Report on Form 8-K/A, filed June 16, 1995.

    10.11  Amendment No. 1 to Agreement and Plan of Merger, by and among First Aviation Services Inc., FE
           Acquisition Subsidiary, Triton Group Ltd. and National Airmotive Corporation, dated June 2, 1995, incorporated herein by reference to File No. 0-8138, Amendment No. 1 to Interim Report on Form 8-K/A,
           filed June 16, 1995.

    10.12  Letter Agreement dated October 12, 1995 between Triton Group Ltd. and The Actava Group Inc., incorporated herein by reference to File No. 0-8138, Interim Report on Form 8-K, filed November 2, 1995.

 EXHIBIT
   NO.                                                    DESCRIPTION
---------  ---------------------------------------------------------------------------------------------------------
    10.13  Stock Purchase Agreement dated September 27, 1995 between Marubeni America Corporation and Triton Group
           Ltd., incorporated herein by reference to File No. 0-8138, Interim Report on Form 8-K, filed November 13,
           1995.

    10.14  First Amendment to Stock Purchase Agreement between Marubeni America Corporation and Triton Group Ltd., dated October 31, 1995, incorporated herein by reference to file No. 0-8138, Annual Report on Form 10-K for the year ended March 31, 1996.

    10.15  Option Forbearance Agreement between John C. Stiska and Triton Group Ltd., dated November 1, 1995, incorporated herein by reference to File No. 0-8138, Interim Report on Form 10-Q, filed February 13,
           1996.

    10.16  Option Forbearance Agreement between Michael M. Earley and Triton Group Ltd., dated November 1, 1995, incorporated herein by reference to File No. 0-8138, Interim Report on Form 10-Q, filed February 13,
           1996.

    10.17  Option Forbearance Agreement between Mark G. Foletta and Triton Group Ltd., dated November 1, 1995, incorporated herein by reference to File No. 0-8138, Interim Report on Form 10-Q, filed February 13,
           1996.

    10.18  Option Forbearance Agreement between Richard R. Tartre and Triton Group Ltd., dated November 1, 1995, incorporated herein by reference to File No. 0-8138, Interim Report on Form 10-Q, filed February 13,
           1996.

    10.19  Option Forbearance Agreement between Michael E. Cahr and Triton Group Ltd., dated November 1, 1995, incorporated herein by reference to File No. 0-8138, Interim Report on Form 10-Q, filed February 13,
           1996.

    10.20  Form of Severance Agreement, among Triton Group Ltd., Security Systems Holdings, Inc. and Russell R.
           MacDonnell.

    10.21  Form of Severance Agreement, among Triton Group Ltd., Security Systems Holdings, Inc. and David
           Heidecorn.

    10.22  Form of Severance Agreement, among Triton Group Ltd., Security Systems Holdings, Inc. and Gregory J.
           Westhoff.

    10.23  Form of Management Agreement, between Triton Group Ltd. and Triton Group Management, Inc.

    10.24  Commitment Letter, dated October 31, 1996, between Bank of Boston Connecticut and Alarmguard, Inc.
           (restated to reflect the letter agreement between Bank of Boston Connecticut and Alarmguard, Inc. dated
           March 5, 1997).

    10.25  Form of 1997 Triton Group Ltd. Long-Term Stock Incentive Plan (included as Appendix E to the Proxy
           Statement/Prospectus that is part of this Registration Statement).

    10.26  Stock Purchase Agreement, dated December 20, 1996, between Security Systems Holdings, Inc. and Protective
           Alarms, Inc. (restated to reflect the Amendment to Stock Purchase and Sale Agreement dated as of February
           28, 1997).

    10.27  Form of Stock Option and Conversion Agreement, among Triton Group Ltd., Security Systems Holdings, Inc.
           and certain stockholders of Security Systems Holdings Inc.

    10.28  Form of Affiliate Agreement, among Triton Group Ltd. and certain affiliates of Security Systems Holdings,
           Inc.

    10.29  Lock-up Agreement, dated December 23, 1996, among Triton Group Ltd., Security Systems

 EXHIBIT
   NO.                                                    DESCRIPTION
---------  ---------------------------------------------------------------------------------------------------------
           Holdings, Inc. and certain stockholders of Security Systems Holdings, Inc.

    10.30  Security Systems Holdings, Inc., Senior Subordinated Bridge Note Due June 1997.

    11.01  Computation of Earnings per Share, incorporated herein by reference to File No. 0-8138, Annual Report on
           Form 10-K for the year ended March 31, 1996.

    21.01  Listing of Subsidiaries of Triton Group Ltd., incorporated herein by reference to File No. 0-8138, Annual
           Report on Form 10-K for the year ended March 31, 1996.

    23.01  Consent of Ernst & Young LLP.

    23.02  Consent of Ernst & Young LLP.

    23.03  Consent of Ernst & Young LLP (contained in its opinion filed as Exhibit 8.01).

    23.04  Consent of Patricof & Co. Capital Corp.

    23.05  Consent of Latham & Watkins (contained in its opinion filed as Exhibit 5.01)

    23.06  Consent of Russell R. MacDonnell pursuant to Rule 438 under the Securities Act.

    23.07  Consent of David Heidecorn pursuant to Rule 438 under the Securities Act.

    23.08  Consent of Stephen L. Green pursuant to Rule 438 under the Securities Act.

    23.09  Consent of Stuart L. Bell pursuant to Rule 438 under the Securities Act.

    23.10  Consent of Thomas W. Janes pursuant to Rule 438 under the Securities Act.

    23.11  Consent of Price Waterhouse LLP.

    23.12  Consent of Price Waterhouse LLP.

    24.01  Power of Attorney (contained on signature page).

    99.01  Form of Triton Group Ltd. proxy card.

    All other exhibits have been omitted since the required information is not present or not present in amounts sufficient to require submission of the exhibit, or because the information required is included in the consolidated financial statements or the notes thereto.

    (b) Financial Statement Schedules:

    None required.

ITEM 22. UNDERTAKINGS.

    The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

    (I) To include any prospectus required by Section 10(a)(3) of the Securities Act;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

PROVIDED, HOWEVER, that the undertakings set forth in paragraphs (1)(I) and
(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    The Registrant undertakes that every prospectus: (I) that is filed pursuant to the immediately preceding paragraph; or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that for the purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This incudes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

    The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California on March 14, 1997.

                                TRITON GROUP LTD.

                                By:  /s/ MICHAEL M. EARLEY
                                     -----------------------------------------
                                     Name: Michael M. Earley
                                     Title:  President & CEO

                               POWER OF ATTORNEY

    Each person whose signature appears below appoints Michael M. Earley and Mark G. Foletta, either of whom may act without the joinder of the other, as his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement and any registration statement for the same offering pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------
                                President, Chief Executive
    /s/ MICHAEL M. EARLEY         Officer and Director
------------------------------    (Principal Executive         March 13, 1997
      Michael M. Earley           Officer)
                                Senior Vice President,
                                  Chief Financial Officer
     /s/ MARK G. FOLETTA          and Director (Principal
------------------------------    Financial Officer and        March 13, 1997
       Mark G. Foletta            Principal Accounting
                                  Officer)

     /s/ MICHAEL E. CAHR        Director
------------------------------                                 March 13, 1997
       Michael E. Cahr

    /s/ RICHARD R. TARTRE       Director
------------------------------                                 March 13, 1997
      Richard R. Tartre

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                                                DESCRIPTION
---------  --------------------------------------------------------------------------------------------------
     2.01  Second Amended Joint Plan of Reorganization of Intermark, Inc., Triton Group Ltd., the Official
           Intermark Committee of Unsecured Creditors and the Official Triton Committee of Unsecured
           Creditors (as modified) dated as of June 4, 1993, incorporated herein by reference to File No.
           1-8592 from Exhibit 2 to Intermark's Interim Report on Form 8-K dated July 12, 1993.

     2.02  Agreement and Plan of Merger by and between Triton and Intermark, dated as of June 25, 1993, incorporated herein by reference to File No. 1-8592, Amendment No. 1 to Registration Statement on
           Form 10/A filed September 10, 1993.

     2.03  Agreement and Plan of Merger, dated December 23, 1996, among Triton Group Ltd., Triton Acquisition
           Corp. and Security Systems Holdings, Inc. (restated to reflect Amendment No. 1 to Agreement and
           Plan of Merger dated as of March 6, 1997) (included as Appendix A to the Proxy
           Statement/Prospectus that is part of this Registration Statement).

     3.01  Amended and Restated Certificate of Incorporation of Triton Group Ltd., incorporated herein by reference to File No.1-8592, Amendment No. 1 to Registration Statement on Form 10/A filed
           September 10, 1993.

     3.02  Amended and Restated By-Laws of Triton Group Ltd., incorporated herein by reference to File No.
           1-8592, Amendment No. 1 to Registration Statement on Form 10/A filed September 10, 1993.

     3.03  Form of Second Amended and Restated Certificate of Incorporation of Triton Group Ltd. (included as
           Appendix D-1 to the Proxy Statement/Prospectus that is part of this Registration Statement).

     3.04  Form of Second Amended and Restated By-Laws of Triton Group Ltd. (included as Appendix D-2 to the
           Proxy Statement/Prospectus that is part of this Registration Statement).

     3.05  Restated Certificate of Incorporation of Security Systems Holdings, Inc., as amended.

     3.06  By-Laws of Security Systems Holdings, Inc.

     3.07  Form of Second Restated and Amended Certificate of Incorporation of Security Systems Holdings,
           Inc.

     3.08  Form of Second Restated and Amended By-Laws of Security Systems Holdings, Inc.

     4.01  Warrant Agreement and Form of Warrant, incorporated herein by reference to file No. 1-8592,
           Exhibit 4 to Intermark's Interim Report on Form 8-K dated July 12, 1993.

     4.02  Interim Rights Agreement between Triton Group Ltd. and First Interstate Bank of California,
           incorporated herein by reference to File No. 0-8138, Interim Report on Form 8-K, filed April 5,
           1995.

     4.03  Warrant Agreement executed by Triton in favor of Patricof & Co. Capital Corp., dated January 1,
           1996, incorporated herein by reference to file No. 0-8138, Annual Report on Form 10-K for the year ended March 31, 1996.

     4.04  Form of Triton Group Ltd. Common Stock Certficate.

     4.05  Form of Triton Group Ltd. Warrant Certificate.

     4.06  Form of Registration Rights Agreement, among Triton Group Ltd. and certain stockholders of Triton
           Group Ltd. and Security Systems Holdings, Inc.

     5.01  Legal opinion of Latham & Watkins.

 EXHIBIT
   NO.                                                DESCRIPTION
---------  --------------------------------------------------------------------------------------------------
     8.01  Opinion of Ernst & Young LLP with respect to certain tax matters.

    10.01  Loan Agreement executed by Liquor Barn in favor of Intermark dated November 27, 1991 and amendments thereto dated January 1, 1992 and May 1, 1992, incorporated herein by reference to File
           No. 1-8592, Amendment No. 1 to Registration Statement on Form 10/A filed September 10, 1993.

    10.02  1993 Non-Employee Directors' Stock Option Plan, incorporated herein by reference to File No.
           1-8592, Amendment No. 1 to Registration Statement on Form 10/A filed September 10, 1993.

    10.03  Amended and Restated Promissory Note between Triton Group Ltd. and Security Pacific Business
           Credit, Inc., dated July 1, 1993, incorporated herein by reference to File No. 0-8138, Annual
           Report on Form 10-K for the year ended March 31, 1994.

    10.04  Amended and Restated Pledge Agreement between Triton Group Ltd. and Security Pacific Business
           Credit, Inc., dated July 1, 1993, incorporated herein by reference to File No. 0-8138, Annual
           Report on Form 10-K for the year ended March 31, 1994.

    10.05  Assumption and Guarantor Agreement between Triton Group Ltd. and Security Pacific Business Credit,
           Inc., dated July 1, 1993, incorporated herein by reference to File No. 0-8138, Annual Report on
           Form 10-K for the year ended March 31, 1994.

    10.06  Amended and Restated Post Employment Agreement between Triton Group Ltd. and John C. Stiska dated
           March 22, 1995, incorporated herein by reference to File No. 0-8138, Annual Report on Form 10-K for the year ended March 31, 1995.

    10.07  Amended and Restated Post Employment Agreement between Triton Group Ltd. and Michael M. Earley dated March 22, 1995, incorporated herein by reference to File No. 0-8138, Annual Report on Form
           10-K for the year ended March 31, 1995.

    10.08  Amended and Restated Post Employment Agreement between Triton Group Ltd. and Mark G. Foletta dated
           March 22, 1995, incorporated herein by reference to File No. 0-8138, Annual Report on Form 10-K for the year ended March 31, 1995.

    10.09  Stock Purchase Agreement between Ridgewood Properties, Inc. and Triton Group Ltd., dated August
           15, 1994, incorporated herein by reference to File No. 0-8138, Interim Report on Form 8-K/A, filed
           September 2, 1994.

    10.10  Agreement and Plan of Merger by and among First Aviation Services Inc., FE Acquisition Subsidiary,
           Triton Group Ltd. and National Airmotive Corporation, dated March 3, 1995, incorporated herein by reference to File No. 0-8138, Amendment No. 1 to Interim Report on Form 8-K/A, filed June 16,
           1995.

    10.11  Amendment No. 1 to Agreement and Plan of Merger, by and among First Aviation Services Inc., FE
           Acquisition Subsidiary, Triton Group Ltd. and National Airmotive Corporation, dated June 2, 1995, incorporated herein by reference to File No. 0-8138, Amendment No. 1 to Interim Report on Form
           8-K/A, filed June 16, 1995.

    10.12  Letter Agreement dated October 12, 1995 between Triton Group Ltd. and The Actava Group Inc., incorporated herein by reference to File No. 0-8138, Interim Report on Form 8-K, filed November 2,
           1995.

    10.13  Stock Purchase Agreement dated September 27, 1995 between Marubeni America Corporation and Triton
           Group Ltd., incorporated herein by reference to File No. 0-8138, Interim Report on Form 8-K, filed
           November 13, 1995.

 EXHIBIT
   NO.                                                DESCRIPTION
---------  --------------------------------------------------------------------------------------------------
    10.14  First Amendment to Stock Purchase Agreement between Marubeni America Corporation and Triton Group
           Ltd., dated October 31, 1995, incorporated herein by reference to file No. 0-8138, Annual Report on Form 10-K for the year ended March 31, 1996.

    10.15  Option Forbearance Agreement between John C. Stiska and Triton Group Ltd., dated November 1, 1995, incorporated herein by reference to File No. 0-8138, Interim Report on Form 10-Q, filed February
           13, 1996.

    10.16  Option Forbearance Agreement between Michael M. Earley and Triton Group Ltd., dated November 1,
           1995, incorporated herein by reference to File No. 0-8138, Interim Report on Form 10-Q, filed
           February 13, 1996.

    10.17  Option Forbearance Agreement between Mark G. Foletta and Triton Group Ltd., dated November 1,
           1995, incorporated herein by reference to File No. 0-8138, Interim Report on Form 10-Q, filed
           February 13, 1996.

    10.18  Option Forbearance Agreement between Richard R. Tartre and Triton Group Ltd., dated November 1,
           1995, incorporated herein by reference to File No. 0-8138, Interim Report on Form 10-Q, filed
           February 13, 1996.

    10.19  Option Forbearance Agreement between Michael E. Cahr and Triton Group Ltd., dated November 1,
           1995, incorporated herein by reference to File No. 0-8138, Interim Report on Form 10-Q, filed
           February 13, 1996.

    10.20  Form of Severance Agreement, among Triton Group Ltd., Security Systems Holdings, Inc. and Russell
           R. MacDonnell.

    10.21  Form of Severance Agreement, among Triton Group Ltd., Security Systems Holdings, Inc. and David
           Heidecorn.

    10.22  Form of Severance Agreement, among Triton Group Ltd., Security Systems Holdings, Inc. and Gregory
           J. Westhoff.

    10.23  Form of Management Agreement, between Triton Group Ltd. and Triton Group Management, Inc.

    10.24  Commitment Letter, dated October 31, 1996, between Bank of Boston Connecticut and Alarmguard, Inc.
           (restated to reflect the letter agreement between Bank of Boston Connecticut and Alarmguard, Inc.
           dated March 5, 1997).

    10.25  Form of 1997 Triton Group Ltd. Long-Term Stock Incentive Plan (included as Appendix E to the Proxy
           Statement/Prospectus that is part of this Registration Statement).

    10.26  Stock Purchase Agreement, dated December 20, 1996, between Security Systems Holdings, Inc. and
           Protective Alarms, Inc. (restated to reflect the Amendment to Stock Purchase and Sale Agreement dated as of February 28, 1997).

    10.27  Form of Stock Option and Conversion Agreement, among Triton Group Ltd., Security Systems Holdings,
           Inc. and certain stockholders of Security Systems Holdings Inc.

    10.28  Form of Affiliate Agreement, among Triton Group Ltd. and certain affiliates of Security Systems
           Holdings, Inc.

    10.29  Lock-up Agreement, dated December 23, 1996, among Triton Group Ltd., Security Systems Holdings,
           Inc. and certain stockholders of Security Systems Holdings, Inc.

    10.30  Security Systems Holdings, Inc., Senior Subordinated Bridge Note Due June 1997.

    11.01  Computation of Earnings per Share, incorporated herein by reference to File No. 0-8138, Annual
           Report on Form 10-K for the year ended March 31, 1996.

 EXHIBIT
   NO.                                                DESCRIPTION
---------  --------------------------------------------------------------------------------------------------
    21.01  Listing of Subsidiaries of Triton Group Ltd., incorporated herein by reference to File No. 0-8138,
           Annual Report on Form 10-K for the year ended March 31, 1996.

    23.01  Consent of Ernst & Young LLP.

    23.02  Consent of Ernst & Young LLP.

    23.03  Consent of Ernst & Young LLP (contained in its opinion filed as Exhibit 8.01).

    23.04  Consent of Patricof & Co. Capital Corp.

    23.05  Consent of Latham & Watkins (contained in its opinion filed as Exhibit 5.01)

    23.06  Consent of Russell R. MacDonnell pursuant to Rule 438 under the Securities Act.

    23.07  Consent of David Heidecorn pursuant to Rule 438 under the Securities Act.

    23.08  Consent of Stephen L. Green pursuant to Rule 438 under the Securities Act.

    23.09  Consent of Stuart L. Bell pursuant to Rule 438 under the Securities Act.

    23.10  Consent of Thomas W. Janes pursuant to Rule 438 under the Securities Act.

    23.11  Consent of Price Waterhouse LLP.

    23.12  Consent of Price Waterhouse LLP.

    24.01  Power of Attorney (contained on signature page).

    99.01  Form of Triton Group Ltd. proxy card.